AXON

Annual Report

2025–2026

The big picture

Axon is a mission-driven company whose overarching goal is to protect life. Our vision is a world where bullets are obsolete, where social conflict is dramatically reduced, and where everyone has access to a fair and effective justice system.



A Letter from Axon CEO, Rick Smith

Fellow Shareholders,

I have been building this company for over 30 years. I have never been more energized—or more convinced that the moment we are in will define a generation.

The world is changing faster than at any point in my career. Artificial intelligence ("AI") is not an incremental advance. It is a fundamental disruption—a force that will reshape industries, redefine what technology can do, and break companies that are not ready for it. At the same time, the problems we set out to solve three decades ago—violence, injustice, a lack of accountability—remain as urgent as ever.

These two realities are converging, and Axon sits at the intersection. Our mission to protect life has always demanded imagination—the willingness to invent new solutions when the world said none existed. Now, for the first time, the technology is advancing fast enough to match the scale of that ambition. What once felt like a distant aspiration is becoming operational reality, and it is happening faster than any of us anticipated.

2025 was the year that came into focus. We delivered the strongest results in our history—not by playing it safe, but by leaning in. And it starts with the reason we exist.

Our Moonshot: The First Signs of Progress

A few years ago, we set an audacious goal: cut gun-related deaths between police and the public in the U.S. in half by 2033. In 2025, for the first time, the trend line moved in the right direction—fatalities declined nearly 10% from their peak.

It is too early to claim direct causation, but we are hearing from customers every day about situations where officers reached for their TASER device instead of their firearm, and a life was saved as a result. A major U.S. county sheriff's office reported a 42% reduction in deputy-involved shootings, crediting TASER 10 and de-escalation training delivered through our Virtual Reality ("VR") platform as contributing factors.

This is not only about our latest TASER device getting into the hands of more people. We can build the greatest device ever created, but if people are not trained to use it effectively, it does not deliver its true value. That is why we invested in building a suite of VR training solutions over the past five years—leaning in before VR was common or widely adopted.

Last year, customers completed nearly half a million VR training sessions, and our platform is now one of the most widely deployed in U.S. public safety. This year, we are infusing it with AI-powered features that will transform how officers are trained in the decade ahead.

We lean in and make bold bets before it is safe to do so—that's how we build our first-mover advantage. We believe that advantage will compound over time—and the AI Era is here to prove that.

The AI Era Is Here — And Axon Is Built for It

We are living through a pivotal moment—not just for Axon, not just for public safety, but for humanity. This is the moment where human and machine intelligence begin working together to solve problems that once felt permanent.

The world sees the risk AI poses to traditional software—but Axon is not just software. We are an integrated hardware and software ecosystem, powered by massive real-world data, deployed in high-regulation environments, and—most importantly—built on deep trust with customers who depend on us as their technology partner. That combination is extraordinarily difficult to replicate, and it is why I believe AI is the greatest accelerant Axon has ever had.

Our differentiation is not the models—everyone has access to frontier models. It is the physical sockets already on the officer: the body cameras, TASER devices, and sensors that hundreds of thousands of professionals wear every day. We do not need to convince anyone to carry a new device. We embed AI directly into the tools they already depend on. Behind those sockets sits some of the most sensitive operational data on earth, managed on our Evidence.com platform with the highest standards of privacy and security. And connecting it all are the real-world workflows—records, reports, evidence sharing, real-time operations—where AI unlocks value at every layer.

Just months after launch, more than 500 agencies went live on Axon Assistant, with officers translating conversations in 50+ languages, querying policy hands-free, and producing reports in a fraction of the time—all through the body cameras they already wear. We are just getting started with what that assistant can do—and it is going to be exponentially more powerful over just another few months.

Our strategy is resonating with our customers. In our first full year with our AI Era Plan—the package and the promise that we have made to customers—we booked approximately $750 million. That's beyond the rate of any individual software product we've shipped to date, and well ahead of our expectations. It's a sign that our customers trust us to be there for them, and they trust us to show them the way.

My conviction is that nobody should be more aggressive or more thoughtful on AI than Axon. If we get that balance right, we will not just be a vendor. We will be the partner our customers cannot imagine operating without. That is when the real flywheel kicks in—deeper relationships, expanded footprints, and increasingly mission-critical problems landing on our doorstep.

Building the World's Leading Safety Sensor Network

Our vision can be stated simply: the world's leading safety sensor network, fully connected and supercharged by AI.
Today, a TASER 10 cartridge is fired approximately every 30 seconds in the U.S. Our body cameras have recorded over 60 million hours of footage. Fusus powers more than one million monthly livestreams across 300,000+ connected community cameras. Each data point is a node in a network that grows more connected and more intelligent every day—and every new sensor, every new workflow, and every new customer makes the whole platform more valuable.

In 2025, we expanded that network significantly. Axon Vehicle Intelligence brought us into the fixed license plate reading market—integrating live streaming, real-time alerts, and AI-powered vehicle descriptors into a unified workflow. Axon Body Mini extends our ecosystem into commercial environments—retail, healthcare, logistics—with a compact, connected, AI-powered camera purpose-built for enterprise workers.

And with our acquisitions of Prepared and Carbyne, Axon 911 extends the ecosystem to the very first moment a call for help is made, connecting AI-enabled communications to the sensors, real-time operations, and documentation workflows already in our network.

A decade ago, I saw pressure to shed our hardware businesses and chase software margins. I disagreed. My belief was and remains that the most important customer problems require integrated solutions—not point products. What we have built is an interconnected ecosystem of hardware, software, and cloud services embedded in heavily regulated industries through long-term contracts.

Rather than being a target for disruption, we are the disruptor. We remain focused on our customers and where their needs are not met, and that's what leads us to disrupt existing workflows from so many angles. The current environment is accelerating ability to do this at scale and we seek to build the platform our customers will trust to scale with them.

That focus won't be replicated in pieces, and a vision is difficult to follow without being willing to take a risk and pioneer it.

Protecting Life in More Places

Our ecosystem is not built for one use case. It is built for every environment where safety, documentation, and accountability matter—and where technology has lagged for decades.

A correctional officer with the tools to de-escalate before conflict starts. A retail associate trained through immersive AI scenarios, equipped with a body camera that connects them to their security team in seconds, with incidents automatically summarized and transmitted to the appropriate response. A healthcare worker whose documentation burden drops so she can focus on the patient in front of her. A federal agent with the same integrated platform as the local officer on the beat. A prosecutor who walks into court with a clear, evidence-based picture of exactly what happened.

The platform is the same. The impact scales to every corner of public safety—and now beyond.

What excites me most is this: we are not building for just one of these futures. We are building for all of them. Every critical incident follows three phases—observe, communicate, and act. Our sensors capture what is happening. Our connected platform shares it in real time. And AI embedded natively in every workflow helps our customers act with greater speed, clarity, and confidence. This is the difference between technology that assists and technology that transforms. We are giving our customers genuine superpowers—the ability to do things that simply were not possible before.

Results That Reflect Execution

Our mission is delivering financial results that match our ambition. Axon achieved record revenue of $2.8 billion in 2025, up 33% year over year, our fourth consecutive year of annual growth above 30%. Software & Services grew over 40% and now represents 43% of revenue. ARR reached $1.3 billion. Net revenue retention accelerated to 125%.

We delivered net income of $125 million at a 4.5% margin and adjusted EBITDA of $710 million at a 25.5% margin while maintaining a Rule of 40 above 55—and we did it while investing aggressively in R&D, new product categories, and go-to-market expansion.

These metrics measure our past execution, but they also excite me for our future. With only about 30% of customers on premium subscription plans today, the runway ahead is substantial. We have set our strongest outlook ever heading into 2026, and our long-term targets reflect our confidence that we are still in the early innings of what this ecosystem can become.

Let's Roll

Darwin got it right: it is not the strongest who survive, but the most adaptable. Axon has always been built on reinvention —finding a way forward when others said there was none. That is not just our history. It is our competitive advantage.

Complacency is fatal. Pulling back would assure failure. Leaning in creates the future. We are taking bold risks, investing aggressively, and reimagining everything AI can touch in our domain—while staying grounded in the mission and values that have defined us from the start.

I have been doing this for over 30 years. I have never been more energized than I am right now. What I see inside this company—teams delivering multiples of their original roadmaps, creativity accelerating at a pace I have never witnessed— tells me we are in the right position at the right moment.

To our employees, customers, and shareholders—thank you for believing in what we are building. We are not just building a business. We are solving problems that matter.

Let's roll.

-Rick

BUSINESS HIGHLIGHTS

Who We Are

Axon Enterprise, Inc. ("Axon," the "Company," "we" or "us") is a technology company that provides integrated hardware and software solutions. Founder-led since 1993, Axon began with a mission to protect life and has grown into a global technology company serving a range of customers. Our products and services allow customers across the public and private sector to capture and use critical data to support fully-connected operational workflows. Our trusted network seamlessly integrates software and hardware with a range of connected devices, including TASER energy devices, cameras and sensors, drones and robotics, cloud-based evidence management, records management, real-time operations software, critical incident and emergency response systems, immersive training, and productivity tools – all enhanced by artificial intelligence ("AI"). Designed to work together, these solutions create a unified, data-driven operating system that prioritizes safety and helps protect people and places with greater speed, accuracy, transparency, and accountability.

Our integrated technology platform of hardware and software solutions advances our mission to (i) make the bullet obsolete, (ii) reduce social conflict, and (iii) enable a fair and effective justice system. Our products and technology solutions address complex, high-stakes challenges, and our mission attracts top talent. We aim to invent and deliver technology solutions that progressively make the right things easier and the wrong things harder every day.

Axon is a diversified technology company with employees distributed across multiple geographies. Alongside our primary corporate headquarters in Scottsdale, Arizona, we have hubs in many major cities across the United States and ongoing international expansion across Europe, Asia, and the Americas, as we continue to drive our mission globally.

Our Business Segments

As of January 1, 2025, we realigned our business to better reflect our continued growth and expansion of our technology solutions. Previously reported within two reportable segments, TASER and Software and Sensors, we realigned our business in a manner that provides increased transparency and distinction between our software and services and hardware components. Axon's operations comprise a fully integrated suite of products across connected hardware, software, and services which are disclosed in two reportable segments:

> **Software and Services:** We develop, manufacture and sell cloud-based Software-as-a-Service solutions that leverage AI and enable our customers to capture, securely store, manage, share and analyze video and other digital evidence. Our software offerings also support productivity and real-time operations.

> **Connected Devices:** We develop, manufacture and sell fully integrated hardware solutions, such as conducted energy devices sold under the TASER brand, body cameras, fixed and in-car cameras, drone and counter-drone technologies, and a broad ecosystem of accessories, extended warranties and related hardware products.

Key Performance Highlights [1]

- Annual revenue increased over 33% to mark our fourth consecutive year of 30%+ annual growth

- Annual net income of $125 million supported adjusted EBITDA of $710 million

- Generated annual bookings of $7.4 billion, up 46% year over year

- Introduced major product expansions, including Axon Vehicle Intelligence, Axon Assistant, Axon Body Mini and Axon 911

Revenue

Total company revenue of $2.8 billion in 2025 achieved through compound annual revenue growth of 33% from 2022.



Profitability Measures

We delivered a full-year net income margin of 4.5% alongside a 25.5% adjusted EBITDA margin reflecting approximately 600 basis points of expansion since 2022.



Total Shareholder Returns [2]

AXON ranks above the 93rd percentile among all S&P 500 companies for shareholder three-, five- and 10-year returns.



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[1] Adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures; see "Reconciliation of Non-GAAP Measures" for definitions of non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measures.

[2] Represents stock price performance through December 31, 2025.

CORPORATE GOVERNANCE HIGHLIGHTS

Board	**Governance Oversight**	**Shareholder Rights & Engagement**
• Independent board leadership • Majority independent board • Directors with a wide range of skills, expertise and multi-faceted backgrounds • Regular board refreshment—four new directors added since 2023 • Average director age: 58 • Average director tenure: 10 years	• One share, one vote equity structure • Annual director elections • Majority vote standard • Public board service limits • Director tenure and term limits	• Ability for shareholders to call a special meeting • Ability for shareholders to act by written consent • Regular shareholder engagement with our investors to understand their views and seek feedback • "Proxy access" bylaw provision

Governance Structures Unique to Axon's Business

Standing Board Committees	**Advisory Boards**
• Audit Committee • Compensation Committee • Nominating and Corporate Governance Committee, including oversight of Environmental, Social and Governance ("ESG") and sustainability-related risks • Enterprise Risk and Compliance Committee, including oversight of cybersecurity risk in consultation with our Audit Committee • Mergers and Acquisitions and Capital Structure Committee	• Ethics & Equity Advisory Council ("EEAC") composed of community leaders and community-focused academics, provides our Board with insight into the responsible development and deployment of new technology — including artificial intelligence — in both public safety and community contexts. The EEAC assists with gap analyses and helps us develop toolkits, training, and product review processes to support ethical product design • Scientific and Medical Advisory Board composed of experts from several fields who help to ensure our Board is aware of evolving technology, practices and regulations material to our TASER devices so that the Board can appropriately oversee Axon's strategy



AXON ENTERPRISE, INC.
17800 North 85th Street
Scottsdale, Arizona 85255

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
May 28, 2026

To Our Shareholders:

The 2026 Annual Meeting of Shareholders (the "Annual Meeting") of Axon Enterprise, Inc. (the "Company" or "Axon") will be held at 1:00 p.m. Pacific time on Thursday, May 28, 2026. The Annual Meeting will be a completely virtual meeting of shareholders. You will be able to attend the Annual Meeting, vote your shares electronically, and submit your questions during the live webcast by visiting www.virtualshareholdermeeting.com/AXON2026. You will need to have your 16-digit control number included on your Notice of Internet Availability of Proxy Materials, on your proxy card, or on your voting instruction card or form or other instructions that accompanied your proxy statement. The Annual Meeting will be held for the following purposes:

1. Election of the directors of the Company named in the proxy statement;

2. Advisory vote to approve the compensation of the Company's named executive officers; and

3. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.

Only shareholders of record of the Company's common stock at the close of business on March 31, 2026 are entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment thereof. Only shareholders with a valid 16-digit control number will be able to attend the Annual Meeting and vote, ask questions, and access the list of shareholders as of the close of business on the record date for the Annual Meeting.

Your vote is very important. Whether or not you plan to attend the Annual Meeting, we encourage you to read the proxy statement and vote as soon as possible. For specific instructions on how to vote your shares, please refer to the section entitled *"General Information About the Annual Meeting and Voting"* in the proxy statement and the instructions on your proxy card or the voting instruction card or form you receive from your broker, bank or other intermediary. Please note that, if you hold shares in different accounts, it is important that you vote the shares represented by each account.

If you have any questions concerning the proxy statement or the proposals, would like additional copies of the proxy statement or need help voting your shares of Axon, please contact Axon's proxy solicitor:

Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Shareholders Call Toll Free: (877) 750-8129
International Callers: +1 (412) 232-3651
Brokers and Banks Call: (212) 750-5833

By Order of the Board of Directors,

/s/ ISAIAH FIELDS

Isaiah Fields

Corporate Secretary

Scottsdale, Arizona
April 16, 2026

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE VOTE ON THE INTERNET, BY TELEPHONE, OR MARK, SIGN, DATE AND PROMPTLY RETURN YOUR PROXY OR VOTING INSTRUCTION CARD OR FORM IN THE ENCLOSED ENVELOPE.

TABLE OF CONTENTS



AXON ENTERPRISE, INC.
17800 North 85th Street
Scottsdale, Arizona 85255

_____

PROXY STATEMENT FOR 2026 ANNUAL MEETING OF SHAREHOLDERS

_____

GENERAL INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Why am I receiving these proxy materials?

The Board of Directors (the "Board" or "Board of Directors") of Axon Enterprise, Inc. (the "Company" or "Axon") has made these proxy materials available to you on the Internet or has delivered printed copies of these proxy materials to you by mail in connection with the Board of Directors' solicitation of proxies for use at the 2026 Annual Meeting of Shareholders (the "Annual Meeting"), which will take place virtually at 1:00 p.m. Pacific time on Thursday, May 28, 2026. You will be able to attend the Annual Meeting, vote your shares electronically, access the list of shareholders as of the close of business on March 31, 2026 (the "Record Date"), and submit your questions during the live webcast by visiting www.virtualshareholdermeeting.com/AXON2026. You will need to have your 16-digit control number included on your Notice of Internet Availability of Proxy Materials (the "Notice"), on your proxy card, or on your voting instruction card or form or other instructions that accompanied your proxy statement ("Voting Instruction Card"). We recommend logging into the Annual Meeting prior to the start time. This proxy statement describes the matters on which you, as a shareholder, are entitled to vote. It also gives you information on these matters so that you can make an informed decision. This proxy statement is first being made available or sent to shareholders on or about April 16, 2026.

What is included in these materials?

These materials include:

- ¨ This proxy statement for the Annual Meeting; and
- ¨ The Company's Annual Report on Form 10-K for the year ended December 31, 2025 (the "2025 Annual Report").

If you received printed copies of the proxy materials by mail, the proxy materials also include the proxy card or Voting Instruction Card for the Annual Meeting.

Why did I receive a one-page notice in the mail regarding the Internet availability of these proxy materials instead of a printed copy of these proxy materials?

In accordance with the rules of the Securities and Exchange Commission (the "SEC"), instead of mailing printed copies of the proxy materials to all of our shareholders, we have elected to furnish such materials to shareholders by providing access to these documents over the Internet. Accordingly, on April 16, 2026, we sent the Notice to shareholders of record and beneficial owners of shares of our common stock as of the Record Date. Shareholders have the ability to access the proxy materials on a website referred to in the Notice or request to receive a printed or electronic copy of the proxy materials by following the directions found in the Notice. The Company encourages you to take advantage of the availability of the proxy materials on the Internet in order to help reduce the cost and environmental impact of the Annual Meeting.

How can I get electronic access to the proxy materials?

The Notice provides you with instructions regarding how to: (1) view our proxy materials for the Annual Meeting on the Internet; (2) vote your shares after you have viewed our proxy materials; (3) request a printed or electronic copy of the proxy materials; and (4) instruct us to send our future proxy materials to you electronically via email. Copies of the proxy materials are also available for viewing on the investor relations page of the Company's website at http://investor.axon.com.

What proposals will be voted on at the Annual Meeting and how does the Board of Directors recommend I vote?

Shareholders will vote on the following items at the Annual Meeting:

Proposal	Description	Board Recommendation
No. 1	Election of the directors of the Company named in this proxy statement	FOR (all nominees)
No. 2	Advisory vote to approve the compensation of the Company's named executive officers	FOR
No. 3	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026	FOR

Shareholders will also vote on the transaction of any other business as may properly come before the Annual Meeting or any postponement or adjournment thereof. To the maximum extent allowed by the SEC's proxy rules, the proxy holders will vote your shares on such other matters as they determine in their discretion.

Where are the Company's principal executive offices located and what is the Company's main telephone number?

The Company's principal executive offices are located at 17800 North 85th Street, Scottsdale, Arizona 85255. The Company's main telephone number is (480) 991-0797.

Who may vote at the Annual Meeting?

As of the Record Date, there were 80,572,201 shares of the Company's common stock outstanding. Each share of common stock entitles the holder to one vote on each matter that may properly come before the Annual Meeting or any postponement or adjournment thereof. The holders of a majority of the voting power of all shares entitled to vote, present in person (virtually) or represented by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. Shareholders are not entitled to cumulative voting in the election of directors. Only shareholders as of the close of business on the Record Date are entitled to receive notice of, to attend, and to vote at the Annual Meeting.

What is the difference between a shareholder of record and a beneficial owner of shares held in street name?

Shareholder of Record

If your shares are registered directly in your name with the Company's transfer agent, Broadridge Corporate Issuer Solutions, Inc., you are considered the shareholder of record with respect to those shares, and the Notice or printed copies of the proxy materials were sent directly to you by the Company. If you request printed copies of the proxy materials by mail, you will also receive a printed proxy card.

Beneficial Owner of Shares Held in Street Name

If your shares are held in an account at a broker, bank or other intermediary, then you are the beneficial owner of shares held in "street name," and the Notice or printed copies of the proxy materials were forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to direct that organization how to vote the shares held in your account. If you request printed copies of the proxy materials by mail, you will also receive a printed Voting Instruction Card.

If I am a shareholder of record of the Company's shares, how do I vote?

There are multiple ways to vote:

        ☐   **Via the Internet.** If you received a Notice, you may vote via the Internet:

                Before the Meeting: until 11:59 p.m. Eastern time on May 27, 2026, visit www.proxyvote.com and enter the control number found in the Notice.

                During the Meeting: visit www.virtualshareholdermeeting.com/AXON2026 and enter the control number found in the Notice.

        ☎   **By telephone.** If you received or requested printed copies of the proxy materials by mail, until 11:59 p.m. Eastern time on May 27, 2026, you may vote by calling the toll-free number found on the proxy card.

        ✉   **By mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by filling out the proxy card and returning it in the envelope provided.

If I am a beneficial owner of shares held in street name, how do I vote?

Your broker or bank will send you instructions on how to vote. There are multiple ways to vote:

        ☐   **Via the Internet.** If you received a Notice, you may vote via the Internet:

                Before the Meeting: until 11:59 p.m. Eastern time on May 27, 2026, visit www.proxyvote.com and enter the control number found in the Notice.

                During the Meeting: visit www.virtualshareholdermeeting.com/AXON2026 and enter the control number found in the Notice.

        ☎   **By telephone.** If you received or requested printed copies of the proxy materials by mail, until 11:59 p.m. Eastern time on May 27, 2026, you may vote by calling the toll-free number found on the Voting Instruction Card.

        ✉   **By mail.** If you received or requested printed copies of the proxy materials by mail, you may vote by filling out the Voting Instruction Card and returning it in the envelope provided.

To attend and participate in the Annual Meeting, you will need the 16-digit control number included on your Notice, on your proxy card or on your Voting Instruction Card. If your shares are held in street name, you should contact your broker or bank to obtain your 16-digit control number or otherwise vote through your broker or bank. Only shareholders with a valid 16-digit control number will be able to attend the Annual Meeting and vote, ask questions and access the list of shareholders as of the close of business on the Record Date for the Annual Meeting.

What constitutes a quorum in order to hold and transact business at the Annual Meeting?

Under Delaware law and the Company's Bylaws (as amended and restated, the "Bylaws"), the holders of a majority of the voting power of all shares entitled to vote, present in person or represented by proxy, at a meeting constitutes a quorum. Abstentions and broker non-votes will be counted as present to determine whether a quorum has been established. Once a share of the Company's common stock is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and any adjournment thereof. If a quorum is not present, the Annual Meeting may be postponed or adjourned until a quorum is obtained.

How are proxies voted?

All valid proxies received prior to the Annual Meeting will be voted. All shares represented by a proxy will be voted and, where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the shareholder's instructions.

What happens if I do not give specific voting instructions?

Shareholder of Record

If you are a shareholder of record and you indicate when voting on the Internet or by telephone that you wish to vote as recommended by the Board, or sign and return a proxy card without giving specific voting instructions, then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this proxy statement and as the proxy holders may determine in their discretion with respect to any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owner of Shares Held in Street Name

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares may vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on such matters with respect to your shares. This is generally referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

Proposals No. 1 and No. 2 (election of the directors, and the advisory vote to approve the compensation of the Company's named executive officers) are considered "non-routine." A broker or other nominee cannot vote without specific voting instructions from the beneficial owner on non-routine matters, and therefore we anticipate there will be broker non-votes in connection with Proposals No. 1 and No. 2.

Proposal No. 3 (ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026) is considered "routine." A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected in connection with this proposal.

Can I change my vote after I have voted?

You may revoke your proxy and change your vote at any time before the final vote during the Annual Meeting, subject to the instructions provided on your Notice, on your proxy card or on your Voting Instruction Card, by voting again via the Internet or by telephone (only your latest Internet or telephone proxy submitted prior to the final vote during the Annual Meeting will be counted), by signing and returning a new proxy card or Voting Instruction Card with a later date that is received prior to the Annual Meeting, or by attending the Annual Meeting and voting during the meeting. However, your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote again during the Annual Meeting or specifically request that your prior proxy be revoked by delivering to the Company's Corporate Secretary at 17800 North 85th Street, Scottsdale, Arizona 85255 a written notice of revocation and is received prior to the Annual Meeting.

Is my vote confidential?

Proxy instructions, ballots and voting tabulations that identify individual shareholders are handled in a manner that protects your voting privacy. Your vote will not be disclosed either within the Company or to third parties, except as necessary to meet applicable legal requirements, to allow for the tabulation and certification of votes, and to facilitate a successful proxy solicitation.

What is the voting requirement to approve each of the proposals?

Election of Directors

For Proposal No. 1, under our Bylaws, assuming the existence of a quorum at the Annual Meeting, each director will be elected by the affirmative vote of a majority of the votes properly cast for and against such nominee's election. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Advisory Vote to Approve the Compensation of the Company's Named Executive Officers

For Proposal No. 2, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for approval, on an advisory basis. Abstentions and broker non-votes will have no impact on the outcome of this proposal if a quorum is present.

Ratification of Independent Registered Public Accounting Firm

For Proposal No. 3, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for ratification. Abstentions will have no impact on the outcome of this proposal if a quorum is present.

Who will serve as the inspector of election?

A member of the Company's internal legal department will serve as the inspector of election.

Where can I find the voting results of the Annual Meeting?

The final voting results will be tallied by the inspector of election and, within four business days after the Annual Meeting, the Company expects to report the final results on Form 8-K filed with the SEC.

Who is paying for the cost of this proxy solicitation?

The Company will bear the cost of solicitation of proxies for the Annual Meeting. We are soliciting your proxy on behalf of our Board. In addition to the use of mail, proxies may be solicited by personal interview, telephone, facsimile, electronically, including email, or otherwise, by our directors, officers and other employees. They will not receive any additional compensation for these activities. We have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies for a fee of $30,000 for services not yet contracted, plus reimbursement of reasonable expenses, and we have agreed to indemnify Innisfree M&A Incorporated against certain losses, costs and expenses. We also will request persons, firms and corporations holding shares in their names, or in the names of their nominees, that are beneficially owned by others to send or cause to be sent proxy materials to, and obtain proxies from, such beneficial owners and will reimburse such holders for their reasonable expenses in doing so.

Who can help answer my other questions?

If after reading this proxy statement you have more questions about the Annual Meeting or the proposals, you should contact Innisfree M&A incorporated, our proxy solicitor, at:


Innisfree M&A Incorporated
501 Madison Avenue
New York, NY 10022
Shareholders Call Toll Free: (877) 750-8129
International Callers: +1 (412) 232-3651
Brokers and Banks Call: (212) 750-5833


GOVERNANCE

THE BOARD OF DIRECTORS

Role of the Board of Directors

The principal duties of the Board of Directors are to provide independent oversight of management and the Company's strategic direction. The fundamental responsibility of the directors is to exercise their business judgment to act in what they reasonably believe to be the best interest of the Company and its shareholders. The Board also oversees risk management and succession planning, and upholds the integrity of the Company's financial reporting, disclosures, and compliance programs. Our governance framework is designed to promote accountability, informed decision-making, and effective oversight of strategy, performance, and risk.

Axon's key governance documents, including our Corporate Governance Guidelines, are available at https://investor.axon.com/Governance-Documents.

Director Nominations

Our Nominating and Corporate Governance Committee (the "NCG Committee") is responsible for identifying, evaluating, and recommending qualified director candidates to the Board for nomination and election at each annual meeting of shareholders, with a focus on skills, experience, and expertise best suited to oversee the Company's strategy and operations. The NCG Committee may consider candidates recommended by directors, management, or shareholders, and, at times, may retain third-party search firms to assist in the identification and evaluation of candidates.

Shareholders who wish the NCG Committee to consider their recommendations for nominees for the position of director should submit their recommendations in writing by mail to the NCG Committee, c/o Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, AZ 85255, in accordance with the procedures in our Bylaws. Recommendations by shareholders that are made in accordance with these procedures will receive the same consideration by the NCG Committee as other suggested nominees.

Qualifications for All Directors

In its assessment of each potential director nominee, including those recommended by shareholders, the NCG Committee considers the potential nominee's demonstrated skills, expertise, character, judgment, relevant functional and industry experience, and whether they possess a high degree of business, financial, governmental, military and/or law enforcement, technological, cybersecurity, risk oversight, corporate governance or human capital management acumen, independence, and other factors the NCG Committee determines are pertinent in light of the current needs of the Board. The NCG Committee also takes into account the ability of a potential director nominee to devote the time and effort necessary to fulfill his or her responsibilities to the Board of Directors. The NCG Committee engages in regular succession planning for the Board and key leadership roles on the Board. As part of this succession planning process, the NCG Committee considers the experiential diversity and tenure of the current directors and the mix of backgrounds on the Board. While the NCG Committee does not have a formal diversity policy, the Board believes that the Company benefits from a well-rounded balance of varying qualifications, attributes, skills and experience in the composition of the Board.

The NCG Committee engages in ongoing succession planning for the Board and key Board leadership roles. In doing so, the NCG Committee regularly reviews the Board's composition in light of the skills, experience and other attributes that will best position the Board to oversee the Company's strategy and governance needs over time. This review is informed by the Board's self-evaluation process, anticipated Board transitions, and the Committee's view of the qualifications and experience most valuable in future director nominees. While the NCG Committee does not have a formal diversity policy, the Board believes that the Company benefits from a well-rounded balance of varying qualifications, attributes, skills and experience in the composition of the Board.

The NCG Committee's process for identifying and evaluating director nominees is ongoing and typically involves discussions among Committee members, review of information concerning potential candidates, interviews with selected candidates, and, from time to time, engagement of third-party firms to assist in identifying, screening or evaluating potential nominees.

Majority Voting Standard and Resignation Policy

Our Bylaws provide that we use a majority voting standard instead of a plurality voting standard in uncontested elections. Under this standard, an uncontested director must receive a majority of the votes properly cast for and against such nominee and, if they do not, they must tender their resignation for Board consideration. For contested elections where the number of director nominees exceeds the number of Board seats open for election, each person nominated to be elected as a director is elected by a plurality of the votes properly cast.

If an incumbent director receives less than a majority of the votes cast with respect to such director's election in an uncontested election, such director will promptly tender his or her resignation to the NCG Committee. No later than 90 days following the receipt of any such tendered resignation, (i) the Board will, taking into account any recommendation by the NCG Committee, take formal action with respect thereto (which action may include accepting or rejecting such tendered resignation, or taking other action considered appropriate) and (ii) the Company will publicly disclose the Board's decision and, in the event that the Board of Directors does not accept any such tendered resignation, the rationale for such decision. The director who tenders his or her resignation will not participate in the recommendation of the NCG Committee or the decision of the Board with respect to his or her resignation. The NCG Committee, in making any recommendation, and the Board, in making any decision, may consider any factors or other information they consider appropriate or relevant. If the Board accepts a tendered resignation, then the Board may fill the resulting vacancy or may decrease the size of the Board.

Shareholder Engagement

The Board of Directors values ongoing dialogue with Axon's shareholders and maintains a regular engagement program to solicit feedback on key matters. Management, led by the Investor Relations team, engages regularly with investors and analysts on strategy, financial and operating performance, and responds to inbound inquiries. Axon also conducts targeted outreach on corporate governance topics, including executive compensation and governance practices, with appropriate members of management, and, at times, members of the Board.

Feedback from these engagements is shared with the Board and helps inform its oversight of topics, such as executive compensation, strategic priorities, disclosures, and Board composition. Axon also engages with shareholders in advance of its annual meeting, as appropriate, to discuss matters subject to shareholder vote. These meetings strengthen Axon's relationships with our shareholders and reinforce our commitment to be responsive to their feedback.

Seeking feedback on our 2024 say-on-pay vote, we launched an expanded shareholder outreach initiative last year. Our goal was to better understand shareholder concerns and gather input on desired changes to our executive compensation program. Throughout 2025, we continued engaging with shareholders on executive compensation, corporate governance, strategy, and Board composition. We solicited feedback from over 30 shareholders, representing greater than 40% of our outstanding shares. These engagements were led by our Head of Investor Relations and included a Board member from the Compensation Committee, as appropriate.

2025 Shareholder Engagement Outreach Efforts

Number of shareholders contacted:	Percent of Outstanding Shares Contacted:	Percent of Outstanding Shares Engaged:
>30	~60%	>40%

Board Governance Enhancements as a Result of Shareholder Feedback

Our Board strives to continually enhance our governance structures and adopt industry and market best practices. Engagement with our shareholders and feedback from those conversations help to inform the Board's decision-making in implementing policies, practices and governance structures in line with investor expectations and those that enable effective risk oversight at the Board level. Consistent with this approach, the Board has implemented the following policies and Bylaw amendments in recent years as a result of shareholder feedback:

- establishing a Human Rights Policy that extends to our employees, officers, directors, partners, vendors, and suppliers worldwide and is based on our goal of upholding the highest standards;

- refreshing our Board's tenure and term limits;

- enhancing our Political Contributions Policy and disclosures; and

- review of executive compensation structures, which are designed to retain and incentivize key talent for sustained long-term shareholder value creation

Human Rights Policy

The Board formalized our Human Rights Policy to align with international standards, including the United Nations Guiding Principles on Business and Human Rights. The policy reinforces Axon's commitment to fair labor practices, non-discrimination and ethical supply chain standards, including the prohibition of forced labor, human trafficking and child labor. It also affirms the Company's support for equal employment opportunities, freedom of association, and a diverse and inclusive workplace. To strengthen compliance, Axon has established clear reporting mechanisms to address human rights concerns and ensure accountability across our operations and supply chain. This policy reflects Axon's dedication to responsible business conduct and our mission to protect life with integrity and respect for human dignity.

Board Refreshment, Tenure, and Term Limits

The Board values the views and contributions of directors who bring newer perspectives, as well as those who offer deep institutional knowledge of the Company's business, governance, and strategy, developed over time. As part of the Board's ongoing refreshment efforts, four new directors have been added to the Board since 2023. In addition, as part of the process to help facilitate a smooth transition of new directors that have been added since that time, and as previously announced in 8-K filings earlier this year, directors Julie Cullivan and Matthew McBrady will not stand for re-election and will serve until their terms expire at the 2026 annual meeting. Both Ms. Cullivan and Mr. McBrady have shown deep commitment, leadership, and contribution to the Board during their multi-year tenures.

To further our commitment to ensuring meaningful Board refreshment, the Company's Corporate Governance Guidelines implement a formal term limit (as defined below) for directors in order to ensure alignment of director qualifications, attributes, skills, and experience with the Company's evolving strategy. Each non-executive director of the Company must submit a letter of resignation to the Chair of the NCG Committee upon reaching 20 continuous years of service as a director of the Company or age 75 (the "term limit"), whichever occurs first, and each year thereafter, which letter of resignation may be accepted or rejected by the Board in its sole discretion. Prior to August 2024, the term limit was the earlier of 20 continuous years of service as a director of the Company or age 72 (the "prior term limit").

Pursuant to the prior term limit, on February 27, 2024, Mr. Garnreiter provided his letter of resignation to the Chair of the NCG Committee. After considering Mr. Garnreiter's leadership roles as Chair of the Board and Audit Committee Chair, particularly in light of the Company's recent transition in independent registered public accounting firms, the NCG Committee recommended to the Board that it decline Mr. Garnreiter's offer to resign to provide additional time to plan for his succession. On March 4, 2024, the Board determined to follow the NCG Committee's recommendation, declined Mr. Garnreiter's offer to resign, and appointed Mr. Graham Smith as Audit Committee Chair to provide for a smooth future transition. Pursuant to the revised term limit Mr. Garnreiter was not required to submit a letter of resignation in 2025.

Political Contributions Disclosures and Policy

Axon participates in the public policy process on issues relevant to its business, mission, and shareholders, in compliance with applicable laws and regulations. The Board of Directors, through its Nominating and Corporate Governance Committee, oversees Axon's political spending activities. Axon has committed to provide annual updates regarding its political contributions and related policies and practices. Any political contributions made with corporate funds are subject to applicable law and require prior approval in accordance with Company policy and internal controls.

Other Governance Features

Our Board has previously adopted other policies, practices and governance structures that we believe are in line with investor expectations, aligned with industry and market best practices and enable effective risk oversight at the Board level.

Director Commitments and Service on Other Boards

The Board of Directors recognizes the time commitment that service on a board of directors requires, as well as other commitments applicable to the Company's directors. The Company's Corporate Governance Guidelines establish limits on the number of boards on which our directors may serve. A director who is not a named executive officer of a public company may serve on a total of four public company boards, including the Company's Board. A director who is also a named executive officer of a public company may serve on a total of two public company boards, including the Company's Board.

Proxy Access

Our Bylaws include a "proxy access" provision, which permits a shareholder, or a group of up to 20 shareholders, who own 3% or more of our voting stock continuously for at least three years, to nominate and include in our annual meeting proxy materials director nominees constituting up to the greater of two directors or 20% of the Board, subject to certain conditions and provided that the shareholder(s) and director nominee(s) satisfy all eligibility, procedural and disclosure requirements specified in our Bylaws, including that each director nominee submitted through the proxy access provisions must meet the qualifications to be an independent director.

Exclusive Forum

Our Bylaws provide as an exclusive forum (i) the Delaware Court of Chancery for certain types of actions and claims (including derivative actions, actions asserting a claim of breach of fiduciary duty and actions against us arising pursuant to the Delaware General Corporation Law or our organizational documents) and (ii) the federal district courts of the United States for claims arising under the Securities Act of 1933, as amended (the "Securities Act"), in each case subject to certain limitations. Our Board believes this provision is in the best interest of Axon and its shareholders. First, designating a forum in which certain claims can be brought promotes the efficient resolution of such claims and reduces the likelihood of duplicative lawsuits being brought in multiple jurisdictions. Further, the ability of plaintiffs to litigate claims governed by Delaware law in courts other than the Delaware Court of Chancery may mean that claims are brought in courts that may not apply Delaware law in the same manner as the Delaware Court of Chancery. The Delaware Court of Chancery's considerable expertise has led to the development of a substantial and influential body of case law interpreting Delaware corporate law. We expect this will provide us and our shareholders with more consistency and predictability regarding the outcome of corporate disputes, which can minimize the time, cost and uncertainty of litigation for all parties. Similarly, the Board believes designating the federal district courts of the United States as the exclusive forum for claims brought under the Securities Act prevents forum shopping of state courts by plaintiffs and facilitates review of Securities Act claims by judges in federal courts that may have significant experience and expertise in adjudicating such claims. The exclusive forum provision in our Bylaws does not apply to suits brought to enforce any liability, obligation or duty created by the Securities Exchange Act of 1934, as amended (the "Exchange Act") to the extent such application would be contrary to law.



Our Highly Qualified Board of Directors

The Board has identified particular qualifications, attributes, skills, expertise and experience that it believes are important to be represented on the Board as a whole in order to advise and contribute to the execution of the Company's strategic objectives. Each Board member was selected in accordance with the process for identifying and evaluating director nominees described above. Accordingly, the Board believes that each of the Company's Board members brings a myriad of qualifications, attributes, skills , expertise and experience that are a combined benefit to the Company and its shareholders.

While recognizing that any group of people is more than the sum of its parts, that biography does not always define identity and that attempting to quantify diversity is an imperfect exercise in a world of unique individuals, we also acknowledge and celebrate that our Board intentionally reflects a wide range of human experiences and identities.

Board Demographics

Our Board represents a range of highly relevant skills and experiences, coupled with diverse educations and backgrounds, that enhance the Board's collective perspective and decision-making, while providing for effective oversight of the Company. The demographic information provided below is based on voluntary self-identification by each director nominee.

Director Nominees Gender Diversity

45% Women

Director Nominees Racial Diversity

27% Racially Diverse

Board Skills Matrix

Skills and Experience	Ayers	Brown	Cullivan	Garnreiter	Kalinowski	McBrady	Morgenfeld	Partovi	G. Smith	P. Smith	Williams	Total
CEO/senior executive experience	•	•	•	•	•	•	•	•	•	•	•	11
Accounting/auditing experience				•			•		•			3
Governmental, regulatory and/or legal experience						•					•	2
Military and/or law enforcement experience							•				•	2
Technology expertise	•	•	•		•			•	•	•		7
Risk oversight and management	•	•	•	•		•	•	•	•	•		9
Public company board experience/corporate governance	•	•	•	•			•		•			6
Human capital management			•									1
Director since	2023	2020	2017	2006	2019	2016	2025	2010	2023	1993	2023	

Directors and Director Nominees in 2026



Erika Ayers Badan
Director since 2023
Age: 50
Board Committee: Compensation Committee, Nominating and Corporate Governance Committee
Other Public Companies Boards: None

Ms. Ayers Badan was Chief Executive Officer ("CEO") of Food52 from April 2024 to February 2026 when it was sold to America's Test Kitchen. Ms. Ayers Badan was previously CEO of Barstool Sports from 2016 through January 2024, during which time it experienced tremendous brand and business growth as one of the fastest-growing digital innovation, sports, entertainment and lifestyle media brands on the Internet. Prior to joining Barstool Sports, Ms. Ayers Badan held various executive roles at media platforms such as Microsoft Corporation, AOL, Leaf Group (formerly Demand Media, Inc.) and Yahoo! Inc. She has extensive experience in transforming start-up organizations into multi-industry operations. She was also part of two early stage start-ups in the fashion and music industry and sits on the advisory board of both Vice Media Group and the Premier Lacrosse League. Ms. Ayers Badan previously served on the board of directors of World Wrestling Entertainment, Inc. from October 2020 to September 2022. Ms. Ayers Badan holds a B.S. in Sociology from Colby College.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Experience as an executive of media platform companies provides Ms. Ayers with valuable insight into communication expertise, Internet-related business development demands and brand building.
Risk Oversight & Management; Public Company Board Experience/Corporate Governance	Experience as an advisor to multiple companies and as a board member of World Wrestling Entertainment, Inc. from October 2020 to September 2022 provides insight into public company corporate governance matters.



Adriane Brown
Director since 2020
Age: 67
Board Committees: Compensation Committee, Nominating and Corporate Governance Committee (Chair), Enterprise Risk and Compliance Committee
Other Public Company Boards: American Airlines Group Inc., eBay Inc., KKR & Co Inc.

Ms. Brown has been a Managing Director at Flying Fish Partners, a technology focused venture capital firm, since 2020 and joined as a Venture Partner in 2018. Prior to that, Ms. Brown served as President and Chief Operating Officer for Intellectual Ventures ("IV"), an invention and investment company that commercializes inventions, from January 2010 through July 2017, and served as a Senior Advisor until December 2018. Before joining IV, Ms. Brown served as President and CEO of Honeywell Transportation Systems ("Honeywell") from January 2005 to June 2009. Over the course of 10 years at Honeywell, she held leadership positions serving the aerospace and automotive markets globally. Prior to Honeywell, Ms. Brown spent 19 years at Corning, Inc., ultimately serving as Vice President and General Manager, Environmental Products Division, having started her career there as a shift supervisor. Ms. Brown serves on the boards of directors of American Airlines Group Inc., eBay Inc. and KKR & Co Inc. Ms. Brown also serves on the board of directors of the International Women's Forum. Previously, she served on the boards of directors of Allergan plc and Raytheon Company until 2020, respectively, and Harman International Industries until 2017. Ms. Brown holds an Honorary Doctorate of Humane Letters and a B.A. in environmental health from Old Dominion University and is a winner of its Distinguished Alumni Award. She also holds a M.A. in Management from the Massachusetts Institute of Technology where she was a Sloan Fellow.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Ms. Brown is a Managing Director and member of the Investment Committee at Flying Fish Partners. The fund invests in and supports start-ups utilizing artificial intelligence and machine learning to transform processes in a variety of market verticals. Over the course of her career, Ms. Brown has engaged in business and technology transformations across a number of businesses and markets.
Risk Oversight & Management; Public Company Board Experience/Corporate Governance	Board experience from Allergan plc, American Airlines Group Inc., eBay Inc., KKR & Co Inc., Harman International Industries and Raytheon Company provides extensive insight into public company corporate governance matters.



Julie Cullivan (1)
Director since 2017
Age: 60
Board Committees: Enterprise Risk and Compliance Committee, Nominating and Corporate Governance Committee
Other Public Company Boards: HeartFlow, Inc.

Ms. Cullivan has been a Special Advisor at Brighton Park Capital, an entrepreneur inspired growth equity firm since 2020. Prior to that, Ms. Cullivan was the Chief Technology and People Officer at Forescout Technologies, Inc. ("Forescout"), reporting to the CEO, where she was responsible for leading the company's business model transformation, information technology strategy, security risk and compliance program, customer production operations, and human resources. She joined in July 2017 and helped Forescout scale from a private company with $160 million in revenue, through its successful initial public offering, to a publicly traded company with revenues of $330 million and a $1.5 billion valuation. In addition to focusing on scale, Ms. Cullivan led Forescout's operational transformation from an appliance and license software business to a cloud subscription business. Forescout was acquired by Advent International, a private equity firm, in 2020 and Ms. Cullivan left in January 2021. Prior to Forescout, Ms. Cullivan was an Executive Vice President of Business Operations and Chief Information Officer at FireEye Inc. and a Senior Vice President at McAfee Corp. Additionally, Ms. Cullivan held executive roles at Autodesk, Inc., EMC Corporation and Oracle Corporation. Ms. Cullivan has served on the boards of directors of HeartFlow, Inc. (NASDAQ: HTFL) since 2020, OPSWAT since 2021 and Cobalt.io since 2022 and previously served on the boards of Astra Space Inc. (NASDAQ: ASTR), Judy Security, and SADA Systems. Ms. Cullivan holds a B.S. in Finance from Santa Clara University.

(1) Ms. Cullivan is not standing for re-election to the Board upon expiration of her current term at the Annual Meeting.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise; **Cybersecurity Experience; Human Capital Management**	Ms. Cullivan is a special advisor at Brighton Park Capital. The firm invests in technology, security, and healthcare sectors. Throughout her career, Ms. Cullivan has lead digital technology transformation strategies and cybersecurity & compliance programs at multiple enterprise technology companies including three cybersecurity technology firms. In her prior role, Ms. Cullivan was Chief Technology and People Officer at Forescout where she led talent acquisition, total rewards strategy, and culture.
Risk Oversight & Management; Public Company Board Experience/Corporate Governance	Experience as Chief Technology and People Officer at Forescout, and Executive Vice President of Business Operations and Chief Information Officer at FireEye Inc., leading cross functional initiatives and information security strategy in a high-growth environment, provides experience in risk management.



Michael Garnreiter, Chair of the Board
Director since 2006
Age: 74
Board Committees: Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee
Other Public Company Boards: Knight-Swift Transportation Holdings Inc., Amtech Systems, Inc.

Mr. Garnreiter most recently served as Vice President of Finance and Treasurer of Shamrock Foods, a privately held manufacturer and distributor of foods and food-related products. He retired from this position in December 2015. From January 2010 until August 2012, Mr. Garnreiter was a managing director of Fenix Financial Forensics, a Phoenix-based litigation and financial consulting firm. From August 2006 through December 2009, Mr. Garnreiter served as managing member of Rising Sun Restaurant Group, LLC, a private restaurant operating company. From April 2002 through June 2006, Mr. Garnreiter was Executive Vice President, Treasurer and Chief Financial Officer of the Main Street Restaurant Group. Mr. Garnreiter previously served with the international accounting firm, Arthur Andersen, from 1974 through March 2002 with increasing levels of responsibility, culminating as a partner. Additionally, Mr. Garnreiter has served on the board of Knight-Swift Transportation Holdings Inc. since 2003 and has also served on the board of Amtech Systems, Inc. since 2007. Mr. Garnreiter holds a B.S. in Accounting from California State University at Long Beach and is a Certified Public Accountant.

Specific Qualifications, Attributes, Skills and Experience:

Accounting/Auditing Experience	As a Certified Public Accountant and former partner at Arthur Andersen, Mr. Garnreiter has served on the audit committee of each board of directors on which he has served in the past and has extensive knowledge of SEC rules and regulations.
Risk Oversight & Management; Public Company Board Experience/Corporate Governance	Board experience from Knight-Swift Transportation Holdings Inc. and Amtech Systems, Inc. provides extensive insight into public company corporate governance matters.



Caitlin Kalinowski
Director since 2019
Age: 45
Board Committees: Audit Committee and Enterprise Risk and Compliance Committee (Chair)
Other Public Company Boards: None

Alongside her role as a Director at the Institute of Contemporary Art in San Francisco, Ms. Kalinowski is a past and present strategic advisor at numerous start-up companies. Ms. Kalinowski most recently served as a Member of Technical Staff at OpenAI where she focused on AI and robotics (from November 2024 to March 2026). Previously, she was the head of the AR Glasses Hardware team at Meta's Reality Labs division (from March 2022 to July 2024) and, before that, led the VR Hardware team, where she played a key role in the design and engineering of Oculus' award-winning VR devices (from February 2013 to March 2022). Before working at Meta, Ms. Kalinowski was a Product Design Engineer at Apple (from October 2005 to January 2013) where she was a technical lead on the Mac Pro and MacBook Air products and was part of the original unibody MacBook Pro team. Ms. Kalinowski is also on the strategic board of Lesbians Who Tech & Allies, the largest LGBTQ technical organization in the world. She also advises startups working with physical products, drawing on over 20 years of experience in high-tech hardware development. Ms. Kalinowski holds a B.S. in Mechanical Engineering from Stanford University.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Ms. Kalinowski has extensive experience in established technology organizations such as OpenAI, Meta and Apple. Ms. Kalinowski led technical teams at Apple and Meta and was a Member of Technical Staff at OpenAI focusing on AI and robotics. She has tremendous insight into product design and engineering for technology focused initiatives.
Risk Oversight & Management	Background as an advisor to multiple start-up companies provides Ms. Kalinowski experience in the unique challenges facing companies pursuing new ventures.



Matthew McBrady, Ph.D. [1]
Director since 2016
Age: 55
Board Committees: Enterprise Risk and Compliance Committee, Mergers and Acquisitions and Capital Structure Committee (Chair)
Other Public Company Boards: None

Dr. McBrady was appointed Chief Financial Officer of GoBrands, Inc., the parent firm of the leading global quick commerce company, Gopuff, in November 2025. Previously, he was a Professor of Practice in Finance at the Darden Graduate School of Business Administration at the University of Virginia (the "Darden School"), where he taught classes in Corporate Financial Strategy, Corporate Financing, and Impact and ESG Investing since August 2020. Prior to returning to academia, Dr. McBrady spent more than a decade as a private equity and hedge fund investor, serving as Senior Advisor and co-Chief Investment Officer of Callaway Capital (from January 2017 to December 2019), Managing Director of Investments at the Cystic Fibrosis Foundation (from September 2017 to January 2019) and Managing Director and Chief Investment Officer of the Multi-Strategy Hedge Funds at BlackRock, Inc. (from January 2014 through September 2016). Prior to joining BlackRock, Dr. McBrady served as Managing Director and Head of Investment Strategy and Risk Management at Silver Creek Capital Management, LLC (from January 2009 through January 2014), and as a Senior Associate and Vice President in the North American Private Equity group at Bain Capital, LLC (from January 2007 to January 2009).

Prior to becoming a professional investor, Dr. McBrady served as both a senior economic policy advisor and finance professor. During his earlier career in academia, Dr. McBrady also served as a Professor of Finance at the Darden School (from May 2003 through December 2006) as well as the Wharton School of Business at the University of Pennsylvania (from September 2002 through May 2003). From August 1998 through January 2000, Dr. McBrady served as an international economist with President Clinton's Council of Economic Advisers and the U.S. Treasury Department. In addition to his work in the private sector and academia, Dr. McBrady currently serves as an advisor to a number of impact investing funds and as a Director and the Chairman of the Investment Committee for Global Partnerships, a non-profit impact investor that has deployed more than $800 million in concessionary loans to improve the lives of people living at the bottom of the pyramid in Central and South America and Africa. Dr. McBrady holds a B.A. in Economics from Harvard University, a M.Sc. in International Economics from Oxford University (U.K.) where he was a Marshall Scholar, and a Ph.D. in Business Economics from Harvard University. Dr. McBrady previously served as a director for the Company from January 2001 through June 2014.

[1] Dr. McBrady is not standing for re-election to the Board upon expiration of his current term at the Annual Meeting.

Specific Qualifications, Attributes, Skills and Experience:

Governmental Experience	Service as a member of President Clinton's Council of Economic Advisors provides deep insight into government processes.
Risk Oversight & Management	Teaching positions at the Harvard Business School, the Wharton School of Business and the Darden Graduate School of Business Administration provide valuable financial knowledge and context. Service as Chief Investment Officer for BlackRock and investment strategy and management positions for other investment management firms provide experience in risk management.



Todd Morgenfeld
Director since 2025
Age: 54
Board Committees: Audit Committee, Mergers and Acquisitions and Capital Structure Committee
Other Public Company Boards: AppLovin Corporation, Urban Outfitters, Inc.

Mr. Morgenfeld has served as a member of the boards of directors of AppLovin Corporation, a marketing platform for mobile app developers, since 2023, and Urban Outfitters, Inc., a lifestyle retail company, since 2019. He previously served as Chief Financial Officer and then as Chief Financial Officer and Head of Business Operations (CFO/COO) at Pinterest, Inc., a visual discovery engine and social media platform, from 2016 to 2023. Prior to Pinterest, he was Vice President of Finance at Twitter, Inc. (2015–2016) and Treasurer and Senior Vice President of Financial Analytics and Corporate Development at Hewlett-Packard Company, a global technology products and services provider (2013–2015). Earlier, he was an investment partner at Silver Lake Partners, a global private equity firm focused on technology (2004–2013), an Associate at Goldman Sachs & Co. (2001–2004), and served as a Captain in the U.S. Army's Armor branch (1994–1999). Mr. Morgenfeld holds a B.S. from the United States Military Academy at West Point, where he graduated first in his class, and earned an M.B.A. from Stanford University Graduate School of Business.

Specific Qualifications, Attributes, Skills and Experience:

Accounting/Auditing Experience	Experience as Chief Financial Officer of Pinterest, Inc. and in senior finance leadership roles across global technology businesses provides Mr. Morgenfeld with deep insight into financial management, capital allocation and public company financial reporting.
Military Experience	Service as a Captain in the United States Army provides valuable leadership experience and insight into strategic planning and operational execution.
Risk Oversight & Management; Public Company Board Experience/ Corporate Governance	Board experience at AppLovin Corporation and Urban Outfitters, Inc. provides extensive insight into public company corporate governance matters.



Hadi Partovi
Director since 2010
Age: 53
Board Committees: Compensation Committee (Chair), Mergers and Acquisitions and Capital Structure Committee
Other Public Company Boards: MNTN, Inc.

Mr. Partovi is the Chairman and co-founder of the non-profit education organization Code.org and has served as a director on the board of MNTN, Inc., since 2023. Mr. Partovi is a past or present strategic advisor or early investor at numerous technology companies, including Facebook, Dropbox, Uber, Airbnb, SpaceX and Zappos. From 2009 through 2010, Mr. Partovi was Senior Vice President of Technology for MySpace (via acquisition) and, from 2006 through 2009, he was President and co-founder of iLike, Inc., which was acquired by MySpace in 2009. From 2002 through 2005, Mr. Partovi was General Manager, Microsoft MSN Entertainment and MSN.com and, from 1999 through 2001, he was Co-Founder and Vice President of Product and Professional Services for Tellme Networks, Inc. From 1994 through 1999, he was Program Manager for Microsoft Internet Explorer. Mr. Partovi holds a B.A. and a M.S. in Computer Science, *summa cum laude*, from Harvard University.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Experience as an executive, entrepreneur, investor and advisor across a variety of successful technology companies provides Mr. Partovi with invaluable insight into software and Internet-related business development initiatives.
Risk Oversight & Management	Background as an advisor to multiple start-up companies provides Mr. Partovi experience in the unique challenges facing companies pursuing new technology.



Graham Smith
Director since 2023
Age: 66
Board Committees: Audit Committee (Chair), Compensation Committee, Mergers and Acquisitions and Capital Structure Committee
Other Public Company Boards: Procore Technologies, Inc., GoDaddy, Inc.

Mr. Smith has served on the board of directors of Procore Technologies, Inc., a provider of cloud-based construction management software, since 2020 and on the board of directors of GoDaddy, Inc., a provider of digital domains and business management software for small business, since 2024. Mr. Smith previously served as chair of the board of directors of Splunk Inc. from March 2019 through March 2024, and as a member of its board of directors from 2011 through 2024. He also served as the interim CEO of Splunk Inc. from November 2021 to April 2022. Mr. Smith served in various leadership positions at salesforce.com, inc. ("Salesforce"), a provider of enterprise cloud computing software, from 2007 to 2015, including as Chief Financial Officer and most recently as Executive Vice President. Prior to joining Salesforce, Mr. Smith served as Chief Financial Officer at Advent Software Inc., a portfolio accounting software company, from 2003 to 2007. Mr. Smith previously served on the board of directors of BlackLine, Inc., a provider of cloud-based solutions for finance and accounting, from 2015 to 2022; Citrix Systems, Inc., an enterprise software company, from 2015 to 2018; MINDBODY, Inc., a cloud-based wellness services marketplace (acquired by Vista Equity Partners), from 2015 to 2019; Xero Limited, an online accounting software company, from 2015 to 2020; Slack Technologies, Inc., a provider of cloud-based professional collaboration tools (acquired by salesforce.com), from 2018 to 2021; and Elliott Opportunity II Corp., a special purchase acquisition company, from June to December 2021. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a chartered accountant in England and Wales.

Specific Qualifications, Attributes, Skills and Experience:

Accounting/Auditing Experience	As an international chartered accountant, Mr. Smith has served as Chief Financial Officer of multiple publicly traded companies.
Technology Expertise	Experience as an executive of multiple technology companies, including leadership positions at Salesforce, provides expertise in technology company operations.
Risk Oversight & Management; Public Company Board Experience/Corporate Governance	Board experience for Splunk Inc. and Procore Technologies, Inc., as well as BlackLine, Inc., Citrix Systems, Inc., MINDBODY, Inc., Slack Technologies, Inc. and Xero Limited, provides extensive insights into public company corporate governance matters.



Patrick Smith, CEO
Director since 1993
Age: 55
Board Committees: None
Other Public Company Boards: None

Mr. Smith has served as CEO and as a director of the Company since 1993. He is also co-founder of the Company. After graduating from Harvard University, *cum laude*, in just three years (class of 1991), Mr. Smith entered directly into the M.B.A. program at the University of Chicago. In two years, he completed both a master's degree in international finance from the University of Leuven in Leuven, Belgium and an M.B.A. with honors at the University of Chicago, graduating in the top 5% of his class. After completing graduate school in the summer of 1993, he co-founded Axon Enterprise, Inc. (F.K.A. TASER International, Inc.) in September 1993 with his brother, Thomas P. Smith. Among other qualifications, Mr. Smith is the visionary of the Company and brings to the Board extensive executive leadership experience in the technology industry, including the management of worldwide operations, sales, service and support as well as technology innovation as he currently holds 53 U.S. patents.

Specific Qualifications, Attributes, Skills and Experience:

Technology Expertise	Mr. Smith is highly skilled in technology innovation and is the holder of 53 U.S. patents.
Risk Oversight & Management	Management and board experience as the CEO and co-founder of the Company provides extensive executive leadership expertise in navigating the range of risks faced by the Company over the past 30+ years.



Jeri Williams
Director since 2023
Age: 60
Board Committees: Enterprise Risk and Compliance Committee, Nominating and Corporate Governance Committee
Other Public Company Boards: None

Ms. Williams served as Chief of Police for the Phoenix Police Department, the first female to lead the city's force, from 2016 to 2022. During her tenure with the department, she advanced a number of progressive strategies, including key areas such as community engagement and professional standards. Previously, she served nearly six years as the first female Chief of Police in the City of Oxnard, California. Ms. Williams has received extensive accolades for her dedication to law enforcement, including being named one of Arizona's Most Intriguing Women by the Arizona Centennial Legacy Project and recognized as California's Assembly District 44 Woman of the Year for her leadership and outstanding accomplishments. In 2016, President Obama appointed Ms. Williams to a membership position on the Medal of Valor Review Board. She has also served as the first female President of the Major Cities Chiefs Association. Since 2023, Ms.Williams has acted as Principal for Impresa Strategy, a business consulting and advisory services firm. Ms. Williams holds a B.A. in Fine Arts from Arizona State University and a M.A. in Education from Northern Arizona University.

Specific Qualifications, Attributes, Skills and Experience:

Governmental Experience	Service as the President of the Major Cities Chiefs Association provides valuable insight into community engagement and enhances relationships with various governmental agencies and law enforcement leaders.
Law Enforcement Experience	Service as Chief of Police for the Phoenix Police Department and City of Oxnard, California provides deep insight into the operational demands of our law enforcement customers.

BOARD AND COMMITTEE GOVERNANCE

Board Leadership Structure

Michael Garnreiter, Chair of the Board   **Patrick Smith, CEO**

The Company's governance documents provide the Board with flexibility to select the appropriate leadership structure for the Company. In making leadership structure determinations, the Board considers many factors, including the specific needs of the business and what is in the best interests of the Company and its shareholders. The current leadership structure is anchored by an independent director as Chair of the Board. If at any time the Chair of the Board is not independent, the Board will elect a "Lead Independent Director" by a majority vote of the independent directors. The Lead Independent Director will have the responsibilities described in our Corporate Governance Guidelines. The Board believes this structure provides a well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors.

The principal role of the Chair of the Board is to manage and to provide leadership to the Board of Directors of the Company. The Chair is accountable to the Board and acts as a direct liaison between the Board and the management of the Company, through the CEO. The Chair acts as the communicator of Board decisions where appropriate. The separation of the role of the Chair from that of the CEO is based on the Board's view that the Chair should be free from any interest and any business or other relationship that could interfere with the Chair's judgment, other than interests resulting from Company shareholdings and remuneration.

The NCG Committee oversees an annual evaluation of the performance and effectiveness of the Board and its standing committees. The process is facilitated by independent outside counsel and includes confidential director feedback on matters such as Board and committee composition, functioning, information flow, oversight, and overall effectiveness. The findings are reviewed by the NCG Committee and the Board and are used to inform Board succession planning, committee assignments, refreshment, and the identification of skills and experience priorities for director recruitment.

Axon's key governance documents, including our Corporate Governance Guidelines, are available at https://investor.axon.com/Governance-Documents.

Meetings of the Board of Directors

During the year ended December 31, 2025, the Board held five meetings. No member of the Board attended fewer than 75% of the total number of meetings of the Board (held during the period for which he or she was a director) and the total number of meetings held by all committees of the Board on which such director served (held during the period that such director served). Directors are encouraged by the Company to attend each annual meeting of shareholders if their schedules permit. All directors serving on the board as of the 2025 Annual Meeting attended the meeting.

Committees of the Board of Directors

The Board currently has five standing committees: the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee, the Enterprise Risk and Compliance Committee, and the Mergers and Acquisitions and Capital Structure Committee. The following table summarizes the current membership of our standing non-management Board committees, and identifies the chair of each committee and the number of committee meetings held in fiscal 2025:

	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Enterprise Risk and Compliance Committee	Mergers and Acquisitions and Capital Structure Committee
# Meetings	8	3	10	4	10
Director					
Erika Ayers Badan		X	X		
Adriane Brown		X	*	X	
Julie Cullivan [1]			X	X	
Michael Garnreiter [2]	X	X	X		
Caitlin Kalinowski	X			*	
Matthew McBrady [3]				X	*
Todd Morgenfeld	X				X
Hadi Partovi		*			X
Graham Smith [4]	*	X			X
Jeri Williams			X	X	

X = Member
* = Chair

[1] Julie Cullivan is not standing for re-election to the Board upon expiration of her current term at the Annual Meeting. Ms. Cullivan served as Chair of the Enterprise Risk and Compliance Committee and a member of the Audit Committee through August 28, 2025 upon approval by the Board of Directors.

[2] Michael Garnreiter serves as Chair of the Board.

[3] Matthew McBrady is not standing for re-election to the Board upon expiration of his current term at the Annual Meeting.

[4] There is no family relationship between Graham Smith and our CEO, Patrick Smith.

Audit Committee

The Audit Committee, established in accordance with Section 3(a)(58)(A) of the Exchange Act, assists the Board in fulfilling its oversight responsibilities regarding (i) the Company's process for financial reporting and the integrity of the Company's financial statements; (ii) the Company's internal control system; (iii) the performance of the Company's internal audit function; (iv) the independent accountants' independence, qualifications and performance; (v) the Company's risk assessment and management policies for major financial risks; and (vi) the Company's Code of Business Conduct & Ethics ("Code of Ethics") and process for monitoring compliance with laws and regulations. In furtherance of its purpose, the Audit Committee has the following specific responsibilities:

- Discusses with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures;

- Discusses with management the Company's liquidity, cash management and treasury functions, and provides oversight of the Company's Corporate Investment Policy;

- Reviews and considers for ratification or approval all related party transactions and/or other transactions implicating a potential conflict of interest between the Company and any of its directors, executive officers, 5% shareholders or other related parties if such transactions are in excess of $120,000;

- Periodically reviews the Company's program for monitoring compliance with the Code of Ethics and receives and reviews updates from management regarding the implementation of the Code of Ethics, including the annual ethics certification and training processes of covered persons;

- Establishes procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls or accounting or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding internal accounting controls, questionable accounting or auditing matters;

- Periodically obtains any required reports and assurances from the independent accountants, the internal auditor and management with respect to the effectiveness of the Company's system for monitoring compliance with laws and regulations; and

- Receives and reviews reports from management with respect to any significant legal, compliance or regulatory matters that may have a material impact on the Company's business, financial statements or compliance policies, including material notices to or inquiries received from governmental agencies.

With respect to any such matters that involve cybersecurity, data privacy or information technology, the Committee coordinates and consults with the Enterprise Risk and Compliance Committee as appropriate.

The Audit Committee exercises sole authority with respect to the selection of the Company's independent registered public accounting firm and the terms of its engagement. The Audit Committee reviews with the independent registered public accounting firm, upon the completion of its audit of the Company's financial statements, the results of the auditing engagement; reviews with the independent registered public accounting firm, upon the completion of its quarterly review of the Company's financial statements, the results of the quarterly review; and at least annually meets with the independent registered public accounting firm to review any recommendations they may have with respect to the Company's financial, accounting or auditing systems.

The Report of the Audit Committee for the year ended December 31, 2025 is included in this proxy statement. See "Audit Matters—Report of the Audit Committee" for more information regarding the Audit Committee.

The Audit Committee's primary responsibilities are set forth in its charter, which is subject to annual review and revision. The full text of the Audit Committee charter is available on our website at https://investor.axon.com/Governance-Documents.

Compensation Committee

The Compensation Committee assists the Board in discharging its responsibilities regarding the compensation of the officers of the Company within the meaning of Section 16 of the Exchange Act (collectively, "Section 16 Officers") and members of the Board. The Compensation Committee is responsible for (i) overseeing the Company's compensation plans, policies and programs to appropriately retain individuals and incentivize performance in alignment with shareholder value creation, (ii) assessing the appropriateness of their compensation in light of business, competitive and regulatory considerations and (iii) evaluating the performance of the Section 16 Officers. In addition, the Compensation Committee oversees compensation plans, policies and programs applicable to the Company's directors, Section 16 Officers and other employees, including equity-based plans such as the design of the Axon Enterprise, Inc. Amended and Restated 2022 Stock Incentive Plan, the Axon Enterprise, Inc. eXponential Stock Plan and the CEO Performance Award (as defined below).

The Compensation Committee also oversees, in consultation with the NCG Committee, the Company's policies, practices and initiatives relating to human capital management, including workforce diversity, workplace culture, talent development, retention and recruitment and employee engagement.

The Compensation Committee Report for the year ended December 31, 2025 is included in this proxy statement. See "Executive Compensation—Compensation Discussion and Analysis—Compensation Committee Report" for more information regarding the Compensation Committee.

The Compensation Committee's primary responsibilities are set forth in its charter, which is subject to annual review and revision. The full text of the Compensation Committee charter is available on our website at https://investor.axon.com/Governance-Documents.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee assists the Board in overseeing (i) the process by which individuals are nominated to become Board members; (ii) matters of corporate governance, including advising the Board on matters of (A) Board organization, membership and function, such as Board evaluations, new Board member on-boarding and Board continuing education programs and (B) committee structure and membership; (iii) oversight of the Company's policy on political spending and related disclosures; and (iv) succession planning for Board members and executive officers of the Company.

In addition, in collaboration with other committees of the Board and the Company's management as appropriate, the Nominating and Corporate Governance Committee identifies and monitors emerging corporate governance issues and trends that could be reasonably expected to have a substantial impact on the Company, including any material environmental or sustainability-related issues and the Company's strategy with respect to social matters of significance to the Company.

The Nominating and Corporate Governance Committee also periodically reviews the Company's Corporate Governance Guidelines and other corporate governance policies and recommends to the Board any changes that the Committee determines, in its sole discretion, to be necessary or appropriate. Our Corporate Governance Guidelines reflect our commitment to corporate governance best practices.

The Nominating and Corporate Governance Committee's primary responsibilities are set forth in its charter, which is subject to annual review and revision. The full text of the Nominating and Corporate Governance Committee charter is available on our website at https://investor.axon.com/Governance-Documents.

Other Standing Committees

The Enterprise Risk and Compliance Committee

The Enterprise Risk and Compliance Committee assists the Board in overseeing our overall approach to enterprise risk management and regularly reviews the categories of risk the Company faces. The Committee is also responsible for overseeing the design, implementation and management of an effective information security program, including reviewing and overseeing the Company's policies and procedures relating to cybersecurity and data protection risks associated with the Company's products, services, information technology infrastructure and related operations. In addition, the Committee oversees the Company's artificial intelligence governance framework, which includes policies, processes, and technical controls designed to ensure that artificial intelligence technologies are used responsibly, ethically, safely, and legally.

The Mergers and Acquisitions and Capital Structure Committee

The Mergers and Acquisitions and Capital Structure Committee serves to focus on issues related to any proposed merger, acquisition or other strategic investment activity or plans identified by the Company's management. It also provides guidance and oversight on the Company's financing decisions.

Director Independence

As of the date of this proxy statement, based upon the information submitted by each of its directors, the Board has made a determination that a majority of our current Board is independent as that term is defined by the listing standards of The Nasdaq Stock Market (the "NASDAQ Listing Standards") and that all of the members of our Board committees also meet any additional specific independence standards applicable to any committee on which such director serves, including the more stringent audit committee and compensation committee independence criteria. In addition, each of the members of our Compensation Committee is also a "non-employee director" (within the meaning of Rule 16b-3 under the Exchange Act).

For 2025, the Company determined that all Board members, other than Patrick Smith and Matthew McBrady, were independent under the applicable NASDAQ Listing Standards and SEC rules. Mr. P. Smith and Mr. McBrady are not independent. Mr. P. Smith is not considered independent as he is the founder and CEO of the Company. Out of an abundance of caution, the Board determined that Mr. McBrady is not independent given his long-standing social relationship with Mr. P. Smith.

Audit Committee Financial Experts

The Board of Directors determined that Michael Garnreiter, Graham Smith and Todd Morgenfeld, each an independent director of the Company, is an audit committee financial expert within the meaning of that term under applicable SEC rules. See "Governance—The Board of Directors" for information about the past business and educational experience of each of Mr. Garnreiter, Mr. G. Smith, and Mr. Morgenfeld. The Board has determined that each of the members of our Audit Committee is financially literate and that each of Mr. Garnreiter, Mr. G. Smith and Mr. Morgenfeld satisfies the financial sophistication requirements under the NASDAQ Listing Standards.

Board of Directors' Role in Risk Oversight

The Company's risk management process is intended to ensure that risks are taken knowingly and purposefully. The Board has allocated and delegated primary responsibility for risk oversight responsibility to its committees: the Audit Committee, the Compensation Committee, the NCG Committee, the Enterprise Risk and Compliance Committee and the Mergers and Acquisitions and Capital Structure Committee.

The Audit Committee meets at least once a quarter and is responsible for oversight of the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. The Company maintains an internal audit function that reports directly to the Audit Committee Chair and reports to the Audit Committee quarterly on the status and health of internal controls. The Chief Legal Officer reports to the Audit Committee quarterly on potential ethics complaints as well as the status of the Company's pending litigation and any potential related party transactions. The Audit Committee in turn reports to the full Board on the status of financial risks and internal controls at least once a quarter.

The Compensation Committee meets as needed and is responsible for oversight of the Company's risks relating to its compensation plans, policies and programs, as well as human capital management, including workforce diversity, workplace culture, talent development, retention and recruitment and employee engagement. The Compensation Committee reports regularly to the full Board regarding its activities.

The NCG Committee meets as needed and is responsible for oversight of risks relating to the Company's corporate governance practices and emerging corporate governance issues and trends that could be reasonably expected to have a substantial impact on the Company, including any material environmental or sustainability-related issues and the Company's strategy with respect to social matters of significance to the Company. The NCG Committee reports regularly to the full Board regarding its activities.

The Enterprise Risk and Compliance Committee typically meets at least quarterly and is responsible for oversight of the Company's information security, compliance and enterprise risks excepting the financial risks overseen by the Audit Committee. Specifically, the Enterprise Risk and Compliance Committee provides oversight of the Company's cybersecurity and systems integrity practices, data protection, and risks and governance related to artificial intelligence. In addition, the Enterprise Risk and Compliance Committee provides oversight of the Company's compliance practices (including import compliance, export compliance, Bureau of Alcohol, Tobacco & Firearms compliance, anti-bribery and corruption compliance, modern slavery and anti-human trafficking compliance, labor and employment compliance, workplace safety, data privacy, lobbying compliance and antitrust compliance). Enterprise Risk and Compliance Committee meetings are informed by management who maintain a risk dashboard to monitor company-wide risks and prioritize them based on potential likelihood and potential severity of impact to the Company. Risk mitigation strategies are tracked and reported on by management to the Enterprise Risk and Compliance Committee at least once a quarter. Likewise, the Enterprise Risk and Compliance Committee reports to the full Board on the highest priority risks and mitigation strategies at least once a quarter.

The Mergers and Acquisitions and Capital Structure Committee typically meets at least quarterly and is responsible for oversight of risks relating to the Company's merger, acquisition or other strategic investment activity or plans identified by the Company's management. It also provides guidance and oversight on the Company's financing decisions. The Mergers and Acquisitions and Capital Structure Committee reports regularly to the full Board regarding its activities.

Corporate Compliance and Governance Principles

Corporate Governance Guidelines

Our Corporate Governance Guidelines address a broad set of issues integral to sound governance:

+ Board structure and composition	+ Risk oversight
+ Director independence	+ Management performance and compensation
+ Evaluation of board leadership	+ Conflicts of interest
+ Majority voting for directors	+ Director retirement policy
+ Board and executive succession planning	+ Director orientation and continuing education
+ Director responsibilities	

Our Board reviews our Corporate Governance Guidelines periodically, updating them from time to time as regulatory requirements change and governance practices evolve. Our Nominating and Corporate Governance Committee is responsible for overseeing our Corporate Governance Guidelines and for reporting and making recommendations to our Board concerning corporate governance matters. Our Corporate Governance Guidelines are available at https://investor.axon.com/Governance-Documents.

Succession Planning

The NCG Committee oversees succession planning for the Board and for the executive officers of the Company and its subsidiaries, both in the ordinary course and in anticipation of a potential unexpected departure. With respect to Board succession, the NCG Committee regularly reviews the Board's composition against a candidate criteria document that it updates based on the results of the Board's annual self-evaluation, the Company's evolving strategic needs, and the tenure and expected succession horizon of current directors. The Committee retains a third-party executive search firm from time to time to source and screen candidates, and oversees a multi-step vetting and interview process before recommending nominees to the full Board for appointment. The Committee also plans for succession of the Chair of the Board and each committee chair, taking into account tenure, relevant skill sets, and the governance needs of the Board. With respect to executive succession, the Board considers leadership depth and continuity to be a governance priority. On an annual basis, senior management presents the full Board with a succession review covering the Chief Executive Officer and other key executive roles, identifying internal candidates at various stages of readiness and noting any gaps that may warrant development or external recruitment. Directors also interact with senior management throughout the year—at formal Board and committee meetings and in less formal settings—which supports the Board's direct assessment of management depth and the strength of the Company's leadership pipeline.

Code of Ethics

We are proud of the values with which we conduct our business. All employees, officers, contractors and directors of Axon are required to abide by our Code of Ethics to help ensure that we consistently uphold the highest levels of business ethics and personal integrity in all transactions and interactions, both internally and in dealings with our customers, vendor and suppliers. We have also adopted a separate code of ethics for senior financial officers (the "Senior Financial Officer Code of Ethics") that is applicable to the CEO, Chief Financial Officer, Chief Accounting Officer, Vice President of Financial Reporting and Strategic Investments, and others performing similar functions. Our Audit Committee assists our Board in fulfilling its oversight responsibility as to our compliance with the goals and objectives in our Code of Conduct by reviewing and taking action regarding compliance processes, standards and controls and reviewing results of relevant audits and investigations.

Our Code of Ethics covers a broad range of topics, including:

+ Expectations to conduct all Company business in accordance with applicable laws, rules, and regulatory requirement;

+ Adherence to fair competition, anti-corruption, and data protection laws;

+ Prohibition of financial or other interests that might conflict with the best interests of the Company;

+ Strict restrictions on insider trading, including trading limitations that apply to all directors, officers and employees during designated periods;

+ Expectation to engage in honest, fair, and transparent dealings with customers, suppliers, competitors, and colleagues;

+ Commitment to equal employment opportunities and non-discrimination in hiring, promotions and workplace practices; and

+ Prohibition of all forms of harassment, including sexual harassment, workplace bullying, and other inappropriate behavior.

Our Senior Financial Officer Code of Ethics covers a broad range of topics, including:

+ Requirements to bring any material information that may affect disclosure in public filings as well as any deficiencies in internal controls to the attention of the general counsel or CEO;

+ Prohibitions on actual or apparent conflicts of interest between personal and business relationships; and

+ Expectations to act with honesty and integrity.

A copy of the Company's Code of Ethics and Senior Financial Officer Code of Ethics are published and available on our website at https://investor.axon.com/Governance-Documents. The Company intends to disclose any future amendments or waivers to the Code of Ethics and the Senior Financial Officer Code of Ethics that are required to be disclosed on the Company's website within four business days following the date of such amendment or waiver.

Shareholder Communications with Directors

Shareholders may communicate with members of the Board by mail addressed to the Chair, or any other individual member of the Board, to the full Board, or to a particular committee of the Board. In each case, such correspondence should be sent to the Company's headquarters at 17800 North 85th Street, Scottsdale, AZ 85255. In general, any shareholder communication about bona fide issues concerning the Company delivered to the Corporate Secretary for forwarding to the Board or specified members will be forwarded in accordance with the shareholder's instructions.

DIRECTOR COMPENSATION

Members of the Board who are employees of the Company are not separately compensated for serving on the Board. Board compensation is reviewed periodically by the Company's Compensation Committee. Non-employee directors of the Company are paid $10,000 in cash per quarter and are eligible to receive annual grants of restricted stock units ("RSUs") with a grant date fair value equal to approximately $260,000 vesting on the one-year anniversary of the grant. New Board members are eligible to receive an initial grant of RSUs with a grant date fair value equal to approximately $260,000 in their first year of service vesting in equal annual installments over three years. The Chair of the Board receives an additional (i) $5,000 in cash per quarter and (ii) an annual grant of RSUs with a grant date fair value equal to approximately $20,000 vesting on the one-year anniversary of the grant date. Board members who provide any special Board advisory consultations in their official capacity as Board members (other than Board and committee meetings) are compensated at the rate of $2,500 per day or $1,250 per half day, with no pay for travel days. All directors are reimbursed for reasonable expenses incurred in connection with their attendance at meetings.

In addition, for the fiscal year ended December 31, 2025, Board members serving on committees in either the chair or member capacity received fees as summarized in the following table:

Committee	Annual Chair Fee		Annual Member Fee	
Audit	$	25,000	$	10,000
Compensation [1]		25,000		7,500
Nominating and Corporate Governance		10,000		5,000
Mergers and Acquisitions and Capital Structure		10,000		6,000
Enterprise Risk and Compliance		10,000		6,000

[1] The annual Chair fee for the Compensation Committee increased effective July 1, 2025 from $15,000 to $25,000 following the Compensation Committee's review in 2024. Refer to the prior year proxy statement for more information.

The annual RSU awards are typically granted on the date of the Company's annual meeting of shareholders. Directors have the option of deferring all or a portion of their cash compensation into the TASER International, Inc. Deferred Compensation Plan, the Company's non-qualified deferred compensation plan (the "Deferred Compensation Plan").

In 2024, the Compensation Committee engaged Semler Brossy Consulting Group, LLC ("Semler Brossy") as its independent compensation consultant. Semler Brossy provided research, data analysis, and benchmarking services to assist the Committee in evaluating and adjusting director compensation. The director compensation data utilized was consistent with the peer group identified by Semler Brossy during their 2023 executive compensation review. The Compensation Committee's philosophy is to generally set director compensation at approximately the 50th percentile of the peer group, with adjustments reviewed and implemented every three years. Based on the review performed in 2024, adjustments to director compensation were made which became effective in 2025 as described above.

The following table summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2025.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1][2]	All Other Compensation ($)	Total ($)
Current Directors				
Erika Ayers Badan	$ 46,875	$ 325,709	$ —	$ 372,584
Adriane Brown	63,500	325,709	—	389,209
Julie Cullivan [3]	61,500	325,709	—	387,209
Michael Garnreiter	82,500	351,269	—	433,769
Caitlin Kalinowski	57,000	325,709	—	382,709
Matthew McBrady	58,500	325,709	—	384,209
Todd Morgenfeld	19,231	262,718	—	281,949
Hadi Partovi	66,000	325,709	—	391,709
Graham Smith	78,500	325,709	—	404,209
Jeri Williams	54,750	325,709	—	380,459

[1] Amounts in this column represent the aggregate grant date fair value of RSUs, computed in accordance with stock-based compensation accounting rules in Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation ("ASC Topic 718"). The fair value of each RSU is the closing price of our common stock on the date of grant. Each of our current non-employee directors, except Mr. Morgenfeld, received an award of 446 RSUs on May 29, 2025, each of which will vest on the one-year anniversary of the grant on May 29, 2026. Mr. Morgenfeld received an award of 336 RSUs on August 28, 2025 following his appointment, vesting annually over three years. Pursuant to SEC regulations, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The assumptions used in the calculations of the grant date fair values for such awards are included in Note 1 to our consolidated financial statements for the fiscal year ended December 31, 2025 within our 2025 Annual Report.

The following table shows the aggregate number of RSUs outstanding for each director as of December 31, 2025.

Name	Aggregate Restricted Stock Units Outstanding
Erika Ayers Badan	793
Adriane Brown	446
Julie Cullivan	446
Michael Garnreiter	481
Caitlin Kalinowski	446
Matthew McBrady	446
Todd Morgenfeld	336
Hadi Partovi	446
Graham Smith	753
Jeri Williams	753

[2] Pursuant to his service as Chair of the Board, on May 29, 2025, Mr. Garnreiter received a grant of 35 restricted shares, which will vest on the one-year anniversary of the grant date.

Non-employee directors have the option of participating in the Deferred Compensation Plan through which participants may elect to postpone the receipt and taxation of a portion of their cash compensation. All gains or losses are allocated fully to participants and the Company does not guarantee a rate of return on deferred balances. The Company does not make discretionary payments to the plan. There were no above-market returns for participants in the plan. Ms. Cullivan chose to participate in the Deferred Compensation Plan and elected to defer $61,500 of earned compensation into the plan during the year ended December 31, 2025.

Director Stock Ownership Guidelines

The Board adopted stock ownership guidelines in December 2018. The stock ownership guidelines require that non-employee directors hold Company stock equivalent to five times the dollar value of their base cash compensation; for 2025, this equates to $200,000. New non-employee directors have up to three years to meet this requirement. If a director falls below this requirement, he or she is not allowed to sell shares until the requirement is met. All non-employee directors are in compliance with these guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company reviews all relationships and transactions in which the Company and its directors, director nominees, executive officers or their immediate family members are participants, to determine whether such persons have a direct or indirect material interest. Management is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related party transactions and for then determining, based on the facts and circumstances, whether the Company or a related party has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related party are disclosed in this proxy statement.

The Company has a written related party policy, which is included within the Audit Committee Charter, wherein the Audit Committee reviews, approves or ratifies related party transactions in accordance with the NASDAQ Listing Standards. It is the policy of the Company that all proposed transactions in excess of $120,000 between the Company and its directors, officers, 5% shareholders and their affiliates should be entered into or approved only if such transactions are on terms no less favorable to the Company than it could obtain from unaffiliated parties, are reasonably expected to benefit the Company and are disclosed to the Audit Committee. The Audit Committee is authorized to consult with independent legal counsel at the Company's expense in determining whether to approve any such transaction.

SHARE OWNERSHIP

OWNERSHIP OF EQUITY SECURITIES OF THE COMPANY

The following table sets forth information, as of March 31, 2026, with respect to beneficial ownership of the Company's common stock by each current director or nominee for director, by each of our named executive officers as defined by Item 402(a)(3) of Regulation S-K (the "NEOs"), by all directors and executive officers as a group, and by each person who is known to the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock. The Company believes that, except as otherwise described below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Name of Beneficial Owner [1]	Shares Beneficially Owned	Shares Acquirable Within 60 Days [2]	Total Beneficial Ownership	Percent of Class [3]
Beneficial Owners of More than 5%:				
BlackRock, Inc. [4]	7,486,272	—	7,486,272	9.3 %
The Vanguard Group [5]	9,314,070	—	9,314,070	11.6 %
Directors and Named Executive Officers:				
Patrick Smith [6]	2,789,952	20,931	2,810,883	3.5 %
Hadi Partovi [7]	237,592	446	238,038	*
Michael Garnreiter	17,259	481	17,740	*
Julie Cullivan	1,735	446	2,181	*
Caitlin Kalinowski	3,139	446	3,585	*
Matthew McBrady	3,492	446	3,938	*
Adriane Brown	7,380	446	7,826	*
Graham Smith	2,572	446	3,018	*
Jeri Williams	713	446	1,159	*
Todd Morgenfeld	—	—	—	*
Erika Ayers Badan	1,153	446	1,599	*
Joshua Isner [8]	114,531	—	114,531	*
Brittany Bagley [9]	52,229	—	52,229	*
Jeffrey Kunins [10]	117,621	—	117,621	*
Cameron Brooks	15,995	15,810	31,805	*
All directors and executive officers as a group (15 persons)	3,365,363	40,790	3,406,153	4.2 %

* Less than 1%

[1] Except as noted in Notes 4 and 5 below, the address of each person or group of persons listed above is c/o Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, AZ 85255.

[2] Reflects the number of shares that could be purchased by exercise of options exercisable at March 31, 2026, or awards vesting within 60 days thereafter under the Company's stock incentive plans.

[3] Based on 80,572,201 shares outstanding as of March 31, 2026. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons listed above, any security that such person or group has the right to acquire within 60 days of March 31, 2026 is deemed to be outstanding.

(4) Represents shares of the Company's common stock beneficially owned based on the Schedule 13G/A filed on January 21, 2026 by BlackRock, Inc. In such filing, BlackRock, Inc. lists its address as 50 Hudson Yards New York, NY 10001, and indicates it has sole voting power with respect to 6,992,413 shares of the Company's common stock, shared voting power with respect to no shares of the Company's common stock, sole dispositive power with respect to 7,486,272 shares of the Company's common stock, and shared dispositive power with respect to no shares of the Company's common stock.

(5) Represents shares of the Company's common stock beneficially owned based on the Schedule 13G/A filed on October 30, 2025 by The Vanguard Group. In such filing, The Vanguard Group lists its address as 100 Vanguard Blvd., Malvern, PA 19355, and indicates it has sole voting power with respect to no shares of the Company's common stock, shared voting power with respect to 470,289 shares of the Company's common stock, sole dispositive power with respect to 8,566,941 shares of the Company's common stock, and shared dispositive power with respect to 747,129 shares of the Company's common stock Based on the Schedule 13G/A filed on March 26, 2026, The Vanguard Group reported that, due to an internal realignment on January 12, 2026, it no longer has, or is deemed to have, beneficial ownership of our common stock beneficially owned by various subsidiaries or business divisions of The Vanguard Group. The Vanguard Group also reported that certain subsidiaries or business divisions that formerly had, or were deemed to have, beneficial ownership with The Vanguard Group will report their beneficial ownership separately (on a disaggregated basis) from The Vanguard Group.

(6) Mr. Smith holds 6,193 shares of the Company's common stock in a joint account with his spouse, over which Mr. Smith has shared voting and investment power.

(7) Includes 209,691 shares of the Company's common stock owned directly by Mr. Partovi in standard margin accounts and pledged as collateral to secure certain personal indebtedness. Such pledge is exempt from the pledging limitation outlined in the Insider Trading Policy as it predates the effective date of such limitation. Based on daily trading volume and the collateral representation of these shares, in conjunction with other personal assets, the Board believes that this position does not pose a significant risk to shareholders or the Company.

(8) Includes 14,416 shares of the Company's common stock owned directly by Mr. Isner in a revocable trust of which he is co-trustee with his spouse. Mr. Isner has sole voting and investment power.

(9) Includes 6,923 shares of the Company's common stock owned directly by Ms. Bagley in revocable trusts of which she is co-trustee with her spouse. Ms. Bagley has shared voting and investment power.

(10) Includes 70,593 shares of the Company's common stock owned indirectly Mr. Kunins through an LLC of which he is the sole member.

EXECUTIVE COMPENSATION

NAMED EXECUTIVE OFFICERS

See "Governance—The Board of Directors" for biographical information for Patrick Smith, who is also our CEO.



Joshua Isner
Title: President
Joined Axon in 2009
Age: 40

As President, Mr. Isner is responsible for Axon's execution and driving its growth — including top line execution and global expansion into new markets and new product categories — and managing other day-to-day functions. Mr. Isner joined Axon in 2009 as a member of Axon's Leadership Development Program and quickly established a strong track record of delivering results. In 2014, Mr. Isner led Axon's domestic body camera and cloud software sales team to a record year and was subsequently promoted to Executive Vice President of Global Sales. In 2018, he stepped into the role of Chief Revenue Officer, responsible for Axon's global growth, customer service, professional services and sales operations, successfully driving annual growth rates in excess of 25%. Mr. Isner was tapped to be Axon's Chief Operating Officer in 2022 and was shortly thereafter promoted to President in 2023. He is a keen operational leader who drives discipline and prioritization across the business, and ensures that Axon is aggressively pursuing our total addressable market opportunity, supported by a world-class team. Mr. Isner has a B.S. in Government & Political Science from Harvard University.



Brittany Bagley
Title: Chief Operating Officer and Chief Financial Officer
Joined Axon in 2022
Age: 42

Ms. Bagley serves as Axon's Chief Operating Officer and Chief Financial Officer with responsibility for further integrating Axon's financial functions with its operations, including manufacturing, supply chain and enterprise. Ms. Bagley is also responsible for driving operational improvements to contribute to the strength of Axon's income statement, balance sheet and statement of cash flows, including through more streamlined management of cost of goods sold, inventory and working capital. She joined the Company's management team in September 2022 after serving as Chief Financial Officer of Sonos, Inc. since April 2019. Ms. Bagley also served on the board of directors of Sonos, Inc. from September 2017 to April 2019. From December 2017 to April 2019, Ms. Bagley served as a Managing Director of Kohlberg Kravis Roberts & Co. L.P. (together with its affiliates, "KKR"), a global investment firm, and previously served in other roles at KKR from July 2007 to December 2017. Prior to joining KKR, Ms. Bagley was an analyst at The Goldman Sachs Group, Inc., an investment banking firm. Ms. Bagley has served on the board of directors of Aurora Innovation, Inc., a self-driving technology company, since July 2021 and is currently the chair of its audit committee and a member of its compensation committee. Ms. Bagley holds a B.A. in Economics, *magna cum laude*, from Brown University.



Jeffrey Kunins
Title: Chief Product Officer and Chief Technology Officer
Joined Axon in 2019
Age: 51

Mr. Kunins leads Axon's global product, software and hardware engineering, artificial intelligence, design and security teams — building Axon's complete product suite, including body and in-car cameras, non-lethal de-escalation tools such as TASER energy weapons, and Software-as-a-Service platforms for digital evidence management, productivity and real-time operations. Since joining Axon in September 2019, Mr. Kunins has driven transformational expansion and up-leveling of Axon's global research and development organization and its ability to invent and deliver at scale. Prior to Axon, Mr. Kunins served as Vice President of Alexa Entertainment at Amazon from February 2018. Mr. Kunins served as the Vice President of Kindle at Amazon from March 2014 to February 2018. Prior to Amazon, Mr. Kunins served as General Manager ("GM") of Product and Design at Skype, GM of Windows Live Messenger at Microsoft and Vice President of Product at Tellme Networks, Inc. Mr. Kunins has a B.S. in Information & Decision Systems from Carnegie Mellon University.



Cameron Brooks
Title: Chief Revenue Officer
Joined Axon in 2024
Age: 56

Mr. Brooks leads the strategy and execution of international sales, as well as global services and customer success at Axon. Prior to Axon, Mr. Brooks was General Manager of Europe, Middle East and Africa Public Sector for Amazon Web Services ("AWS") where he served since December 2017. Prior to AWS, Mr. Brooks served in various key roles at IBM, including Director of Public Sector for IBM's Watson Group, Public Sector Leader for IBM's Middle East & Africa organization, and the Director of IBM's Government Healthcare business. Mr. Brooks holds a B.S. in Electrical Engineering from the University of Waterloo, Canada, and MS and PhD degrees in Electrical Engineering from the University of Michigan. He also holds an MBA degree from the New York University Stern School of Business.

Each executive officer serves at the discretion of our Board of Directors and we have entered into employment-related agreements with each of the executive officers listed above. These agreements require notice of termination by the Company in certain situations that are described in further detail in this proxy statement. See "Executive Compensation— Compensation Discussion and Analysis—Employment Agreements and Other Arrangements with NEOs."

EXECUTIVE OFFICERS - NON-NEO

In addition to our Named Executive Officers, our leadership team includes the following executive officers:



Isaiah Fields
Title: Chief Legal Officer
Joined Axon in 2011
Age: 49

Mr. Fields is responsible for overseeing Axon's legal operations, government affairs, risk management and compliance. Mr. Fields joined Axon in 2011 as litigation counsel and subsequently held positions including VP of Legal and Government Affairs and SVP & General Counsel before being promoted to EVP & General Counsel in January 2021, where he was responsible for overseeing Axon's legal, medical and compliance departments. In his tenure at Axon, Mr. Fields has negotiated record-breaking contracts for the company, and led strategies to significantly curtail product litigation and protect Axon's innovative intellectual property rights. Additionally, Mr. Fields was named 2021 General Counsel of the Year for medium-sized public companies by Arizona's Corporate Council Awards. Previously, Mr. Fields served as an Assistant Attorney General at the Arizona Attorney General's Office, representing the state in complex civil litigation. Mr. Fields holds a Bachelor of Arts and Juris Doctorate from Hofstra University.



Elizabeth Coughlin (Hart)
Title: Chief Human Officer
Joined Axon in 2019
Age: 40

Ms. Hart is responsible for leading the company's global People Operations organization. Prior to joining Axon in 2019, Ms. Hart was the CAO for Trax Group, a SaaS-based startup from July 2016 to January 2019, and spent five years at Bloomberg LP from April 2011 to July 2016. While at Bloomberg she held a variety of global roles including Interim Recruiting Lead for Asia, HR Leader for the Industry Verticals and Chief of Staff for Bloomberg Government. Ms. Hart holds a BS in Business Administration from the University of Mary Washington.

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers

The purpose of this Compensation Discussion and Analysis is to provide material information about our compensation objectives and policies, with a focus on explaining and providing context for the material elements of the disclosure which follows in this proxy statement with respect to the compensation of our NEOs in fiscal year 2025. For fiscal year 2025, our NEOs are:

- Patrick Smith, our CEO;

- Joshua Isner, our President;

- Brittany Bagley, our Chief Operating Officer and Chief Financial Officer;

- Jeffrey Kunins, our Chief Product Officer and Chief Technology Officer; and

- Cameron Brooks, our Chief Revenue Officer.

Our Compensation Philosophy

The Compensation Committee oversees matters relating to the fair and competitive compensation of our NEOs and non-employee directors, together with matters relating to our compensation plans, policies and programs. The Compensation Committee believes our executive compensation program should be market competitive to attract and retain highly qualified individuals who are capable of making significant contributions critical to our long-term success, and predominately delivered in the form of performance-based awards, including equity-based awards, which are designed to promote incentives that are aligned with long-term shareholder interests. The objectives of our NEO compensation programs include:

- Attracting and retaining highly qualified individuals who are capable of making significant contributions critical to our long-term success;

- Promoting a performance-oriented environment that encourages Company and individual achievement;

- Rewarding NEOs for long-term strategic management and the enhancement of shareholder value;

- Strengthening the relationship between pay and performance by emphasizing variable, at-risk compensation that is dependent upon the achievement of specified corporate and personal performance goals; and

- Aligning long-term management interests with those of shareholders, including through long-term at-risk pay.

At the 2024 Annual Meeting, shareholders approved the Amended and Restated 2022 Stock Incentive Plan, the Employee XSP and the CEO Performance Award (each as defined below). This marked the start of several new long-term equity compensation programs. At the 2025 Annual Meeting, shareholders approved our overall compensation program for fiscal year 2024 (referred to as the "say-on-pay" vote). The grants that were made in accordance with shareholder approval are detailed below.

Shareholder Compensation Feedback and Our Response

Feedback Themes	What We Heard	Actions Taken in Response
Alignment between pay and performance	Shareholders expressed a preference for compensation outcomes that reflect the Company's performance	Performance-based awards granted as part of the CEO Performance Award and the Employee XSP will only vest if various stock price goals and operational performance hurdles are met
Compensation arrangements structured to promote long-term shareholder value creation	Shareholders expressed a preference for the integration of metrics that encourage long-term shareholder value creation	Equity awards earned by executives as part of the CEO Performance Award and the Employee XSP are tied to various stock price goals and operational performance hurdles that will lead to long-term shareholder value creation over an extended performance period if achieved
Compensation arrangements structured to promote retention of key executives	Shareholders expressed a preference for executive compensation programs that balance the use of time-based and performance-based equity awards to promote retention of key executives	Vesting of awards granted as part of the CEO Performance Award and Employee XSP is subject to minimum service requirements
Use of one-time or special awards	Shareholders expressed concern about the use of special awards to retain and motivate key executives	The CEO Performance Award and the Employee XSP are intended to take the place of traditional performance-based equity compensation programs rather than function as special or one-time awards. No additional stock awards were granted to executives in 2025
Size of equity awards granted to executives	Shareholders expressed concern about the size of the awards granted to executive officers in 2024	The equity awards granted to executives in 2024 will cover seven years of performance-based equity as part of the CEO Performance Award and Employee XSP
Consistency in compensation structure	Shareholders expressed a preference for consistent compensation structures, without significant changes to short- or long-term plans	Compensation structures have remained the consistent since shareholder approval of the CEO Performance Award and Employee XSP plan, including no further equity grants and no salary increases in for NEOs 2025

2025 Compensation Reflected Axon's Strong 2025 Performance

Our financial and business highlights for 2025 include the following:

- Annual revenue grew 33% to $2.8 billion, marking our fourth consecutive year of 30%+ annual growth

- Surpassed $1.3 billion in annual recurring revenue, up 35% year over year

- Generated annual bookings of $7.4 billion, up 46% year over year

- Reached total future contracted bookings of $14.4 billion, an increase of 43% year over year

- Achieved a full-year net income margin of 4.5% alongside a 25.5% adjusted EBITDA margin

- Introduced major product expansions, including Axon Vehicle Intelligence, Axon Assistant, Axon Body Mini and Axon 911

Because of our focus on our long-term incentive programs, we made limited adjustments to annual salary and annual cash incentive bonus programs in 2025:

- Annual salaries remained unchanged in 2025 with the exception of Mr. Isner. As discussed within the prior year proxy statement, Mr. Isner and the Compensation Committee agreed that Mr. Isner would receive a reduced amount of annual cash compensation during 2025 in exchange for the Company authorizing his use of private air travel for business purposes in certain circumstances not currently covered by our utilization policy. Mr. Isner's 2025 annual base salary was $125,000, compared to $500,000 in 2024.

- Annual cash incentive program paid out at 135.9% for our NEOs in 2025 (other than our CEO who does not receive an annual cash incentive), which aligns with our strong financial performance highlighted above and the outperformance of key performance indicators: revenue, adjusted EBITDA margin, new market bookings, new product bookings and new product adoption.

Components of Executive Compensation and Initial 2025 Target Direct Compensation

We utilize various cash and non-cash compensation methods. The principal components of compensation in 2025 for our NEOs (other than the CEO) consist of the following:

- Annual salary;

- Annual cash incentive bonus; and

- Long-term equity compensation in the form of performance-based XSUs and service-based RSUs.

Each of these components is discussed further below. In addition, we offer benefit plans and retirement programs to our executives. Any decision to materially increase compensation is based upon the objectives listed above, taking into account all forms of compensation and individual achievement of performance goals. Decisions regarding the CEO's compensation are made by the Compensation Committee and reflect the same considerations used for the other NEOs. With respect to CEO compensation, the primary component of our CEO's compensation is the CEO Performance Award, which encourages long-term shareholder value creation via pre-set metrics and performance hurdles, along with stock price appreciation. Under the terms of the CEO Employment Agreement (as defined below), Mr. Smith receives a base salary at the minimum wage rate in the amount of $31,201, and is not entitled to any annual bonus or other short-term incentives.

The table below shows the composition of each NEO's annualized target total direct compensation at the beginning of 2025. As described below, a significant portion of each NEO's annualized target compensation for 2025 consisted of equity awards granted in prior years which were intended to serve as 2025 compensation, and the amounts below for long-term equity compensation reflect the target annual value of the prior year grants. For details on total compensation earned by our NEOs during 2025, see "Executive Compensation—2025 Summary Compensation Table."

2025	Annual Salary [1]		Annual Target Cash Incentive Compensation [2]		Long-term Target Equity Compensation-- XSUs [3]		Long-term Target Equity Compensation-- RSUs [4]		Target Total Direct Compensation
Name	$	% Total	$	% Total	$	% Total	$	% Total	$
Patrick Smith	$ 31,201	0.4 %	$ —	— %	$7,143,000	99.6 %	$ —	— %	$ 7,174,201
Joshua Isner	125,000	1.1	425,000	3.6	5,000,000	42.1	6,320,000	53.2	11,870,000
Brittany Bagley	450,000	6.9	600,000	9.2	2,250,000	34.6	3,200,000	49.3	6,500,000
Jeffrey Kunins	350,000	6.6	350,000	6.6	1,518,000	28.6	3,082,000	58.2	5,300,000
Cameron Brooks [5]	400,000	8.4	600,000	12.6	1,500,000	31.6	2,250,000	47.4	4,750,000

[1] Annual salary effective January 1, 2025.

[2] Presented at target levels. For details on the actual total annual cash incentive compensation earned by our NEOs in 2025, see detail under "2025 Annual Cash Incentive Program."

(3) Reflects the annual target value of the CEO Performance Award granted to Mr. Smith in 2024 and the value of the awards granted under the Employee XSP to Mr. Isner, Ms. Bagley, Mr. Kunins and Mr. Brooks in 2024, as discussed in the prior year proxy statement. The grants had an annual target value of $7,143,000, $5,000,000, $2,250,000, $1,518,000 and $1,500,000, respectively, prior to the risk multiplier of three and the duration multiplier of seven, and were granted in lieu of traditional performance-based RSUs. Represents the amount of annual target compensation that the executives elected to receive over a seven-year period (2024 to 2030) in the form of XSUs. For the full grant date value of these awards in the year of grant, refer to our prior year proxy statement.

(4) Reflects the grant date fair value of RSUs vesting in 2025 that were granted in September 2023 for Ms. Bagley and Messrs. Isner and Kunins, and granted in April 2024 for Mr. Brooks, which were intended to serve as 2025 compensation awards.

(5) The amount for Mr. Brooks' salary and target bonus reflect the initial amounts at the beginning of 2025 in U.S. dollars. Actual 2025 salary and bonus compensation for Mr. Brooks presented within the Summary Compensation Table is converted from euros to U.S. dollars utilizing the exchange rate on the respective payout dates.

Annual Salary

Other than with respect to our CEO, salaries for NEOs are reviewed periodically, as well as at the time of a promotion or other changes in responsibilities. Consistent with our goal for overall compensation, we set salaries at a competitive level to ensure we can attract and retain our executives. There is no set percentile of market that we use and executive salaries vary in their positioning to market depending on factors that may include tenure with the Company, results of personal, department and corporate performance, complexity and scope of the executive's responsibilities, and the perceived detrimental effects to the Company that may result from such executive's departure. The base salaries of our NEOs, other than the CEO, reflect input from the CEO and are approved by the Compensation Committee after considering compensation salary trends, total performance, overall level of responsibilities and compensation levels for comparable positions in the market for executive talent based on salary surveys and compensation data from peer comparator group companies.

For 2025, as discussed in the prior year proxy statement, Mr. Isner and the Compensation Committee agreed that Mr. Isner would receive a reduced amount of annual cash compensation during 2025 in exchange for the Company authorizing his use of private air travel for business purposes in certain circumstances not currently covered by our utilization policy. No NEOs received salary increases in 2025. Consistent with our prior disclosures and in response to shareholder feedback, salaries for NEOs have remained consistent year-over-year, as we focus on incentivizing key talent with the performance of the Company and in alignment with long-term shareholder value creation via our performance-based equity plans.

2025 Annual Cash Incentive Program and 2025 Annual Cash Incentive Payouts

The objective of the annual cash incentive program has been to provide executives with a short-term, competitive cash compensation opportunity, as well as to align executive rewards with Company performance. Each year, the Compensation Committee reviews the framework for the annual cash incentive program, including the potential metrics and associated weightings and goals, and approves these metrics and any additional metrics to the extent used to determine the payouts to our NEOs. The Compensation Committee ensures the goals that are set at the beginning of the year are viewed as challenging but achievable to help support execution against our annual financial and operational priorities to drive long-term shareholder value. For the 2025 annual cash incentive program, the Compensation Committee added "New Product Adoption" as a bonus metric, and adjusted overall weighting to reflect this new metric.

Payouts to our NEOs (other than our CEO) under the 2025 annual cash incentive program were based on the achievement of Company-wide annual financial and operational goals. The Compensation Committee believes the criteria for the annual cash incentive program were challenging but achievable.

2025 Financial and Operational Goals

Metric	Threshold	Target	Maximum	Actual [1]	Weight	Weighted Payout
($ in millions)						
Revenue	$ 2,500.0	$ 2,700.0	$ 2,850.0	$ 2,776.0	30.0 %	37.6 %
Adjusted EBITDA Margin [2]	24.0 %	25.0 %	26.0 %	26.8 %	25.0	37.5 %
New Market Bookings	$ 1,000.0	$ 1,300.0	$ 2,500.0	$ 1,185.0	15.0	13.6 %
New Product Bookings	$ 600.0	$ 750.0	$ 1,450.0	$ 1,476.0	15.0	30.0 %
New Product Adoption	56.0 %	59.7 %	64.7 %	61.2 %	15.0	17.3 %
Actual attainment/plan payout					100 %	135.9 %

[1] Actual achievement in this column excludes the impact of our acquisition of Invictus Apps, Inc. ("Prepared") in 2025.

[2] For a discussion as to how adjusted EBITDA margin is calculated from our audited financial statements, see "Reconciliation of Non-GAAP Measures". For purposes of functioning as a 2025 financial and operational goal tied to cash incentive payouts, adjusted EBITDA margin further excludes the impact of tariffs that were newly implemented in 2025. Management considered removal of tariff impacts to be an equitable adjustment necessary to give effect to the original intent of the Company performance metrics previously approved by the Committee.

The annual financial and operational goals were based on revenue, adjusted EBITDA margin, new market bookings, new product bookings, and new product adoption. These metrics each had a threshold, target and maximum goal with corresponding base payouts of 75%, 100% and 150% of target, respectively, except for the New Market Bookings and New Product Bookings metrics which had a maximum payout of 200% of target. Achievement of the 2025 cash incentive program metrics was measured after the Company determined its earnings for 2025.

The actual annual cash incentive program payouts to our NEOs for 2025 were as follows:

	Annual Target Cash Incentive Compensation	Payout %	Cash Payout
Joshua Isner	$ 425,000	135.9 %	$ 577,575
Brittany Bagley	$ 600,000	135.9 %	$ 815,400
Jeffrey Kunins	$ 350,000	135.9 %	$ 475,650
Cameron Brooks [1]	$ 600,000	135.9 %	$ 885,876

[1] Mr. Brooks' cash payout was made in Euros. Amount above was converted from Euros to U.S. dollars based on the exchange rate on the respective payout date.

For decisions made regarding the 2026 annual cash incentive program, see "Shareholder Engagement and Forward-Looking Compensation Decisions for 2026".

Long-Term Performance-Based Equity Compensation

The Compensation Committee believes that our NEOs should be incentivized by compensation structures that encourage measured risk taking with the aim of long-term, sustained shareholder value creation. As such, our compensation plans balance operational metrics with stock price performance, alongside the goal of retaining key executive talent.

In alignment with our Compensation Committee, on May 10, 2024 our shareholders approved the following three equity plans that align with our compensation philosophy to support the Company's long-term growth strategy and drive strong alignment with shareholder interest (each described in further detail below):

- CEO Performance Award

- eXponential Stock Plan

- Amended and Restated 2022 Stock Incentive Plan

CEO Performance Award

The Board of Directors granted our CEO a performance-based grant of XSUs (the "CEO Performance Award"), which was submitted to our shareholders for approval and subsequently approved on May 10, 2024. The CEO Performance Award is performance-based and contingent upon the achievement of both stock price and operational performance hurdles, subject to certain continued service requirements. The Compensation Committee established a notional value for the CEO Performance Award of $150 million, representing approximately $7 million of annual target long-term incentive value over the seven-year term of the CEO Employment Agreement (as defined below), with a risk multiplier of three.

Simplified Formula: [($7 million annual value) x (7-year term)] x risk multiplier of 3 → approximately $150 million
The number of shares subject to the CEO Performance Award was calculated by dividing the notional value of the award determined by the Compensation Committee by a 90-day volume weighted average price per share of Company common stock as of the day preceding the grant date.

eXponential Stock Plan

On May 10, 2024, our shareholders approved the Axon Enterprise, Inc. 2024 eXponential Stock Plan (the "Employee XSP" or "XSP 2.0"), which provides for grants of XSU awards to employees and our NEOs (other than our CEO).The XSU awards are performance-based and contingent upon the achievement of the same stock price and operational performance hurdles as the CEO Performance Award, subject to certain continued service requirements. The number of shares subject to each XSU award was calculated by dividing the notional value of the award determined by the Compensation Committee by a 90-day volume weighted average price per share of Company common stock as of the day preceding the grant date.

The Employee XSP recognizes Axon's global growth potential and is designed to motivate our employees who are instrumental to the innovation and development of Axon's new products and who continue to deliver exceptional value to Axon. As originally approved, the program includes seven substantially equal tranches that will vest upon certification by the Compensation Committee upon achievement of three independent vesting conditions, described in the following table:

| | Operational Goals [1] (in millions) | | | | | Minimum Service Requirement | | |
Tranche [2]	Revenue		Adj. EBITDA [3]		Stock Price Goal		Employee XSP	CEO Performance Award	Goal Expiration
1	$1,834	or	$382	and	$247.40	and	June 2025	December 2028	December 2026
2	2,293	or	497	and	309.25	and	December 2025	December 2028	December 2027
3	2,866	or	611	and	386.56	and	June 2026	December 2029	December 2028
4	3,583	or	801	and	483.20	and	December 2026	December 2029	December 2029
5	4,479	or	1,044	and	604.00	and	June 2027	December 2030	December 2030
6	5,599	or	1,356	and	755.00	and	December 2027	December 2030	December 2031
7	6,999	or	1,706	and	943.75	and	June 2028	December 2030	December 2032

[1] Operational goals are measured, as of any date, for the previous four consecutive fiscal quarters, beginning with the Company's first full fiscal quarter ending after the fiscal quarter in which the grant date occurred.

[2] Tranches 1 and 2 vested in June 2025 and December 2025, respectively. As of December 31, 2025, for certain grantees, the shares acquired upon vesting of Tranche 2 remain subject to a holding period requirement under the plan, which will expire on the earlier of (i) December 31, 2030 and (ii) the date on which the subsequent tranche vests.

[3] In connection with certain acquisitions which were completed during fiscal year 2024, the adjusted EBITDA goals were adjusted as required by the terms of the Employee XSP and CEO Performance Award during fiscal year 2025. For a discussion as to how adjusted EBITDA margin is calculated from our audited financial statements, see "Reconciliation of Non-GAAP Measures".

The Company intends to continue granting XSUs to employees at all levels of our organization in place of long-term performance-based RSUs given the strong alignment with shareholder experience requiring meaningful growth in both stock price and operational performance. Additional XSUs will be subject to operational goals and stock price goals which are proportionally higher than the goals applicable to the first seven tranches, as well as longer required service periods.

There were no additional awards made under the CEO Performance Award or the Employee XSP to our NEOs during 2025, and no awards vested under the CEO Performance Award in 2025. Refer to the "Stock Vested" table below for further information on awards held by our NEOs that vested under the Employee XSP during 2025.

Long-Term Service-Based Equity Compensation

On May 10, 2024, our shareholders approved the Amended and Restated 2022 Stock Incentive Plan (the "2022 Plan"). In addition to the long-term performance-based equity awards described above, the Compensation Committee believes that service-based equity compensation under the 2022 Plan with multi-year vesting periods ensures that our NEOs have a continuing stake in our long-term success, given the heightened risk-reward orientation of the XSUs.

In determining the total number of RSUs to award to each NEO (other than our CEO), the Compensation Committee considered, among other things, the strategic objectives of the Company over the next three years and the practice of peer comparator companies. As previously issued awards to our NEOs under the Employee XSP and 2022 Plan compensated for 2025 long-term service-based compensation, no awards were granted to our NEOs under the 2022 Plan in 2025.

Shareholder Engagement and Forward-Looking Compensation Decisions for 2026

Commensurate with the discussion above, Axon's current executive compensation program reflects enhancements made over the past five years in response to shareholder input, particularly around aligning pay with performance and ensuring our compensation design drives long-term shareholder value. Accordingly, our executive compensation program remained consistent with the prior year.

The following table shows the composition of each NEO's total target direct compensation for 2026. As described above, a significant portion of each NEO's annualized target compensation for 2026 consists of equity awards granted in prior years which were intended to serve as 2026 compensation, and the amounts below for long-term equity compensation reflect the target annual value of the prior year grants. Total target direct compensation for each NEO remained consistent with 2025.

2026 Name	Annual Salary $	% Total	Annual Target Cash Incentive Compensation $	% Total	Long-term Target Equity Compensation-- XSUs [1] $	% Total	Long-term Target Equity Compensation-- RSUs [2] $	% Total	Target Total Direct Compensation $
Patrick Smith	$ 31,201	0.4 %	$ —	— %	$ 7,143,000	99.6 %	$ —	— %	$ 7,174,201
Joshua Isner [3]	125,000	1.1	425,000	3.6	5,000,000	42.1	6,320,000	53.2	11,870,000
Brittany Bagley	450,000	6.9	600,000	9.2	2,250,000	34.6	3,200,000	49.3	6,500,000
Jeffrey Kunins	350,000	6.6	350,000	6.6	1,518,000	28.6	3,082,000	58.2	5,300,000
Cameron Brooks [4]	400,000	8.4	600,000	12.6	1,500,000	31.6	2,250,000	47.4	4,750,000

[1] Reflects the value of the CEO Performance Award granted in 2024 to Mr. Smith and the value of the awards granted in 2024 under the Employee XSP to Mr. Isner, Ms. Bagley, Mr. Kunins and Mr. Brooks. The grants had an annual target value of $7,143,000, $5,000,000, $2,250,000, $1,518,000 and $1,500,000, respectively, prior to the risk multiplier of three and the duration multiplier of seven, and were granted in lieu of traditional performance-based RSUs. Represents the amount of annual target compensation that the executives elected to receive over a seven-year period (2024 to 2030) in the form of XSUs. For the full grant date value of these awards in the year of grant, refer to our prior year proxy statement.

[2] Reflects the grant date value of RSUs vesting in 2026 that were granted in September 2023 for Ms. Bagley and Messrs. Isner and Kunins, and granted in April 2024 for Mr. Brooks, which are intended to serve as 2026 compensation awards.

[3] Consistent with 2025, Mr. Isner and the Compensation Committee agreed that Mr. Isner would receive a reduced amount of annual cash compensation during 2026 in exchange for the Company authorizing his use of private air travel for business purposes in certain circumstances not currently covered by our utilization policy.

[4] Mr. Brooks received an additional grant of XSUs made in early 2026 ("Tranche 8-9 Grant") which represents an annual target value of $1,500,000, prior to the risk multiplier of three and duration multiplier of two. This Tranche 8-9 Grant represents annual target compensation over the two-year period (2031 to 2032) in the form of XSUs, reflecting our continued alignment of long-term executive incentives with sustained Company performance.

The Compensation Committee is committed to a compensation philosophy that supports the Company's long-term growth strategy and drives strong alignment with shareholder interests. Time- and performance-based equity awards are a core component of this philosophy and reflect the Committee's belief that long-term equity incentives are essential to retaining and motivating executive talent to deliver sustained performance. The pay levels disclosed above are intended to remain relatively consistent over the next several years. As a general matter, a substantial majority of executive compensation is performance-based (and approximately 100% in the case of the CEO), reinforcing our pay-for-performance philosophy and aligning compensation outcomes with the creation of long-term shareholder value. The Company has also committed to a 2.5% annual dilution target from stock-based compensation expense, with these performance-based plans specifically designed to stay within this threshold.

Strong Governance in Determining Executive Compensation

Our Compensation Committee is currently composed of five independent directors: Hadi Partovi (Chair), Erika Ayers Badan, Adriane Brown, Michael Garnreiter and Graham Smith. The Compensation Committee makes all decisions regarding compensation for the CEO and each other NEO.

The Compensation Committee generally receives and reviews materials in advance of each Compensation Committee meeting. Depending on the agenda for the particular meeting, materials may include:

- Financial reports;

- Reports on levels of achievement of corporate performance objectives;

- Schedules setting forth the total compensation of the NEOs, including base salary, cash incentives, equity awards, perquisites and other compensation and any potential amounts payable to the NEOs pursuant to employment, severance and change of control agreements;

- Summaries that show the NEOs' total accumulated stock awards and stock option holdings;

- Information regarding compensation paid by comparable companies identified in executive compensation surveys; and

- Reports from consultants and advisors to the Compensation Committee, including Semler Brossy.

Our executive management supports the Compensation Committee in carrying out its responsibilities by preliminarily outlining compensation levels for NEOs, administering our compensation plans, policies and programs, and providing data to the Compensation Committee for analysis. Periodically, compensation is initially proposed by the CEO for each executive (excluding the CEO), consisting of annual base salary, annual cash incentive compensation and long-term equity compensation, which is then provided to the Compensation Committee for review and approval.

Our Compensation Committee has sole authority to engage the services of outside consultants and advisors, as it deems necessary or appropriate in the discharge of its duties and responsibilities. The Compensation Committee has budgetary authority to authorize and pay for the services of outside consultants and advisors, and such consultants and advisors report directly to the Compensation Committee. During 2025, the Compensation Committee continued the use of compensation consulting firm Semler Brossy.

The Compensation Committee's compensation philosophy is to generally set executive and director compensation at approximately the 50% benchmark to peers and engage a compensation consulting firm to provide research, data analyses, benchmarking and design expertise in reviewing and structuring compensation programs for the Company's NEOs generally every three years, which began in 2018. Compensation generally stays flat in the interim years between compensation studies although adjustments may be made if appropriate based on individual performance, Company performance, relative shareholder returns and other relevant considerations. The Compensation Committee also considers the results of the Company's say-on-pay vote for the prior year to ensure that its decisions and the Company's executive compensation programs for the Company's NEOs are aligned with long-term shareholder interests. For more detail regarding how the results of the most recent shareholder advisory vote on executive compensation were considered in making this year's compensation decisions, see "Overview and Summary; Consideration of Prior Year Say-on-Pay Vote" in Proposal No. 2.

Peer Comparator Group

Executive compensation is reviewed every three years, the latest of which was performed by Semler Brossy encompassing fiscal years 2023 - 2025. The scope of Semler Brossy's review in 2023 included determining an appropriate comparator group to which to compare the Company's executive compensation, based primarily on the following criteria: technology industry sector, revenue and revenue growth, valuation multiple and market capitalization. Semler Brossy selected public technology companies with revenues between $435 million and $4 billion and three-month average market capitalization between $4 billion and $65 billion. We focused on including companies with similar revenue growth profiles.

Based on Semler Brossy's prior analysis, the Compensation Committee selected the following comparator group when reviewing executive compensation:

Alarm.com Holdings, Inc.	Fair Isaac Corporation	Procore Technologies
ANSYS	HEICO Corporation	PTC Inc.
Aspen Technology, Inc.	HubSpot	Samsara
Crowdstrike	MongoDB, Inc.	Tyler Technologies Inc.
Datadog	Palantir Technologies	Zscaler
Dynatrace, Inc.	Paycom Software, Inc.	
Elastic N.V.	Paylocity Holding Corporation	

In addition to the comparator group, to supplement the executive compensation information where publicly disclosed information was limited, Semler Brossy provided executive compensation information for the NEOs using a survey sample of technology companies with over $1 billion in revenue.

Compensation Policies and Practices

The Compensation Committee assists the Board of Directors in addressing matters relating to the fair and competitive compensation of our NEOs and non-employee directors, together with matters relating to our other compensation practices and policies. The most important policies applicable to our NEOs are described below.

Insider Trading Policy

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of securities of Axon by the Company, directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations. Our insider trading policy states, among other things, that the Company and our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy filed as an exhibit to our 2024 Annual Report.

NEO Stock Ownership Guidelines

The Board adopted stock ownership guidelines in December 2018. NEOs are required to own at least 50,000 shares of the Company's stock. For purposes of these guidelines, stock ownership includes shares for which the executive has direct or indirect ownership or control, including Axon common stock plus vested and unvested Axon stock options and RSUs, including unvested performance-based RSUs and XSUs. Executives are expected to meet their ownership guidelines once they have received enough grants to add up to the required minimum.

Policy Regarding Hedging and Pledging Transactions

The Company's Insider Trading Policy, which applies to all employees and directors, prohibits hedging and similar transactions designed to decrease the risks associated with holding Company securities. Our pledging policy limits pledges to 25% of a party's total stock holdings at the time such loan(s) was originated. Any pledges in existence prior to the adoption of such pledging policy are not subject to the 25% limitation, and any pledging arrangements must comply with all applicable insider trading policies and pre-clearance procedures.

Clawback Policy

In accordance with SEC rules and NASDAQ Listing Standards, we adopted an incentive compensation recovery policy (the "Clawback Policy"), effective as of December 1, 2023. Pursuant to the Clawback Policy, Axon is required to recover or "clawback" any erroneously awarded incentive-based compensation received by its executive officers on or after October 2, 2023, in the event that it is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Equity Grant Practices

The Company does not have a formal policy relating to the timing of equity grants, but in practice seeks to avoid granting awards within four days of the release of material, nonpublic information.

Employment Agreements and Other Arrangements with NEOs

CEO Employment Agreement with Patrick Smith

On December 8, 2023, the Company entered into an employment agreement (the "CEO Employment Agreement") with Mr. Smith. Under the CEO Employment Agreement, Mr. Smith will continue to serve as the Company's CEO and remain a member of the Board. The CEO Employment Agreement provides the specific terms and conditions of Mr. Smith's employment through December 31, 2030 and provides for at-will employment for an indefinite period thereafter.

The CEO Employment Agreement generally provides for compensation opportunities to Mr. Smith in a lesser amount than the Compensation Committee was otherwise willing to provide so that the Company could instead provide enhanced compensation opportunities to other employees of the Company.

In particular, Mr. Smith will receive a base salary at the minimum wage rate (equating to $31,201 per year), and will not be eligible for an increase in base salary prior to January 1, 2031. Mr. Smith will not be entitled to any annual bonus or other short-term incentives.

Pursuant to the CEO Employment Agreement, Mr. Smith agreed that, if he terminates his employment for any reason on or before December 31, 2030, Mr. Smith will promptly pay to the Company $30 million. In addition, Mr. Smith will be subject to restrictive covenants related to competition, solicitation of Company employees and customers and disparagement of the Company.

Employment Agreements with our NEOs

Each of our other NEOs is party to an employment agreement with the Company or an affiliate, which are intended to ensure each executive's continued employment and stability within our leadership team. The employment agreements with each of Messrs. Isner and Kunins and Ms. Bagley are substantially similar and describe the terms and conditions of each executive's employment, including compensation levels, benefits and equity incentive eligibility, and also provide that the executive may be terminated by the Company with or without cause or, solely in connection with a Change in Control (as defined in the 2019 Stock Incentive Plan or 2022 Stock Incentive Plan), by the executive for good reason. The termination-related benefits provided under these employment agreements are described in "Potential Payments Upon Termination or Change of Control". The employment agreement with Mr. Brooks contains similar terms and conditions as well as includes certain statutory requirements under Greek law. Each of the employment agreements contains non-compete, non-solicit, and non-disparagement covenants.

Perquisites and Other Personal Benefits

We have a Deferred Compensation Plan for certain executives, key employees and non-employee directors through which participants may elect to postpone the receipt and taxation of a portion of their compensation received from us. The Deferred Compensation Plan allows eligible participants to defer up to 80% of their base salary and up to 100% of other types of compensation. The plan also allows for matching and discretionary employer contributions. Employee deferrals are deemed 100% vested upon contribution. Distributions from the plan generally commence upon retirement, death, separation of service, a specified date or upon the occurrence of an unforeseeable emergency. Distributions can be paid in a variety of forms from lump sum to installments over a period of years. Participants in the plan are entitled to select from a wide variety of investments available under the plan and are allocated gains or losses based upon the performance of the investments selected by the participant. All gains or losses are allocated fully to plan participants and we do not guarantee a rate of return on deferred balances. Assets related to this plan consist of corporate-owned life insurance contracts. Participants have no rights or claims with respect to any plan assets and any such assets are subject to the claims of our general creditors.

We provide, subject to the terms of our utilization policy, private air transportation coordinated by the Company for business use, with incidental personal use permitted under certain circumstances as approved by the Chair of the Compensation Committee. As described above, the Compensation Committee also permits Mr. Isner to use private air travel for business purposes under certain circumstances not currently covered by our utilization policy. We also provide our NEOs with the option of utilizing concierge medical services. Other than as described above, we do not provide our NEOs with other significant perquisites or other benefits, except for Company matching contributions to our defined contribution benefit plans and health care benefits that are widely available to employees. The Compensation Committee periodically reviews the levels of perquisites and other benefits that could be provided to the NEOs.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee:
Hadi Partovi, Chair
Erika Ayers Badan
Adriane Brown
Michael Garnreiter
Graham Smith

The foregoing Compensation Committee Report does not constitute soliciting material and will not be deemed to be filed or incorporated by reference by any general statement incorporating by reference this proxy statement into any other Company filing under the Securities Act or Exchange Act, except to the extent the Company specifically incorporates this Report by express reference therein.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of the Compensation Committee is, or was during or prior to 2025, an officer or employee of the Company or any of its subsidiaries. None of the Company's executive officers serves as a director or member of the compensation committee of another entity in a case where an executive officer of such other entity serves as a director or member of the Compensation Committee.

2025 SUMMARY COMPENSATION TABLE

The following Summary Compensation Table provides information concerning the 2025 compensation of our CEO and other NEOs as of the end of the fiscal year. For a complete understanding of the table, please read the footnotes and narrative disclosures that follow the table.

As discussed above, the CEO Performance Award and Employee XSP are high-risk, high-reward compensation plans that are 100% performance-based, with vesting of the underlying XSUs entirely tied to the achievement of three independent vesting conditions: (i) stock price goals; (ii) operational goals; and (iii) minimum service requirements. Although these grants are intended to compensate our NEOs over a seven-year term (2024 to 2030), to comply with SEC rules, the entire grant date fair value has been included in the table(s) below with respect to compensation during 2024. For the annual amount of target compensation under these plans, calculated prior to the risk multiplier of three and the duration multiplier of seven, refer to "Components of Executive Compensation and Initial 2025 Target Direct Compensation" above.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards [1] ($)	Non-Equity Incentive Plan Compensation [2] ($)	All Other Compensation [3] ($)	Total ($)
Patrick Smith	2025	$ 31,201 [4]	$ —	$ —	$ —	$ 8,800	$ 40,001
Chief Executive Officer	2024	31,201 [4]	—	164,463,091	—	31,429	164,525,721
	2023	31,201 [4]	—	—	—	8,857	40,058
Joshua Isner	2025	125,000 [5]	—	—	577,575	25,766	728,341
President	2024	500,000	—	116,855,483	658,500	54,238	118,068,221
	2023	425,000	—	29,955,689	1,066,500	43,608	31,490,797
Brittany Bagley	2025	450,000	—	—	815,400	29,872	1,295,272
Chief Operating Officer and Chief Financial Officer	2024	450,000	—	52,152,312	790,200	27,802	53,420,314
	2023	450,000	—	8,932,642	892,563	24,769	10,299,974
Jeffrey Kunins	2025	350,000	—	—	475,650	38,561	864,211
Chief Product Officer and Chief Technology Officer	2024	350,000	—	35,190,696	460,950	30,193	36,031,839
	2023	325,000	—	10,480,425	521,304	33,313	11,360,042
Cameron Brooks	2025	418,661 [6]	—	—	885,876 [7]	6,844	1,311,381
Chief Revenue Officer	2024	304,342	300,000	37,018,911	576,393	16,742	38,216,388

[1] No awards were granted to our NEOs in 2025.

[2] In 2025, Ms. Bagley and Messrs. Isner, Kunins and Brooks received non-equity, cash-based incentive compensation payments as a result of exceeding target metrics around revenue and other goals during 2025. This incentive compensation was paid in February and March 2026.

[3] All other compensation consists of matching contributions made to our 401(k) plan, contributions to health savings accounts, employer-paid life insurance premiums, costs associated with guest travel to and attendance at business events, costs of supplemental medical services, and payments made for taxes required to gross-up other earnings. Tax reimbursements or "gross-ups" for all applicable perquisites were $7,889, $6,680, $3,203 and $7,417 for Messrs. Isner, Kunins, and Brooks, and Ms. Bagley, respectively.

[4] The amounts paid to Mr. Smith for 2025, 2024 and 2023 are consistent with minimum wage requirements.

[5] As discussed in the prior year proxy statement, Mr. Isner and the Compensation Committee agreed that Mr. Isner would receive a reduction in annual cash compensation of $375,000 during 2025 in exchange for the Company authorizing his use of private air travel for business purposes in certain circumstances not currently covered by our utilization policy.

[6] Mr. Brooks' salary was converted from euros to U.S. dollars utilizing the average exchange rate for 2025.

[7] Mr. Brooks' bonus was converted from euros to U.S. dollars utilizing the exchange rates on the respective payout dates.

2025 GRANTS OF PLAN-BASED AWARDS

The following table shows information about awards made under various compensation plans during 2025:

| Name | Grant Date [1] | Estimated future payouts under non-equity incentive plan awards | | | All other stock awards: number of shares of stock or units [1] (#) | Grant date fair value of stock awards [1] ($) |
		Threshold ($)	Target ($)	Maximum ($)		
Patrick Smith	—	—	—	—	—	—
Joshua Isner	—	318,750	425,000	701,250 [2]	—	—
Brittany Bagley	—	450,000	600,000	990,000 [2]	—	—
Jeffrey Kunins	—	262,500	350,000	577,500 [2]	—	—
Cameron Brooks	—	450,000	600,000	990,000 [2]	—	—

[1]   No stock awards were granted to our NEOs in 2025.

[2]   Payouts under the annual cash incentive program are based on the achievement of annual financial and operational goals, including goals related to revenue, adjusted EBITDA margin, new market bookings, new product bookings, and new product adoption. Actual awards earned in 2025 are included in the non-equity incentive plan compensation column in the 2025 Summary Compensation Table. See further discussion under "Executive Compensation—Compensation Discussion and Analysis—2025 Annual Cash Incentive Program and 2025 Annual Cash Incentive Payouts."

OUTSTANDING EQUITY AWARDS AT FISCAL 2025 YEAR-END

The following table includes certain information with respect to all outstanding equity awards previously awarded to the NEOs as of December 31, 2025. The value of the stock awards reflected below is based on the closing market price of a share of the Company's common stock as of December 31, 2025 ($567.93).

	Option Awards				Stock Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Patrick Smith	20,931 [1]	—	$ 28.58	2/26/2028			679,102 [5]	$385,682,399
					—	—		
Joshua Isner	—	—	—	—	32,480 [2]	18,446,366	339,550 [6]	192,840,632
Brittany Bagley	—	—	—	—	16,446 [2]	9,340,177	152,798 [6]	86,778,568
Jeffrey Kunins	—	—	—	—	14,133 [2]	8,026,555	103,087 [6]	58,546,200
					1,706 [3]	968,889		
Cameron Brooks	—	—	—	—	11,916 [4]	6,767,454	94,857 [6]	53,872,136

[1] These option awards were granted to Mr. Smith pursuant to the 2018 CEO Performance Award.

[2] These stock awards vest at annual intervals over a three-year period and become fully vested in August 2026.

[3] This stock award vests one-third in December 2024, one-third in August 2025 and one-third in August 2026.

[4] This stock award vests one-third in May 2025 and the remaining two-thirds in eight substantially equal quarterly installments until fully vested in May 2027.

[5] This stock award granted to Mr. Smith pursuant to the CEO Performance Award vests upon the achievement of three independent vesting conditions: (1) stock price goals; (2) operational goals; and (3) minimum service conditions. The stock price goals and operational goals applicable to the CEO Performance Award are identical to those under the Employee XSP, but Mr. Smith is subject to a longer minimum required service period.

[6] These stock awards granted pursuant to the Employee XSP vest upon the achievement of three independent vesting conditions: (1) stock price goals; (2) operational goals; and (3) minimum service conditions.

2025 OPTION EXERCISES AND STOCK VESTED

Option Exercises

No options were exercised by Mr. Smith in 2025 related to the 2018 CEO Performance Award. None of our other NEOs hold options.

Stock Vested

The following table provides information related to restricted stock unit awards which vested during the year ended December 31, 2025:

	Restricted Stock Unit Awards	
Name	Number of Shares Acquired upon Vesting (#)	Value Realized on Vesting ($)
Patrick Smith	—	$ —
Joshua Isner	33,393	24,668,870
Brittany Bagley	33,574	23,756,700
Jeffrey Kunins	15,977	11,542,146
Cameron Brooks	11,799	8,229,611

The following table provides information related to the XSU awards under the CEO Performance Award and Employee XSP which vested during the year ended December 31, 2025:

	XSU Awards	
Name	Number of Shares Acquired upon Vesting (#) (1)	Value Realized on Vesting ($)
Patrick Smith	—	$ —
Joshua Isner	135,822	87,726,072
Brittany Bagley	61,120	39,476,797
Jeffrey Kunins	41,236	26,633,920
Cameron Brooks	15,810	11,246,285

(1) For Messrs. Isner and Kunins and Ms. Bagley, reflects Tranches 1 and 2 which vested in June 2025 and December 2025, respectively. For Mr. Brooks, reflects Tranche 1 which vested in October 2025. The latest vested tranche remains subject to a holding period requirement under the Employee XSP, which will expire on the earlier of (i) December 31, 2030, and (ii) the date on which the subsequent tranche vests. No XSUs have vested for Mr. Smith under the CEO Performance Award. The performance metrics for Tranche 3 of the Employee XSP and CEO Performance Plans were certified as achieved by the Compensation Committee on November 13, 2025. However, due to minimum service requirements, Tranche 3 is not yet considered vested as of December 31, 2025.

2025 NONQUALIFIED DEFERRED COMPENSATION

On July 1, 2013, the Company adopted our Deferred Compensation Plan. The Deferred Compensation Plan allows eligible executives, key employees and non-employee directors to elect to defer the receipt and taxation of a portion of their compensation. Compensation, as defined in the Deferred Compensation Plan, is comprised of base salary, bonus, commission, director fees and such other cash or equity-based compensation approved by the Compensation Committee. Participants may elect to defer up to 80% of their base salary and up to 100% of other types of compensation. Participants are 100% vested at all times in amounts deferred pursuant to the Deferred Compensation Plan. All gains or losses are allocated fully to plan participants, and the Company does not guarantee a rate of return on deferred balances. There were no above-market returns for participants in the Deferred Compensation Plan.

The following table provides information on NEO participation in the Deferred Compensation Plan:

Name	Executive Contributions in Last FY [1] ($)	Registrant Contributions in Last FY [2] ($)	Aggregate Earnings in Last FY [2][3] ($)	Aggregate Withdrawals/ Distributions in Last FY ($)	Aggregate Balance at Last FYE [4] ($)
Joshua Isner	—	—	10,324	(135,100)	29,690
Brittany Bagley	407,700	—	51,138	—	853,938

[1] Ms. Bagley elected to contribute 50% of her 2025 bonus (as reflected in the Summary Compensation Table) to the Deferred Compensation Plan. Such amount is reflected above, although the amount was deferred into the Deferred Compensation Plan in the first quarter of 2026.

[2] The Company does not make discretionary payments to the Deferred Compensation Plan but does make a restorative 401(k) match contribution to participants as their eligible wages for 401(k) purposes is net of contributions made to the Deferred Compensation Plan.

[3] Aggregate earnings reflected represent deemed investment earnings from voluntary deferrals and Company contributions, as applicable. No amounts included in aggregate earnings are reported in the Summary Compensation Table because the Deferred Compensation Plan does not provide for above-market or preferential earnings.

[4] Of the amount reflected in this column for Mr. Isner, the aggregate balance includes $436,508 from compensation previously reported in the Summary Compensation Table for 2021 and previous years and $735,252 has been reported as aggregate withdrawals and distributions for 2025 and previous years. No withdrawals or distributions were made in 2024. Mr. Isner has not made any executive contributions since 2021. Of the amount reflected in this column for Ms. Bagley, $395,100 was previously reported as compensation in the Summary Compensation Table for 2024. Although Ms. Bagley deferred amounts into the Deferred Compensation Plan in the first quarter of 2025, the contribution was an election for 50% of her 2024 bonus and considered a 2024 contribution for reporting purposes.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

Pursuant to the employment agreements with our NEOs (other than our CEO), the Company may terminate each of the NEOs with or without cause. The conditions or events triggering the payment of cash severance benefits include the executive's termination without cause, termination in certain circumstances in connection with a change in control of the Company (i.e., double-trigger), and death or disability. Cash severance benefits are payable in substantially equal installments in accordance with the Company's standard payroll practices and applicable law, and any bonuses are paid at the time such bonuses are paid to other employees of the Company generally. Conditions to the payment of severance benefits include the execution (and non-revocation) of a release in favor of the Company and continued compliance with certain restrictive covenants relating to assignment of inventions, nondisclosure of Company confidential information, and (if applicable) non-competition with the Company for a period of 12 months after termination of employment.

The severance benefit amounts with respect to the above triggering events were determined based on competitive practices. The Company agreed to pay these variable amounts of compensation as severance benefits in order to attract and retain executive officers.

The table below depicts the severance benefits payable to each of the NEOs (other than our CEO) under the conditions indicated, other than with respect to awards under the CEO Performance Award and the Employee XSP, which are described below:

Termination for Cause	Termination without Cause	Termination By Executive Within 36 Months Following a Change in Control For Good Reason or by the Company Without Cause Six Months Prior to Change in Control at the Request of a Third-Party Purchaser ("Change in Control")	Death or Disability
Earned but unpaid salary and benefits	12 months' salary continuation [1]; annual target bonus for the year in which termination occurs; time-based RSUs vesting during notice and severance period continue to vest	36 months' salary continuation [3]; pro rata portion of annual target bonus for the year in which termination occurs; 12 months' healthcare benefits [2]; time-based RSUs vest	18 months' salary continuation [3]; pro rata portion of annual target bonus for the year in which death or disability occurs; time-based RSUs vest

[1]   The payment of 12 months' salary includes an 11-month notice period and a cash payment equal to one month's base salary. For Mr. Brooks, benefits payable are the higher of either 12 months' salary or a statutory severance payment.

[2]   Healthcare benefits include a lump sum payment equal to 12 months of COBRA premiums (including medical and dental coverage) for Messrs. Isner and Kunins and Ms. Bagley, and 12 months of healthcare benefits for Mr. Brooks.

[3]   Mr. Brooks would receive a statutory severance payment in lieu of salary payment.

Additional accelerated vesting conditions pursuant to the CEO Performance Award and the Employee XSP are as follows:

	CEO Performance Award (Patrick Smith)	Employee XSP (all other NEOs)
Termination for Cause	Any tranches of the CEO Performance Award that are unvested as of the date of termination are forfeited	Any tranches of the 2024 Employee XSP that are unvested as of the date of termination are forfeited
Termination without Cause	Operational goals are disregarded and all tranches for which stock price goals have been attained as of the date of termination vest; next unattained tranche will partially vest on a prorated basis by comparing the ninety-day volume-weighted average price to the stock price goal	Operational goals are disregarded and all tranches for which stock price goals have been attained as of the date of termination vest; next unattained tranche will partially vest on a prorated basis by comparing the ninety-day volume-weighted average price to the stock price goal
Change in Control Without Termination	Stock price goals are compared against the greater of closing price immediately prior to Closing Date and per share stock price received by stockholders in such change in control; tranches qualifying as "CIC Units" for which the minimum service date has occurred will vest; CIC Units for which the minimum service date has not yet occurred remain outstanding and eligible to vest based on attainment of minimum service requirements; operational goals are disregarded	Stock price goals are compared against the greater of closing price immediately prior to Closing Date and per share stock price received by stockholders in such change in control; tranches qualifying as "CIC Units" for which the minimum service date has occurred will vest; CIC Units for which the minimum service date has not yet occurred remain outstanding and eligible to vest based on attainment of minimum service requirements; operational goals are disregarded
Termination By Executive Within 24 Months Following a Change in Control For Good Reason or By the Company Without Cause	Any "CIC Unit" tranches of the CEO Performance Award that are unvested as of the date of termination immediately vest	Any "CIC Unit" tranches of the 2024 Employee XSP that are unvested as of the date of termination immediately vest
Death or Disability	Minimum service date requirements are disregarded and any tranches for which stock price goals and operational goals have been achieved as of the date of termination immediately vest	Minimum service date requirements are disregarded and any tranches for which stock price goals and operational goals have been achieved as of the date of termination immediately vest

The table below reflects the cash severance, equity acceleration and continuation of employee benefits that would be provided to each of the NEOs assuming the notice of intent to terminate such executive's employment occurred on December 31, 2025. The following table excludes the deferred compensation amounts that would also be payable to Mr. Isner or Ms. Bagley (see "Executive Compensation—2025 Nonqualified Deferred Compensation").

	Voluntary Termination By Executive	Termination for Cause	Termination without Cause [1]	Change in Control [2]	Death or Disability
Patrick Smith	$ —	$ —	$ 330,585,238	$ —	$ 165,293,187
Joshua Isner	$ —	$ —	$ 173,268,872	$ 19,275,160	$ 57,626,993
Brittany Bagley	$ —	$ —	$ 79,813,372	$ 11,318,773	$ 27,971,118
Jeffrey Kunins	$ —	$ —	$ 56,532,630	$ 10,429,066	$ 21,580,024
Cameron Brooks	$ —	$ —	$ 50,405,367	$ 7,414,005	$ 25,347,545

[1] Severance amounts based on annual bonus are calculated based on 2025 target bonus amounts.

[2] This includes a termination within 24 months following a Change in Control (a) by the NEO for Good Reason or (b) by the Company without Cause. Assumes that the relevant Change in Control and termination occur on December 31, 2025, and that no tranches of Employee XSP and CEO Performance Award are determined to be "CIC Units" as defined in the applicable plans.

The value of time-based RSUs reflected in amounts above is equal to the most available closing market price of a share of the Company's common stock as of December 31, 2025 ($567.93), multiplied by the number of units that would vest.

PAY VERSUS PERFORMANCE

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K under the Exchange Act, we are providing the following information about the relationship between executive compensation actually paid and the financial performance of our Company. The following table sets forth the compensation for our CEO or principal executive officer ("PEO") and the average compensation for our other NEOs. For further information concerning our compensation philosophy and how we align executive compensation with our performance, see "Executive Compensation—Compensation Discussion and Analysis."

| | | | | | Value of Initial $100 Investment Based on | | | |
Year	Summary Compensation Table Total for PEO [1]	Compensation Actually Paid to PEO [2][3]	Average Summary Compensation Table Total for Non-PEO NEOs [1]	Average Compensation Actually Paid to Non-PEO NEOs [2][3]	Total Shareholder Return	Peer Group Total Shareholder Return [5]	Net Income (loss) (in thousands)	Adjusted EBITDA [6] (in thousands)
2025	40,001	(12,580,422)	1,049,801	4,583,563	$ 463.27	$ 187.14	$ 124,656	$ 710,155
2024	164,525,721	385,171,518	61,434,191	151,439,028	484.86	154.48	377,034	521,375
2023	40,058	43,533,121	17,716,938	28,506,155	210.78	119.22	175,783	331,396
2022	33,203	13,687,307	4,305,869	2,091,584	135.40	82.43	146,930	232,033
2021	33,115	253,610,579	5,634,227	30,194,861	128.13	122.18	(56,339)	183,086

[1] For each year presented, Patrick Smith was our PEO; reflects amounts reported in the Summary Compensation Table for the respective years. Our non-PEO NEOs for 2025 were Ms. Bagley and Messrs. Isner, Kunins and Brooks. Our non-PEO NEOs for 2024 were Ms. Bagley and Messrs. Isner, Kunins and Brooks. Our non-PEO NEOs for 2023 were Ms. Bagley and Messrs. Isner and Kunins. Our non-PEO NEOs for 2022 were Ms. Bagley and Messrs. Isner, Kunins, Larson, Ahsan and Zito. Our non-PEO NEOs for 2021 were Messrs. Larson, Ahsan, Isner and Kunins. Average compensation for the non-PEO NEOs reflects amounts reported in the Summary Compensation Table for the respective years.

[2] Amounts shown for compensation actually paid ("CAP") are computed in accordance with Item 402(v) of Regulation S-K under the Exchange Act and do not reflect the actual amount of compensation earned by or paid to the NEOs during the applicable year. These amounts reflect total compensation as reported in the Summary Compensation Table with certain adjustments as required by Item 402(v) of Regulation S-K as described in Note (3) below.

[3] CAP reflects the exclusions and inclusions of equity awards for the PEO and the other NEOs as set forth below and calculated in accordance with ASC Topic 718. The valuation methodologies and assumptions used to calculate CAP are based on the grant date fair value of these awards as disclosed in the Company's consolidated financial statements filed with the SEC on Annual Report on Form 10-K for each of the years reflected in the table below:

Summary Compensation Table Total to CAP Reconciliation for the PEO and the other NEOs for 2025:

Calculation of Compensation Actually Paid	Calculation for PEO		Calculation for Average of Non-PEOs	
Summary Compensation Table Total	$	40,001	$	1,049,801
Less grant date fair value of stock and option awards reflected in Summary Compensation Table		—		—
Add year-end fair value of awards granted during the fiscal year that are outstanding and unvested as of the end of the fiscal year		—		—
Add change in fair value (whether positive or negative) as of fiscal year-end for outstanding and unvested awards granted in prior fiscal years		(12,620,423)		(3,431,577)
Add fair value as of vesting date of awards granted during the fiscal year which vested in the same fiscal year		—		—
Add change in fair value (whether positive or negative) as of vesting date of awards granted in prior fiscal years for which all applicable vesting conditions were satisfied during the fiscal year [4]		—		6,965,339
Subtract the fair value as of prior fiscal year-end for awards granted in prior years that failed to meet the applicable vesting conditions during the fiscal year		—		—
Compensation Actually Paid	$	(12,580,422)	$	4,583,563

For purposes of the above adjustments, the fair value of the equity awards on the applicable date was determined in accordance with FASB ASC Topic 718, using valuation methodologies that are generally consistent with those used to determine the grant date fair value for accounting purposes.

[4] Certain of these awards remain subject to a holding period.

[5] Total Shareholder Return ("TSR") shown in this table utilizes the NASDAQ Composite Index that we use in the stock performance graph required by Item 201(e) of Regulation S-K included in the Company's consolidated financial statements filed with the SEC in our 2025 Annual Report. The comparison assumes $100 was invested for the period starting December 31, 2020 through December 31 of the applicable fiscal year in each of the Company's common stock and the NASDAQ Composite Index. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies included in the NASDAQ Composite Index. The historical stock price performance of our common stock shown is not necessarily indicative of future stock price performance.

[6] Pursuant to Item 402(v) of Regulation S-K under the Exchange Act, we determined adjusted EBITDA to be the most important financial performance measure used to link Company performance to CAP for our PEO and our other NEOs in 2025, 2024, and 2023. This performance measure may not have been the most important financial performance measure for years 2022 and 2021 and we may determine a different financial performance measure to be the most important such measure in future years. Adjusted EBITDA is defined as earnings before interest expense; investment interest income; income taxes; depreciation; amortization; noncash stock-based compensation expense; fair value adjustments related to strategic investments, marketable securities, and mark-to-market on our non-qualified deferred compensation liabilities; debt inducement expense associated with the early repurchase of a portion of our 2027 Notes; non-recurring severance costs, including employee cash payments, equity, and related benefits; transaction and integration costs related to strategic investments and acquisitions, including the change in fair value of contingent consideration arrangements; payroll taxes related to Employee XSP vesting and 2018 CEO Performance Award option exercises; costs (or subsequent recoveries of prior costs) related to certain legal or regulatory matters we consider outside of our core operating activities; losses incurred as a result of the disposal, abandonment, and impairment of property, equipment and intangible assets; inventory step-up amortization related to acquisitions; and loss recoveries. For a reconciliation of adjusted EBITDA to net income, see "Reconciliation of Non-GAAP Measures."

Pay Versus Performance Relationship Descriptions:

Figure 1: Relationship between Axon's CAP for PEO and NEOs (Average) vs. cumulative TSR of Axon and the peer group



Figure 2: Relationship between Axon's CAP for PEO and NEOs (Average) vs. Axon's net income



Figure 3: Relationship between Axon's CAP for PEO and NEOs (Average) vs. Adjusted EBITDA [1]



CAP vs. Adjusted EBITDA

[1]   Adjusted EBITDA is a non-GAAP financial measure; see "Reconciliation of Non-GAAP Measures" for definitions of non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measures.

Set forth below is a list of the three most important financial performance measures used to link executive compensation actually paid to our NEOs during 2025 to Company performance:

- Adjusted EBITDA;
- Revenue; and
- Company stock price.

**PAY RATIO OF CEO COMPENSATION
TO MEDIAN EMPLOYEE COMPENSATION**

The Company designs its compensation programs to be fair, equitable, globally compliant and aligned with our business objectives. Our CEO, Patrick Smith, has agreed to performance-based compensation arrangements in the form of the CEO Performance Award, and as described elsewhere in this proxy statement, Mr. Smith does not receive significant compensation or benefits other than these performance-based awards. We are providing a ratio of (i) Mr. Smith's 2025 annual total compensation to (ii) the median of the 2025 annual total compensation of all Axon employees other than Mr. Smith, calculated pursuant to the disclosure requirements of the Summary Compensation Table above as if the median compensated employee was a named executive officer.

Mr. Smith's annual total compensation, as reported in the Summary Compensation Table above, was $40,001 for 2025, and the median 2025 annual total compensation of all other employees was $135,696. Consequently, the applicable ratio of such amounts for 2025 was 0.3:1.

Our methodology for identifying our median compensated employee for 2025 was as follows:

- We determined that, as of December 31, 2025, Axon and all of our subsidiaries had 5,146 qualifying individuals (full-time, part-time, and temporary employees other than Mr. Smith), of which 20% were based outside of the United States and 14% were production-line employees.

- We did not include in the population of qualifying individuals any contractors employed through third-parties.

- We applied the requirements and assumptions required for the Summary Compensation Table for each such individual as if he or she was a named executive officer to calculate total annual compensation, including base salary or wages, performance-based commission payments, and equity awards based on their grant date fair values.

- We converted any payment earned or paid in a foreign currency to U.S. dollars using the average of the prevailing conversion rates for 2025.

- We selected the median of all total annual compensation amounts calculated in accordance with the foregoing.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, exclusions and assumptions that reflect their compensation practices. As such, the pay ratio reported above may not be comparable to the pay ratio reported by other companies, even those in a related industry or of a similar size and scope. Other companies may have different employment practices, regional demographics or may utilize different methodologies, exclusions and assumptions in calculating their pay ratios.

AUDIT MATTERS

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board of Directors reviews the Company's financial reporting process on behalf of the Board. The Audit Committee has sole authority to retain, set compensation and retention terms for, terminate, oversee and evaluate the work of the Company's independent registered public accounting firm (the "independent auditor"). The independent auditor reports directly to the Audit Committee.

The Company's management is responsible for the Company's financial reporting process, including its system of internal controls, and for the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. PricewaterhouseCoopers LLP, the Company's independent auditor, is responsible for expressing an opinion based on its audits of the consolidated financial statements and for performing an independent audit of our internal control over financial reporting and expressing an opinion thereon.

In accordance with its written charter, the Audit Committee assists the Board of Directors in fulfilling its oversight responsibilities regarding (i) the Company's process for financial reporting and the integrity of the Company's financial statements; (ii) the Company's internal control system; (iii) the performance of the Company's internal audit function; (iv) the independent auditor's independence, qualifications and performance; (v) the Company's risk assessment and management policies for major financial risks; and (vi) the Company's Code of Business Conduct and Ethics and process for monitoring compliance with laws and regulations.

Further, the Audit Committee reviews reports prepared by management on various matters, including critical accounting policies and issues, material written communications between the independent auditor and management, significant changes in the Company's selection or application of accounting principles and significant changes to internal control procedures. It is not the duty or responsibility of the Audit Committee to conduct auditing and accounting reviews or procedures.

In discharging its oversight responsibilities with respect to the audit process, the Audit Committee (i) obtained from the independent auditor a formal written statement describing all relationships between the independent auditor and the Company that might bear on the independent auditor's independence consistent with the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB"), (ii) discussed with the independent auditor any relationships that may impact its objectivity and independence, and (iii) considered whether any non-audit services provided to the Company by PricewaterhouseCoopers LLP are compatible with maintaining its independence. The Audit Committee also discussed with the independent auditor its identification of audit risk, audit plans and audit scope, as well as all communications required by generally accepted auditing standards, including those described in Auditing Standard No. 1301, "Communications with Audit Committees" issued by the PCAOB.

The Audit Committee reviewed and discussed with management and its independent auditor the Company's audited consolidated financial statements and its internal control over financial reporting.

During 2025, the Audit Committee met with representatives of the independent auditor, both with management present and in private sessions without management present, to discuss the results of the financial statement audit and quarterly reviews and to solicit its evaluation of the Company's accounting principles, practices and judgments applied by management and the quality and adequacy of the Company's internal controls.

In performing the above described functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of the Company's management and independent auditor, which, in the independent auditor's report, expresses an opinion on the conformity of the Company's consolidated financial statements to accounting principles generally accepted in the United States.

Based upon the Audit Committee's discussion with the Company's management and PricewaterhouseCoopers LLP, and the Audit Committee's review of the representations of the Company's management and the report of the independent auditor to the Audit Committee, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2025.


The Audit Committee:
Graham Smith, Chair
Michael Garnreiter
Caitlin Kalinowski
Todd Morgenfeld


The foregoing Report of the Audit Committee does not constitute soliciting material and will not be deemed to be filed or incorporated by reference by any general statement incorporating by reference this proxy statement into any other Company filing under the Securities Act or Exchange Act, except to the extent the Company specifically incorporates this Report by express reference therein.

PROPOSALS

Overview of Proposals

This proxy statement contains three proposals requiring shareholder action.

- Proposal No. 1 requests the election of the 9 directors of the Company named in this proxy statement for a term of one year and until their successors are elected and qualified.

- Proposal No. 2 requests that shareholders vote to approve, on an advisory basis, the compensation of the Company's named executive officers.

- Proposal No. 3 requests the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.

Each proposal is discussed in more detail below.

PROPOSAL NO. 1 - ELECTION OF DIRECTORS

The Board is elected by and accountable to the shareholders to oversee their interest in the long-term health and the overall success of the Company's business and its financial strength. The Board serves as the ultimate decision-making body of the Company except for those matters reserved to, or shared with, the shareholders. The Board selects and oversees the members of senior management, who are charged by the Board with conducting the business of the Company.

Election Process

The Board has nominated for election the following nine nominees: Erika Ayers Badan, Adriane Brown, Michael Garnreiter, Caitlin Kalinowski, Todd Morgenfeld, Hadi Partovi, Graham Smith, Patrick Smith and Jeri Williams.

The Board has no reason to believe that any of the nominees will be unwilling or unable to serve if elected a director. If any nominee is unable or unwilling to serve as a director at the date of the Annual Meeting or any postponement or adjournment thereof, the proxies may be voted for a substitute nominee, as designated by the Board to fill such vacancy.

Unless otherwise instructed, all proxies received will be voted FOR the election of each of the nominees.

The Board of Directors recommends a vote <u>FOR</u> the election of Erika Ayers Badan, Adriane Brown, Michael Garnreiter, Caitlin Kalinowski, Todd Morgenfeld, Hadi Partovi, Graham Smith, Patrick Smith and Jeri Williams.

Vote Required

For Proposal No. 1, under our Bylaws, assuming the existence of a quorum at the Annual Meeting, each director will be elected by the affirmative vote of a majority of votes properly cast for and against such nominee's election. Abstentions and broker non-votes will be counted toward a quorum, but will not affect the outcome of the vote on the election of directors.

PROPOSAL NO. 2 – ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

Shareholders will be given the opportunity to vote on the following advisory resolution (commonly referred to as "say on pay"):

RESOLVED, that the shareholders of Axon Enterprise, Inc. hereby approve the compensation paid to the Company's NEOs, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this proxy statement.

Background on Proposal

In accordance with the requirements of Section 14A of the Exchange Act and related SEC rules, shareholders are being given the opportunity to vote at the Annual Meeting on this advisory resolution regarding the compensation of our NEOs.

As described in the Compensation Discussion and Analysis, our executive compensation program is designed to allow us to attract and retain market competitive talent, link annual incentive compensation to our financial results produced during the year, and link long term compensation in the form of stock awards to Company performance and enhancement of shareholder value over time. For a comprehensive description of our executive compensation program, philosophy and objectives, including the specific components of executive compensation that comprised the program in 2025, please refer to "Executive Compensation—Compensation Discussion and Analysis." The 2025 Summary Compensation Table and other executive compensation tables (and accompanying narrative disclosures) provide additional information about the compensation that we paid to our NEOs in 2025.

At our 2023 Annual Meeting of Shareholders, the shareholders indicated, on an advisory vote basis, that they preferred that we hold say-on-pay votes on an annual basis (a frequency vote is required to be held at least once every six years). In light of these results, the Company's Board of Directors decided to hold its future advisory votes on the compensation of named executive officers annually.

Effects of Advisory Vote

Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded to our NEOs and will not be binding on the Board or the Compensation Committee. However, the Compensation Committee will consider the outcome of the vote when making future executive compensation decisions.

Overview and Summary; Consideration of Prior Year Say-on-Pay Vote

The Company believes in competitive compensation aligned with the values, objectives and financial performance of the Company. Since 2018, a significant amount of our executives' potential total compensation has been tied to performance. The Compensation Committee considers the performance criteria for the Company's performance-based compensation challenging but achievable. Performance-based RSUs, cash incentive compensation program, and commission targets have been achieved during 2019, 2020, 2021, 2022, 2023, 2024, and 2025. Considering our ongoing CEO Performance Award and Employee XSP, compensation remains aligned with long-term Company performance.

At the 2025 Annual Meeting, we presented to shareholders, for advisory approval, the Company's executive compensation for 2024 ("Say-on-Pay Proposal"). Of the 61.3 million votes cast on the Say-on-Pay Proposal (excluding abstentions and broker non-votes), over 65% were favorable for our Say-on-Pay Proposal. The Compensation Committee considered this a favorable outcome and believed it conveyed our shareholders' support of the Compensation Committee's decisions and existing executive compensation programs.

Our compensation opportunities for our named executive officers are predominantly delivered in the form of performance-based awards, including equity-based awards, which are designed to promote incentives that are aligned with long-term shareholder interests. It is the Compensation Committee's intent that the total compensation for our NEOs be competitive to attract and retain highly qualified individuals who are capable of making significant contributions critical to our long-term success.

The Compensation Committee will continue to consider the results from this year's and future advisory votes on executive compensation.

Unless otherwise instructed, all proxies received will be voted FOR approval of the advisory vote on executive compensation.

The Board of Directors unanimously recommends a vote <u>FOR</u> approval of the resolution set forth above approving the compensation of our named executive officers.

Vote Required

For Proposal No. 2, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for approval, on an advisory basis. Abstentions and broker non-votes will have no impact on this proposal if a quorum is present.

PROPOSAL NO. 3 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PricewaterhouseCoopers LLP, independent registered public accounting firm, to audit the consolidated financial statements of the Company for the year ending December 31, 2026. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm for the Company since 2024. A representative from PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement and is expected to be available to respond to appropriate questions.

Change in Independent Registered Public Accounting Firm

Grant Thornton LLP ("Grant Thornton") served as our independent registered public accounting firm from 2005 through 2024. On February 26, 2024, following the conclusion of a process managed by the Audit Committee, the Audit Committee approved the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective following the filing of the 2023 Annual Report. The Audit Committee views periodic auditor rotation, particularly after a long tenure, as a good governance practice that supports auditor independence.

During the Company's year ended December 31, 2023 and through February 26, 2024, neither the Company, nor anyone on its behalf, consulted PricewaterhouseCoopers LLP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report nor oral advice was provided to the Company that PricewaterhouseCoopers LLP concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a "disagreement," within the meaning of Item 304(a)(1)(iv) of Regulation S-K promulgated under the Exchange Act and the related instructions thereto ("Regulation S-K"), or "reportable event," within the meaning of Item 304(a)(1)(v) of Regulation S-K.

In connection with the appointment of PricewaterhouseCoopers LLP, on February 26, 2024, the Audit Committee approved the dismissal of Grant Thornton LLP as the Company's independent registered public accounting firm, effective immediately following completion of their engagement for the year ended December 31, 2023.

The appointment of PricewaterhouseCoopers LLP did not affect Grant Thornton's engagement for the year ended December 31, 2023.

During the year ended December 31, 2023 and the subsequent interim period through February 26, 2024, there were no: (1) "disagreements," within the meaning of Item 304(a)(1)(iv) of Regulation S-K, between the Company and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its report on the Company's consolidated financial statements, or (2) "reportable events," within the meaning of Item 304(a)(1)(v) of Regulation S-K.

The audit report of Grant Thornton on the Company's consolidated financial statements as of and for the year ended December 31, 2023 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm is not required by our Bylaws or otherwise. Nonetheless, the Board, upon the recommendation of the Audit Committee, is submitting the selection of PricewaterhouseCoopers LLP to the shareholders for ratification as a matter of good corporate practice and because the Board and the Audit Committee value the views of our shareholders on our independent auditors.

Even if the selection is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the year if it determines that such an appointment would be in the Company's best interest.

If the appointment is not approved by the shareholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors so long after the beginning of the current year, the appointment in 2026 will stand, unless the Audit Committee finds other good reason for making a change.

Audit and Non-Audit Fees

The following table presents fees for audit, tax and other professional services rendered by PricewaterhouseCoopers LLP for the years ended December 31, 2025 and December 31, 2024.

	2025	2024
Audit fees [1]	$ 4,789,477	$ 3,963,000
Audit-related fees [2]	105,000	145,000
Tax fees [3]	—	—
All other fees [4]	2,000	2,000
	$ 4,896,477	$ 4,110,000

_____

[1] **Audit Fees:** Consists of fees billed for professional services rendered for the audit or review of Axon Enterprise, Inc.'s consolidated financial statements, fees billed related to Sarbanes-Oxley 404 review, and related services provided by PricewaterhouseCoopers LLP for the years ended December 31, 2025 and December 31, 2024.

[2] **Audit-Related Fees:** Consists of internal control and system review procedures.

[3] **Tax Fees:** No tax consulting and planning services were rendered during the years ended December 31, 2025 or 2024.

[4] **All Other Fees:** Consists of licenses for disclosure software for the years ended December 31, 2025 and December 31, 2024.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

Consistent with SEC policies regarding auditor independence, the Audit Committee must pre-approve all audit and permissible non-audit services provided by our independent auditors. Our Non-Audit Services Pre-Approval Policy covers all services to be performed by our independent auditors. The policy contemplates a general pre-approval for all audit, audit-related, tax and all other services that are permissible, with a general pre-approval period of twelve months from the date of each pre-approval. Any other proposed services that are to be performed by our independent auditors, not covered by or exceeding the pre-approved levels or amounts, must be specifically approved in advance.

The Audit Committee has considered and concluded that the provision by PricewaterhouseCoopers LLP of non-audit services is compatible with PricewaterhouseCoopers LLP maintaining its independence.

Unless otherwise instructed, all proxies received will be voted FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.

The Board of Directors recommends a vote <u>FOR</u> ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.

Vote Required

For Proposal No. 3, assuming the existence of a quorum at the Annual Meeting, the affirmative vote of a majority of the total votes properly cast for or against the proposal in person or by proxy at the Annual Meeting is required for ratification. Abstentions will have no impact on this proposal if a quorum is present.

OTHER MATTERS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this proxy statement that are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including statements regarding our expectations, beliefs, intentions and strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Words such as "may," "will," "estimate," "project," "plan," "potential," "continue," "future," "intend," "expect," "anticipate," "believe," "would," "should," "could" and similar expressions are intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. These factors are intended as cautionary statements for investors within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include those set forth in Axon's filings with the SEC, including the 2025 Annual Report, which accompanies this proxy statement. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 8-K, 10-Q and 10-K reports to the SEC. Our filings with the SEC may be accessed at the SEC's web site at www.sec.gov.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and officers, and holders of more than 10 percent of our common stock to file with the SEC reports regarding their ownership and changes in ownership of our common stock and other equity securities of the Company. We believe that, during the year ended December 31, 2025, all such reports that were required to be filed under Section 16(a) were timely filed, except for (i) one report relating to securities withheld on June 2, 2025 to settle the tax liability resulting from the vesting of certain RSUs for Jennifer Mak (Principal Accounting Officer), and (ii) one report relating to the certification of achievement of performance conditions for the first and second tranches of XSUs on August 28, 2025 for Mr. Brooks. In making such statement, we have relied upon examination of the copies of Forms 3, 4, and 5 provided to us and the written representations of our directors and executive officers.

SHAREHOLDER PROPOSALS

To be eligible for inclusion in the Company's proxy materials for the 2027 Annual Meeting of Shareholders, a proposal intended to be presented by a shareholder for action at that meeting must, in addition to complying with the shareholder eligibility and other requirements of the SEC's rules governing such proposals, be received not later than December 17, 2026 by the Corporate Secretary of the Company at the Company's principal executive offices, 17800 North 85th Street, Scottsdale, Arizona 85255.

Shareholders may bring business before an annual meeting of shareholders that is not submitted for inclusion in the Company's proxy materials pursuant to the process set forth above (including the nomination of any person to be elected as a director) only if the shareholder proceeds in compliance with the Company's Bylaws. For business to be properly brought before an annual meeting of shareholders by a shareholder that is not submitted for inclusion in the Company's proxy materials (including the nomination of any person to be elected as a director), shareholders are advised to review the Company's Bylaws as they contain requirements with respect to advance notice of proposed business. To be timely, in accordance with the Company's Bylaws, notice must be delivered to the Corporate Secretary of the Company in proper written form not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, any such shareholder proposal or director nomination must be received between January 28, 2027 and February 27, 2027 for the 2027 Annual Meeting of Shareholders. In the event that the date of the 2027 Annual Meeting of Shareholders is more than 30 days before or more than 60 days after May 28, 2027, notice by the shareholder, to be timely, must be so delivered no later than the close of business on the 90th day prior to the date of the 2027 Annual Meeting of Shareholders and the 10th day following the day on which public announcement of the date of the 2027 Annual Meeting of Shareholders is first made by the Company. In addition to satisfying the foregoing advance notice deadlines and information requirements set forth in the Company's Bylaws, any shareholder intending to submit a nomination for director to the Board other than the Company's nominees must comply with the additional requirements prescribed by Rule 14a-19 under the Exchange Act.

The presiding officer at any annual meeting will determine whether any matter was properly brought before the meeting in accordance with the above provisions. If the presiding officer should determine that any matter has not been properly brought before the meeting, he or she will so declare at the meeting and any such matter will not be considered or acted upon.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this proxy statement and 2025 Annual Report may have been sent to multiple shareholders in a shareholder's household. The Company will promptly deliver a separate copy of either document to any shareholder who contacts the Company's investor relations department at 17800 North 85th Street, Scottsdale, Arizona 85255, phone number (480) 515-6330, requesting such copies. If a shareholder is receiving multiple copies of this proxy statement and 2025 Annual Report at the shareholder's household and would like to receive a single copy of the proxy statement and annual report for a shareholder's household in the future, shareholders should contact their broker, other nominee record holder, or the Company's investor relations department to request mailing of a single copy of the proxy statement and annual report.

A copy of the Company's 2025 Annual Report is available to shareholders without charge upon request to: Investor Relations, Axon Enterprise, Inc., 17800 North 85th Street, Scottsdale, Arizona 85255.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY
MATERIALS FOR THE ANNUAL SHAREHOLDER MEETING TO BE HELD ON MAY 28, 2026

The proxy materials for the Company's Annual Meeting of Shareholders, including the 2025 Annual Report and this proxy statement, are available over the Internet by accessing the investor relations page of the Company's website at http://investor.axon.com. Other information on the Company's website does not constitute part of the Company's proxy materials.

By Order of the Board of Directors,

/s/ ISAIAH FIELDS

Isaiah Fields
Corporate Secretary

April 16, 2026

Reconciliation of Non-GAAP Measures

(in thousand*s*)

To supplement our financial results presented in accordance with accounting principles generally accepted in the United States ("GAAP"), we present the non-GAAP financial measures of EBITDA and adjusted EBITDA as defined below. Management uses these non-GAAP financial measures in making operating decisions, allocating financial resources and evaluating our performance in comparison to prior periods. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance, and when planning and forecasting our future periods. A reconciliation of GAAP to the non-GAAP financial measures are presented below.

- EBITDA (most comparable GAAP measure: Net income) – Earnings before interest expense, investment interest income, income taxes, depreciation and amortization.

- Adjusted EBITDA (most comparable GAAP measure: Net income) – Earnings before interest expense; investment interest income; income taxes; depreciation; amortization; noncash stock-based compensation expense; fair value adjustments related to strategic investments, marketable securities, and mark-to-market on our non-qualified deferred compensation liabilities; debt inducement expense associated with the early repurchase of a portion of our 2027 Notes; non-recurring severance costs, including employee cash payments, equity, and related benefits; transaction and integration costs related to strategic investments and acquisitions, including the change in fair value of contingent consideration arrangements; payroll taxes related to Employee XSP vesting and 2018 CEO Performance Award option exercises; costs (or subsequent recoveries of prior costs) related to certain legal or regulatory matters we consider outside of our core operating activities; losses incurred as a result of the disposal, abandonment, and impairment of property, equipment and intangible assets; inventory step-up amortization related to acquisitions; and loss recoveries.

- Adjusted EBITDA margin (most comparable GAAP measure: Net income margin) – Adjusted EBITDA as a percentage of Net sales. Adjusted EBITDA and adjusted EBITDA margin reconcile to Net income and Net income margin, respectively.

	Year Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Net income	$ 124,656	$ 377,034	$ 175,783	$ 146,930	$ (56,339)
Depreciation and amortization	86,789	56,815	32,638	24,381	18,694
Interest expense	94,238	7,098	6,995	488	28
Investment interest income	(75,431)	(43,693)	(49,107)	(4,782)	(1,511)
Provision for (benefit from) income taxes	(105,682)	4,470	(18,722)	49,308	(80,062)
EBITDA	$ 124,570	$ 401,724	$ 147,587	$ 216,325	$(119,190)
Non-GAAP adjustments:					
Stock-based compensation expense	$ 610,151	$ 382,604	$ 131,358	$ 106,176	$ 303,331
Unrealized and realized losses (gains) on investments and marketable securities, net	(134,658)	(189,277)	41,785	(98,943)	(23,035)
Realized (gains) on previously held minority interests acquired in business combinations, net	(2,193)	(93,940)	—	—	—
Debt inducement expense	38,868	—	—	—	—
Severance costs	31,816	—	—	—	—
Transaction costs related to strategic investments and acquisitions	15,588	15,249	4,501	2,368	2,068
Payroll taxes related to Employee XSP vesting and 2018 CEO Performance Award option exercises	14,768	2,645	9,011	—	18,933
Litigation and regulatory costs	9,579	1,761	241	545	741
Loss on disposal, abandonment, and impairment of property, equipment and intangible assets, net	1,059	—	317	5,562	238
Inventory step-up amortization	607	609	—	—	—
Loss recoveries	—	—	(3,404)	—	—
Adjusted EBITDA	$ 710,155	$ 521,375	$ 331,396	$ 232,033	$ 183,086
Net sales	$2,779,536	$2,082,526	$1,560,699	$1,187,143	$ 865,638
Net income as a percentage of net sales	4.5 %	18.1 %	11.3 %	12.4 %	(6.5)%
Adjusted EBITDA margin (adjusted EBITDA as a percentage of net sales)	25.5 %	25.0 %	21.2 %	19.5 %	21.2 %

AXON ENTERPRISE, INC.
C/O BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.
P.O. BOX 1342
BRENTWOOD, NY 11717



SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on May 27, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to www.virtualshareholdermeeting.com/AXON2026

You may attend the Annual Shareholder Meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on May 27, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V92312-P46317

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

AXON ENTERPRISE, INC.

The Board of Directors recommends you vote FOR each of the following nominees:

1. Election of nine directors of the Company named in the proxy statement.

Nominees:	For	Against	Abstain
A. Erika Ayers Badan	☐	☐	☐
B. Adriane Brown	☐	☐	☐
C. Michael Garnreiter	☐	☐	☐
D. Caitlin Kalinowski	☐	☐	☐
E. Todd Morgenfeld	☐	☐	☐
F. Hadi Partovi	☐	☐	☐
G. Graham Smith	☐	☐	☐
H. Patrick Smith	☐	☐	☐
I. Jeri Williams	☐	☐	☐

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Proposal No. 2 requests that shareholders vote to approve, on an advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐
3. Proposal No. 3 requests that shareholders vote to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2026.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

**Important Notice Regarding the Availability of Proxy Materials for the Annual Shareholder Meeting
to be held on May 28, 2026.**
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

AXON ENTERPRISE, INC.
Annual Meeting of Shareholders
May 28, 2026 1:00 PM Pacific Time
Via the Internet at www.virtualshareholdermeeting.com/AXON2026
This proxy is solicited by the Board of Directors

The undersigned hereby appoint(s) Patrick Smith and Isaiah Fields, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of AXON ENTERPRISE, INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 1:00 PM (Pacific Time) on May 28, 2026 or at any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

[This Page Intentionally Left Blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: 001-16391

Axon Enterprise, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**86-0741227**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
17800 North 85th Street	**85255**
Scottsdale, Arizona	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code:

(480**)** 991-0797

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.00001 par value per share	AXON	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 762(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2025, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was approximately $62.2 billion based on the closing sale price as reported on The NASDAQ Stock Market LLC.

The number of shares of the registrant's common stock outstanding as of February 18, 2026 was 80,397,675

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's definitive proxy statement for its 2026 Annual Meeting of Shareholders to be prepared and filed with the Securities and Exchange Commission not later than 120 days after December 31, 2025 are incorporated by reference into Part III of this Form 10-K.

AXON ENTERPRISE, INC.
INDEX TO ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2025

PART I

Statements contained in this Annual Report on Form 10-K that are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including statements regarding our expectations, beliefs, intentions and strategies regarding the future. We intend that such forward-looking statements be subject to the safe-harbor provided by the Private Securities Litigation Reform Act of 1995. Such statements give our current expectations or forecasts of future events; they do not relate strictly to historical or current facts. Words such as "may," "will," "should," "could," "would," "predict," "potential," "continue," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," and similar expressions, as well as statements in future tense, identify forward-looking statements. However, not all forward-looking statements contain these identifying words.

We cannot guarantee that any forward-looking statement will be realized, although we believe we have been prudent in our plans and assumptions. Achievement of future results is subject to risks, uncertainties and potentially inaccurate assumptions. Many events beyond our control may determine whether results we anticipate will be achieved. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could differ materially from past results and those anticipated, estimated or projected. You should bear this in mind as you consider forward-looking statements. This Annual Report on Form 10-K lists various important factors that could cause actual results to differ materially from historical and expected results, which are set forth more fully in Part I, Item 1A. These factors are intended as cautionary statements for investors within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Readers can find them under the heading "Risk Factors" in this Annual Report on Form 10-K, and investors should refer to them. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties.

Except as required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Form 8-K, 10-Q and 10-K reports to the Securities and Exchange Commission ("SEC"). Our filings with the SEC may be accessed at the SEC's web site at www.sec.gov.

Item 1. *Business*

Overview

Axon Enterprise, Inc. ("Axon," the "Company," "we" or "us") is a technology company that provides integrated hardware and software solutions. Founder-led since 1993, Axon began with a mission to protect life and has grown into a global technology company serving a range of customers. Our products and services allow customers across the public and private sector to capture and use critical data to support fully-connected operational workflows. Our trusted network seamlessly integrates software and hardware with a range of connected devices, including TASER energy devices, cameras and sensors, drones and robotics, cloud-based evidence management, records management, real-time operations software, critical incident and emergency response systems, immersive training, and productivity tools – all enhanced by artificial intelligence ("AI"). Designed to work together, these solutions create a unified, data-driven operating system that prioritizes safety and helps protect people and places with greater speed, accuracy, transparency, and accountability.

Our integrated technology platform of hardware and software solutions advances our mission to (i) make the bullet obsolete, (ii) reduce social conflict, and (iii) enable a fair and effective justice system. Our products and technology solutions address complex, high-stakes challenges, and our mission attracts top talent. We aim to invent and deliver technology solutions that progressively make the right things easier and the wrong things harder every day.

Axon is a diversified technology company with employees distributed across multiple geographies. Alongside our primary corporate headquarters in Scottsdale, Arizona, we have hubs in many major cities across the United States and ongoing international expansion across Europe, Asia, and the Americas, as we continue to drive our mission globally.

Business Segments

During the year ended December 31, 2025, we realigned our business to better reflect our continued growth and expansion of our technology solutions. Previously reported within two reportable segments, TASER and Software and Sensors, we realigned our business in a manner that provides increased transparency and distinction between our software and services and hardware components.

Axon's operations comprise a fully integrated suite of products across connected hardware, software, and services which are disclosed in two reportable segments:

1. Software and Services: We develop, manufacture and sell cloud-based Software-as-a-Service ("SaaS") solutions that leverage AI and enable our customers to capture, securely store, manage, share and analyze video and other digital evidence. Our software offerings also support productivity and real-time operations. Our offerings include Axon Evidence, Draft One, Axon Records, Axon Standards, Axon Fusus, and Axon Assistant, among others. The Software and Services segment includes recurring cloud-hosted software revenue, related non-recurring professional services revenue, and revenue from certain software, including on-premise licenses.

2. Connected Devices: We develop, manufacture and sell fully integrated hardware solutions such as conducted energy devices ("CEDs") sold under the TASER brand, body cameras, fixed and in-car cameras, drone and counter-drone technologies, and a broad ecosystem of accessories, extended warranties and related hardware products.

For further information about our reportable segments and sales by geographic region, refer to Note 1 of Part II, Item 8 of this Annual Report on Form 10-K.

Key Product Category Revenue Drivers: What We Offer

Axon's products and services are designed to operate as an integrated ecosystem consisting of integrated connected hardware devices, cloud-hosted software applications and real-time operational tools. Our revenue is derived from a combination of hardware sales, multi-year recurring software subscriptions, professional services, and extended warranties. The following describes the principal product categories that drive revenue across our two reportable segments.

Software and Services

Axon has a suite of cloud-based, SaaS solutions that deeply integrate with our hardware to benefit customers and drive annual recurring revenue, which totaled $1.3 billion[1] as of December 31, 2025. Revenue from our SaaS solutions is primarily driven from subscription licensing, premium offering adoptions, and ecosystem expansion. Our SaaS solutions can be best categorized into three categories:

- Digital Evidence Management: Axon Evidence is a secure, cloud-based platform that enables public safety to efficiently store, manage and share critical evidence while ensuring chain of custody and compliance.

- Productivity Solutions: Our productivity suite includes Axon Records, Axon Standards, and a suite of solutions available under our AI Era Plan, including Real-Time Translation, Draft One, Policy Chat, and Auto-Transcribe, among others. These offerings are designed to boost efficiency and improve decision-making through automation, data integration, and intelligent workflows.

- Real-time Operations: Our real-time operations capabilities, which include Axon Respond, integrates location data, signal alerts and video feeds to provide a complete picture of evolving situations as they occur.

In addition to subscription SaaS revenue, this segment includes non-recurring professional services revenue supporting implementation, configuration, and ongoing workflow integration, as well as revenue from certain on-premise software licenses.

Connected Devices

Our Connected Devices segment consists of hardware products that seamlessly integrate with our suite of software solutions to revolutionize our customers' capabilities for capturing, analyzing, and responding to real-world events. Revenue in this segment is derived from device sales, accessories, and related extended warranties. These products are designed to operate as a networked system and include devices such as cameras, sensors, drones, and personal protection equipment across the following three categories:

- TASER: We develop smart devices, tools and services that support public safety officers in de-escalating situations, avoiding or minimizing use of force and aiding consumer personal protection. TASER energy devices are used by public safety customers as a less-lethal force option to de-escalate conflict. Revenue is generated through device sales, cartridges, accessories, and extended warranties.

- Personal Sensors: Axon devices address many needs, including transparency, real-time situational awareness, and accurate capture and integration of evidence with software workflows. Product categories within personal sensors include Axon Body cameras and accessories. Our software solutions also support an open ecosystem of connected devices produced by other vendors.

- Platform Solutions: Platform Solutions include Axon Fleet in-car video systems, fixed cameras, drone and counter-drone technology, virtual reality ("VR") training hardware, and other devices that support operational awareness.

Our research & development ("R&D") investments support continuous innovation on behalf of our customers. Our financial strategy is to build highly recurring, highly profitable businesses and to drive growth through this purposeful product innovation.

---

[1] *Calculated as monthly recurring license, integration, warranty, and storage revenue for the year ended* December 31, 2025. *Annual recurring revenue is a forward-looking performance indicator that management believes provides more visibility into the growth of our revenue generated by our highest margin, recurring services. Annual recurring revenue should be viewed independently of revenue and deferred revenue because it is an operating measure and is not intended to be combined with or to replace GAAP revenue or deferred revenue, as they can be impacted by contract start and end dates and renewal rates. Annual recurring revenue is not intended to be a replacement or forecast of revenue or deferred revenue.*

Sales and Distribution: Who We Sell To and Where We Deliver

Our core customers across the public and private sectors include U.S. federal, state, and local governments, international governmental entities, commercial enterprises, and consumers. Axon's sales force and strong customer relationships represent key strategic advantages. Although the majority of our revenues are generated via direct sales, we also leverage distribution partners and third party resellers. No customer represented more than 10% of total net sales for the years ended December 31, 2025, 2024 or 2023. As we diversify into new markets, we have been investing in sales personnel and strategic headcount additions to support growth in these markets.

Resources

Manufacturing and Supply Chain

We perform manufacturing, final assembly and final test operations at our facilities in Arizona and own substantially all of the equipment required to develop, prototype, manufacture and assemble our finished products. We have continued to maintain both our ISO 9001 and our ISO 9001:2015 certifications.

We purchase many components and raw materials used in manufacturing our products from numerous suppliers in various countries. Although we currently obtain certain components from single source suppliers, we own substantially all injection-molded component tooling, designs and test fixtures used in production for all custom components. We continuously monitor our supply chain, identify alternate shipping and logistic sources, and work with foreign regulators so our suppliers can provide high quality parts. Supply chain disruptions are an ongoing occurrence and our continuous monitoring allows us to minimize their impact. For more information on the risks associated with manufacturing and supply chain, see "Item 1A. Risk Factors — Operational Risks".

Intellectual Property

We protect our intellectual property with U.S. and foreign patents, U.S. and foreign trademark registrations, and U.S. copyright registrations. Our patents and pending patent applications relate to technology used by us in connection with our products. We also rely on international treaties, organizations and laws to protect our intellectual property. As of December 31, 2025, we hold over 370 U.S. patents, over 170 U.S. registered trademarks, over 350 international patents and over 480 international registered trademarks, as well as numerous pending patent and trademark applications.

We continuously assess whether and where to seek formal protection for particular technologies based on such factors as the significance to our operations and our competitors' operations in particular regions, our strategies in different countries, and the degree to which intellectual property laws exist and are meaningfully enforced in different jurisdictions. We have the exclusive rights to many Internet domain names, primarily including "Axon.com," "Evidence.com," "TASER.com," and "911.com."

We also execute non-disclosure agreements with employees, consultants and key suppliers.

Competition

Sensors — Connected Cameras and Digital Evidence Management Software: The body camera and in-car video/ automatic license plate readers industry is highly competitive. Our competition includes 10-8 Video Systems, 365Labs, Applied Concepts, Axis Communications, Coreforce, Digital Ally, Duress, Genetec, Getac, HALOS Body Cameras, Hikvision, Hytera, Insight LPR, IONODES, i-PRO, Kustom Signals, LensLock, Motorola Solutions, Tait Communications, Oracle, PatrolEyes, Pinnacle Response, Pro-Vision, Recoda, Reveal Media, Safe Fleet, Versaterm, Wireless CCTV, Wolfcom Enterprises, Wrap Technologies and Zepcam.

Our fixed automatic license plate recognition ("ALPR") offerings, including Axon Outpost and Axon Lightpost, together with integrations enabled through our Works with Axon partnership program, compete with providers of fixed and semi-fixed ALPR cameras and associated analytics software used by public safety agencies and enterprise customers. Our competition in this area includes Flock Safety, Genetec (AutoVu), Jenoptik, Motorola Solutions (including its Vigilant and fixed LPR solutions), Neology (including its PIPS Technology business), NDI Recognition Systems, PlateSmart Technologies, and Rekor Systems.

The market for software solutions to improve public safety agency workflows is both highly fragmented and highly competitive. Our cloud-based digital evidence management system, Axon Evidence, competes with both cloud-based platforms and on-premises based systems designed by third parties or developed internally by an agency's technology staff. Our competition includes 365Labs, Coreforce, FileOnQ, FotoWare, Genetec, Guardify, i-PRO, Motorola Solutions, NiCE, Omnigo, OpenText Corporation, Oracle, Revir Technologies, Safe Fleet, Veritone, and Vidizmo.

Key competitive factors in these product categories include product performance and reliability; product features (including live-streaming, GPS tracking, pre-event buffering, real-time alerting and license plate recognition accuracy); battery life and power options; ease of deployment and integration with existing infrastructure; product quality and warranty; total cost of ownership; data security, privacy and information workflows; interoperability with other public safety systems; company reputation and financial strength; and customer satisfaction and relationships.

Productivity and Real-Time Operations Software — Records Management System ("RMS") and Axon Fusus: The RMS vertical area is competitive and highly fragmented. We have identified more than 50 software providers, including 365Labs, Beacon Software Solutions, Caliber Public Safety (parent, Harris Computer Systems), Central Square Technologies, CivicEye, Coreforce, Core Technology Corporation, CSI Technology Group, EForce Software, Executive Information Services, Hexagon, LawSoft, Mark43, Motorola Solutions, Niche Technology, Oracle, Saab, SmartCop, Sopra Steria, Southern Software, Sun Ridge Systems, Tyler Technologies and Versaterm. In addition, not all law enforcement agencies use software for report writing — some still use paper. We believe our network of camera sensors and digital evidence management platform give us a strategic advantage in these product categories. Our Real Time Crime Center Platform, Axon Fusus, competes both with real-time operations platforms that ingest body camera video feeds, like Genetec's Citigraf, Motorola's CommandCentral Aware, Coreforce's Real Time Intelligence, Flock Safety's FlockOS, Hitachi Vantara's Visualization Platform, and MIDL Technology, as well as platforms that ingest video feeds exclusively from surveillance cameras, like Hexagon's Connect, Live Earth and Spatialitics's GeoShield.

Emergency Communications Software — 911 Data, AI and Call Handling Platforms: Our emergency communications solutions are designed for public safety answering points ("PSAPs") and emergency communications centers. Today, these offerings primarily consist of cloud-based applications that operate alongside existing 911 call-handling systems and provide AI-powered triage, supplemental data and multimedia streaming capabilities. These include real-time video and text from callers, enhanced device location information and AI-enabled transcription, translation, call summarization and post-call analytics, derived in part from technologies we acquired with Prepared. These offerings compete with both over-the-top data and AI platforms that integrate with incumbent 911 infrastructure and with more fully integrated Next Generation 911 ("NG911") platforms.

Furthermore, our acquisition of Carbyne, a provider of cloud-native emergency communications platforms that combine NG911 call-handling, location and multimedia capabilities with AI and rich data integrations, extends our offerings more deeply into the core call-handling layer of the NG911 workflow. Refer to Note 20 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

Our competition in this space includes CentralSquare Technologies (Vertex NG911 Call Handling), Hexagon AB (call-handling capabilities within its public safety platforms such as I/CAD and OnCall), Intrado Life & Safety (including its VIPER and Power 911 offerings), Motorola Solutions (including its VESTA 9-1-1, its other NG911 call-handling solutions and its Rave 911 suite), RapidSOS, Versaterm, and Zetron (MAX Call Taking), among other providers of NG911 call-handling, data and analytics platforms.

Key competitive factors in this product category include the reliability, resiliency and scalability of call handling and routing; support for NG911 standards and multimedia communications (including text, video, and rich device-generated data); the breadth and depth of integrations with computer-aided dispatch, mapping and other public safety software; the ability to leverage AI to assist telecommunicators, improve call-taking efficiency and quality assurance; cybersecurity and data privacy; the ability to integrate with a wide range of legacy and cloud-based PSAP infrastructure; ease and speed of deployment and migration from legacy systems; and overall total cost of ownership.

Draft One: The AI-enabled report narrative drafting space is relatively new but fast growing. We have identified several providers in this space, including Abel, Central Square Technologies' Centerline AI, Clipr.ai, GovWorx, Karda Analytics, Mark43's ReportAI, Motorola Solutions, Policereports.ai, and Truleo.

VR De-Escalation Training for Law Enforcement, Corrections and Private Security: Our VR Training platform competes with several other companies in the space who offer simulation scenarios, including simulated training on the use of both lethal and less lethal alternatives. Our competition in this space includes Adaptive VR, Apex Officer, Hologate, InVeris Training Solutions, Laser Shot, MILO, OperatorXR, Street Smarts VR, Ti Training Corp, V-Armed, VirTra and Wrap Technologies, among others.

Key competitive factors in this product category include scale of content library, integration to additional sensors and devices, ease of use, visual fidelity and realism, quality of immersion experience (enhanced by capabilities such as eye tracking and speech recognition) and portability.

Axon Air: Our end-to-end drone management software platform competes with several companies in the space who offer drone programs and flight management software solutions. Our competition in this space includes Auterion Ltd., BRINC Drones' LiveOps, Flock Safety's Aerodome, Motorola Solutions' CAPE, Paladin Drones' Watchtower, Versaterm's DroneSense, and Votix, LLC. Key competitive factors in this product category include integration and compatibility with various drone hardware providers and other technology systems used by first responders (e.g., digital evidence management), drone program management and real-time situational awareness capabilities, intuitiveness of the user interface, the level of training and customer support provided (particularly for the drone-as-first-responder use case), the customization and flexibility allowed by the platform to meet specific operational needs and requirements of different customers (e.g., customizable flight restrictions) and the autonomy capabilities provided by the platform (e.g., creation of autonomous missions).

Our indoor tactical drone hardware platform, Sky-Hero, competes with several companies in the space, including BRINC, Cleo Robotics, Darkhive, DJI, Indoor Robotics, XTEND, FLIR and Flock Safety (through its acquisition of Uniform Sierra Aerospace). Key competitive factors in this product category include variety and weight limits of compatible payloads, battery life and associated flight range, maneuverability and size, autonomy and onboard intelligence (including ability to navigate in GPS denied environments), sensor and imaging technology, durability and robustness of the drone, cost and maintenance required, reliability and security of communication and control systems, the simplicity of the drone piloting user interface and the training required to operate the drones.

Dedrone: The counter drone space is fast growing and very fragmented. Within it, Dedrone competes with Advanced Protection Systems, Anduril, ApolloShield, ARTSys360, Aselsan, Belgian Advanced Technology Systems, Big Bang Boom Solutions, Bligther Surveillance Systems, BlueHalo, BSS Holland, CACI, Cerbair, Chess Dynamics, DEFSYS, Department 13, D-Fend, DroneDefence, Droneshield, Dynamite Global Strategies, DZYNE Technologies, EDGE, EdgeSource, Elbit Systems, ELT Group, ESG, Fortem Technologies, FN Herstal, General Atomics, Gradiant, Guardion, Havelsan, Hensoldt, Hertz New Technologies, IEC Infrared Systems, Indra, L3 Harris, Leidos, Leonardo DRS, LiveLink Aerospace, Lockheed Martin, Marduk, MBDA, MC2 Technologies, Meteksan Savunma, Metis, MSI Defense Systems, MyDefence, Northrop Grumman, NSO Group, Openworks, QinetiQ, Raytheon, Regulus, Rheinmetall, SAAB, SAIC, SAMI Advanced Electronics, Securiton, Sensofusion, Sentrycs, Sentry View Systems, Skycope, Skylock, Skysafe, SNC, Sopra Steria, SRC, Teledyne FLIR, Terma, Thales, TRD Systems, UAVOS, Unifly, Vector Solutions, Vigilant Drone Defense, Vorpal, Whitefox Defense, and Zen Technologies, among others.

Key competitive factors in this product category include the breadth and accuracy of detection sensors (e.g., pan-tilt-zoom cameras, radar, and acoustic) and multi-sensor fusion approaches, the chosen methodology for radio frequency-based detection (e.g., radio frequency signature matching or demodulation), integration of detection platforms with robust mitigation solutions (e.g., jammers, cyber-takeover, kinetic and high-energy), the capacity to improve detection through scale and continuous exposure to diverse drone makes and models in areas of high drone activity (e.g., urban centers, active war zones) and the seamless interoperability with existing security and defense ecosystems.

TASER for Professional Users: Our CEDs compete with a variety of less-than-lethal alternatives to firearms, including rubber bullets or rubber baton rounds, such as those made by Combined Systems, Inc.; pepper spray and pepper spray projectiles, such as those made by Byrna Technologies, Condor Non-Lethal Technologies, FN Herstal, PepperBall, and SABRE Corporation and Mace Security International; traditional stun guns, such as those made by UZI and Jolt; hand-held remote restraint devices involving a tether, such as those made by Wrap Technologies; laser dazzlers that cause temporary blindness, such as those made by B.E. Meyers & Co; stun grenades, such as those made by Combined Systems; long-range acoustic devices, such as those made by Genasys; and police batons and night sticks, such as those made by Monadnock and Armament Systems and Procedures. TASER devices offer advanced technology, versatility, portability, effectiveness, built-in accountability systems and low injury rates, which enable us to compete effectively against other less-than-lethal alternatives. TASER devices also offer connectivity to our cloud network, which allows law enforcement agencies and other professional users to more effectively manage their less-than-lethal programs and automate use-of-force reporting.

The key competitive factors in this product category include a device's accuracy, effectiveness, reputation, safety, cost, ease of use, and exceptional customer experience. The design maturity of the TASER platform, as well as our development and sale of a multi-shot device, are also key competitive differentiators. We are aware of competitors providing competing CED products primarily outside of the United States.

TASER for Personal Safety: In the private citizen space, TASER devices compete with firearms and other less-than-lethal self-defense options such as stun guns and pepper spray-based products. Leading competitors in the less-than-lethal space include Byrna Technologies, Inc., Mace, PepperBall, SABRE, Salt Supply Co. and Vipertek. The TASER StrikeLight competes in the flashlight category, in which there are dozens, if not hundreds, of competitors, including tactical flashlight providers with and without stun gun capabilities.

Bolt 2 and Pulse 2 are not stun guns, and have different capabilities, including neuromuscular incapacitation functionality. The broader market for personal safety and home defense is far-reaching, and categories range from threat detection and accountability (e.g., dash and doorbell cameras), to home security (e.g., home alarms, locks and response services) to personal defense (e.g., firearms, stun guns, TASER devices, pepper spray, tactical flashlights and personal alarms), to personal tracking and emergency notification mobile applications.

The primary benefit of TASER devices is in less-than-lethal incapacitation. Other competitive factors include a device's cost, effectiveness, safety, ease of use, and available training options.

Non-Axon trademarks are property of their respective owners. Axon Air, Axon Evidence, Axon Fusus, Dedrone, Draft One, TASER, TASER Bolt, TASER Pulse, and StrikeLight are trademarks of Axon Enterprise, Inc., some of which are registered in the U.S. and other countries.

Seasonality

Our business operations are influenced by customer budget and technology adoption cycles. Additionally, new product introductions can significantly impact the cadence of net sales, product costs and operating expenses. A larger share of our annual bookings traditionally occurs in the fourth quarter. However, historical seasonal patterns, customer budgets or historical patterns of product introductions should not be considered reliable indicators of our future net sales or financial performance.

Governmental Regulation

U.S. and foreign laws and regulations govern matters central to our business, including privacy and data protection; regulation of certain of our conducted energy devices ("CEDs") as firearms; telecommunications and spectrum use; export controls; government procurement; environmental and sustainability requirements; economic and trade restrictions; and other regulatory regimes applicable to our products and operations. The application and interpretation of these laws are subject to change and may vary across jurisdictions. See "Item 1A. Risk Factors – Legal and Compliance Risks" for additional information.

Radio Spectrum and Unmanned Systems

Certain of our products use radio spectrum to provide wireless voice, data and video communications and are subject to U.S. and foreign regulations governing spectrum use, equipment authorization, and operating requirements. Products incorporating wireless technology include Axon Signal-enabled CEDs and accessories such as the TASER 7 CED, Signal Performance Power Magazine ("SPPM"), and TASER 10 CED, as well as future wireless-enabled CEDs.

We also offer unmanned aerial and ground-based systems, as well as products that detect, identify, track or mitigate such systems, all of which operate on radio spectrum and are subject to evolving regulatory frameworks, many of which continue to develop without comprehensive standards.

Changes in spectrum allocation, licensing requirements, equipment authorization standards, operating restrictions, or regulatory interpretations could delay product certification or deployment, require product modification or recertification, increase compliance costs, limit functionality, or restrict sales in certain jurisdictions, which could adversely affect our business and financial results.

CED Products and Related Operations

Our CEDs are subject to federal, state, local, and international laws that affect their classification, sale, export, and use.

U.S. Federal Regulation: Most of our currently offered CEDs are not classified as firearms by the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF") because they do not expel projectiles by the action of an explosive. However, the TASER 10 CED is classified as a firearm under the Gun Control Act of 1968 due to its propulsion design. Accordingly, the Company must maintain a federal firearms license to manufacture and sell the TASER 10 CED and is subject to ATF compliance inspections.

If the TASER 10 CED is made available to private citizen or enterprise customers, demand could be reduced because purchasers would be required to comply with applicable firearm transfer requirements. Changes in laws, regulations, or interpretations could result in additional products being classified or reclassified as firearms, which could adversely affect sales.

Export Controls and International Regulation: Our CEDs are classified as "crime control" products by the U.S. Department of Commerce ("DOC"), and exports from the U.S. generally require a DOC export license, except for sales to Canada. Delays in obtaining export licenses or classifications could adversely affect international sales. Although the TASER 10 CED is regulated by the ATF for domestic sales, its export classification remains consistent with other TASER CED models.

Certain aspects of CED development and production constitute controlled "technology" under U.S. export regulations. Access by foreign national employees within the U.S. may therefore require "deemed export" licenses. Failure to obtain required licenses could impair research, development, or production activities.

Foreign jurisdictions may restrict, regulate, or prohibit the importation, sale, possession, or use of CEDs. Certain jurisdictions treat our products as controlled or prohibited weapons under applicable arms brokering laws, which may require licenses that are discretionary and not guaranteed.

State and Local Regulation and Supply Chain Regulation: State and local governments may restrict the sale or use of CEDs, and changes in use-of-force laws or firearm classifications may affect demand, particularly for products such as the TASER 10 CED.

Our global supply chain and foreign operations are subject to evolving regulatory requirements, including import controls, licensing, recordkeeping, modern slavery and human rights disclosure laws, and related compliance obligations.

Federal Procurement Regulations

Our U.S. government business is subject to procurement regulations, including the Federal Acquisition Regulation, and related socioeconomic and statutory requirements. These requirements increase compliance costs and may affect the terms and conditions under which we provide products and services to government customers.

Privacy and AI Regulation

We are subject to evolving U.S. and foreign laws governing the collection, processing, storage, and transfer of personal and sensitive information, as well as the development and deployment of AI systems. AI capabilities are integrated across our product portfolio, and we market AI-enabled functionality to customers as part of our long-term product strategy. As a result, regulatory developments affecting AI systems may directly impact our products and services.

In providing solutions to public safety agencies, we process sensitive law enforcement and evidentiary information, increasing the potential impact of unauthorized access, disclosure, or misuse.

Certain jurisdictions restrict cross-border data transfers or impose data localization requirements, which could affect our operations. For example, the European Union's ("EU") General Data Protection Regulation and AI Act impose compliance obligations relating to personal data and AI system deployment. In the U.S., laws such as the California Privacy Rights Act provide enhanced consumer protections and create private rights of action for certain data breaches. Compliance with these and similar laws has required, and may continue to require, significant resources and may expose us to regulatory enforcement, litigation, and other liability.

Environmental Regulations

We are subject to U.S. and foreign environmental laws that restrict certain substances in our products and may impose end-of-life management obligations. These include EU directives governing hazardous substances and waste electrical and electronic equipment, as well as similar regimes in other jurisdictions.

Regulators are increasingly focused on per- and polyfluoroalkyl substances ("PFAS"), which may be present in certain products. Laws addressing reporting, restriction, or phase-out of PFAS are under consideration or being implemented.

Additional sustainability and climate-related disclosure requirements have been enacted or proposed in jurisdictions in which we operate, including the EU Corporate Sustainability Reporting Directive, the UK Streamlined Energy and Carbon Reporting regime, and California SB 253 and SB 261.

Human Capital Resources

We attract, retain and motivate top talent by offering equitable opportunities for growth and development, supported by strong compensation and benefits. As of December 31, 2025, we had more than 5,100 full-time employees and more than 1,200 temporary employees (which include contractors, interns and individual consultants). During 2025, the number of our full-time employees increased by approximately 1,000 or 24%, primarily in our sales and R&D organizations. Employee growth was further driven by our acquisitions that were completed in the year.

Our global benefits include broad-based stock grants and performance-based bonuses, comprehensive healthcare and retirement benefits, paid parental and family leave, commuter benefits, unlimited paid time off for U.S. exempt employees, and flexible leave options for non-exempt and international employees. We review our programs annually to ensure they align with market practices in the industries and countries where we operate.

We hire, evaluate, and promote employees based on merit, skills, and performance. We prioritize career advancement and internal mobility through mentorship and rotational programs, as well as access to self-directed virtual training platforms, role-specific on-the-job learning opportunities, and leadership and technical skill-building workshops. Our focus on development, combined with competitive benefits, enabled us to close the year with a regrettable attrition rate[2] of less than 1.0%, below our annual goal of 1.0%. Employees reported a higher than 88% satisfaction score for feeling proud to work at Axon during our 2025 employee engagement survey and an 84% satisfaction score on recommending Axon as a great place to work.

The health and safety of our employees is of utmost importance. We conduct regular audits to ensure compliance with our health and safety guidelines and regulatory requirements. Our ultimate goal is to achieve a level of work-related injuries as close to zero as possible through continuous investment in our safety programs.

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[2] *Regrettable attrition is defined as rolling 12-month attrition of employees rated as top performing in the prior performance rating cycle.*

Corporate Information

We were incorporated in Arizona in September 1993 as ICER Corporation. We changed our name to AIR TASER, Inc. in December 1993 and to TASER International, Incorporated in April 1998. In January 2001, we reincorporated in Delaware as TASER International, Inc. and, in April 2017, changed our name to Axon Enterprise, Inc.

Available Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements and amendments to those reports filed with or furnished to the SEC are available free of charge on our website at *http://investor.axon.com* as soon as reasonably practicable after we electronically file with or furnish to the SEC such material. We routinely post information that may be important to investors on our website at *http://investor.axon.com* and *https://www.axon.com/newsroom*, and we use these websites as a means of disclosing material information to the public in a broad, non-exclusionary manner for purposes of the SEC's Regulation Fair Disclosure (Reg FD). The information on our websites, including information about our trademarks, is not incorporated by reference into or otherwise a part of this Annual Report on Form 10-K. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC at *http://www.sec.gov*.

Item 1A. *Risk Factors*

Risk Factor Summary

The following is only a summary of the principal risks that may materially adversely affect our business, financial condition, results of operations and cash flows. The following should be read in conjunction with the more complete discussion of the risks we face, which are set forth more fully below.

Strategic Risks

- We substantially depend on continued acceptance of our products and services by law enforcement agencies worldwide, and any reduction in demand could materially adversely affect our business.

- We substantially depend on sales of our CEDs, and if these products do not continue to be widely accepted, our growth prospects, operating results and financial condition will be diminished.

- If we are unable to design, introduce, sell and deploy new products or new product features successfully, our business and financial results could be adversely affected.

- We face risks associated with rapid technological change and new competing products.

- Negative publicity could adversely impact sales, which could cause our revenues or operating results to decline.

- Acquisitions of, or investments in, other products, technologies or businesses could disrupt our business, dilute shareholder value, or adversely affect our operating results.

- We may not successfully manage our growth or plan for future growth.

Operational Risks

- Unavailability of materials or higher costs could adversely affect our financial results.

- Material adverse developments in domestic and global economic conditions, or the occurrence of other sufficiently disruptive world events, could materially adversely affect our revenue and results of operations.

- Delays in product development schedules could adversely affect our revenues and cash flows.

- We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

- If our security measures or those of our third party providers, including cloud storage providers, are breached, resulting in unauthorized access to our or our customers' data, it could undermine confidence in our network, data centers, and services leading to reduced customer use of our products and services and significant legal and financial exposure and liabilities.

- Catastrophic events could materially adversely affect our business prospects, operating results and financial condition.

- Uncertainty in the development, deployment, and use of AI in our products and services, as well as our business more broadly, could adversely affect our business and reputation.

- Defects or disruptions in our services could impact demand for our services and subject us to substantial liability.

- Defects in our products could reduce demand for our products or result in product recalls and result in a loss of sales, delay in market acceptance and damage to our reputation.

- Our international operations expose us to additional risks that could harm our business prospects, operating results and financial condition.

- We depend on our ability to attract and retain our key management, sales and technical personnel.

- Failure to comply with federal, state, or local regulations applicable to our firearm product, the TASER 10 CED, could result in governmental actions or litigation, potentially harming our business prospects, operating results and financial condition.

- Failure to maintain effective internal control over financial reporting may adversely affect our ability to report our financial condition and operating results in a timely and accurate manner, which may cause investor confidence to diminish and the value of our common stock to decline.

- Our revision and our restatement of previously issued consolidated financial statements may adversely affect investor confidence and could result in regulatory actions and stockholder litigation.

Financial Risks

- An increasing percentage of our revenue is derived from subscription billing arrangements that may result in delayed cash collections and may increase customer credit risk on receivables and contract assets.

- Our gross margin depends on a number of factors, including our product mix, cost structure and acquisitions we may make, any of which could cause our gross margin to fluctuate.

- Revenue for our SaaS products is recognized over multi-year contract terms, which may delay the reflection of new business in our operating results.

- Most of our end-user customers are subject to budgetary and political constraints, which may delay or prevent sales, result in cancellations, or lead to the non-renewal of contracts.

- The open bidding process introduces uncertainty in securing future contract awards.

- We hold the majority of our cash balances, some of which are not insured, at three depository institutions.

- Stock transactions may have a material, unpredictable impact on our operating results and may result in dilution to existing shareholders.

- Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.

- Unanticipated changes in our effective tax rate and additional tax liabilities could adversely affect our operating results and financial condition.

- Our revenue and operating results may fluctuate unexpectedly from quarter-to-quarter, which could impact our stock price.

- Our profitability could suffer from declines in fair value or impairment of our investments, including our strategic investments, and could fluctuate if the fair values of our investments increase.

Legal and Compliance Risks

- We may face personal injury, wrongful death, product liability and other liability claims that could harm our reputation and adversely affect our business prospects, operating results and financial condition.

- Other litigation, government inquiries and regulatory actions may result in significant costs and judgments and divert management attention from our business.

- We have in the past and may in the future be subject to intellectual property infringement and other claims, which could incur substantial litigation costs, result in significant damages awards, inhibit our use of certain technologies and divert management attention from our business.

- If we are unable to protect our intellectual property, the value of our brands and products may decrease and we may lose our competitive market advantage.

- We may be unable to enforce patent rights internationally, which may limit our ability to prevent our product features from being used by competitors in some foreign jurisdictions.

- The use of open-source software in our products, services and technologies may expose us to additional risks and harm our intellectual property rights.

- A variety of new and existing laws and/or interpretations could materially and adversely affect our business.

- Uncertainties with complex U.S. federal, state and local and foreign procurement laws and regulations could cause us to incur costs that could have a material adverse effect on our business, financial position, results of operations and cash flow.

- We are subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

- Our amended and restated bylaws include exclusive forum provisions that could increase costs to bring a claim, discourage claims or limit the ability of our shareholders to bring a claim in a judicial forum viewed by shareholders as more favorable for disputes.

Risks Related to our Indebtedness

- Fulfilling our debt obligations requires significant cash resources, which may exceed our available cash flow.

- The 2027 Note Hedge and Warrant transactions may impact the value of our common stock.

- We are exposed to counterparty risk with respect to the 2027 Note Hedge transactions.

- Our indebtedness contains restrictive covenants that could limit our operational flexibility and adversely affect the value of our common stock.

Our past financial performance may not be a reliable indicator of our future performance and historical trends should not be used to anticipate our results or trends in future periods because of the following factors and other variables affecting our operating results. You should carefully consider the trends, risks and uncertainties described below and other information in this Annual Report on Form 10-K and subsequent reports filed with or furnished to the SEC before making any investment decision with respect to our securities. If any of the following trends, risks or uncertainties actually occurs or continues, our business prospects, financial condition, results of operations or cash flows could be materially adversely affected, the trading prices of our securities could decline, and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Strategic Risks

We substantially depend on continued acceptance of our products and services by law enforcement agencies worldwide, and any reduction in demand could materially adversely affect our business.

Our largest customer vertical is U.S. federal, state and local law enforcement. Axon has a customer relationship with a substantial number of federal, state and local law enforcement agencies in the United States. At any point, whether or not related to the performance of our products and services, law enforcement agencies may elect to no longer purchase or use our CEDs or other products and services. For example, we believe that in the past our sales were adversely impacted by negative coverage and publicity surrounding our products and services and their use and this could occur in the future, including as a result of factors beyond our control. If law enforcement agencies materially reduce or discontinue purchases of our products and services, our business prospects, operating results and financial condition will be materially adversely affected.

We substantially depend on sales of our CEDs, and if these products do not continue to be widely accepted, our growth prospects, operating results and financial condition will be diminished.

We derive a significant portion of our revenues from sales of CEDs and related products and services, whether sold individually or as part of a subscription plan offering. We anticipate that these products will continue to account for a significant portion of our revenue for the foreseeable future. If we cannot continue to meet customer demands or achieve more widespread market acceptance of these products, our business prospects, operating results, and financial condition will be materially adversely affected.

Additionally, our CEDs and other offerings or products could fail to maintain or attain sufficient customer acceptance for many reasons, some of which are beyond our control, including:

- our failure to predict market demand accurately, whether as a result of a failure to anticipate demand for product features or functionality or to supply offerings that meet this demand;

- real or perceived defects, errors or failures;

- negative publicity about product performance or effectiveness;

- delays in releasing to the market our improved offerings or enhancements, or defects, errors or failures while releasing such offerings or enhancements;

- failure to offer complementary products that enhance the functionality of our offerings;

- introduction or anticipated introduction of competing products; and

- budget constraints or other limitations for our customers.

A decrease in the selling prices of or demand for these products, or failure to maintain broad market acceptance, could significantly harm our competitive position, and adversely affect our business operating results and financial condition.

If we are unable to design, introduce, sell and deploy new products or new product features successfully, our business and financial results could be adversely affected.

Our future success will likely depend on our ability to develop new products or product features that achieve market acceptance in a timely and cost-effective manner and in a way that is responsive to customer demand. The development of new products and product features is complex, time-consuming and expensive, and we may experience delays or incur significant additional costs in completing the development and introduction of new products. We may choose to carry higher levels of inventory to mitigate the risk of production delays, which may expose us to an increased risk of obsolescence.

We have devoted, and continue to devote, significant resources to develop and deploy SaaS solutions to a large number of customers. If there is a substantial increase of new customers in a small window, we may have difficulty deploying these solutions in a way that meets market demand. Increases in customer demand may require us to change our information technology ("IT") infrastructure, expand our IT infrastructure or replace our IT infrastructure entirely. Scaling and adapting our IT infrastructure is likely to be complex and require additional technical expertise. If we are required to make any changes to our IT infrastructure, we may incur substantial costs and experience delays or interruptions in our solutions. These delays or interruptions may cause customers to become dissatisfied with our solutions and move to competing providers. Our failure to accommodate increased traffic, increased costs, inefficiencies or failures to adapt to new technologies or customer requirements and the associated adjustments to our IT infrastructure could harm our business prospects, operating results and financial condition.

Additionally, customers' requirements for these products are complex and varied. If we cannot develop scalable solutions that can be consistently configured for customers with minimal effort or maintain sufficient professional service resources to configure our products to meet the requirements of large numbers of customers in a timely and cost-effective manner, our ability to broadly scale SaaS solutions could be negatively impacted, and our business prospects, operating results and financial condition could be negatively impacted.

We cannot assure you that new products or product features will achieve market acceptance. If we fail to develop new products or new product features on a timely basis that achieve market acceptance, our business, financial results and competitive position could be adversely affected.

We face risks associated with rapid technological change and new competing products.

The technology associated with law enforcement devices and software is rapidly evolving. The introduction of products embodying new technologies and the emergence of new industry standards can render existing products obsolete. In particular, AI and machine learning technologies are rapidly developing and as these technologies are incorporated into our products and the operations of our customers, the pace of change has in the past and may in the future continue to accelerate. Additionally, we expect our products to meet and keep pace with evolving security standards and requirements of our industry and customers, including those of the U.S. federal government and international governments. While we have some patent protection in certain key areas of our Axon devices, CEDs and SaaS technology, new technology may result in competing products that operate outside our patents and could present significant competition for our products, which could adversely affect our business, financial results and competitive position. Additionally, our competitors may develop competing technologies or products with superior features or lower costs, respond more quickly to emerging technologies, conduct more extensive marketing campaigns, or otherwise compete more effectively than we do. If we cannot compete effectively, our business and financial results could be adversely affected.

Negative publicity could adversely impact sales, which could cause our revenues or operating results to decline.

Our business depends on the reputation of the Axon brand. If we are unable to maintain the position of the Axon brand, our business may be adversely affected by diminishing the appeal of the brand to our customer base, resulting in lower sales and earnings.

Our reputation and our brands have in the past been, and could in the future be, damaged by negative publicity, whether or not merited. Negative publicity could relate to our company, our brands, our products, or other aspects of our business. We could experience negative publicity (which may be raised by consumer advocacy groups, third party interest groups, investors, employees or other stakeholders) for a variety of reasons, including product safety issues, threatened or pending legal or regulatory proceedings, product claims, advertising and promotional practices, sustainability or policy issues, materials sourcing or cybersecurity incidents. Negative publicity that damages one of our brands could be compounded by having an adverse effect on our other brands or our company as a whole.

In addition, unfavorable media or investor and analyst reports related to our industry, company, brand, marketing, personnel, operations, business performance, or prospects may affect our common stock price and the performance of our business, even if the publicity is not directly related to our company or our brands and even if the publicity is not accurate. Furthermore, the speed at which negative publicity is disseminated has dramatically increased through use of electronic communication, including social media outlets, websites and other digital platforms. Additionally, our employees' use of digital or social media platforms in ways that may not be aligned with our digital or social media policies could damage our reputation or brands. Our success in maintaining and enhancing our brand depends on our ability to adapt to rapidly changing media environments. Adverse publicity or negative commentary from any media outlet could damage our reputation, require us to expend substantial resources to remedy the damage or reduce the demand for our products and services, adversely affecting our business and financial results.

Acquisitions of, or investments in, other products, technologies or businesses could disrupt our business, dilute shareholder value, or adversely affect our operating results.

Our business strategy has included, and may continue to include, acquiring or investing in complementary products, technologies, or businesses. Identifying, negotiating, and completing these transactions can be time-consuming, difficult, and expensive. In some cases, our ability to close such transactions depends on obtaining third party approvals, which are beyond our control. As a result, there can be no assurance that any announced acquisition or investment, will close on the anticipated timeline or at all.

Acquisitions and investments may present unforeseen operating, financial, or compliance challenges. Many of these challenges may arise from actions, omissions, business practices, contractual arrangements, or operational decisions of the acquired business or investee entity that occurred prior to or independently of our ownership or involvement. Integrating acquired personnel, operations, systems, technologies, and products or effectively managing the combined business can be complex, costly, and disruptive. Our ability to identify and assess material risks and liabilities through due diligence may be limited, particularly where sellers restrict access to information, transaction timelines are compressed, or we acquire a non-controlling interest. Anticipated benefits of such transactions may not materialize due to factors such as:

- inability to integrate or profitably benefit from acquired products, technologies (including AI and machine learning models), or businesses; inherited risks associated with AI or machine learning models (including model performance limitations, bias, explainability challenges, or reliance on training data) that may be incomplete, inaccurate, or subject to regulatory restrictions;

- failure to obtain required regulatory approvals, clearances or certifications;

- exposure to unexpected regulatory obligations, including those related to export controls, data protection, AI, or product safety, which could require significant investment to satisfy;

- unanticipated costs, liabilities, or risks related to litigation (including intellectual property claims and disputes, government inquiries, or regulatory actions); exposure to actual or alleged intellectual property infringement, misappropriation, or other intellectual property claims arising from the technologies, products, software, data, or business practices of an acquired company or an entity in which we hold a minority investment (including claims that pre-date our acquisition or investment, discontinuation of products, modification of technologies, commencement of licensing arrangements on unfavorable terms, or payment of damages, settlements, or ongoing royalties);

- identification of previously unknown cybersecurity vulnerabilities in acquired technologies that expose us to security or privacy risks;

- cultural misalignment with the acquired company, disruptions to our workplace environment, or adverse impacts on investor perception;

- unionization, labor organization efforts, or grievances leading to work stoppages, strikes, or operational disruptions;

- difficulties integrating accounting, financial reporting, and internal control systems, consistent with our corporate standards and the requirements of the Sarbanes-Oxley Act of 2002;

- difficulties supporting legacy products, software, or infrastructure of the acquired business;

- challenges aligning the acquired company's revenue recognition policies and forecasting methods;

- write-downs or impairment of goodwill or other intangible assets if the acquired business underperforms expectations;

- credit risks, or other financial impacts associated with acquired customers or contractual obligations;

- challenges transitioning acquired customers to our systems, processes, and contractual terms, including risks related to contract assignability or change-of-control provisions;

- loss, modification, or non-renewal of government contracts, framework agreements, or sole-source arrangements following a change of control or integration into our operations;

- diversion of management's attention and critical resources away from existing business priorities;

- disruption to relationships with existing customers, suppliers, or strategic partners;

- supply chain, manufacturing, or sourcing disruptions affecting acquired businesses;

- difficulties scaling manufacturing capacity, production volumes, or supply chain operations of acquired businesses;

- loss of key employees of the acquired business; and

- exposure to adverse tax consequences, deferred compensation or employment-related liabilities, or depreciation charges associated with the acquired assets.

In the case of minority or non-controlling investments, we may have limited ability to influence the strategic direction, governance, regulatory compliance, risk management, or operations of the investee business, may be subject to conflicts with other shareholders or founders, and may receive less timely or less complete information regarding the investee's performance or risks.

We may finance acquisitions or investments through the issuance of equity or debt. The issuance of equity could dilute existing shareholders, and the issuance of debt could reduce liquidity or increase leverage and interest expense. Debt financing activities may also include restrictive covenants or repayment obligations that limit operational flexibility or our ability to pursue additional strategic transactions.

Significant acquisitions typically result in the recognition of goodwill and other intangible assets. If the acquired business does not perform as expected, we may be required to record non-cash impairment charges, which could materially affect our operating results and financial condition.

We cannot assure you that the anticipated benefits of any acquisition or investment will be realized, that projected synergies will materialize, or that we will not be exposed to unknown liabilities or risks. Integrating new assets, operations, or personnel is inherently uncertain and resource intensive. If we fail to successfully integrate or manage the acquired businesses or investment, including effectively addressing the risks described above, or if anticipated benefits do not outweigh incurred costs, our business prospects, operating results, and financial condition could be materially adversely affected.

We may not successfully manage our growth or plan for future growth.

Since our founding in 1993, we have experienced rapid growth. The growth and expansion of our business places a continuous and significant strain on our management, operational, and financial resources. Our operations, including our customer base, third party relationships, information technology systems, and internal controls and procedures may not be adequate to support further growth. Managing our growth will also require significant expenditures and allocation of valuable management resources, including the challenges of integrating, developing, and motivating a growing employee base in various countries around the world.

Our rapid growth may make it difficult to evaluate our future prospects. Our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. We have encountered in the past, and may encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If we fail to achieve the necessary level of efficiency in our organization as it grows, or if we are not able to accurately forecast future growth, our business could be harmed.

Operational Risks

Unavailability of materials or higher costs could adversely affect our financial results.

We depend on U.S. domestic and international suppliers for the delivery of components used in the assembly of our products. Our reliance on third party suppliers creates risks, including our ability to obtain adequate supply of components or sub-assemblies and both single or sole-source components used in the manufacture of our products. Further risks include reduced control over pricing and timing of delivery of components and sub-assemblies and potential effects of evolving international trade controls or other government-imposed supplier restrictions. We depend on suppliers of machined parts, injection molded plastic parts, printed circuit boards, semiconductors, custom wire fabrications and other custom and off-the-shelf parts for our products. Although we may implement long-term agreements with strategic suppliers to mitigate the risk of supply continuity, disruptions remain possible. However, for molded materials, because we own substantially all of the injection molded component tooling used in their production, we believe we could obtain alternative suppliers in most cases. We have programs to hold additional materials (such as resins, battery components, major semiconductors and other critical components) to mitigate supply interruptions and better manage costs.

Additionally, if our suppliers do not allocate sufficient production, decommit from agreed supply levels, or inaccurately forecast demand, we may face reduced access to components and need to secure new suppliers. As the scale of our hardware production increases, we need to accurately forecast, purchase, warehouse and transport components at high volumes to our manufacturing facilities. If we are unable to accurately match the timing and quantities of component purchases to our actual needs, we may incur costs related to unexpected production disruption, storage, transportation, expedite, and write-offs, which may harm our business prospects and financial condition.

The TASER 10 CED presents additional supply chain challenges due to its unique design and regulatory requirements, including, for example, the regulation of imports and exports of certain TASER 10 CED components. We also purchase raw materials for TASER 10 CEDs from a limited number of suppliers, some of which may be subject to market price fluctuations that we may be unable to pass through to our customers. Because of the unique requirements of TASER 10 CEDs, we cannot change suppliers easily. Any delay or interruption in the supply of the raw materials that are used in TASER 10 CEDs could impair our ability to manufacture and deliver TASER 10 CEDs, harm our reputation, or cause a reduction in revenues.

A significant number of our raw materials or components comprise petroleum-based products or incur some form of landed cost associated with transporting the raw materials or components. Our freight and import costs and the timely delivery of our products could be adversely affected by the materialization or re-emergence of a number of factors that could reduce the profitability of our operations, including, for example: higher fuel costs; supply chain shortages; potential port closures or shipping disruptions; customs clearance issues; increased government regulation or regulatory changes for imports of foreign products into the United States and exports from foreign sources; and delays created by war, terrorist attacks or threats, public health issues, national disasters or work stoppages. We are also subject to supply chain disruption if any of our suppliers violate legislation that bans the import of goods based on their method of production, such as using forced labor or sanctioned raw material suppliers. This may also result in negative publicity regarding our production methods, and alleged unethical or illegal practices of any of our suppliers could adversely affect our reputation. Any interruption of supply for any material components of our products could significantly delay the shipment of our products and have a material adverse effect on our revenues, profitability and financial condition. For example, there have been and may continue to be disruptions in the semiconductor supply chain that could negatively impact our ability to make our products.

As significant tariffs or other restrictions continue to be placed on foreign imports by the United States, our sales and results of operations may be harmed. Recently, the U.S. government has indicated its intent to modify U.S. trade policy and, in some cases, to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. It has also imposed or has indicated its intent to impose increased tariffs on foreign imports into the United States, particularly from the People's Republic of China ("PRC"), Mexico, and Canada. Such tariffs could have a significant impact on our business, particularly the importation of products used in our business that are manufactured outside the United States, which have resulted and could result in retaliatory tariffs imposed on products we export. We also source certain raw materials from foreign countries, as do some of our suppliers. The implementation of tariffs and trade restrictions as well as changes in trade policies between the United States and such foreign countries have resulted and could continue to lead to increases in our supply costs and make it more difficult to obtain suppliers and may have an adverse effect on our supply chain from a cost and sourcing perspective. If we attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. Finally, tariffs and international trade arrangements may continue to change, potentially without warning and to an extent that is difficult to predict. Changing tariff rates and shifting trade regulations may create significant uncertainty for vendors, consumers, and us; may increase our merchandise costs; negatively impact consumer demand for our products and services; or otherwise negatively impact our operating results. We may not be able to forecast such impacts accurately. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. Increased tariffs or trade restrictions implemented by the United States could have a material adverse effect on our business prospects, operating results and financial condition.

Material adverse developments in domestic and global economic conditions, or the occurrence of other sufficiently disruptive world events, could materially adversely affect our revenue and results of operations.

Global economic uncertainty continues to pose risks to our business, driven by factors such as ongoing conflicts in the Middle East and Ukraine, the volatility of interest rates, high inflation, changes in U.S. immigration policy, an actual recession or fears of a recession, trade policies and tariffs, and geopolitical tensions. Our inability to offset price inflation in our materials, components, shipping or labor through increased prices to customers with long-term fixed-price contracts and formula-based or long-term fixed-price contracts with suppliers could adversely affect our business prospects, operating results and financial condition. Global supply chain and labor market challenges could also negatively affect our and our suppliers' performance. Interest rate increases have also created financial market volatility and could further negatively impact financial markets, lead to an economic downturn or recession, or have an adverse effect on our financial results. Economic slowdowns can also negatively impact municipal and state tax collections and put pressure on law enforcement budgets, which may increase the risk that our customers will be unable to appropriate funds for existing or future contracts with us. In addition, geopolitical risks could affect our customers' budgets and policies. These and other factors may adversely affect customer demand and ability to pay, cause decrease in sales, and negatively impact the realizability of our accounts and notes receivable and contract assets.

Delays in product development schedules could adversely affect our revenues and cash flows.

The development of CEDs, devices, sensors, and software is complex and time-consuming. Achieving market acceptance requires accurately anticipating customer needs and delivering products that adapt to evolving demands in a timely and cost-effective manner. Customers may require product features and capabilities that our current products do not have. If we fail to develop products that satisfy customer requirements, our ability to create or increase demand for our products could be adversely affected.

Without the timely and cost-effective introduction of new products, services, and enhancements, our offerings will likely become less competitive over time, in which case our competitive position and operating results could suffer. New products and services, and enhancements to existing products and services, can require long development and testing periods and significant investment, including substantial R&D, development of different engineering and manufacturing workflows, and adjustments to our data and analytics infrastructure. Our focus on our SaaS platform also presents complex development issues. Significant delays in new product or service releases or problems in creating new products or services could adversely affect our business, growth prospects, operating results, financial condition, and competitive position.

We expend significant resources in anticipation of a sale due to our lengthy sales cycle and may receive no revenue in return.

Before committing to purchase our products, our end-user customers typically consider a wide range of issues such as product benefits, training costs, the cost to use our products in addition to or in place of other products, budget constraints and product reliability, safety and efficacy. Because we sell to various types of non-government and government entities of multiple sizes, including national agencies, state agencies, county agencies and municipal agencies, which can require varying levels of approvals followed by appropriations, the length of our sales cycle may range from a few weeks to as long as several years. Adverse publicity surrounding our products or the safety of such products has in the past, and could in the future, lengthen our sales cycle with customers. We believe that in the past our sales were adversely impacted by negative coverage and publicity surrounding our products or the use of our products. We may incur substantial selling costs and expend significant effort in connection with the evaluation of our products by potential customers before they place an order. If these potential customers do not purchase our products, we will have expended significant resources and received no revenue in return.

If our security measures or those of our third party providers, including cloud storage providers, are breached, resulting in unauthorized access to our or our customers' data, it could undermine confidence in our network, data centers, and services leading to reduced customer use of our products and services and significant legal and financial exposure and liabilities.

Security breaches of our products and services could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our customers' data. Additionally, breaches of our network or data security measures or those of our third party providers—including cloud storage providers, suppliers and vendors—could disrupt the security of our internal systems and business applications, impair our ability to provide products and services to our customers, result in product development delays, result in theft or misuse of our intellectual property or other assets, require us to allocate additional resources to improve technologies, or otherwise materially adversely affect our business. Supply chain vulnerabilities, such as compromised third party software, hardware, or components, could further expose our systems to cyber risks that could materially adversely affect our business.

Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently, grow more complex over time, and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. Delayed detection of sophisticated threats could allow attackers to remain undetected for extended periods, increasing potential damage to our operations, intellectual property, and customer data. Moreover, our security measures and those of our third party service providers or customers may not immediately detect such security breaches. Although we have developed systems and processes that are designed to protect our data and user data, and to prevent or detect data loss and security breaches, we have been in the past and are likely to remain a frequent target of cybersecurity intrusion attempts and we cannot assure that such measures will provide absolute security. We have in the past and may in the future incur significant costs to protect against or remediate cyber attacks.

We also face increasing and evolving disclosure obligations related to cyber and other security events. Despite rigorous processes, we risk failing to meet existing or future disclosure obligations or having our disclosures misinterpreted. National security or public safety considerations may also affect, or in limited instances prevent, public disclosure of a cybersecurity incident.

We devote significant resources to engineer secure products and ensure security vulnerabilities are mitigated, and we require our third party service providers to do so as well. Remote-work arrangements may increase our exposure to cyber attacks due to vulnerabilities in unsecured devices, networks, and employee environments. Breaches could occur during transfer of data-to-data centers or at any time, and result in unauthorized physical or electronic access to data. Third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as usernames, passwords or other information to gain access to our data or our customers' data. Additionally, hackers may develop and deploy viruses, worms and other malicious software programs that attack or gain access to our networks and data centers. Recent developments in the threat landscape include the use of AI and machine learning by attackers to automate, enhance, and evade detection during cyber attacks, along with an increased number of cyber extortion and ransomware incidents. These attacks may involve higher financial ransom demands and demonstrate increasing sophistication, including novel ransomware techniques, diverse methodologies, and advance capabilities such as adaptive malware and deepfake-enabled phishing schemes. Increasing socioeconomic and political instability in some countries has heightened these risks. In addition, retaliatory acts by foreign governments in response to Western sanctions could include cyber attacks that could directly or indirectly impact our operations.

A security breach could expose us to a risk of loss or inappropriate use of proprietary and sensitive data, or the denial of access to such data. A real or perceived security breach could also result in reduced confidence in the security of our products and services, damage our reputation, disrupt our business, subject us to third party lawsuits, regulatory fines or investigations or otherwise subject us to legal liability, significantly harm our business prospects, operating results and financial condition. Even the perception of inadequate security may damage our reputation and negatively affect our ability to attract or to win new customers or retain existing customers.

Catastrophic events could materially adversely affect our business prospects, operating results, and financial condition.

A disruption or failure of our systems or operations in the event of a major earthquake, weather event, fire, water shortage, explosion, failure to contain hazardous materials, industrial accident, utility failure, cyber attack, terrorist attack, public health crisis, pandemic, or other catastrophic event could cause delays in completing sales, providing products and services, or performing other mission-critical functions. A catastrophic event that results in the destruction or disruption of any of our critical operations, or of the capacity, reliability or security of our information technology systems, could harm our ability to conduct normal business activities and our operating results, as well as expose us to claims, litigation and governmental investigations and fines. Such events may also jeopardize employee safety and availability, causing additional delays or operational challenges. In addition, catastrophes may put pressure on federal, state and municipal government budgets, which may increase the risk that our customers will be unable to appropriate funds for existing or future contracts with us. These and other factors may adversely affect customer demand and their ability to pay, cause decrease in sales, and negatively impact the realizability of our accounts receivable and contract assets. Furthermore, service delays or failures during such events could damage our reputation, especially with public safety customers, and erode trust in our ability to deliver reliable solutions during critical times.

Public health emergencies have adversely affected workforces, economies and financial markets globally, and led to an economic downturn in the past and may do so again in the future.

We may also face threats to our physical security, including to our facilities and the safety and well-being of our people. In addition to the potential catastrophic events described above, these threats could involve insider threats, workplace violence, or civil unrest, which could adversely affect our company. Our customers and suppliers face similar risks that, if realized, could also adversely impact our operations. Such acts could cause delays, manufacturing downtime, or other impacts that could detrimentally impact our ability to perform our operations. We could also incur unanticipated costs to remediate impacts and lost business.

If our backup and mitigation plans are insufficient to minimize business disruption, our financial results could be adversely affected. We are continuously monitoring our operations and intend to take appropriate actions to mitigate the risks arising from catastrophic events, but there can be no assurances that we will be successful in doing so.

Uncertainty in the development, deployment, and use of AI in our products and services, as well as our business more broadly, could adversely affect our business and reputation.

We offer systems and tools that incorporate AI technologies, including generative AI, for our customers. We also leverage and expect to continue leveraging AI-based technologies for internal use to drive efficiency. As with many new and emerging technologies, AI presents numerous risks and challenges to our internal business operations and our customers. For example, unexpected failures or inaccuracies in AI-driven systems could expose our customers to operational risks, particularly in high-stakes use cases such as law enforcement or public safety.

The development, adoption, integration and use of generative AI technology remains in the early stages and consequently, our AI technology may contain material defects or errors. Additionally, ineffective or inadequate AI or generative AI governance, development, use or deployment practices, including businesses we have acquired. or third parties could result in unintended consequences. For example, AI algorithms that we use may be flawed or may be (or perceived to be) based on datasets that are biased or insufficient. Biases in AI models could result in discriminatory outcomes, eroding trust among customers and communities we serve.

Any latency, disruption, or failure in our AI systems, third party AI systems that we utilize, or infrastructure could cause delays or errors in our offerings. Additionally, inadequate governance, testing, or quality assurance processes could result in flawed deployments, including those that result in physical harm or which produce erroneous or harmful outputs that may damage our reputation and expose us to legal liabilities. Correcting such defects or errors may be costly and time-consuming and could harm our business. Failure to adequately train customers or employees on the use and limitations of AI-driven features could also compound these risks. Thoroughly testing generative AI models is challenging due to their complexity and the unpredictability of their outputs. Developing, testing, and deploying resource-intensive AI systems may require additional investment and increase our costs. There also may be real or perceived social harm, environmental harm, unfairness or other outcomes that undermine public confidence in the deployment and use of AI. Furthermore, third parties may deploy AI technologies in a manner that reduces customer demand for our products and services. Competitive pressures may also drive rapid AI development or deployment, increasing the risk of releasing inadequately tested or unreliable features. Any of the foregoing may result in decreased demand for our products and services or harm to our business, financial results, or reputation.

The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, particularly in areas of intellectual property, cybersecurity, privacy, and data protection. For example, there is uncertainty around the validity and enforceability of intellectual property rights related to our development, deployment, and use of AI. Cyber attacks that use AI may also become increasingly frequent and effective. Additionally, third parties that license AI technologies to us may impose unfavorable licensing terms or terminate the licenses altogether, requiring us to seek licenses from alternative sources to avoid disruptions in feature delivery.

Compliance with new or changing laws, regulations, or industry standards relating to AI may impose significant operational costs and constrain our ability to develop, deploy or use AI technologies. In part due to our global scope and law enforcement customer base, we may face heightened scrutiny and regulatory requirements, which could further increase compliance costs and limit our ability to develop, deploy or use our AI solutions or other AI technologies. For example, the AI Act in the European Union imposes compliance requirements on a variety of AI uses by law enforcement, as well as on the companies that develop those products, including us. Other jurisdictions may adopt similar measures in the future. In the future, we may voluntarily or involuntarily initiate recalls if our products are determined by us or a regulatory authority to be noncompliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary, could result in significant expense, supply chain complications, and may harm our brand, business, prospects, financial condition and operating results. Please also see "Operational Risks—Defects in our products could reduce demand for our products or result in product recalls and result in a loss of sales, delay in market acceptance, and damage to our reputation" for additional information.

We may also face increased scrutiny regarding data privacy and security risks related to the data we use to train and evaluate AI models, as breaches or misuse of this data and associated terms and conditions could expose us to significant liabilities. Additionally, there remains a significant risk in the nature of data used by third party providers to train the AI models we rely on, including whether such third party providers have trained AI models on data that they lacked rights to. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

Defects or disruptions in our services could impact demand for our services and subject us to substantial liability.

We rely on third party cloud service providers located in the United States and other countries to deliver our cloud services. The use of these cloud service providers gives us greater flexibility delivering a tailored, scalable customer experience, but also exposes us to additional risks and vulnerabilities. Lack of availability of this infrastructure could result from technical failures, natural disasters, fraud or security attacks that we cannot predict or prevent. Interruptions in our services, or loss or corruption of digital evidence, may reduce our revenue, require us to issue credits or pay penalties, expose us to litigation, lead customers to terminate their subscriptions, and adversely affect our renewal rates and ability to attract new customers.

Our business may also be harmed if our customers and potential customers believe our services are unreliable. Since our customers use our services for important aspects of their operations, any errors, defects, service disruptions or other performance problems could hurt our reputation and damage our customers' operations. Additionally, the inability to recover or restore lost or corrupted digital evidence in a timely manner could result in significant reputational damage. This risk is particularly acute for law enforcement and public safety customers, where service reliability is critical, and disruptions could have serious operational or legal consequences. As a result, customers could elect not to renew our services or to delay or withhold payment. Delayed resolution of service outages or technical defects could also lead to prolonged dissatisfaction and erosion of customer trust. We could also lose future sales or customers may make warranty or other claims against us, which could result in increased warranty expense, longer collection cycles, reduced collectability of accounts receivable, reduced conversion of contract assets to cash, and increased expense and risk of litigation.

Defects in our products could reduce demand for our products or result in product recalls and result in a loss of sales, delay in market acceptance and damage to our reputation.

Complex components and assemblies used in our products may contain undetected defects that could be subsequently discovered at any point in the life of the product. Errors or defects in our products, including software-related errors or defects, may only be discovered after they have been tested, commercialized and deployed. In such event, we may incur significant additional development costs and product recall, repair or replacement costs, or liability for personal injury or property damage caused by such errors or defects. In particular, defects in products designed for public safety or law enforcement use could undermine customer and community trust, erode confidence in our brand, and result in heightened scrutiny or regulatory enforcement. Our reputation or brand may be damaged as a result of these problems and may result in difficulty retaining current customers and securing new contracts. Defects in our products could result in a loss of sales, delay in market acceptance, damage to our reputation and increased warranty costs, which could adversely affect our business, financial results and competitive position.

Additionally, we are subject to the U.S. Consumer Products Safety Act of 1972, as amended by the Consumer Product Safety Improvement Act of 2008, which empowers the Consumer Products Safety Commission to exclude from the market products that are found to be unsafe or hazardous, and similar laws under foreign jurisdictions. We could also face challenges with cross-border compliance if products are recalled in multiple jurisdictions, further increasing operational and financial burdens. Under certain circumstances, the Consumer Products Safety Commission or comparable foreign agencies could require us to repurchase or recall one or more of our products. If we were required to remove, or we voluntarily remove, our products from the market, our reputation could be tarnished, and we might have large quantities of finished products that we could not sell. A recall of critical components may also disrupt manufacturing and delay delivery of other products in our portfolio, compounding the adverse effect on our business.

Our international operations expose us to additional risks that could harm our business prospects, operating results and financial condition.

We have significant international operations and plan to continue growing internationally by acquiring existing entities and establishing new legal entities in additional markets. In certain international markets, we have limited operating experience and may not benefit from first-to-market advantages or otherwise succeed. Our international operations expose us to additional risks, including:

- restrictions on foreign ownership and investments, and foreign exchange controls, could limit our ability to repatriate cash earned in countries outside the United States;

- import and export requirements, tariffs, evolving interpretations and enforcement of U.S. Customs and Border Protection regulations and trade laws, trade disputes, product certification mandates, sanctions, foreign regulatory requirements, and government-imposed supplier restrictions could hinder our ability to offer products or services in certain countries or obtain necessary parts and components to manufacture products, increase associated costs such as duties, taxes, and compliance expenses, or lead to shipment holds, reclassification of goods, or changes to importer-of-record requirements;

- longer payment cycles in certain countries, heightened credit risk, and higher instances of payment fraud;

- uncertainty regarding liability for our products and services, including uncertainty resulting from local laws and lack of legal precedent; and

- differing labor laws and customs, existence of workers' councils and labor unions, and other challenges caused by distance, language, and cultural differences

Our suite of products is export-controlled under both U.S. and international regulatory bodies. Changes in U.S. foreign policy, foreign governmental status, and international human rights policy objectives may impact Axon's ability to obtain licenses for a given destination or customer.

Trade regulations include, among other categories, environmental regulations, climate- and sustainability-related regulations, tax and statutory financial regulations, export and import controls, customs and duties regulations, internal control and disclosure rules, privacy and data protection requirements, anti-corruption laws, and other local laws prohibiting corrupt payments to governmental officials, and competition regulations.

Violations of these laws and regulations could result in fines and penalties, criminal sanctions against us, our directors, officers, or employees, as well as prohibitions on the conduct of our business and on our ability to offer our products and services in one or more countries. They could also materially adversely affect our brand, international growth efforts, ability to attract and retain employees, business, and operating results. Although we have implemented policies and procedures designed to ensure compliance with these laws and regulations, there can be no assurance that our directors, officers, employees, contractors, or agents will not violate our policies nor that enforcement actions by regulators will be consistent. Furthermore, inconsistent enforcement of local laws and regulations in some jurisdictions may increase compliance uncertainty and risk.

Our suppliers may themselves be subject to export controls or other trade restrictions on the materials and components they provide, including controls imposed by their countries of origin. In addition, increased use by the PRC of foreign "entity lists," modeled in part on U.S. and other Western trade controls, could restrict Axon's ability to import components or materials sourced from the PRC. Components or other items that are incorporated into our weapons or defense articles may also become subject to export controls in their originating jurisdictions based on their ultimate end use, which could further disrupt supply chains, delay production, or increase costs.

We depend on our ability to attract and retain our key management, sales and technical personnel.

Our success depends upon the continued service of our key management personnel, including Patrick Smith, our Chief Executive Officer. Although we have entered into employment agreements with our key personnel, including Mr. Smith, these agreements have no specific duration and constitute at-will employment, which means they may terminate their employment with us at any time. Additionally, we do not maintain any key person insurance on any of our officers or employees. Any changes in our senior management team, even in the ordinary course of business, may be disruptive to our business. Such changes may result in a loss of institutional knowledge and may cause disruptions to our business. Losing any member of our existing senior management team could also damage key seller relationships, lead to unanticipated replacement, recruitment and training costs, and make it more difficult to operate our business and achieve our business goals. Additionally, if our senior management team fails to work together effectively or execute our plans and strategies on a timely basis as a result of management turnover or otherwise, our business could be harmed.

Our success also depends on our ability to continue to attract, retain and motivate qualified technical employees. Our ability to compete effectively and our future success depends on our continuing to identify, hire, develop, motivate and retain highly skilled personnel. In particular, we compete with many other companies for employees with high levels of expertise in our industry, as well as for skilled engineers (including those with highly sought after experience in fields such as data science or AI), sales, and operations professionals. Job candidates may also be threatened with legal action under agreements with their existing employers if we attempt to hire them, which could impact hiring and result in a diversion of our time and resources. In addition, we are selective in our hiring process which requires significant investment of time and resources from internal stakeholders and management. At times, we have experienced, and we may continue to experience, difficulty in hiring personnel who meet the demands of our selection process and with appropriate qualifications, experience, or expertise, and we may not be able to fill positions as quickly as desired. In addition, our recruiting personnel, methodology, and approach may need to be altered to address a changing candidate pool and profile. We may not be able to identify or implement such changes in a timely manner.

Restrictive U.S. immigration policies and regulatory changes may also affect our ability to hire, mobilize or retain some of our global talent. Many of our technical personnel are foreign nationals entering the United States on work visas, primarily under the H-1B visa classification. The H-1B visa classification enables U.S. employers to hire qualified foreign nationals in positions that require an education at least equal to a bachelor's degree. U.S. immigration laws and regulations are subject to legislative and administrative changes, as well as changes in the application of standards and enforcement. Future restrictions on the availability of work visas could restrain our ability to acquire the skilled professionals needed to meet our customers' requirements, which could have a material adverse effect on our business. The scope and impact of these changes remain unclear, however a narrow interpretation and vigorous enforcement of existing laws and regulations could adversely affect the ability of entities with which we subcontract to utilize foreign nationals and/or renew existing foreign national consultants on assignment. There can be no assurance that we will be able to keep or replace all foreign nationals currently employed, or continue to acquire foreign national talent at the same rates as in the past.

In addition, our compensation arrangements, such as our equity incentives, may not always be successful in attracting new employees and retaining and motivating our existing employees. In particular, we may face challenges in hiring personnel, particularly for executive-level engineering talent, whether as a result of competition with other companies or other factors. We have had and expect to continue to have unique equity incentives designed to attract and retain long-term employees. We utilize these plans to align pay and performance and drive shareholder returns while reducing near-term cash expenditures. Our equity incentives and ongoing stock and option grants are subject to having sufficient shares under our stock plans and any new plans or increases in the number of shares available for grant under existing plans must be approved by our shareholders. If we are unable to obtain shareholder approval, we may be unable to attract and retain top talent, including senior executives. Our ability to attract, retain and motivate employees may also be adversely affected by common stock price volatility. The loss of the service of one or more of our key personnel could adversely impact our business prospects, operating results and financial condition.

Failure to comply with federal, state, or local regulations applicable to our firearm product, the TASER 10 CED, could result in governmental actions or litigation, potentially harming our business prospects, operating results and financial condition.

The TASER 10 CED is primarily regulated by the Bureau of Alcohol, Tobacco, Firearms and Explosives (the "ATF"), which regulates the manufacture, sale and import of firearms in the United States primarily under the National Firearms Act of 1934, the Gun Control Act of 1968, and the Firearms Owners' Protection Act of 1986, each as amended from time to time.

The ATF conducts periodic audits of our facilities that hold federal firearms licenses. If we fail to comply with ATF rules and regulations, the ATF may limit our activities or growth related to the TASER 10 CED, fine us, or, ultimately, suspend our ability to produce and sell the TASER 10 CED product line. Such audits may also expose operational inefficiencies or cause delays affecting production timelines or permitting. Also, various state and local laws, regulations, and ordinances relating to firearm characteristics, features and sales govern the TASER 10 CED product line. Axon and local distributors must comply with state and local laws, regulations, and ordinances pertaining to firearm and magazine sales in the jurisdictions where the TASER 10 CED is sold. Non-compliance with such laws, regulations, or ordinances could expose us to legal liability, reputational harm, and additional costs with remedying violations. Additionally, certain TASER 10 CED components are regulated for import into the United States by the ATF and are subject to ATF import permits that limit Axon's ability to source from some suppliers and reduces supply chain flexibility. Supply chain constraints or an inability to source TASER 10 CED components could have a material adverse effect on our operating results and financial condition.

Federal and state legislatures frequently consider legislation relating to the regulation of firearms, including the amendment or repeal of existing legislation. Existing laws may also be affected by future judicial rulings and interpretations. These possible changes to existing legislation or the enactment of new legislation may seek to restrict firearm design or features, mandate specific technologies, remove existing legal defenses, impose minimum age requirements, or restrict the sale or ownership of certain firearms or accessories. In addition, evolving public sentiment or political pressure regarding firearm regulation could impact customer demand for TASER 10 CEDs, especially in jurisdictions with stricter firearm laws. Such restrictions or bans could have a material adverse effect on our business prospects, operating results and financial condition.

Failure to maintain effective internal control over financial reporting may adversely affect our ability to report our financial condition and operating results in a timely and accurate manner, which may cause investor confidence in our company to diminish and the value of our common stock to decline.

Preparing our consolidated financial statements involves many complex manual and automated processes, which depend on individual data input or review and require significant management judgment. The increasing complexity of our operations, including growth in international markets and expansion of product offerings, further heightens the risk of control deficiencies. Acquired businesses may have insufficient internal controls, which may have been identified or unidentifiable during diligence, that could require significant remediation efforts and create additional risks of financial misstatements during integration. One or more of these processes may result in errors that may not be, and in the past have not been, immediately detected and could result in a material misstatement or other errors in our consolidated financial statements, particularly when implementing new systems, processes, or complex accounting standards. The Sarbanes-Oxley Act of 2002 requires, among other things, that as a publicly traded company we disclose whether our internal control over financial reporting and disclosure controls and procedures are effective.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. While we continually undertake steps to improve our internal control over financial reporting as our business changes, we may not be successful in making the improvements and changes necessary to be able to identify and remediate control deficiencies or material weaknesses on a timely basis. We have successfully remediated the previously identified material weakness related to our convertible debt arrangement as of June 30, 2025, but we have not yet remediated the previously identified material weakness related to revenue recognition as of December 31, 2025. Refer to Item 9A of this Annual Report on Form 10-K for additional details. If we cannot successfully remediate identified control deficiencies, including any current or future material weaknesses in our internal control over financial reporting: the accuracy and timing of our financial reporting may be adversely affected; our liquidity, access to capital markets and perceptions of our creditworthiness may be adversely affected; we could face difficulty forecasting our financial results accurately, impacting decision-making by investors and analysts; we may be unable to maintain compliance with securities laws, stock exchange listing requirements and debt instruments' covenants regarding the timely filing of periodic reports; we may be subject to regulatory investigations and penalties; investors may lose confidence in our financial reporting; we may suffer defaults under our debt instruments; and our common stock price may decline.

Our revision and our restatement of previously issued consolidated financial statements may adversely affect investor confidence and could result in regulatory actions and stockholder litigation.

We have previously revised certain of our previously issued financial statements to correct errors related to our historical conclusions of principal vs. agent accounting under Accounting Standards Codification, Revenue from Contracts with Customers ("ASC 606"). Furthermore, as described in our amended 2024 Annual Report on Form 10-K/A, we have restated certain of our previously issued financial statements to correct an error related to the classification of the 2027 Notes between current liabilities and long-term liabilities. These items may have the effect of eroding investor confidence in our financial reporting and harming our reputation.

Such revision or restatement may also result in stockholder litigation against us, or adverse regulatory consequences. Any such regulatory consequences, litigation, claim or dispute, whether successful or not, could subject us to additional costs, divert the attention of our management, or impair our reputation. Each of these consequences could have a material adverse effect on our business prospects, operating results and financial condition.

Financial Risks

An increasing percentage of our revenue is derived from subscription billing arrangements that may result in delayed cash collections and may increase customer credit risk on receivables and contract assets.

Our strategy includes maintaining a significant portion of our business through a subscription model, which aligns with the municipal budgeting process of our customers and allows for multiple product offerings to be combined into existing subscriptions. This approach differs from a traditional hardware sale, where the entire hardware payment is commonly invoiced upon shipment, by spreading payments over the subscription or installment period. While this model provides predictable recurring cash flows, it may adversely impact liquidity because cash is received over time rather than upfront.

We record an estimate of expected credit losses and perform ongoing reviews of trade accounts receivables. However, if we become aware of information related to the creditworthiness of a major customer, or if future actual default rates on receivables differ from those currently anticipated, we may have to adjust our expected credit loss reserve. Such adjustments could negatively impact earnings and require additional resources for collections or restructuring customer payment terms. Furthermore, our reliance on municipal and government customers may heighten the risk of delayed payments during periods of political or economic instability, such as government shutdowns or reduced tax revenues. Any of these factors could adversely affect our business prospects, operating results and financial condition.

Our gross margin depends on many factors, including our product mix, cost structure, and acquisitions we may make, any of which could cause our gross margin to fluctuate.

Our gross margin could decline in future periods due to various factors, including:

- changes in product mix;
- changes in shipment volume;
- increased warranty costs;
- sales discounts;
- expanding into new markets or lower-margin markets, including through acquisitions or internal development;
- higher production costs;

- increases in materials, labor, manufacturing, or supply chain logistics costs;

- excess inventory and obsolescence charges;

- increased amortization of purchased intangible assets, including from acquisitions; and

- how well we execute on our strategy and operating plans.

Any of these factors could result in significant fluctuations in our gross margin. Such variability could lead to our inability to meet internal expectations or those of securities analysts or investors for a particular period. Failure to meet or exceed such expectations may adversely affect the market price of our stock.

Revenue for our SaaS products is recognized over multi-year contract terms, which may delay the reflection of new business in our operating results.

Our SaaS revenue is generally recognized ratably over the terms of the contracts. As a result, most of the SaaS revenue we report each quarter is the result of agreements entered into during previous quarters. Consequently, current trends, whether positive or negative, may not be fully reflected in our revenue results for several periods, and a decline in new or renewed SaaS contracts in any period may not be immediately reflected in our reported financial results, but could result in a decline in our revenue in future reporting periods. If any of our assumptions about revenue from our SaaS delivery model are incorrect, our actual results could differ materially from those anticipated, estimated, or projected.

Most of our end-user customers are subject to budgetary and political constraints, which may delay or prevent sales, result in cancellations, or lead to the non-renewal of contracts.

A significant portion of our end-user customers are government agencies, which typically lack direct control over their budgets. These budgets are often influenced by legislative processes and political considerations, limiting the agencies' ability to allocate funds at their discretion. There can be no assurance that the economic and political pressures will not materially adversely affect sales of our products.

Additionally, government procurement processes are often subject to scheduling delays and uncertainties, which can disrupt anticipated sales. Federal agencies, in particular, are vulnerable to broader governmental challenges, such as funding and debt limit constraints, including government shutdowns, such as the latest shutdown in 2025 and similar funding disruptions.

While we enter into contracts for the delivery of products and services in the future, and anticipate that these contracts will be completed, if agencies fail to appropriate funds in future year budgets, terminate contracts for convenience, or if other cancellation clauses are invoked, this would prevent us from recognizing anticipated revenue and cash flow. Contracts terminated without cause generally allow us to recover only our incurred costs, committed expenses, and a portion of profits, if any, on the work completed prior to termination. We may or may not be able to recover all the costs incurred during the start-up phase of a terminated contract.

The unexpected termination of significant contracts could result in substantial revenue shortfalls. If these shortfalls are not offset by corresponding reductions in expenses, our financial performance and overall business could be adversely affected. We cannot anticipate if, when, or to what extent our customers might terminate their contracts with us.

The open bidding process introduces uncertainty in securing future contract awards.

Governmental agencies often procure products and services through an open bidding process, which typically involves publishing a list of requirements and soliciting proposals from potential vendors. To compete successfully, we must accurately estimate our cost structure for servicing a proposed contract, the time required to establish operations for the proposed customer, and the likely terms of competing proposals submitted. However, we cannot guarantee that we will win future bids or that any winning bids will ultimately result in contracts on favorable terms.

Our contracts typically have fixed terms with early termination rights, with the possibility of extension at the discretion of the contracting entity. When these contracts expire, contracts may be reopened to competing bidders, and there is no guarantee that the contracts will be renewed or extended. In some cases, customers may initiate the bidding processes earlier than expected, resulting in increased competition prior to the anticipated end of contracts. Many of our contracts include termination for convenience provisions that may allow our customers to terminate the contract earlier than their term length.

Failure to secure new contracts, retain existing ones, or negotiate favorable terms through the open bidding process could adversely impact our revenues, profitability, and overall financial performance.

We hold the majority of our cash balances, some of which are not insured, at three depository institutions.

We hold the majority of our cash and cash equivalents accounts at three depository institutions. Our balances with these and other institutions regularly exceed Federal Deposit Insurance Corporation insurance limits for domestic deposits, as well as various foreign deposit insurance programs. For additional discussion, refer to Note 1 in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

If any of these depository institutions were to fail, and their assets were insufficient to cover deposits, or if governments did not take action to support deposits exceeding existing insurance limits, we could incur losses related to the uninsured balances. Such losses or delays in accessing funds could materially and adversely affect our liquidity, operating results, and financial condition.

Stock transactions may have a material, unpredictable impact on our operating results and may result in dilution to existing shareholders.

We have historically granted and expect to continue to grant stock-based compensation to employees and non-employee directors as a means of attracting and retaining highly qualified personnel. All stock-based awards are required to be recognized in our financial statements based on their grant date fair values. The amount recognized for stock-compensation expense could vary depending on a number of assumptions or changes.

Changes in subjective and probability-based assumptions can materially affect the estimates of the fair value of the awards and timing of recognition of stock-based compensation expense and, consequently, the related amount recognized in our consolidated statements of operations and comprehensive income (loss).

As we continue to mature, the incentives to attract, retain and motivate employees provided by our equity awards or by future arrangements may not be as effective as in the past. We may also issue equity securities to pay for acquisitions and grant stock-based awards to retain the employees of acquired companies. If we issue significant equity awards to attract additional employees or to retain our existing employees or those related to acquisitions, we could incur substantial additional stock-based compensation expense and the ownership of our existing shareholders would be further diluted, which could depress the market price of our stock.

Our financial performance is subject to risks associated with changes in the value of the U.S. dollar versus local currencies.

For international customers (whether current or potential) whose contracts are or would be denominated in U.S. dollars, the relative change in local currency values creates relative fluctuations in our product pricing. These changes in international end-user costs may result in lost orders and reduce the competitiveness of our products in certain foreign markets. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars, which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.

For non-U.S. dollar denominated sales, a weakening in foreign currencies relative to the U.S. dollar generally leads us to raise international pricing, potentially reducing demand for our products. Should we decide not to raise local prices to fully offset the U.S. dollar strengthening, the U.S. dollar value of our foreign currency denominated sales and earnings would be adversely affected. We do not currently engage in hedging activities related to fluctuations in foreign currency. Fluctuations in foreign currency may affect the U.S. dollar value of our foreign denominated assets and liabilities, including accounts receivable. As a result, amounts collected on foreign currency sales may be less than anticipated, reducing profitability.

We also import selected components that are used in the manufacturing of some of our products. Although our purchase orders are generally in U.S. dollars, a weakening of the U.S. dollar could increase component costs.

Unanticipated changes in our effective tax rate and additional tax liabilities could adversely affect our operating results and financial condition.

We are subject to income taxes in the United States and various other jurisdictions. Our effective tax rate could be impacted by changes in statutory tax rates, the geographic distribution of our earnings, and the application of top-up taxes introduced under global minimum tax regulations of the Organization for Economic Co-operation and Development ("OECD") framework. Our tax expense could also be impacted by changes in non-deductible expenses, excess tax benefits from stock option exercises and RSU vesting, adjustments to the valuation of deferred tax assets and liabilities, the applicability of withholding taxes, and changes in unrecognized tax benefits. Although we believe our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business. Our estimates are based on information available to us at the time we prepare the income tax provision.

We are subject to potential tax examinations in multiple jurisdictions. While we regularly evaluate new information and adjust our tax positions as appropriate, there is no guarantee that the outcome of these examinations will not adversely affect our operating results and financial condition.

Our tax provision could also be impacted by changes in U.S. federal, state, local, or international tax laws, including significant tax reforms targeting multinational corporations, and proposals by the current or future administrations.

Additionally, we may be subject to tax liabilities due to changes in income-based taxes resulting from changes in U.S. federal, state, local, or foreign tax laws, changes in tax jurisdictions' administrative interpretations, decisions, policies and positions, results of tax examinations, settlements or judicial decisions, changes in accounting principles, changes to our business operations, including acquisitions, as well as the evaluation of new information that results in a change to a tax position taken in a prior period.

Furthermore, recommendations from the OECD for a global minimum income tax and other changes are being implemented or considered in jurisdictions where we operate. While we believe enactment of the recommended framework in such jurisdictions will result in minimal impacts to our financial results in the near term, the impact of any new tax legislation may differ materially from our estimates due to future regulatory guidance or changes in our interpretations or assumptions.

Our revenue and operating results may fluctuate unexpectedly from quarter-to-quarter, which could impact our stock price.

Several factors, including some beyond our control, may affect our revenue and operating results, potentially causing our common stock price to fluctuate, including:

- budgetary cycles of municipal, state, and federal law enforcement and corrections agencies;

- market acceptance of our products and services;

- the timing of large domestic and international orders;

- the outcome of any existing or future litigation;

- adverse publicity surrounding our products, including product safety or use;

- changes in our sales mix;

- new product introduction costs;

- increases in raw material costs;

- changes in our operating expenses, including stock-based compensation expense;

- changes in foreign currency exchange rates, inflation, and interest rates;

- inventory obsolescence;

- changes in warranty reserves;

- existing or future tariffs;

- government shutdowns or lapses in federal appropriations; and

- regulatory changes that may affect the marketability of our products and services.

As a result of these and other factors, we believe that short-term period-to-period comparisons of our operating results may not provide meaningful insights, and our performance in a particular period may not be indicative of our performance in any future period. Additionally, fluctuations in our revenues and operating results could adversely affect the market price of our common stock.

Our profitability could suffer from declines in fair value or impairment of our investments, including our strategic investments, and could fluctuate if the fair values of our investments increase.

We invest a portion of available funds in a portfolio consisting of securities of various types. Our investments consist of both marketable and non-marketable securities. Investments in marketable securities are measured at fair value on a recurring basis. We generally have elected to apply the measurement alternative for non-marketable securities. Under the alternative, we measure investments without readily determinable fair values at cost, less impairment, adjusted by observable price changes and we assess for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our future investment income may fall short of expectations due to changes in interest rates, or due to certain inherent risks involved in investments in early-stage privately held companies. For example, we have recognized and may in the future recognize an unrealized loss on an investment if we determine that our carrying amount for an investment without a readily determinable fair value is not expected to be fully recovered, which would cause our earnings performance to suffer from such losses. Contrastingly, we have recorded and may in the future record an unrealized gain on an investment if we determine the fair value exceeds the carrying amount, which would increase volatility in our earnings performance.

Legal and Compliance Risks

We may face personal injury, wrongful death, product liability and other liability claims that could harm our reputation and adversely affect our business prospects, operating results and financial condition.

Third parties often use our CED products in aggressive confrontations that may result in serious, permanent bodily injury or death. Our CED products may be associated with these injuries. A person, or the family members of a person, injured or killed in a confrontation or otherwise in connection with the use of our products, may bring legal action against us to recover damages on the basis of a number of theories, including wrongful death, personal injury, negligent design, defective product, product performance issues, or inadequate warnings or training. We are currently subject to a number of such lawsuits and have been and may be in the future subject to significant adverse judgments and settlements. We may also be subject to lawsuits alleging criminal misuse of our products. We have no control over how our products are used by our customers or other end-users and cannot ensure they are used consistent with our specifications, design and warnings. While our products are designed to be non-lethal, we cannot guarantee they will be used in a manner consistent with their intended use and any misuse exposes us to litigation, reputational harm and controversy.

Although we maintain product liability insurance in amounts that we believe are reasonable, we may not be able to maintain such insurance on acceptable terms, if at all, and product liability claims could result in a potential award of monetary damages in excess of the amount of insurance coverage available to us. Because we manufacture and sell CEDs, insurance carriers may decide not to insure our products or our company in the future.

We also face exposure to class action lawsuits related to the design, performance, safety, pricing or advertising of our products. Such class action lawsuits could also result in substantial monetary judgments, defense costs, business distraction, reallocation of internal resources, injunctions related to the sale of products and reputational harm.

If successful, the aforementioned claims could result in adverse judgments or unfavorable settlements, significant legal expenses, the diversion of management's attention and resources, and reputational harm. The outcome of any litigation is inherently uncertain and there can be no assurance that our existing or any future litigation will not have a material adverse effect on our business prospects, operating results and financial condition.

Other litigation, government inquiries and regulatory actions may subject us to significant costs and judgments and divert management attention from our business.

We have been and could in the future be involved in litigation, government inquiries and regulatory matters relating to our products, contracts, employees and business relationships, including litigation against persons or entities we believe have infringed on our intellectual property, infringement litigation filed against us, litigation against a competitor, antitrust litigation, and enforcement actions filed against us. See discussion of litigation in Note 11 to the consolidated financial statements included in Part II, Item 8 of this Annual Report on Form 10-K for additional information.

Such matters have resulted, and are expected to continue to result in, substantial costs to us, including in the form of attorneys' fees and costs, damages, fines or other penalties, whether pursuant to an adverse judgment or settlement, and the diversion of management's attention, which could adversely affect our business prospects, operating results and financial condition.

We have in the past and may in the future be subject to intellectual property infringement and other claims, which could incur substantial litigation costs, result in significant damages awards, inhibit our use of certain technologies and divert management attention from our business.

Many companies own intellectual property rights that are directly or indirectly related to public safety technologies. These companies periodically demand licensing agreements or engage in litigation based on allegations of infringement or other violations of their patents, trademarks, copyrights or trade secrets. Some companies may also allege that their patents protect features essential to particular technical standards. Non-practicing entities may also hold patents that are directly or indirectly related to public safety technologies. These entities may seek compensation for perceived infringement of their patents, including by filing claims against us, regardless of the merit of any such claims. As we enter new markets, expand into new product categories, and otherwise offer new products, services and technologies, additional intellectual property claims may be filed against us by these companies, entities and other third parties. Our use of AI tools may also increase the likelihood of intellectual property claims. Intellectual property claims may also be filed against us as our current products, services and technologies gain additional market share.

If our products, services or technologies were found to infringe a third party's proprietary rights, we could be forced to discontinue use of the protected technology or enter into costly royalty or licensing agreements to be able to sell our products, services or technologies. Such royalty and licensing agreements may not be available on terms acceptable to us or at all. We could also be required to pay substantial damages, fines or other penalties, indemnify customers or distributors, cease the manufacture, use or sale of infringing products or processes and/or expend significant resources to develop or acquire non-infringing technologies. Our suppliers may not provide, or we may not be able to obtain, intellectual property indemnification sufficient to offset all damages, fines or other penalties resulting from any claims of intellectual property infringement brought against us or our customers. Our efforts to identify relevant intellectual property rights may not identify all potential rights holders. Rights holders may demand payment for past infringements and/or force us to accept costly license terms or discontinue use of protected technology and/or works of authorship that may include, for example, photos, videos and software. Our development and sale of software-based products, including that which is related to AI or virtual reality, further increases this risk.

If we are unable to protect our intellectual property, the value of our brands and products may decrease and we may lose our competitive market advantage.

Our future success depends upon our proprietary technology. Our protective measures for this proprietary technology include patents, trademarks, copyrights and trade secret protection. However, these protective measures, as well as our efforts to pursue such protective measures, may prove inadequate. In certain countries, the value of intellectual property protection may not be apparent until after such protection can no longer be pursued. As such, our intellectual property protection may not extend to all countries in which our products are distributed or will be distributed in the future. Though we work to protect our innovations, we may not be able to obtain protection for certain innovations, including certain software-based products. Furthermore, any use of AI tools to create content or code that may be incorporated into our products or services may also impact our ability to obtain or successfully defend certain intellectual property rights. The scope of any patent protection we have obtained, or may obtain, may not prevent others from developing and selling competing products. Despite our efforts, any intellectual property protection we obtain may be later determined to be insufficient or ineffective.

Our protective measures may prove inadequate for reasons outside of our control. Varying intellectual property laws across countries may lead to differences in protection between such countries. In certain countries in which our products are distributed, the ability to effectively enforce intellectual property rights may be limited or unavailable. Patent requirements differ by country and certain domestic or international laws may prohibit us from satisfying these requirements, creating a risk that some of our international patents may become unenforceable. Patents for older technologies, such as those first introduced in our TASER M26 CED and TASER X26 CED, have expired or will expire due to statutory limits on patent terms. Despite policies and efforts to maintain secrecy of trade secrets and other confidential information, such information could be compromised by employees, partners or other third parties.

Once established, there is no guarantee that our intellectual property rights will remain in force. Issued patents may be challenged or re-examined and ruled invalid or unenforceable. Our registered trademarks may also be diminished or lost. For example, there is a risk that our "TASER" trademark could become synonymous with the general product category of "conducted energy devices" resulting in claims of genericness that could interfere with our enforcement efforts and create customer confusion as to product source. The right to stop others from misusing our trademarks and service marks in commerce depends, in part, on our ability to show enforcement of these rights. Our efforts to stop improper use, if ineffective, may lead to the loss of trademark and service mark rights, brand loyalty and notoriety among our customers and prospective customers.

Regardless of the outcome, the prosecution of patent and other intellectual property claims is both costly and time-consuming. Unauthorized use of our proprietary technology could divert our management's attention from our business and could result in a material adverse effect on our business prospects, operating results and financial position.

We may be unable to enforce patent rights internationally, which may limit our ability to prevent our product features from being used by competitors in some foreign jurisdictions.

Our U.S. patents protect us from the importation of infringing products into the United States. We have filed applications for patents in foreign countries; however, these may be inadequate to protect markets for our products in these foreign countries. Each patent is examined and granted according to the law of the country where it was filed regardless of whether a U.S. patent on similar technology was granted. Certain foreign countries have patent working requirements that require a patent owner to practice a patented invention within the respective country. A patent in a foreign country may be subject to cancellation, forfeiture, compulsory license or other penalty if the claimed invention has not been worked in that country. Meeting the requirements of working an invention differs by country and ranges from sales in the country to manufacturing in the country. U.S. export law, or the laws of some foreign countries, may prohibit us from satisfying the requirements for working the invention, creating a risk that some of our international patents may become unenforceable. In a country in which we do not have a patent or a country in which our patent in that country is unenforceable or unenforced, other companies and makers of similar products may be able to copy our products or features of our products without consequence, thus limiting our ability to capture market share or protect our technology, which could materially harm our business prospects and operating results.

The use of open-source software in our products, services and technologies may expose us to additional risks and harm our intellectual property.

Open-source software is typically freely accessible, usable and modifiable. Certain open-source software licenses require a user who distributes the open-source software as a component of the user's software to disclose publicly part or all of the source code to the user's software or require the user of such software to make any derivative works of the open-source code available to others on potentially unfavorable terms or at no cost. The terms of many open-source licenses have not been interpreted by courts, and there is a risk that those licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our products, services and technologies. In that event, we could be required to seek licenses from third parties to continue offering our products, to re-develop our products, to discontinue sales of our products or to release our proprietary software code under the terms of an open-source license, any of which could harm our business.

Although we aim to avoid the use of open-source software in our products, services and technologies, and otherwise only use open source software available under permissive open source licenses, it is possible that other manners of use, including those that a third party may allege to be in breach of a corresponding open source license, may have inadvertently occurred in deploying our products, services and technologies. If a third party software provider has incorporated certain types of open-source software into software we license from such third party for our products, services and technologies without our knowledge, we could be required to disclose the source code to our products, services and technologies. This could harm our intellectual property position as well as our business prospects, operating results and financial condition.

A variety of new and existing laws and/or interpretations could materially and adversely affect our business.

We are subject to a variety of laws and regulations in the United States and abroad that involve matters central to our business, including laws and regulations related to: privacy, data protection, security, retention and deletion; rights of publicity; content; intellectual property; regulation of certain of our CEDs as firearms; advertising; marketing; distribution; electronic contracts and other communications; competition; consumer protection; telecommunications; product liability; taxation; labor and employment; sustainability; economic or other trade prohibitions or sanctions; securities; and online payment services. The introduction of new products and expansion of our activities in certain jurisdictions, including through acquisitions, and other actions that we may take, may subject us to additional laws, regulations or other government scrutiny. There are several legislative proposals in the United States, at both the federal and state level, that could impose new obligations in areas affecting our business. In addition, foreign privacy, data protection, content, competition, sustainability and other laws and regulations can impose different obligations or be more restrictive than those in the United States.

These U.S. federal and state and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. New laws and regulations (or new interpretations of existing laws and regulations) could materially and adversely affect our business.

The cost of compliance with these laws and regulations is high and is likely to increase in the future. Additionally, these laws and regulations, or any associated inquiries or investigations or other government actions, have in the past and may in the future delay or impede the development of new products, result in negative publicity, cause customers to delay purchases, require significant management time and attention, cause us to change our business practices, and subject us to remedies that may harm our business, including civil or criminal liability, such as fines, demands or orders that we modify or cease existing business practices. For additional details, refer to "Item 1. Business – Governmental Regulation" in this Annual Report on Form 10-K for the year ended December 31, 2025.

Uncertainties with complex U.S. federal, state and local and foreign procurement laws and regulations of governments could cause us to incur costs, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

We have entered and will enter into contracts with U.S. federal, state and local governments and foreign governments. This subjects us to various statutes and regulations applicable to companies doing business with governments, including the Federal Acquisition Regulation ("FAR"). We must comply with laws and regulations relating to the formation, administration and performance of U.S. federal, state and local and foreign government contracts. These laws and regulations govern how we conduct business with government customers.

Recently issued executive orders are intended to (i) simplify and accelerate the procurement process through a review and restructuring of the FAR, and its supplements and (ii) modernize defense acquisitions by promoting commercial solutions, innovative acquisition authorities, and other existing streamlined processes. Among the actions directed is a review of major defense acquisition programs that are more than 15% behind schedule or over budget, including identifying any programs for potential cancellation. Should the U.S. government review one or more major defense programs in which we provide products and/or services, and such review leads to a full or partial cancellation of one of these programs, it could have an adverse effect on our business, financial condition, results of operations and cash flows.

We are subject to evolving corporate governance and public disclosure regulations and expectations that could expose us to numerous risks.

We are subject to changing rules and regulations promulgated by several governmental and self-regulatory organizations, including the SEC, the Nasdaq Stock Market and the FASB. These rules and regulations continue to evolve in scope and complexity with many new requirements arising from laws enacted by Congress, making compliance more difficult and uncertain. In addition, certain regulators, customers, investors, employees and other stakeholders are focusing on environmental, social and governance ("ESG") matters and related disclosures, while other ESG-related practices have also been increasingly subject to political controversy in the United States. These changing rules, regulations and stakeholder expectations have resulted in, and are likely to continue to result in, increased general and administrative expenses and increased management time and attention spent complying with or meeting such regulations and expectations. For example, developing and acting on initiatives within the scope of ESG, and collecting, measuring and reporting ESG-related information and metrics can be costly, difficult and time-consuming and is subject to evolving reporting standards, including the UK Modern Slavery Act and the European Union's Corporate Sustainability Reporting Directive.

Additionally, unfavorable perception regarding our social initiatives, governance practices, diversity initiatives, the perceived or actual impacts of our products and services, environmental policies or other concerns of our stakeholders (which could conflict with the expectations of other stakeholders) could adversely affect our reputation. Any negative effect on our reputation could have an adverse effect on the size of our customer base, which could adversely affect our business and financial results. We have been, and may be in the future, subject to informal private or public inquiries and formal proxy proposals by activists urging us to take certain corporate actions related to ESG matters, which may not be aligned with our best interests. These activities may adversely affect our business in a number of ways, since responding to inquiries or proposals can be costly, time-consuming, and disruptive to our operations and could meaningfully divert our resources, including the attention of our management team and our employees.

We may also communicate certain initiatives and goals, regarding environmental matters, diversity, responsible sourcing and social investments and other ESG-related matters, in our SEC filings or in other public disclosures. These initiatives and goals may be difficult and expensive to implement, the technologies needed to implement them may not be cost effective and may not advance at a sufficient pace, and we could be criticized for the accuracy, adequacy or completeness of the disclosure. Further, statements about our ESG-related initiatives and goals, and progress against those goals, may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. In addition, we could be criticized for the scope or nature of such initiatives or goals or for any revisions to these goals. Given the dynamic nature of ESG expectations, standards and regulations, which may change over time, we may from time to time need to update or otherwise revise our current practices, initiatives and goals, including in response to legislative or legal developments. If our ESG-related data, processes and reporting attract controversy, if such data, processes or reporting are or are perceived to be incomplete or inaccurate, or if we fail to progress towards our ESG-related goals on a timely basis, or at all, we may be exposed to potential liability or litigation, and our reputation, business, financial performance and growth could be adversely affected.

Our amended and restated bylaws include exclusive forum provisions that could increase costs to bring a claim, discourage claims or limit the ability of our shareholders to bring a claim in a judicial forum viewed by shareholders as more favorable for disputes.

Our amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Chancery Court of the State of Delaware will be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or of our certificate of incorporation or our bylaws; or (iv) any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine. In addition, our bylaws also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claim arising under the Securities Act. The exclusive forum provision in our bylaws does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The choice of forum provision may increase costs to bring a claim, discourage claims or limit a shareholder's ability to bring a claim in a judicial forum viewed by the shareholder as more favorable for disputes with Axon or Axon's directors, officers or other employees, which may discourage such lawsuits against Axon or Axon's directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Risks Related to our Indebtedness

Fulfilling our debt obligations requires significant cash resources, which may exceed our available cash flow.

Our ability to meet our debt obligations, including making, scheduled principal and interest payments or refinancing obligations, depends on our future performance and external factors beyond our control. If our business fails to generate sufficient cash flow from operations to meet these obligations and fund capital expenditures, we may be required to adopt alternatives (for example, asset sales, debt restructuring or equity financing) that may be on unfavorable or dilutive terms. Further, our ability to refinance our indebtedness will depend on market conditions and our financial standing at such time, which may be unfavorable. If we are unable to identify or pursue acceptable alternatives on commercially reasonable terms, we could be unable to meet our debt obligations, which could result in a default.

The 2027 Note Hedge and Warrant transactions may impact the value of our common stock.

In connection with the pricing of the 2027 Notes, we entered into 2027 Note Hedge transactions and Warrant transactions with the option counterparties. The 2027 Note Hedge transactions were intended to reduce the potential dilution to our common stock upon any conversion of the 2027 Notes and offset any cash payments we are required to make in excess of the principal amount of converted Notes. We entered into agreements with the counterparties to our 2027 Note Hedge transactions in March 2025 to leave the 2027 Note Hedge transactions outstanding until the original maturity of the 2027 Notes in respect of the 2027 Notes we exchanged in March 2025. Further, we unwound a portion of the Note Hedge and Warrant transactions corresponding to the principal amount of the 2027 Notes that we exchanged in December 2025. As of the date of filing this Annual Report on Form 10-K, a portion of the 2027 Note Hedge and Warrant transactions were still outstanding, notwithstanding the extinguishment of our 2027 Notes. As a result, the Warrant transactions could have a dilutive effect on our common stock to the extent that the market price per share of our common stock exceeds the strike price of the Warrants.

Additionally, the option counterparties or their affiliates may adjust their hedge positions by entering into or unwinding various derivatives linked to our common stock, or by buying or selling our common stock or other securities in secondary market transactions. Such actions could cause fluctuations in the market price of our common stock, potentially causing it to rise or fall.

If any of the 2027 Note Hedge or Warrant transactions do not perform as anticipated, counterparties may unwind their positions, which could adversely affect our stock price.

The effect of these transactions and related activities on the market price of our common stock will depend in part on market conditions and other factors beyond our control, and their impact cannot be ascertained at this time. Any of these activities could adversely affect the value of our common stock.

We are exposed to counterparty risk with respect to the 2027 Note Hedge transactions.

The option counterparties for the 2027 Note Hedge transactions are financial institutions, and we face the risk that any or all of them might default on their obligations under these transactions. Our exposure to this credit risk is unsecure, as the option counterparties have not secured their obligations by any collateral.

If an option counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure under the 2027 Note Hedge transactions at that time. Our exposure will depend on many factors, including an increase in the market price and volatility of our common stock. A counterparty default could also have tax consequences and could increase dilution relative to our current expectations. We cannot provide assurances as to the financial stability or solvency of the option counterparties, and any default could materially and adversely affect our financial results.

Our indebtedness contains restrictive covenants that could limit our operational flexibility and adversely affect the value of our common stock.

Our revolving credit facility, and the indentures governing our 2030 Notes and 2033 Notes (collectively, the "Notes") impose certain restrictions on our ability to, among other matters, incur additional debt and liens, make distributions to our shareholders in certain circumstances, dispose of assets and enter into mergers, consolidations and transfers of all or substantially all of our assets. In addition, the revolving credit facility requires us to maintain specified financial ratios and satisfy other financial condition tests. Further, following certain change of control events, we would be required to offer to repurchase the Notes, and such events would also constitute an event of default under our revolving credit facility.

These limitations may restrict our ability to operate our business, pursue strategic transactions, or otherwise respond to changing business or economic conditions. Consequently, compliance with these covenants could adversely affect our business and the value of our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

<u>Cybersecurity Risk Management and Strategy</u>

Our business depends on the secure and reliable operation of our information systems, which support operations, communications, supply chain management, billing, accounting, and other critical functions. We collect, process, store, and transmit personally identifiable and other sensitive information relating to employees, customers, third parties, and, in certain cases, subjects of law enforcement, and must protect its confidentiality, integrity, and availability.

We maintain a formal cybersecurity and information security program that incorporates recommendations from recognized frameworks and standards, including ISO, SOC 2, CJIS, FedRAMP, and NIST. The Information Security team oversees the program, which is designed to identify, prevent, detect, respond to, and remediate cybersecurity vulnerabilities and incidents.

To manage cybersecurity risk and support regulatory compliance and system availability, we undertake activities including monitoring evolving data protection laws; maintaining internal and customer-facing policies; providing regular employee training, including phishing simulations; requiring employees and service providers to safeguard data; conducting risk-based diligence and oversight of third-party vendors; performing periodic risk assessments, vulnerability scans, penetration testing, and tabletop exercises; updating security technologies; and maintaining cybersecurity insurance coverage.

<u>Third Party Monitoring and External Reviews</u>

We engage third-party technology providers to support the protection of our information systems and networks. These services include vulnerability assessments, incident response support such as computer forensics, internal and external audits for security certifications, and broader evaluations of program maturity. Material findings, significant control weaknesses, and key recommendations arising from these activities are reported to the Enterprise Risk and Compliance Committee of the Board of Directors of the Company ("ERC Committee").

<u>Cybersecurity Management Team</u>

The Company's cybersecurity and information security program, including data privacy, is led by the Chief Information Security Officer ("CISO"), who oversees the Company's global information security function. The current CISO has more than 20 years of experience in information technology and information security, including leadership roles at Netflix, Salesforce, and Facebook, and has served as the Company's CISO since February 2024. He holds a Master of Science in Information Assurance and relevant industry certifications.

The CISO attends quarterly meetings of the Disclosure Committee and the ERC Committee and provides updates regarding the Company's cybersecurity risk profile, program maturity, significant developments, and related disclosures included in the Company's filings with the SEC.

The CISO, together with the Information Security team, leads the Security Incident Response Team, which investigates suspected cybersecurity threats and incidents. In the event of a potentially material cybersecurity incident, senior leadership, including the Chief Legal Officer, Chief Accounting Officer, Chief Operating Officer, Chief Financial Officer, and other appropriate members of management, participate in the response and assessment process.

<u>Board Oversight</u>

The Board of Directors oversees data and systems protection, including cybersecurity risk. The Audit Committee reviews significant legal, compliance, or regulatory matters that may materially impact the Company and consults with the ERC Committee on matters involving cybersecurity, data privacy, or information technology. The Chair of the ERC Committee also serves on the Audit Committee, facilitating coordination between the committees.

The ERC Committee oversees the Company's enterprise risk management framework, including cybersecurity risk. The Information Security team and CISO report to the ERC Committee at least quarterly regarding cybersecurity risks, emerging threats, and the status of the Company's cybersecurity program. The ERC Committee provides updates to the Board of Directors.

Incident Response and Assessment Policies and Procedures

The Company maintains an incident response plan that establishes defined roles and responsibilities and includes disclosure controls and procedures for assessing the materiality of cybersecurity events.

In the event of a potentially material cybersecurity incident, the Security Incident Response Team, under the direction of the Chief Legal Officer, evaluates relevant quantitative and qualitative factors, including incidents affecting third-party systems. The Team reports its findings to the Chair of the ERC Committee. If further review is warranted, the Audit Committee is convened, with members of the ERC Committee invited, to determine materiality consistent with SEC guidance. Incidents determined not to be material are reported to the ERC Committee at its next scheduled meeting.

To date, the Company has not identified risks from known cybersecurity threats, including prior incidents, that have materially affected its operations, business strategy, results of operations, or financial condition. The Company faces ongoing cybersecurity risks that, if realized, could materially affect the Company. Additional information is provided in Item 1A of Part I of this Annual Report on Form 10-K.

Item 2. *Properties*

Our primary corporate headquarters are spread across seven facilities and approximately 900,000 square feet in the Phoenix, Arizona metropolitan area. We have more than 30 leased locations spread across nine states domestically and over 15 countries internationally. These locations include manufacturing and research space, as well as sales and administrative offices. Our largest manufacturing and research spaces are located in Arizona, while our largest sales and administrative offices are located in Arizona, Washington, and Massachusetts. Because Axon is a global enterprise with substantial inter-segment cooperation, the majority of our locations support both of our reportable segments.

We believe our existing facilities are well maintained and in good operating condition. We also believe we have adequate manufacturing capacity for our existing product lines. To the extent that we continue to grow and introduce new products in the future, we will need to acquire additional facilities to locate the associated production lines. However, we believe we can acquire or lease such facilities on reasonable terms. We continue to make investments in capital equipment as needed to meet anticipated demand for our products.

Item 3. *Legal Proceedings*

See discussion of litigation in Note 11 included in Part II, Item 8 of this Annual Report on Form 10-K, which discussion is incorporated by reference herein.

Item 4. *Mine Safety Disclosures*

None.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is quoted under the symbol "AXON" on The NASDAQ Stock Market LLC. As of February 18, 2026, there were 181 holders of record of our common stock. To date, we have not declared or paid cash dividends on our common stock. We do not intend to pay cash dividends in the foreseeable future.

Issuer Purchases of Equity Securities

In February 2016, our Board of Directors authorized a stock repurchase program to acquire up to $50.0 million of our outstanding common stock subject to stock market conditions and corporate considerations. The stock repurchase program does not have a stated expiration date. As of December 31, 2025, $16.3 million remained available under the plan for future purchases.

During the year ended December 31, 2025, holders of our 2027 Notes converted approximately $4.6 million principal amount and we issued 13,374 shares of our common stock. In connection with these conversions, we exercised call options under our 2027 Note Hedge and received 13,207 shares of our common stock.

Stock Performance Graph

The following stock performance graph compares the performance of our common stock to the NASDAQ Composite Index and S&P 500 Index.

The graph covers the period from December 31, 2020 to December 31, 2025. The graph assumes that the value of the investment in our stock and in each index was $100 at December 31, 2020, and that all dividends were reinvested. We do not pay dividends on our common stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Axon Enterprise, Inc., the NASDAQ Composite Index, and the S&P 500 Index

	2020	2021	2022	2023	2024	2025
Axon Enterprise, Inc.	$ 100.00	$ 128.13	$ 135.40	$ 210.78	$ 484.86	$ 463.27
NASDAQ Composite	100.00	122.18	82.43	119.22	154.48	187.14
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16

Item 6.   *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") provides the perspective of our management on our financial condition, results of operations, liquidity and certain other factors that may affect our future results. MD&A should be read in conjunction with the other sections of this Annual Report on Form 10-K. The discussion includes references to non-GAAP financial measures, such as adjusted gross margin, which supplement our GAAP results by providing additional insight into our financial and operational performance. For definitions and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, refer to "Non-GAAP Measures" within this Annual Report on Form 10-K. The various sections of our MD&A contain forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this filing.

MD&A discusses our results of operations for the year ended December 31, 2025 as compared to the year ended December 31, 2024. For discussion of the year ended December 31, 2024 as compared to the year ended December 31, 2023, refer to MD&A included in Part II, Item 7 of our amended 2024 Annual Report on Form 10-K/A for the year ended December 31, 2024, filed with the SEC on May 7, 2025.

Overview

Axon is a technology company that provides integrated hardware and software solutions. Our products and services allow customers across the public and private sector to capture and use critical data to support fully-connected operational workflows. Our trusted network seamlessly integrates software and hardware with a range of connected devices, including TASER energy devices, cameras and sensors, drones and robotics, cloud-based evidence management, records management, real-time operations software, critical incident and emergency response systems, immersive training, and productivity tools – all enhanced by AI.

During the year ended December 31, 2025, we realigned our business into two reportable segments, Connected Devices and Software and Services (the "Segment Realignment"). As a result of the Segment Realignment, we have recast our segment and other relevant disclosures for the year ended December 31, 2024 to conform to the new presentation.

Our revenues for the year ended December 31, 2025 were $2.8 billion, an increase of $697.0 million, or 33.5%, from the year ended December 31, 2024. We had loss from operations of $62.1 million for the year ended December 31, 2025, compared to income from operations of $58.5 million for the same period in the prior year. Gross margin dollars increased $416.7 million and increased as a percentage of revenue to 59.7% from 59.6% compared to the year ended December 31, 2024. Adjusted gross margin decreased to 62.6% for the year ended December 31, 2025 compared to 63.2% for the year ended December 31, 2024. The decrease was primarily driven by global tariffs and a higher mix of Platform Solutions revenue. Operating expenses increased by $537.4 million, reflecting increased headcount to support business growth and stock-based compensation expense. Net income of $124.7 million included net realized and unrealized gains of $186.4 million related to our strategic investments and a $105.7 million tax benefit, partially offset by a net realized and unrealized loss of $46.4 million related to our marketable securities, inducement expense of $38.9 million associated with the early repurchase of a portion of our 2027 Notes, and interest loss, net of $18.8 million. Net income of $377.0 million for the year ended December 31, 2024 included net realized and unrealized gains of $162.9 million related to our strategic investments, a net unrealized gain of $120.3 million related to our marketable securities, and interest income, net of $36.6 million.

Results of Operations

The following table presents data from our consolidated statements of operations and comprehensive income as well as the percentage relationship to total net sales of items included in our consolidated statements of operations and comprehensive income (dollars in thousands):

	Year Ended December 31,			
	2025		**2024**	
Net sales from products	$ 1,576,864	56.7 %	$ 1,221,292	58.6 %
Net sales from services	1,202,672	43.3	861,234	41.4
Net sales	2,779,536	100.0	2,082,526	100.0
Cost of product sales	809,303	29.1	618,136	29.7
Cost of service sales	312,108	11.2	223,010	10.7
Cost of sales	1,121,411	40.3	841,146	40.4
Gross margin	1,658,125	59.7	1,241,380	59.6
Operating expenses:				
Selling, general and administrative	1,035,893	37.3	741,247	35.6
Research and development	684,308	24.6	441,593	21.2
Total operating expenses	1,720,201	61.9	1,182,840	56.8
Income (loss) from operations	(62,076)	(2.2)	58,540	2.8
Interest income	75,431	2.7	43,693	2.1
Interest expense	(94,238)	(3.4)	(7,098)	(0.3)
Other income, net	99,857	3.6	286,369	13.8
Income before provision for income taxes	18,974	0.7	381,504	18.4
Provision for (benefit from) income taxes	(105,682)	(3.8)	4,470	0.2
Net income	$ 124,656	4.5 %	$ 377,034	18.2 %

The following table presents our revenues disaggregated by geography (dollars in thousands):

	Year Ended December 31,			
	2025		**2024**	
United States	$ 2,305,012	83 %	$ 1,775,194	85 %
Other countries	474,524	17	307,332	15
Total	$ 2,779,536	100 %	$ 2,082,526	100 %

International revenue increased compared to the prior year 2024 comparative period, primarily driven by increased sales in our Americas region.

Net Sales

Net sales by product line were as follows (dollars in thousands):

	Year Ended December 31,				Dollar Change	Percent Change
	2025		2024			
Connected Devices segment:						
TASER [1]	$ 913,883	32.9 %	$ 750,141	36.0 %	$ 163,742	21.8 %
Personal Sensors [2]	397,035	14.2	316,938	15.2	80,097	25.3
Platform Solutions [3]	265,946	9.6	154,213	7.4	111,733	72.5
Total Connected Devices segment	1,576,864	56.7	1,221,292	58.6	355,572	29.1
Total Software and Services segment	1,202,672	43.3	861,234	41.4	341,438	39.6
Total net sales	$2,779,536	100.0 %	$2,082,526	100.0 %	$ 697,010	33.5 %

[1] 'TASER' includes TASER handles, cartridges and related extended warranties.

[2] 'Personal Sensors' primarily includes body cameras and accessories, signal sidearm, and related extended warranties.

[3] 'Platform Solutions' primarily includes fleet in-car video, interview room, fixed cameras, drones and counter-drone equipment, virtual reality training hardware, and related extended warranties.

Net sales for the Connected Devices segment increased 29.1% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The increase of $163.7 million in TASER is primarily driven by higher TASER 10 handle and cartridge volume. Personal Sensors increased $80.1 million, which was primarily driven by the continued adoption of our newest body camera, AB4, and higher warranty revenue from more devices in the field. The $111.7 million increase in Platform Solutions is primarily driven by higher volume for counter-drone equipment, virtual reality training, and fleet systems.

Net sales for the Software and Services segment increased 39.6% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. The increase in the aggregate number of users and growing adoption of our premium add-on features by existing customers drove the majority of the increase of $341.4 million.

Gross Margin

As a percentage of net sales, gross margin for the Connected Devices segment decreased to 48.7% from 49.4% for the years ended December 31, 2025 and 2024, respectively. Adjusted gross margin for the Connected Devices segment was 51.2% for the year ended December 31, 2025, compared to 53.6% for the year ended December 31, 2024. The decrease in gross margin and adjusted gross margin is primarily driven by higher mix of Platform Solutions revenue and global tariffs.

As a percentage of net sales, gross margin for the Software and Services segment decreased to 74.0% from 74.1% for the years ended December 31, 2025 and 2024, respectively. The decrease was primarily driven by higher stock-based compensation expense and acquired intangibles amortization. Adjusted gross margin for the Software and Services segment increased to 77.5% for the year ended December 31, 2025, compared to 76.8% for the year ended December 31, 2024. The increase was primarily driven by higher software mix.

Selling, General and Administrative Expenses

SG&A expenses (dollars in thousands):

	Year Ended December 31,			Dollar Change	Percent Change
	2025	2024			
Total selling, general and administrative expenses	$ 1,035,893	$ 741,247	$ 294,646		39.8 %
As a percentage of net sales	37.3 %	35.6 %			

We incurred non-recurring severance costs during the three months ended December 31, 2025 of $28.7 million, which consisted of stock-based compensation, cash payments and employee benefits.

Stock-based compensation expense, excluding the impact of non-recurring severance costs, increased $127.8 million in comparison to the prior year December 31, 2024 comparable period, which was primarily related to an increase in headcount and a full year of expense recognized in the current year for grants of Employee XSP and the CEO Performance Award (as defined below), compared to a partial year of expense recognized in the prior year.

Salaries, benefits and bonus expense, excluding the impact of non-recurring severance costs, increased $73.2 million in comparison to the prior year December 31, 2024 comparable period, which was primarily attributable to an increase in headcount and higher wages.

Sales and marketing expense increased $17.5 million in comparison to the prior year December 31, 2024 comparable period, which was primarily attributable to increased commissions.

Other SG&A expenses increased $47.4 million in comparison to the prior year, partially driven by $11.9 million in increased travel expenses. Further increases were driven by litigation and regulatory costs, as well as professional and consulting costs.

Research and Development Expenses

R&D expenses (dollars in thousands):

	Year Ended December 31,		Dollar Change	Percent Change
	2025	2024		
Total research and development expenses	$ 684,308	$ 441,593	$ 242,715	55.0 %
As a percentage of net sales	24.6 %	21.2 %		

We incurred non-recurring severance costs during the three months ended December 31, 2025 of $1.1 million, which consisted of stock-based compensation, cash payments and employee benefits.

Stock-based compensation expense, excluding the impact of non-recurring severance costs, increased $106.6 million in comparison to the prior year December 31, 2024, which was primarily related to an increase in headcount and a full year of expense recognized in the current year for grants of Employee XSP and the CEO Performance Award (as defined below), compared to a partial year of expense recognized in the prior year.

Salaries, benefits, and bonus expense, excluding the impact of non-recurring severance costs, increased $78.7 million in comparison to the prior-year December 31, 2024, which was primarily attributable to an increase in headcount and higher wages.

Other R&D expenses increased $56.3 million in comparison to the prior year December 31, 2024, partially driven by an increase in professional and consulting expenses of $24.9 million related to the development of new products.

Interest Income (Loss), Net

Interest income (loss), net, was as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Interest income [1]	$ 75,431	$ 43,693
Interest expense [2]	(94,238)	(7,098)
Total interest income (loss), net	$ (18,807)	$ 36,595

[1] Interest income increased in comparison to the year ended December 31, 2024 comparable period primarily as a result of higher balances of available-for-sale securities during the year.

[2] Interest expense increased in comparison to the year ended December 31, 2024 comparable period primarily as a result of the issuance of the Senior Notes in March 2025, as discussed further within Note 10.

Other Income, Net

Other income, net, was as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Realized and unrealized gain on fair value adjustments of strategic investments, net [1]	$ 186,392	$ 162,887
Realized and unrealized gain (loss) on marketable securities, net [2]	(46,422)	120,330
Loss on foreign currency transactions, net	(1,454)	3,463
Induced conversion of convertible debt [3]	(38,868)	—
Other, net	209	(311)
Other income, net	$ 99,857	$ 286,369

[1] Reflects the net realized and unrealized gain associated with our strategic investments during the years ended December 31, 2025 and December 31, 2024, as discussed within Note 7.

[2] Reflects the net realized and unrealized gain (loss) on marketable securities during the years ended December 31, 2025 and December 31, 2024, as discussed within Note 3.

[3] Reflects the inducement expense associated with the early repurchase of a portion of our 2027 Notes in both the first and fourth quarters of 2025, as discussed further within Note 10.

Provision for Income Taxes

The effective tax rate was (557.0)% for the year ended December 31, 2025, compared to 1.2% for the year ended December 31, 2024. The change is primarily attributable to the net tax benefit related to stock-based compensation and R&D tax credits, partially offset by increased unrecognized tax benefits. The overall change in the effective tax rate also reflects the impact of lower pre-tax book income in the current period, which magnifies the relative effect of permanent adjustments.

Provision for (benefit from) income taxes and effective tax rates were as follows (dollars in thousands):

| | Year Ended December 31, | | |
	2025	2024	Change
Income before provision for income taxes	$ 18,974	$ 381,504	$ (362,530)
Provision for (benefit from) income taxes	(105,682)	4,470	(110,152)
Effective tax rate	(557.0)%	1.2 %	

Net Income

We recorded net income of $124.7 million for the year ended December 31, 2025 compared to net income of $377.0 million for the year ended December 31, 2024. Net income per basic share was $1.60 and diluted net income per share was $1.51 for the year ended December 31, 2025, compared to net income per basic share of $4.98 and diluted net income per share of $4.80 for the year ended December 31, 2024.

The reduction in net income when compared to the prior period is partially driven by a loss from operations of $62.1 million for the year ended December 31, 2025 compared to income from operations of $58.5 million for the year ended December 31, 2024. This loss from operations was primarily driven by stock-based compensation expense and increased headcount to support business growth. Further drivers of the reduction in net income include our net realized and unrealized loss of $46.4 million related to our marketable securities, inducement expense of $38.9 million associated with the early repurchase of a portion of our 2027 Notes, and interest loss, net of $18.8 million, among other items.

Non-GAAP Measures

We utilize certain non-GAAP financial measures such as EBITDA, adjusted EBITDA, and adjusted gross margin as defined below to enhance understanding of our financial results and related measures. We have adjusted for expenses that we believe are not indicative of our core operating results, including stock-based compensation expense and amortization of acquired intangible assets. To improve comparability, prior periods have been conformed to the current period presentation. Our management uses these non-GAAP financial measures in evaluating our operating performance in comparison to prior periods. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance, and when planning and forecasting our future periods. A reconciliation of GAAP to the non-GAAP financial measures is presented below.

- EBITDA (most comparable GAAP measure: Net income) – Earnings before interest expense, investment interest income, income taxes, depreciation and amortization.

- Adjusted EBITDA (most comparable GAAP measure: Net income) – Earnings before interest expense; investment interest income; income taxes; depreciation; amortization; noncash stock-based compensation expense; fair value adjustments related to strategic investments, marketable securities, and mark-to-market on our non-qualified deferred compensation liabilities; debt inducement expense associated with the early repurchase of a portion of our 2027 Notes; non-recurring severance costs, including employee cash payments, equity, and related benefits; transaction and integration costs related to strategic investments and acquisitions, including the change in fair value of contingent consideration arrangements; payroll taxes related to Employee XSP vesting and 2018 CEO Performance Award option exercises; costs (or subsequent recoveries of prior costs) related to certain legal or regulatory matters we consider outside of our core operating activities; losses incurred as a result of the disposal, abandonment, and impairment of property, equipment and intangible assets; and inventory step-up amortization related to acquisitions.

- Adjusted gross margin (most comparable GAAP measure: Gross margin) – Gross margin before noncash stock-based compensation expense; amortization of acquired intangible assets; non-recurring severance costs, including employee cash payments, equity, and related benefits; payroll taxes related to Employee XSP vesting; and inventory step-up amortization related to acquisitions.

Although these non-GAAP financial measures are not consistent with GAAP, management believes investors will benefit by referring to these non-GAAP financial measures when assessing our operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

- these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to our GAAP financial measures;

- these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, our GAAP financial measures;

- these non-GAAP financial measures should not be considered to be superior to our GAAP financial measures; and

- these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this 2025 Annual Report on Form 10-K were prepared under a comprehensive set of rules or principles.

EBITDA and adjusted EBITDA reconcile to net income as follows (in thousands):

	Year Ended December 31,	
	2025	**2024**
Net income	$ 124,656	$ 377,034
Depreciation and amortization	86,789	56,815
Interest expense	94,238	7,098
Investment interest income	(75,431)	(43,693)
Provision for (benefit from) income taxes	(105,682)	4,470
EBITDA	124,570	401,724
Non-GAAP adjustments:		
Stock-based compensation expense	610,151	382,604
Unrealized and realized (gains) on investments and marketable securities, net	(134,658)	(189,277)
Realized (gains) on previously held minority interests acquired in business combinations, net	(2,193)	(93,940)
Debt inducement expense	38,868	—
Severance costs [(1)]	31,816	—
Transaction costs related to strategic investments and acquisitions	15,588	15,249
Payroll taxes related to Employee XSP vesting and 2018 CEO Performance Award option exercises	14,768	2,645
Litigation and regulatory costs	9,579	1,761
Loss on disposal, abandonment, and impairment of property, equipment and intangible assets, net	1,059	—
Inventory step-up amortization	607	609
Adjusted EBITDA	$ 710,155	$ 521,375

[(1)] For the year ended December 31, 2025, non-recurring severance costs of $31.8 million consisted of stock-based compensation, cash payments and employee benefits.

As a result of the Segment Realignment, we have recast adjusted gross margin for the year ended December 31, 2024 to conform to the new presentation. Adjusted gross margin reconciles to gross margin as follows (in thousands):

	Year Ended December 31,					
	2025			**2024**		
	Connected Devices	**Software and Services**	**Total**	**Connected Devices**	**Software and Services**	**Total**
Gross margin	$ 767,561	$ 890,564	$1,658,125	$ 603,156	$ 638,224	$1,241,380
Stock-based compensation expense	31,298	21,919	53,217	47,953	12,136	60,089
Amortization of acquired intangible assets	5,443	17,620	23,063	2,318	11,051	13,369
Severance costs [(1)]	1,724	283	2,007	—	—	—
Payroll taxes related to Employee XSP vesting	933	1,141	2,074	—	—	—
Inventory step-up amortization	607	—	607	609	—	609
Adjusted gross margin	$ 807,566	$ 931,527	$1,739,093	$ 654,036	$ 661,411	$1,315,447
Gross margin %	48.7 %	74.0 %	59.7 %	49.4 %	74.1 %	59.6 %
Adjusted gross margin %	51.2 %	77.5 %	62.6 %	53.6 %	76.8 %	63.2 %

[(1)] For the year ended December 31, 2025, non-recurring severance costs recorded to cost of service and product sales of $2.0 million consisted of stock-based compensation expense, cash payments and employee benefits.

Liquidity and Capital Resources

Summary

	December 31, 2025	December 31, 2024	Dollar Change
Cash and cash equivalents	$ 1,201,147	$ 454,844	$ 746,303
Available-for-sale investments	505,417	333,235	172,182
Total	$ 1,706,564	$ 788,079	$ 918,485

Our most significant source of liquidity continues to be funds generated by operating activities and available cash and cash equivalents and short-term investments. As of the year ended December 31, 2025, we had $1.2 billion of cash and cash equivalents, an increase of $746.3 million from December 31, 2024. Refer below for further discussions related to the change in cash and cash equivalents. As of December 31, 2025, we had $505.4 million of available-for-sale investments, an increase of $172.2 million from December 31, 2024 primarily as a result of investment activity following the issuance of the Senior Notes in March 2025. Refer to Note 10 in Part II, Item 8 of this Annual Report on Form 10-K for additional details on the issuance.

In addition, our revolving credit facility (the "Credit Agreement") is available for additional working capital needs or investment opportunities. The Credit Agreement provides for a senior unsecured multi-currency revolving credit facility in an aggregate principal amount of up to $300.0 million, $50.0 million of which is available for the issuance of letters of credit. As of December 31, 2025, and December 31, 2024, respectively, no amounts were drawn under the Credit Agreement. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit. As of December 31, 2025, we had letters of credit outstanding of approximately $8.9 million under the facility and available borrowing of $291.1 million. Refer to Note 13 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

Furthermore, during the year ended December 31, 2025, we sold approximately 0.7 million shares of our common stock under our ATM. We generated approximately $494.7 million in aggregate gross proceeds from sales under an "at-the-market" equity offering program (the "ATM"). We recorded aggregate net proceeds of $489.4 million in additional paid-in capital after deducting related expenses, including commissions to the sales agent and issuance costs of $5.3 million. Refer to Note 14 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

As of December 31, 2025, we had an aggregate of $1.75 billion of Senior Notes outstanding. None of our subsidiaries guarantee the Senior Notes. Our non-guarantor subsidiaries accounted for approximately 15% of our total revenue for the year ended December 31, 2025, and approximately 20% and 7% of our total consolidated assets and liabilities (excluding the effect of intercompany transactions), respectively, as of December 31, 2025. Refer to Note 10 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

In addition, we had approximately $81.1 million aggregate principal amount of 2027 Notes outstanding as of December 31, 2025. Subsequent to the year ended December 31, 2025, we redeemed $0.8 million aggregate principal amount of the 2027 Notes on February 10, 2026, and we settled conversions in respect of $80.3 million aggregate principal amount of the 2027 Notes on February 11, 2026, with $80.3 million in cash and 211,870 shares of our common stock, in each case, pursuant to a notice of redemption delivered on December 18, 2025 and the terms of the indenture governing the 2027 Notes. As a result, we have no 2027 Notes outstanding following settlement of the aforementioned redemption. Refer to Note 10 and Note 20 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

Subsequent to the year ended December 31, 2025, we acquired Carbyne Ltd., ("Carbyne") a leading cloud-native emergency communications and response platform for a base purchase price of $625.0 million, subject to customary purchase price and working capital adjustments. We funded this transaction using our available cash on-hand. Refer to Note 20 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

We believe we have access to additional financing. However, there is no assurance that such funding will be available on terms acceptable to us, or at all. We believe that our sources of funding will be sufficient to satisfy our currently anticipated cash requirements, including capital expenditures, working capital requirements, potential acquisitions or investments, income and payroll tax payments for net-settled stock awards, and other liquidity requirements through at least the next 12 months. We and our Board of Directors may consider repurchases of our common stock. Further, repurchases of our common stock would take place on the open market, would be financed with available cash and are subject to authorization as well as market and business conditions.

Going forward, we expect to continue to be an opportunistic issuer of debt securities and may issue new debt securities from time to time to fund our growth or refinance future debt maturities, among other things. In addition, from time to time, we may acquire our debt securities through open market purchases, redemptions, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may from time to time determine, for cash or other consideration.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities (in thousands):

	Year Ended December 31,		Dollar Change
	2025	2024	
Net cash provided by operating activities	$ 211,339	$ 408,312	$ (196,973)
Net cash (used in) investing activities	(724,930)	(490,573)	(234,357)
Net cash provided by (used in) financing activities	1,252,465	(45,437)	1,297,902
Effect of exchange rate changes on cash and cash equivalents	7,756	(6,209)	13,965
Net increase (decrease) in cash and cash equivalents and restricted cash	$ 746,630	$ (133,907)	$ 880,537

Operating activities

Net cash provided by operating activities was $211.3 million for the year ended December 31, 2025 compared to net cash provided by operating activities of $408.3 million for the year ended December 31, 2024. The net operating cash outflow for the year ended December 31, 2025 includes net income of $124.7 million, a net add-back of non-cash income statement items of $568.4 million and a $481.7 million net change in operating assets and liabilities.

Primary drivers of the non-cash items include $634.2 million of stock-based compensation expense for employee equity programs, $83.2 million of depreciation and amortization and $38.9 million of debt inducement expense related to the induced conversion for our 2027 Notes, partially offset by $140.0 million in fair value adjustments for net realized and unrealized gains and losses on our strategic investments and marketable securities and $82.7 million for deferred income taxes. The realized and unrealized gains on our strategic investments and related warrants were primarily related to an observable price change and subsequent sale for one of our strategic investments and a liquidation event for a separate strategic investment. The change in deferred income taxes was primarily driven by a reduction and realization of previously unrealized investment gains, with additional deferred tax assets generated from R&D credit carryforwards and net operating losses, both driven by stock-based compensation windfall and changes as a result of the One Big Beautiful Bill Act which was signed into law on July 4, 2025.

The change in operating assets and liabilities includes $505.6 million of receivables and contract assets primarily driven by increased sales and the timing of invoicing and cash collections, $204.9 million of inventory and accounts payable primarily driven by advanced raw material purchases for Axon Body 4 and TASER 10 CEDs to support future sales, third party product costs and future interest payments on our Senior Notes, $264.6 million of prepaid expenses and other assets primarily driven by supplier prepayments, receivables for income tax, and commissions as bookings continue to grow, and $83.5 million of deferred revenue.

Investing activities

Net cash used in investing activities was $724.9 million for the year ended December 31, 2025 compared to $490.6 million for the year ended December 31, 2024. The net investing cash outflow is primarily driven by $2.1 billion of investment purchases which include $1.8 billion for short-term investments and $279.6 million for strategic investments, $646.9 million related to business combinations and $136.3 million for purchases of property and equipment. The cash outflow was partially offset by $1.8 billion of proceeds from calls, maturities and sales of available-for-sale and marketable securities investments and $376.9 million of proceeds from the sale and liquidation of strategic investments. The increase in net cash outflow compared to prior period is primarily driven by greater available-for-sale and strategic investment activity in the current period.

Financing activities

Net cash provided by financing activities was $1.3 billion for the year ended December 31, 2025 compared to cash used in financing activities of $45.4 million for the year ended December 31, 2024. The financing cash inflow was primarily driven by gross proceeds of $1.8 billion from the Senior Notes issuance and net proceeds of $489.6 million from our ATM equity offering program. The proceeds were partially offset by $608.9 million of principal payments related to the conversions for our 2027 Notes, $27.0 million of transaction costs related to the induced conversions, debt issuance, and revolver modifications, and cash payments totaling $351.0 million for income and payroll taxes on behalf of employees who net-settled stock awards during the period. The increase in income and payroll tax payments in the period is largely driven by the vesting of Tranche 2 of the Employee XSP program, of which $0.9 million remains unpaid as of the year ended December 31, 2025.

Contractual Obligations

The following table outlines our future contractual financial obligations, as of December 31, 2025 (in thousands):

	Total		Short Term		Long Term
Operating lease obligations	$	155,541	$	15,094	$	140,447
Purchase obligations		1,370,239		1,072,995		297,244
Principal and interest payable on our 2027 Notes [1]		81,171		81,171		—
Principal and interest payable on our 2030 Notes		1,275,625		61,250		1,214,375
Principal and interest payable on our 2033 Notes		1,101,563		46,875		1,054,688
Total contractual obligations	$	3,984,139	$	1,277,385	$	2,706,754

[1] The 2027 Notes are contractually due on a long-term basis. However, as of December 31, 2025, the Notes were convertible at the option of the holders. Furthermore, subsequent to the year ended December 31, 2025, we redeemed and converted all of the outstanding 2027 Notes on February 10, 2026, and February 11, 2026, respectively, and we have no 2027 Notes outstanding. Therefore, the Notes were classified as current liabilities within our consolidated balance sheet as of December 31, 2025 and have been presented within short-term above. Refer to Note 10 and Note 20 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

Operating lease obligations include operating leases for office space, manufacturing and logistical functions, discussed further within Note 16 in Part II, Item 8 of this Annual Report on Form 10-K, as well as legally binding minimum lease payments for leases signed but not yet commenced totaling $3.2 million. We regularly evaluate our real estate needs to identify opportunities to reduce long-term cash requirements where practicable.

Purchase obligations include both open purchase orders and other purchase commitments, discussed further within Note 11 in Part II, Item 8 of this Annual Report on Form 10-K. Open purchase orders represent both cancellable and non-cancellable purchase orders with key vendors, which are included in this table due to our strategic relationships with these vendors.

Subsequent to the year ended December 31, 2025, we redeemed and converted all of our outstanding 2027 Notes on February 10, 2026, and February 11, 2026, respectively, and in each case, pursuant to a notice of redemption delivered on December 18, 2025, and the terms of the indenture governing the 2027 Notes. Refer to Note 10 and Note 20 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

In March 2025, we issued $1.0 billion aggregate principal amount of Senior Notes due 2030 (the "2030 Notes") and $750.0 million aggregate principal amount of Senior Notes due 2033 (the "2033 Notes"). Refer to Note 10 in Part II, Item 8 of this Annual Report on Form 10-K for additional details.

Obligations related to our uncertain tax positions have been excluded from the table above because of the uncertainty surrounding the timing and final amounts of any settlement. For additional details, refer to Note 12 in Part II, Item 8 of this Annual Report on Form 10-K.

Critical Accounting Estimates

We have identified the following accounting estimates as critical to our business operations and the understanding of our results of operations. The preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. While we do not believe that a significant change in these estimates is reasonably likely, there can be no assurance that our actual results will not differ from these estimates.

Inventory

Inventories are stated at lower of cost and net realizable value, using a standard cost method which approximates the first-in, first-out method. Additional provisions are made to reduce excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on our best estimate after considering historical demand, projected future demand, inventory purchase commitments, industry and market trends, and a variety of other factors. Changes in these underlying assumptions can materially affect our provisions and the resulting net realizable value of our inventories. For additional discussion, refer to Note 1 in Part II, Item 8 of this Annual Report on Form 10-K.

Revenue Recognition

We apply the five-step model outlined in ASC 606, as discussed further in Note 1 in Part II, Item 8 of this Annual Report on Form 10-K.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our estimate of the standalone selling price ("SSP") of each distinct good or service in the contract. Revenues are recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. For additional discussion, refer to Note 2 in Part II, Item 8 of this Annual Report on Form 10-K.

We determine the term of our arrangements based on identifying the contract with the customer. In certain of our arrangements, the customer may have termination rights. In these instances, we determine if there is a substantive penalty. For contracts with a substantive penalty, the accounting term will be the legal contract term, inclusive of the periods for which the customer termination rights exist. In these contracts with no substantive penalty, we also consider if the option for our customer to purchase additional goods or services represents an additional performance obligation in the form of a material right.

The timing of revenue recognition may differ from the timing of invoicing to customers. We generally have an unconditional right to consideration when we invoice our customers and record a receivable. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability (deferred revenue) when revenue will be recognized subsequent to invoicing. For additional discussion, refer to Note 1 in Part II, Item 8 of this Annual Report on Form 10-K.

Valuation of Goodwill, Intangible and Long-lived Assets

We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets, excluding goodwill and intangible assets with indefinite useful lives, may warrant revision or that the remaining balance of these assets may not be recoverable. Such circumstances could include a change in the product mix, a change in the way products are created, produced or delivered, or a significant change in the way products are branded and marketed. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The amount of the impairment loss, if impairment exists, is calculated based on the excess of the carrying amounts of the assets over their estimated fair values computed using discounted cash flows. As such, the key inputs into this analysis are inherently subject to uncertainty and require significant judgments to be made.

Finite-lived intangible assets and other long-lived assets are amortized over their estimated useful lives. We do not amortize goodwill and intangible assets with indefinite useful lives; rather such assets are tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. In performing our annual impairment assessments for goodwill and indefinite-lived intangible assets, we consider a variety of factors including (1) events impacting the carrying value or composition of a reporting unit or asset group, respectively, (2) changes in the macroeconomic environment, (3) adverse changes in our financial performance, (4) industry and market conditions, among others. Any significant changes in these underlying assumptions may significantly affect our impairment conclusions and net book value of corresponding assets in our consolidated financial statements. Based on our annual impairment assessments, no goodwill or indefinite-lived intangible asset impairment was indicated. For additional details, refer to Note 1 in Part II, Item 8 of this Annual Report on Form 10-K.

Income Taxes

We recognize federal, state and foreign current tax liabilities or assets based on our estimate of taxes payable or refundable in the current fiscal year by tax jurisdiction. We also recognize federal, state and foreign deferred tax assets or liabilities, as appropriate, for our estimate of future tax effects attributable to temporary differences and carry forwards.

Our calculation of current and deferred tax assets and liabilities is based on certain estimates and judgments and involves dealing with uncertainties in the application of complex tax laws. Our estimates of current and deferred tax assets and liabilities may change based, in part, on added certainty or finality to an anticipated outcome, changes in accounting or tax laws domestically and internationally, or changes in other facts or circumstances.

Deferred tax assets are required to be reduced by a valuation allowance if it is more likely than not that some portion or all of the net deferred tax assets will not be realized. In evaluating our ability to recover our deferred income tax assets, we consider all available positive and negative evidence, including our operating results, the future reversals of deferred tax liabilities, forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Failure to achieve forecasted taxable income can affect the realization of net deferred tax assets. We exercise significant judgment in determining our provision for income taxes, our deferred income tax assets and liabilities, and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred income tax assets.

We operate in multiple tax jurisdictions and are subject to audit in these jurisdictions, generally years after our returns are filed. These returns could be subject to material adjustments or differing interpretations of the tax laws. We record uncertain tax positions when it has been determined that it is more-likely-than-not that a tax position will not be sustained upon examination by taxing authorities based on the technical merits of the position. We use the criteria established in the accounting guidance to determine whether an item meets the definition of more-likely-than-not. The Company's policy is to recognize these uncertain tax positions when the more-likely than-not threshold is met, when the statute of limitations has expired or upon settlement. Changes in assessments may result in income tax benefit or additional expense in our consolidated financial statements. For additional details, refer to Note 12 in Part II, Item 8 of this Annual Report on Form 10-K.

Stock-Based Compensation

Our stock-based compensation program includes grants of service-based restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), and performance-based stock options ("stock options") under the Axon Enterprise, Inc. Amended and Restated 2022 Stock Incentive Plan (the "Amended 2022 Plan") and grants of eXponential stock units ("XSUs") under the Axon Enterprise, Inc. Employee eXponential Stock Plan (the "Employee XSP") and the CEO Performance Award, each of which is discussed further in Note 1 in Part II, Item 8 of this Annual Report.

Compensation expense for performance awards is recognized based on our best estimate of the probability of the performance criteria being satisfied using the most currently available projections, adjusted at each balance sheet date. Stock-based compensation expense associated with XSUs is recognized over the requisite service period, which is considered the longest explicit, implicit or derived service period for each respective tranche. We utilized Monte Carlo simulations to evaluate a range of possible future stock price goals over the term of the awards at each of the respective grant dates, the median of which was used as the basis for the derived service period for each tranche. Furthermore, we measured the grant date fair value of each tranche utilizing a Monte Carlo simulation which considered various assumptions, including expected volatility and an illiquidity discount. This simulation is based on a subjective assessment of our forward-looking financial projections, taking into consideration statistical analysis. There is significant judgment required to determine the requisite service period, grant date fair value, and probability of the performance criteria being satisfied. Changes in the subjective and probability-based assumptions can materially affect the estimates of the fair value of the awards and timing of recognition of stock-based compensation and consequently, the related amount recognized in our consolidated statements of operations and comprehensive income. For additional details, refer to Note 1 and Note 14 in Part II, Item 8 of this Annual Report on Form 10-K.

Contingencies and Accrued Litigation Expense

We are subject to the possibility of various loss contingencies arising in the ordinary course of business, including product-related and other litigation. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. We do not believe any currently identified claims or litigation will materially affect our financial condition, results of operations or cash flows. However, litigation is subject to inherent uncertainties. If an unfavorable ruling were to occur, it may cause a material adverse impact on the financial condition, results of operations or cash flows for the period in which the ruling occurs, or future periods. For additional details, refer to Note 11 in Part II, Item 8 of this Annual Report on Form 10-K.

Strategic Investments

Our strategic investments are generally accounted for under the ASC 321 measurement alternative for equity securities without readily determinable fair values. Accordingly, the equity investments will be carried at cost less impairment. These investments are subsequently remeasured to fair value upon observable price changes in an orderly transaction for the identical or similar investments. Additionally, if a qualitative assessment identifies impairment indicators, then the equity investments must be evaluated for impairment and written down to fair value in the event carrying value exceeds fair value. For additional details relating to our valuation techniques, refer to Note 1 and Note 7 in Part II, Item 8 of this Annual Report on Form 10-K.

Business Combinations

When we acquire a business, we allocate the purchase consideration to the liabilities assumed, intangible assets and other assets acquired based on their estimated respective fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Additionally, in step acquisitions in which we acquire incremental equity interests that provide us control of a business, the previously held equity interest is remeasured to fair value at the date the controlling interest is acquired.

Critical estimates used in valuing certain acquired intangible assets include, but are not limited to, significant assumptions with respect to time and resources required to recreate the assets acquired, actual and forecasted cash flows, long-term growth rates, market royalty rates, and discount rates associated, amongst other factors. The values and estimated useful lives assigned to intangible assets acquired in business combinations impact the amount and timing of future amortization expense. Remeasurement of previously held equity interests to fair value is also dependent on these estimates. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may vary. For additional details, refer to Note 19 in Part II, Item 8 of this Annual Report on Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Interest Rate Risk

We typically invest in a limited number of financial instruments, consisting principally of investments in money market accounts, certificates of deposit, and corporate and municipal bonds with a typical long-term debt rating of "A" or better by any nationally recognized statistical rating organization, denominated in U.S. dollars. All of our cash equivalents and investments are treated as "available-for-sale". To quantify our interest rate risk exposure, we perform a sensitivity analysis based on hypothetical changes in interest rates. Based on investment positions as of December 31, 2025, a hypothetical 100 basis point increase in interest rates across all maturities would result in a $0.2 million decline in the fair market value of the portfolio. Such losses would only be realized if we sold the investments prior to maturity.

Additionally, we have access to a $300.0 million line of credit borrowing facility which bears interest at SOFR plus 1.25 to 1.75% per year determined in accordance with a pricing grid based on our net leverage ratio and consolidated interest coverage ratio. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit, which totaled $8.9 million at December 31, 2025. As of the year ended December 31, 2025, there was no amount outstanding under the line of credit, and the available borrowing under the line of credit was $291.1 million. We have not borrowed any funds under the line of credit since its inception; however, should we need to do so in the future, such borrowings could be subject to adverse or favorable changes in the underlying interest rate.

There have been no other material changes in our primary risk exposures or management of risks since the prior year.

Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, in each case compared to the U.S. dollar, related to transactions by our foreign subsidiaries. The majority of our sales to international customers are transacted in foreign currencies and therefore are subject to exchange rate fluctuations on these transactions. The cost of our products to our customers increases when the U.S. dollar strengthens against their local currency, and we may have more sales and expenses denominated in foreign currencies in future years which could increase our foreign exchange rate risk. Additionally, intercompany sales to our non-U.S. dollar functional currency international subsidiaries are transacted in U.S. dollars which could increase our foreign exchange rate risk caused by foreign currency transaction gains and losses.

To date, we have not engaged in any currency hedging activities. However, we may enter into foreign currency forward and option contracts with financial institutions to protect against foreign exchange risks associated with certain existing assets and liabilities, certain firmly committed transactions, forecasted future cash flows and net investments in foreign subsidiaries. However, we may choose not to hedge certain foreign exchange exposures for a variety of reasons, including, but not limited to, the prohibitive economic cost of hedging particular exposures. As such, fluctuations in currency exchange rates could harm our business in the future.

There have been no other material changes in our primary risk exposures or management of risks since the prior year.

Item 8. *Financial Statements and Supplementary Data*

AXON ENTERPRISE, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

		December 31, 2025		December 31, 2024
ASSETS				
Current assets:				
Cash and cash equivalents	$	1,201,147	$	454,844
Short-term investments		505,417		333,235
Marketable securities		27,213		198,270
Accounts and notes receivable, net of allowance of $4,198 and $3,322 as of December 31, 2025 and December 31, 2024, respectively		777,486		547,572
Contract assets, net		582,630		367,929
Inventory		341,811		265,316
Prepaid expenses and other current assets		277,348		130,315
Total current assets		3,713,052		2,297,481
Property and equipment, net		330,979		247,324
Deferred tax assets, net		359,803		304,282
Intangible assets, net		196,972		175,157
Goodwill		1,370,189		756,838
Long-term notes receivable, net		6,066		3,460
Long-term contract assets, net		178,249		119,876
Strategic investments		416,833		332,550
Other long-term assets		428,170		237,620
Total assets	$	7,000,313	$	4,474,588
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	139,086	$	71,955
Accrued liabilities		510,538		279,193
Current portion of deferred revenue		714,708		612,955
Current portion of notes payable, net		80,552		680,289
Customer deposits		16,156		20,626
Other current liabilities		9,107		12,857
Total current liabilities		1,470,147		1,677,875
Deferred revenue, net of current portion		359,902		360,685
Liability for unrecognized tax benefits		24,376		25,007
Long-term deferred compensation		23,675		15,877
Long-term lease liabilities		98,942		41,383
Long-term notes payable, net		1,730,170		—
Other long-term liabilities		50,443		26,096
Total liabilities		3,757,655		2,146,923
Commitments and contingencies (Note 11)				
Stockholders' equity:				
Preferred stock, $0.00001 par value; 25,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively		—		—
Common stock, $0.00001 par value; 200,000,000 shares authorized, 100,444,971 shares issued and 80,211,537 shares outstanding as of December 31, 2025, and 200,000,000 shares authorized, 96,839,558 shares issued and 76,619,331 shares outstanding as of December 31, 2024		1		1
Additional paid-in capital		2,475,035		1,689,781
Treasury stock at cost, 20,233,434 and 20,220,227 shares as of December 31, 2025 and December 31, 2024, respectively		(157,242)		(155,947)
Retained earnings		936,670		812,014
Accumulated other comprehensive loss		(11,806)		(18,184)
Total stockholders' equity		3,242,658		2,327,665
Total liabilities and stockholders' equity	$	7,000,313	$	4,474,588

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except per share data)

		For the Years Ended December 31,				
		2025		2024		2023
Net sales from products	$	1,576,864	$	1,221,292	$	964,002
Net sales from services		1,202,672		861,234		596,697
Net sales		2,779,536		2,082,526		1,560,699
Cost of product sales		809,303		618,136		447,708
Cost of service sales		312,108		223,010		157,538
Cost of sales		1,121,411		841,146		605,246
Gross margin		1,658,125		1,241,380		955,453
Operating expenses:						
Selling, general and administrative		1,035,893		741,247		494,884
Research and development		684,308		441,593		303,719
Total operating expenses		1,720,201		1,182,840		798,603
Income (loss) from operations		(62,076)		58,540		156,850
Interest income		75,431		43,693		49,107
Interest expense		(94,238)		(7,098)		(6,995)
Other income (loss), net		99,857		286,369		(41,901)
Income before provision for income taxes		18,974		381,504		157,061
Provision for (benefit from) income taxes		(105,682)		4,470		(18,722)
Net income	$	124,656	$	377,034	$	175,783
Net income per common and common equivalent shares:						
Basic	$	1.60	$	4.98	$	2.37
Diluted	$	1.51	$	4.80	$	2.33
Weighted average number of common and common equivalent shares outstanding:						
Basic		78,081		75,748		74,195
Diluted		82,370		78,558		75,456
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME						
Net income	$	124,656	$	377,034	$	175,783
Foreign currency translation adjustments		6,265		(7,874)		(4,352)
Unrealized gain on available-for-sale investments		113		369		852
Comprehensive income	$	131,034	$	369,529	$	172,283

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Treasury Stock		Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
	Shares	Amount		Shares	Amount			
Balance, December 31, 2022	71,474,581	$ 1	$ 1,174,594	20,220,227	$ (155,947)	$ 259,197	$ (7,179)	$ 1,270,666
Issuance of common stock	467,594	—	94,705	—	—	—	—	94,705
Issuance of common stock under employee plans, net	1,441,279	—	(107,894)	—	—	—	—	(107,894)
Stock options exercised	1,907,026	—	54,503	—	—	—	—	54,503
Stock-based compensation	—	—	131,358	—	—	—	—	131,358
Issuance of common stock for business combination contingent consideration and related tax effects	10,944	—	144	—	—	—	—	144
Net income	—	—	—	—	—	175,783	—	175,783
Other comprehensive loss, net	—	—	—	—	—	—	(3,500)	(3,500)
Balance, December 31, 2023	75,301,424	$ 1	$ 1,347,410	20,220,227	$ (155,947)	$ 434,980	$ (10,679)	$ 1,615,765
Issuance of common stock under employee plans, net	804,780	—	(58,178)	—	—	—	—	(58,178)
Stock options exercised	510,000	—	14,576	—	—	—	—	14,576
Stock-based compensation	—	—	382,604	—	—	—	—	382,604
Issuance of common stock for business combination contingent consideration and related tax effects	3,127	—	498	—	—	—	—	498
Issuance of replacement awards in connection with business combinations	—	—	2,871	—	—	—	—	2,871
Net income	—	—	—	—	—	377,034	—	377,034
Other comprehensive loss, net	—	—	—	—	—	—	(7,505)	(7,505)
Balance, December 31, 2024	76,619,331	$ 1	$ 1,689,781	20,220,227	$ (155,947)	$ 812,014	$ (18,184)	$ 2,327,665
Issuance of common stock	702,536	—	489,430	—	—	—	—	489,430
Issuance of common stock under employee plans, net	1,324,442	—	(351,939)	—	—	—	—	(351,939)
Stock-based compensation	—	—	634,231	—	—	—	—	634,231
Issuance of replacement awards in connection with acquisitions	—	—	5,295	—	—	—	—	5,295
Induced conversion of convertible debt	1,565,061	—	28,365	—	—	—	—	28,365
Tax effect of partial repurchase and induced conversions of convertible debt	—	—	(21,386)	—	—	—	—	(21,386)
Conversion of convertible debt and shares received from convertible note hedge, net	167	—	1,258	13,207	(1,295)	—	—	(37)
Net income	—	—	—	—	—	124,656	—	124,656
Other comprehensive income, net	—	—	—	—	—	—	6,378	6,378
Balance, December 31, 2025	80,211,537	$ 1	$ 2,475,035	20,233,434	$ (157,242)	$ 936,670	$ (11,806)	$ 3,242,658

The accompanying notes are an integral part of these consolidated financial statements.

AXON ENTERPRISE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 124,656	$ 377,034	$ 175,783
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Stock-based compensation	634,231	382,604	131,358
(Gain) loss on strategic investments and marketable securities, net	(139,969)	(283,217)	41,785
Debt inducement expense	38,868	—	—
Depreciation and amortization	83,161	48,425	19,315
Provision for bad debts and inventory	11,348	20,073	5,484
Deferred income taxes	(82,679)	(85,096)	(72,497)
Other noncash items	23,467	21,177	12,853
Change in assets and liabilities:			
Receivables and contract assets	(505,560)	(245,842)	(178,989)
Inventory	(81,951)	607	(77,626)
Deferred revenue	83,476	155,641	146,819
Accounts payable, accrued and other liabilities	286,885	54,519	65,329
Prepaid expenses and other assets	(264,594)	(37,613)	(80,351)
Net cash provided by operating activities	211,339	408,312	189,263
Cash flows from investing activities:			
Purchases of investments	(2,076,304)	(793,419)	(563,680)
Business combinations, net of cash acquired	(646,875)	(621,817)	(21,090)
Proceeds from call, maturity, and sale of investments	2,134,556	1,003,394	657,418
Purchases of property and equipment	(136,258)	(78,785)	(59,635)
Other, net	(49)	54	(537)
Net cash provided by (used in) investing activities	(724,930)	(490,573)	12,476
Cash flows from financing activities:			
Net proceeds from equity offering	489,554	—	94,705
Proceeds from issuance of notes	1,750,000	—	—
Proceeds from options exercised	—	14,576	54,503
Principal payments for conversion of convertible debt	(608,890)	—	—
Payments to third parties for debt issuance, amendment and repurchase activity	(26,994)	—	—
Income and payroll tax payments for net-settled stock awards	(350,981)	(58,178)	(107,894)
Other, net	(224)	(1,835)	—
Net cash provided by (used in) financing activities	1,252,465	(45,437)	41,314
Effect of exchange rate changes on cash and cash equivalents	7,756	(6,209)	2,065
Net increase (decrease) in cash and cash equivalents	746,630	(133,907)	245,118
Cash and cash equivalents and restricted cash, beginning of period	466,763	600,670	355,552
Cash and cash equivalents and restricted cash, end of period	$ 1,213,393	$ 466,763	$ 600,670
Supplemental disclosures:			
Cash and cash equivalents	$ 1,201,147	$ 454,844	$ 598,545
Restricted cash (Note 1)	12,246	11,919	2,125
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$ 1,213,393	$ 466,763	$ 600,670
Cash paid for interest	$ 57,173	$ 3,450	$ 3,508
Cash paid for income taxes, net of refunds	51,121	67,845	64,492
Non-cash transactions:			
Leased assets obtained in exchange for new operating lease liabilities	$ 62,844	$ 14,292	$ 5,927
Expense for induced conversion of convertible debt, debt offering and revolver modification	43,546	—	—
Property and equipment purchases in accounts payable and accrued liabilities	7,290	5,157	238

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 - Organization and Summary of Significant Accounting Policies

Axon Enterprise, Inc. ("Axon", the "Company", "we" or "us") is a provider of public safety technology solutions. Our mission is to protect life in service of promoting peace, justice and strong institutions.

The accompanying consolidated financial statements include the accounts of Axon Enterprise, Inc. and our subsidiaries. All intercompany accounts, transactions and profits have been eliminated.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Certain amounts in prior periods' consolidated financial statements have been reclassified to conform to current period presentation. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions in these consolidated financial statements include:

- revenue recognition,
- stock-based compensation,
- business combinations,
- inventory valuation and related reserves,
- valuation of goodwill, intangible and long-lived assets,
- valuation of strategic investments,
- recognition, measurement and valuation of current and deferred income taxes, and
- recognition and measurement of contingencies.

We believe the estimates used in the preparation of these consolidated financial statements are reasonable; however, actual results could differ materially from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist of accounts and notes receivable, contract assets and cash. Historically, we have experienced an immaterial level of write-offs related to uncollectible accounts.

We hold the majority of our cash and cash equivalents accounts at three depository institutions. As of December 31, 2025, the aggregate balances in such accounts were $1.1 billion. Our balances with these and other institutions regularly exceed Federal Deposit Insurance Corporation insured limits for domestic deposits and various deposit insurance programs in Australia, Canada, Germany, and the United Kingdom, among others. To manage the related credit exposure, management continually monitors the creditworthiness of the financial institutions where we have deposits.

Major Customers and Suppliers

No customer represented more than 10% of total net sales for the years ended December 31, 2025, 2024 or 2023. At December 31, 2025 and 2024, no customer represented more than 10% of the aggregate balance of accounts and notes receivable and contract assets. For additional details, refer to Note 2.

We currently purchase both off-the-shelf and custom components, including finished circuit boards, injection-molded plastic components, small machined parts, custom cartridge components, electronic components and sub-assemblies from suppliers located in the United States, Taiwan, Mexico, China, Germany and Vietnam, among others. We acquire most of our components on a purchase order basis and do not currently have significant long-term purchase contracts with most component suppliers.

Segment Information

Effective January 1, 2025, we realigned our business into two reportable segments, Connected Devices and Software and Services (the "Segment Realignment"). Prior to the Segment Realignment, our two reportable segments were TASER and Software and Sensors. As a result of the Segment Realignment, we have recast our segment and other relevant disclosures for the years ended December 31, 2024 and 2023 to conform to the new presentation.

Reportable segments are determined based on discrete financial information provided to our Chief Executive Officer who is our chief operating decision maker ("CODM"). In deciding how to allocate resources and assess performance, the CODM reviews adjusted gross margin by segment to evaluate segment profitability, identify cost trends and make operational decisions to support our segments. Accordingly, the segment measure of profit and loss used by the CODM is adjusted gross margin, defined as gross margin before stock-based compensation expense, amortization of acquired intangible assets, inventory step-up amortization related to acquisitions, payroll taxes related to the Axon Enterprise, Inc. Employee eXponential Stock Plan vesting (the "Employee XSP"), and non-recurring severance costs. For additional details, refer to Note 18.

In addition, the CODM reviews consolidated financials and revenue by major geography and product and service lines. Consolidated financials provide a holistic view of our overall financial health to guide capital allocation and entity-wide decisions. Disaggregated views of revenue by major geography and product line support the evaluation of specific market and product performance to understand customer trends. There are no operating segments that are aggregated, and there are no inter-segment sales. Assets and other expense items, such as research and development and selling, general, and administrative expenses, are not provided to the CODM by segment, as our CODM does not evaluate our operating segments using this discrete information. As such, these items are not relevant to adjusted gross margin leveraged by the CODM to assess segment performance. As a result, they are not disclosed by segment. We perform an analysis of our reportable segments at least annually.

Geographic Information

Sales to international customers are often transacted in foreign currencies and are attributed to each country based on the shipping address of the distributor or customer. For the years ended December 31, 2025, 2024 and 2023, no individual country outside the United States represented more than 10% of total net sales. For additional details, refer to Note 2.

Most of our long-lived assets, including property, plant and equipment and right-of-use lease assets are located within the United States. International long-lived assets are immaterial. Additionally, the majority of our revenues are generated within the United States.

Cash, Cash Equivalents and Investments

We have cash, as well as cash equivalents and investments, which at December 31, 2025 comprise money market funds, U.S. Treasury bills, marketable securities, agency bonds, term deposits, corporate bonds, commercial paper, and certificates of deposit. We place our cash and cash equivalents with high quality financial institutions. Although we deposit our cash with multiple financial institutions, our deposits regularly exceed federally insured limits. Cash and cash equivalents include funds on-hand and highly liquid investments purchased with initial maturity of three months or less. Short-term investments include securities with an expected maturity date within one year of the balance sheet date that do not meet the definition of a cash equivalent, and long-term investments are securities with an expected maturity date greater than one year and less than three years in accordance with our investment policy.

We report available-for-sale debt investments at fair value as of each balance sheet date and record any unrealized gains or losses within accumulated other comprehensive loss as a component of stockholders' equity. The cost of securities sold is determined on a specific identification basis, and realized gains and losses are included in other income (loss), net within the consolidated statements of operations and comprehensive income. Income tax effects are released from accumulated other comprehensive loss for unrealized gains or losses when the gains or losses are realized and are taxed at the statutory rate based on jurisdiction of the underlying transaction. When the fair value is below the amortized cost of an available-for-sale investment, an estimate of expected credit losses is made. Credit losses are recognized through the use of an allowance for credit losses account in the consolidated balance sheets and subsequent improvements in expected credit losses are recognized as a reversal of an amount in the allowance account. If we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to recovery of its amortized cost basis, then the allowance for the credit loss is written-off and the excess of the amortized cost basis of the asset over its fair value is recorded in the consolidated statements of operations and comprehensive income. We do not intend to sell these investments and it is not more likely than not that we will be required to sell the investments before recovery of their amortized cost bases. There were no credit losses recorded on our investment portfolio during the years ended December 31, 2025, 2024 and 2023.

We have an investment in marketable equity securities, which is reported at fair value as of each balance sheet date. Changes in fair value are recorded as unrealized gain or loss on marketable securities in other income (loss), net in the consolidated statements of operations and comprehensive income.

Restricted Cash

Restricted cash balances were $12.2 million and $11.9 million as of December 31, 2025 and December 31, 2024, respectively. The restricted cash balance at December 31, 2025 includes a $9.7 million payment held in escrow related to the planned construction of our headquarters building in Scottsdale, Arizona. Restricted cash also includes funds held in international bank accounts for various operating and financing activities. Restricted cash is included in prepaid expenses and other current assets on the consolidated balance sheets.

Inventory

Inventories are stated at the lower of cost or net realizable value, using a standard cost method which approximates the first-in, first-out method. Additional provisions are made to reduce excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on our best estimate after considering historical demand, projected future demand, inventory purchase commitments, industry and market trends, among other factors. We evaluate for abnormal costs due to excess production capacity and treat such costs as period costs.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Additions and improvements are capitalized, while ordinary maintenance and repair expenditures are charged to expense as incurred. Depreciation is calculated using the straight-line method over the estimated economic life.

Software Development Costs

We expense software development costs, including costs to develop software products or the software component of products and services to be marketed to external users, before technological feasibility of such products is reached.

Software development costs also include costs to develop software programs to be used solely to meet our internal needs and applications. We capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the intended function. Additionally, we capitalize qualifying costs incurred for upgrades and enhancements to existing software that result in additional functionality. Costs related to preliminary project planning activities, post-implementation activities, maintenance and minor modifications are expensed as incurred. Internal-use software development costs are amortized on a straight-line basis over the estimated useful life of the software.

We evaluate the useful lives of these assets on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Leases

We determine if a contract contains a lease at inception. At commencement, lease contracts are evaluated for classification as an operating or finance lease. Operating lease right-of-use ("ROU") assets and liabilities are recognized based on the present value of future minimum lease payments over the lease term at the commencement date. As most of our leases do not provide an implicit rate, we use our estimated incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Additionally, we use the portfolio approach in determining the discount rate used to present value lease payments. We give consideration to our notes payable, line of credit, macroeconomic factors, as well as publicly available data for instruments with similar characteristics when estimating our incremental borrowing rates. The operating lease ROU asset also includes any lease payments made and initial direct costs incurred and excludes lease incentives.

We have operating leases for office space, manufacturing and logistical functions. Leases with an initial term of 12 months or less are not recorded on the balance sheet; we recognize lease expense for these leases on a straight-line basis over the lease term. We do not have any material variable lease costs associated with our operating leases. For leases beginning on or after January 1, 2019, we account for lease components separately from non-lease components for all asset classes.

Our operating leases have remaining terms of less than one to approximately 12 years, some of which include one or more options to renew for up to 20 years, and some of which include options to terminate the leases within one year. The exercise of lease renewal options is at our sole discretion and such options are included in ROU assets and liabilities for renewal periods that are reasonably certain of exercise. Certain of these lease agreements include stated rental payment escalations. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

We enter into sales-type finance leases as an alternative means to realize value for our body cameras and related accessories. For sales-type finance leases where we are the lessor, we recognize our selling profit on a gross basis at lease commencement within net sales from products and cost of product sales, respectively. Interest income is recognized over the lease term within interest income. The current and long-term portions of our investment in sales-type leases are included in prepaid expenses and other current assets and other long-term assets, respectively. Given the immateriality of our finance lease activity as of December 31, 2025 and December 31, 2024, respectively, no further disclosure considerations related to finance leases are necessary.

Valuation of Goodwill, Intangible and Long-lived Assets

We evaluate whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets and identifiable intangible assets, excluding goodwill and intangible assets with indefinite useful lives, may warrant revision or that the remaining balance of these assets may not be recoverable. Such events and circumstances could include a change in the product mix, a change in the way products are created, produced or delivered, or a significant change in the way products are branded and marketed. In performing the review for recoverability, we estimate the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. The amount of impairment loss, if impairment exists, is calculated based on the excess of the carrying amounts of the assets over their estimated fair values computed using discounted cash flows.

Finite-lived intangible assets and other long-lived assets are amortized using the straight-line method over the estimated useful life. We do not amortize goodwill and intangible assets with indefinite useful lives; rather such assets are tested for impairment at least annually or sooner whenever events or changes in circumstances indicate that the assets may be impaired. We test goodwill and intangible assets for impairment on an annual basis on December 31, 2025 and on an interim basis when certain events and circumstances exist.

During the years ended December 31, 2025, 2024 and 2023, long-lived asset impairment charges were immaterial.

No impairment charges were recognized related to goodwill or intangible assets during the years ended December 31, 2025, 2024 or 2023.

Customer Deposits

We require deposits in advance of shipment for certain customer sales orders. Additionally, customers may elect to make deposits with us related to contracts for our products and services that were not executed as of the end of a reporting period. Customer deposits are included in other current liabilities in the consolidated balance sheets.

Revenue Recognition

We derive revenue from two primary sources: (1) SaaS offerings which include digital evidence management, productivity solutions, and real-time operations capabilities, and (2) the sale of devices, accessories, and related extended warranties across our product portfolio, which includes TASER, personal sensors, and platform solutions. To a lesser extent, we also recognize revenue from training, professional services and other services ancillary to our core offerings.We offer to sell our products and services on a standalone basis, but our customers often prefer to bundle our integrated hardware products and services together in a single transaction that allows them to make payments over a multi-year period. We apply the five-step model outlined in ASC 606. For additional discussion, refer to Note 2.

We enter into contracts that can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. A performance obligation is a promise in a contract to transfer a distinct good or service to the customer, and is the unit of account in ASC 606. For contracts with multiple performance obligations, we allocate the contract transaction price to each performance obligation using our estimate of the SSP of each distinct good or service in the contract. Revenues are recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration we expect to receive in exchange for those products or services. Performance obligations to deliver hardware products are generally satisfied at the point in time we ship the product, as this is when the customer obtains control of the asset under our standard terms and conditions. In certain contracts with non-standard terms and conditions, these performance obligations may not be satisfied until delivery or formal customer acceptance occurs. Cost of product sales is recognized when control of hardware products or accessories has transferred to the customer. Performance obligations to fulfill service-type extended warranties and provide our SaaS offerings, including Axon Evidence and other cloud services, are generally satisfied over time as the customer receives and consumes the benefits of these services over the stated service period. Additionally, we offer customers the ability to purchase CED cartridges and certain services on an unlimited as-requested basis over the contractual term, which represents a stand-ready obligation satisfied over time. Payment terms and conditions vary by contract type and geography, but our standard terms are that payments are due within 30 days from the date of invoice.

When partners or vendors are involved in providing goods and services to our customers; we apply the principal versus agent guidance in ASC 606 to determine if we are the principal or an agent to the transaction. When we control the specified goods or services before they are transferred to our customer, we report revenue gross, as principal. If we do not control the goods or services before they are transferred to our customer, revenue is reported net of the fees paid to the other party, as agent. We also consider if distributors obtain control of specified goods or services prior to passing them on to end customers. If they do, then we account for the distributor as our customer for ASC 606 purposes.

Our contracts with certain municipal government customers may also be subject to budget appropriation, other contract cancellation clauses or optional renewal periods. In contracts where the customer's performance is subject to budget appropriation clauses, consistent with historical experience we generally consider the likelihood of non-appropriation to be remote when determining the contract term and transaction price.

<u>Contract Assets and Liabilities</u>

Because of the nature of our multi-year subscription programs with various product and service performance obligations and multi-year payment plans, the timing of revenue recognition may differ from the timing of invoicing to customers. We generally have an unconditional right to consideration when we invoice our customers and record a receivable. We record a contract asset when revenue is recognized prior to invoicing, or a contract liability (deferred revenue) when revenue will be recognized subsequent to invoicing.

Contract assets generally result from our subscription programs where we satisfy a hardware performance obligation upon shipment to the customer, and the right to payment of the portion of the transaction price allocated to that hardware performance obligation is conditional on our future performance of other services under the contract. Contract asset amounts that will be invoiced during the 12-month period from the balance sheet date are classified as current assets and the remaining portion is recorded within other long-term assets on our consolidated balance sheets.

Contract liabilities generally consist of deferred revenue on our subscription programs where we generally invoice customers at the beginning of each annual contract period and record a receivable at the time of invoicing when there is an unconditional right to consideration. Deferred revenue is composed mainly of unearned revenue related to our SaaS offerings, service-type extended warranties, stand-ready obligations to provide CED cartridges, rights to future CED, and rights to future hardware shipments in our subscription programs. Deferred revenue that is expected to be recognized as revenue during the 12-month period from the balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as long-term deferred revenue.

Areas of Judgment

The contractual term of our revenue arrangements is based on the period in which there are presently enforceable rights and obligations, which could be shorter than the stated contractual term if our customers can terminate the contracts for convenience without having to pay a substantive termination penalty. In contracts with no substantive termination penalty, we also consider if the option for our customer to purchase additional goods or services represents an additional performance obligation in the form of a material right. Determining the revenue recognition for these types of contracts may require significant judgment to determine the contract term including the existence of substantive termination penalties, determining the transaction price, and identifying performance obligations.

At times, customers may request changes that either amend, replace or cancel existing contracts. Judgment is required to determine whether the specific facts and circumstances within the contracts require the changes to be accounted for as a separate contract or as a modification. Generally, contract modifications containing additional goods and services that are determined to be distinct and sold at their SSP are accounted for as a separate contract. For contract modifications where both criteria are not met, the original contract is updated and the required adjustments to revenue and contract assets, liabilities and other accounts are made accordingly.

Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately rather than together may require judgment. We typically consider hardware products such as CEDs, cameras, sensors and related accessories to be separately identifiable from each other as well as from extended warranties on these products and the subscriptions to our SaaS offerings.

Judgment is required to determine the SSP for each distinct performance obligation. We analyze stand-alone sales of our products and services as a basis for estimating the SSP of our products and services and then use that SSP as the basis for allocating the transaction price when our products and services are sold together in a contract with multiple performance obligations. In instances where the SSP is not directly observable, such as when we do not sell the product or service separately, we determine the SSP using information including cost plus margin, market comparisons and other observable inputs.

Practical Expedients and Elections

We recognize shipping costs as an expense in cost of product sales when the control of hardware products or accessories has transferred to the customer.

Sales tax collected on sales is netted against government remittances and, thus, recorded on a net basis.

In contracts where there are timing differences between when we transfer a promised good or service to the customer and when the customer pays for that good or service, we assess whether there is any implied financing within the transaction, and if so, recognize related interest income, or expense, on the transaction. We do not adjust the transaction price for the effects of a significant financing component when the period is one year or less. The amount of imputed interest is immaterial for the years ended December 31, 2025, 2024, and 2023.

Reserve for Expected Credit Losses

Sales are typically made on credit, and we generally do not require collateral. We are exposed to credit losses primarily through sales of products and services. Our expected loss allowance methodology for accounts and notes receivable and contract assets is developed using historical collection experience, published or estimated credit default rates for entities that represent our customer base, current and future economic and market conditions and a review of the current status of customers' trade accounts receivables. We review receivables for U.S. and international customers separately to better reflect different published credit default rates and economic and market conditions. Additionally, specific reserve amounts are established to record the appropriate provision for customers that have a higher probability of default. Our monitoring activities include account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written off when determined to be uncollectible. This reserve represents our best estimate and application of judgment considering a number of factors, including those listed above. In the event that actual uncollectible amounts differ from our estimates, additional expense could be necessary. The expected credit losses, which totaled $7.8 million, $5.6 million and $4.0 million as of December 31, 2025, 2024 and 2023 respectively, are deducted from the amortized cost basis of accounts and notes receivable and contract assets to present the net amount expected to be collected. Reserve activity during the years ended December 31, 2025, 2024 and 2023 was immaterial.

Deferred Commissions

We recognize an asset for the incremental costs of obtaining a contract with a customer, which consist primarily of sales commissions. These costs are ascribed to or allocated to the underlying performance obligations in the contract and amortized consistent with the expected recognition timing of the revenue for the underlying performance obligations.

For contract costs related to performance obligations with an amortization period of one year or less, we apply the practical expedient to expense these sales commissions when incurred. These costs are recognized as incurred within SG&A expenses in the consolidated statements of operations and comprehensive income. For additional discussion, refer to Note 2.

Cost of Product and Service Sales

Cost of product sales represents manufacturing costs consisting of materials, labor and overhead related to finished goods and components. Shipping costs incurred related to product delivery are also included in cost of products sold. Cost of service sales includes third party cloud services, software maintenance and support costs – including personnel costs, associated with supporting Evidence.com and other software related services.

Warranty Reserves

We warranty our conducted energy devices ("CEDs"), Axon cameras and other hardware on a limited basis for a period of primarily one year after purchase. We estimate and record a liability for standard warranty at the time products are sold. The estimates are based on historical experience and reflect our best estimates of costs to be incurred over the warranty period. Adjustments may be required when actual or projected costs differ. Variations in component failure rates, repair costs and the point of failure within the product life cycle are key drivers that impact our periodic re-assessment of the warranty liability.

Revenue related to separately priced extended warranties is initially recorded as deferred revenue at its allocated amount and subsequently recognized as net sales on a straight-line basis over the warranty service period. Costs related to extended warranties are charged to cost of product sales when the costs become probable and can be reasonably estimated.

Changes in our estimated warranty reserve were as follows (in thousands):

	Year Ended December 31,					
	2025		**2024**		**2023**	
Balance, beginning of period	$	8,284	$	7,374	$	811
Utilization of reserve		(9,054)		(5,992)		(1,499)
Adjustment to reserve due to business combinations		—		1,311		—
Warranty expense		11,628		5,591		8,062
Balance, end of period	$	10,858	$	8,284	$	7,374

Research and Development Expenses

R&D costs that do not meet the qualifications to be capitalized are expensed as incurred. R&D costs include payroll costs and stock-based compensation for the personnel involved in R&D functions, as well as indirect manufacturing costs and supplies, consulting services and internal infrastructure costs incurred in connection with product research and development. We incurred R&D expense of $684.3 million, $441.6 million and $303.7 million in the years ended December 31, 2025, 2024 and 2023, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced through the establishment of a valuation allowance if, based upon available evidence, it is determined that it is more likely than not that the deferred tax assets will not be realized. We use factors to assess the likelihood of realization of deferred tax assets such as the forecast of future taxable income and available tax planning that could be implemented to realize the deferred tax assets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We also assess whether uncertain tax positions, as filed, could result in the recognition of a liability for possible interest and penalties. We recognize interest and penalties related to unrecognized tax benefits within the provision (benefit) for income tax expense line in the consolidated statements of operations and comprehensive income. For additional details, refer to Note 12.

Fair Value Measurements and Financial Instruments

We use the fair value framework that prioritizes the inputs to valuation techniques for measuring financial assets and liabilities measured on a recurring basis and for non-financial assets and liabilities when these items are re-measured. Fair value is considered to be the exchange price in an orderly transaction between market participants, to sell an asset or transfer a liability at the measurement date. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. We categorize each of our fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

- Level 1 – Valuation techniques in which all significant inputs are unadjusted quoted prices from active markets for assets or liabilities that are identical to the assets or liabilities being measured.

- Level 2 – Valuation techniques in which significant inputs include quoted prices from active markets for assets or liabilities that are similar to the assets or liabilities being measured and/or quoted prices from markets that are not active for assets or liabilities that are identical or similar to the assets or liabilities being measured. Also, model-derived valuations in which all significant inputs and significant value drivers are observable in active markets are Level 2 valuation techniques.

- Level 3 – Valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are valuation technique inputs that reflect our own assumptions about inputs that market participants would use in pricing an asset or liability.

Changes in fair value of our investment in marketable securities are recorded in other income (loss), net in the consolidated statements of operations and comprehensive income. Debt investments are classified as available-for-sale and realized gains and losses are recorded using the specific identification method. For additional details regarding our cash equivalents and investments, refer to Note 3.

We have corporate-owned life insurance policies which are used to fund our deferred compensation plan. The balances of these policies were $9.9 million and $8.4 million as of December 31, 2025 and 2024, respectively, and are included in other long-term assets in the consolidated balance sheets. We determine the fair values of our insurance contracts by obtaining the cash surrender value of the contracts from the issuer, a Level 2 valuation technique.

We have strategic equity investments in various non-public companies as of December 31, 2025 and 2024. The estimated fair value of the equity investments is determined based on Level 3 inputs, utilizing available observable data as discussed further in Note 7.

The fair value of our notes payable is determined based on the closing trading price of the respective notes payable as of the last day of trading for each period. We consider the fair value to be a Level 2 measurement, as the fair value is primarily affected by the trading price of our common stock and market interest rates. For additional details regarding our notes payable, refer to Note 10.

Our financial instruments also include accounts and notes receivable, accounts payable and accrued liabilities. Due to the short-term nature of these instruments, their fair values approximate their carrying values on the consolidated balance sheets.

Strategic Investments

Strategic investments include equity investments in various non-public technology-driven companies. We generally account for strategic equity investments under the ASC 321 measurement alternative for equity securities without readily determinable fair values. The equity investments are measured at cost less impairment, adjusted for observable price changes and are assessed for impairment whenever events or changes in circumstances indicate that the fair value may be less than its carrying value. Adjustments are recorded within other income (loss), net in the consolidated statements of operations and comprehensive income.

Certain strategic equity investments in unconsolidated investees are accounted for under the equity method of accounting if we have the ability to exercise significant influence over the operating and financial policies of the investee. These investments are initially measured at cost and are adjusted by our share of equity in the reported net income or losses of the investee.

We evaluate our investments and other significant relationships to determine whether any investee is a variable interest entity ("VIE"). If we conclude that an investee is a VIE, we evaluate our power to direct the activities of the investee, our obligation to absorb the expected losses of the investee and our right to receive the expected residual returns of the investee to determine whether we are the primary beneficiary of the investee. If we are the primary beneficiary of a VIE, we will consolidate such entity and reflect the non-controlling interest of other beneficiaries of that entity.

We determine whether we are the primary beneficiary of a VIE by performing an analysis that principally considers:

- The VIE's purpose, design, and risks the VIE was designed to create and pass through to its variable interest holders;

- The VIE's capital structure;

- The terms between the VIE and its variable interest holders and other parties involved with the VIE; and

- Related party affiliations.

The primary purpose of our unconsolidated VIE investments is to create strategic partnerships with market-leading providers of public safety technology solutions. We present all variable interests in unconsolidated VIEs within strategic investments on the consolidated balance sheets. We have also provided financial support to the unconsolidated VIEs in exchange for investments in debt and equity investments. Financial support provided to the unconsolidated VIEs is used to continue to finance their operations.

Stock-Based Compensation

We utilize stock-based compensation for key employees and non-employee directors as a means of attracting and retaining talented personnel. We recognize compensation expense for our stock-based compensation program, which includes grants of RSUs, PSUs, XSUs and stock options. Our stock-based compensation awards are classified as equity and are measured at the fair market value of the underlying common stock at the grant date. When determining the grant date fair value of stock-based awards, we consider whether an adjustment is required to the observable market price or volatility of our common stock used in the valuation as a result of material non-public information. Payments for employees' tax obligations are reflected as a financing activity within the consolidated statements of cash flows. We record a liability for the tax withholding to be paid by us as a reduction to additional paid-in capital.

RSUs

Stock-based compensation expense for RSUs is measured based on the closing fair market value of our common stock on the date of grant. We recognize stock-based compensation expense over the award's requisite service period using the straight-line attribution method for service-based RSUs. Service-based grants generally have a vesting period of one to three years and a contractual maturity of ten years. We account for forfeitures as they occur as a reduction to stock-based compensation expense and additional paid-in-capital.

PSUs - inclusive of XSUs

Stock-based compensation expense for standard PSUs is measured based on the closing fair market value of our common stock on the date of grant. We recognize stock-based compensation expense over the award's requisite service period, which is defined as the longest explicit, implicit or derived service period based on our estimate of the probability of the performance criteria being satisfied, adjusted at each balance sheet date. The vesting of our PSUs is generally contingent upon the achievement of certain performance criteria related to our operating performance, as well as successful and timely development and market acceptance of future product introductions. For PSUs containing only performance conditions, compensation cost is recognized using the graded attribution model over the explicit or implicit service period. In addition, certain of the PSUs have further service requirements subsequent to achievement of the performance criteria.

Our performance-based restricted stock units include XSUs granted under the Employee XSP and the CEO Performance Award. On May 10, 2024, our shareholders approved the Employee XSP. The Employee XSP includes an approved pool of shares of common stock reserved for grants of awards of XSUs to employees. The grants of XSUs are grants of performance-based RSUs. The program includes seven substantially equal tranches that will vest upon certification by the Compensation Committee of the Board of Directors (the "Compensation Committee") upon achievement of three independent vesting conditions: (1) stock price goals; (2) operational goals; and (3) minimum service conditions.

Additionally, on May 10, 2024, shareholders approved a grant of XSUs to our CEO, Patrick Smith (the "CEO Performance Award"). The stock price goals and operational goals applicable to the CEO Performance Award are identical to those under the Employee XSP, but Mr. Smith is subject to a longer minimum required service period.

Stock-based compensation expense associated with the XSUs is recognized over the requisite service period, which is considered the longest explicit, implicit or derived service period for each respective tranche. We utilized Monte Carlo simulations to evaluate a range of possible future stock price goals over the term of the awards at each of the respective grant dates. The median of all iterations of the simulation was used as the basis for the derived service period for each tranche. The requisite service period for each tranche is subject to review on a quarterly basis, and changes to the requisite service period are made if it is probable that performance conditions will be achieved within a different time period. Accordingly, any unrecognized compensation cost is recognized prospectively over the remaining requisite service period.

We measured the grant date fair value of each tranche using a Monte Carlo simulation with the following assumptions: risk-free interest rate of 3.6% – 4.5%, expected volatility of 41.0% – 51.8%, expected term of 7.0 – 8.6 years, and dividend yield of 0.0%. We utilized a blended volatility assumption, equally weighting both historical volatility and implied volatility, resulting in a weighted-average expected volatility of 41.9%. An illiquidity discount is considered in our estimate of the fair value of shares during post-vesting holding periods. The mandatory post-vesting holding periods for XSUs will lapse on the earlier of (i) December 31, 2030, or (ii) the date that a subsequent tranche vests and settles. Therefore, the illiquidity discount is dependent upon projected tranche vesting dates, determined via the Monte Carlo simulation. This simulation is based on a subjective assessment of our forward-looking financial projections, taking into consideration statistical analysis.

Even though no tranche with respect to either XSUs granted under the Employee XSP or the CEO Performance Award vests unless the applicable stock price goal, operational goal and corresponding minimum service condition are achieved, stock-based compensation expense is recognized when an operational goal is considered probable of attainment regardless of the achievement of the stock price and minimum service conditions. As of December 31, 2025, we consider some of the tranches probable and will recognize the expense ratably over their respective expected vesting periods. This may result in volatility and higher upfront expense recognition and is subject to change based on periodic probability assessments. Tranches 1 and 2 vested and settled in June 2025 and December 2025, respectively. As of December 31, 2025, for certain grantees, the shares acquired upon vesting and settlement of Tranche 2 are subject to a holding period requirement under the plan, which will expire on the earlier of (i) December 31, 2030 and (ii) the date on which the subsequent tranche vests and settles. Refer to Note 14 for further discussion.

Performance-based grants generally have vesting periods ranging from one to eight years and a contractual maturity of ten years. We account for forfeitures as they occur as a reduction to stock-based compensation expense and additional paid-in-capital.

Stock Options

On May 24, 2018, our shareholders approved the Board of Directors' grant of 6.4 million performance-based stock options to our CEO, Patrick Smith, (the "2018 CEO Performance Award"). The 2018 CEO Performance Award consisted of twelve substantially equal tranches with a vesting schedule based entirely on the attainment of both operational goals (performance conditions) and market capitalization goals (market conditions), assuming continued employment either as the Chief Executive Officer or as both Executive Chairman and Chief Product Officer and service through each vesting date. For performance-based stock options with a vesting schedule based entirely on the attainment of both performance and market conditions, stock-based compensation expense was recognized for each pair of performance and market conditions over the longer of the expected achievement period of the performance and market conditions, beginning at the point in time that the relevant performance condition is considered probable of achievement. The fair value of such awards was estimated on the grant date using Monte Carlo simulations. The 2018 CEO Performance Award was fully vested as of June 30, 2023.

Business Combinations

In business combinations achieved in stages, our previously held equity interests are remeasured to fair value at the respective acquisition date using Level 3 valuation techniques. Gains or losses associated with such remeasurement are recorded in other income (loss), net, in our consolidated statements of operations and comprehensive income. Transaction costs for our business combinations are expensed as incurred in our consolidated statements of operations and comprehensive income.

The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. The goodwill generated from our business combinations is primarily attributable to synergies that are expected to be achieved from the integration of the acquired businesses.

During the measurement period, which is one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive income. For additional details, refer to Note 19.

Income per Common Share

Basic income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted income per share reflects the potential dilution from outstanding stock-based awards, our 2027 Notes, and warrants to acquire shares of our common stock (the "Warrants" or "2027 Warrants"). The effects of outstanding stock-based awards, our 2027 Notes, and our 2027 Warrants are excluded from the computation of diluted net income per share in periods in which the effect would be antidilutive. For additional information regarding our 2027 Notes and 2027 Warrants, refer to Note 10.

The calculation of the weighted average number of shares outstanding and earnings per share is as follows (in thousands except per share data):

	For the Year Ended December 31,		
	2025	2024	2023
Numerator for basic and diluted earnings per share:			
Net income	$ 124,656	$ 377,034	$ 175,783
Denominator:			
Weighted average shares outstanding	78,081	75,748	74,195
Dilutive effect of stock-based awards	1,826	1,435	1,261
Dilutive effect of 2027 Notes [1]	990	1,139	—
Dilutive effect of 2027 Warrants	1,473	236	—
Diluted weighted average shares outstanding	82,370	78,558	75,456
Net income per common share:			
Basic	$ 1.60	$ 4.98	$ 2.37
Diluted	$ 1.51	$ 4.80	$ 2.33

[1] For the year ended December 31, 2025, the impacts of early repurchases of portions of the 2027 Notes are weighted based upon the number of days in each corresponding period of time for (a) the period between January 1, 2025 and the closing date of each of the respective repurchases, which include the total amount of shares issuable upon a conversion of all of the 2027 Notes; and (b) subsequent to the closing date of each of the respective repurchases through December 31, 2025, which include the amount of shares issuable upon a conversion of the 2027 Notes that remain outstanding after the respective early repurchases. Refer to Note 10 for additional details.

Potentially dilutive securities that are not included in the calculation of diluted net income per share because doing so would be antidilutive are as follows (in thousands):

	For the Year Ended December 31,		
	2025	2024	2023
Stock-based awards	3,140	4,132	1,014
2027 Notes	141	1,877	3,017
2027 Warrants	1,544	2,781	3,017
Total potentially dilutive securities	4,825	8,790	7,048

Accounting Guidance and Disclosure Rules - Recently Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 is intended to enhance the transparency and decision usefulness of income tax disclosures by requiring (1) consistent categories and additional disaggregation of information in the effective tax rate reconciliation, and (2) income taxes paid disaggregated by jurisdiction. The provisions of ASU 2023-09 are effective for our Annual Report on Form 10-K for the year ending December 31, 2025. Axon has adopted ASU 2023-09 prospectively for the year ending December 31, 2025; prior periods have not been recast. Refer to Note 12 for additional details.

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2024-04, Debt (Topic 470): Debt with Conversion and Other Options. ASU 2024-04 clarifies the assessment of whether certain transactions should be accounted for as an induced conversion or debt extinguishment. The provisions of ASU 2024-04 are effective for annual reporting periods beginning after December 15, 2025, with early adoption permitted. We elected to early adopt ASU 2024-04 in the first quarter of 2025 and applied the standard when assessing the accounting treatment for our convertible debt repurchase. Refer to Note 10 for additional details.

Accounting Guidance and Disclosure Rules - Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement (Topic 220): Reporting Comprehensive Income - Expense Disaggregation Disclosures. ASU 2024-03 is intended to enhance the level of detail disclosed related to expense categories and provide additional disclosure of expenses by nature. The provisions of ASU 2024-03 are effective for annual periods beginning after December 15, 2026, with early adoption permitted. We are currently evaluating the impact of this update on our consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 is intended to provide a practical expedient for estimating expected credit losses on current trade receivables and current contract assets. The provisions of ASU 2025-05 are effective for annual periods beginning after December 15, 2025, with early adoption permitted. The adoption of this standard is not expected to have a material impact on our consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Sub-topic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. ASU 2025-06 is intended to modernize the internal-use software model primarily by removing software development stages and introducing a "probable-to-complete recognition threshold." The provisions of ASU 2025-06 are effective for annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this update on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. ASU 2025-10 is intended to established guidance on the recognition, measurement and presentation of government grants received by business entities. The provisions of ASU 2025-10 are effective for annual periods beginning after December 15, 2028, with early adoption permitted. We are currently evaluating the impact of this update on our consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. ASU 2025-11 is intended to improve the navigability and clarify guidance of required interim disclosures. The provisions of ASU 2025-11 are effective for annual periods beginning after December 15, 2027, with early adoption permitted. We are currently evaluating the impact of this update on our consolidated financial statements.

Note 2 - Revenues

Nature of Products and Services

The following tables present our revenues by primary product and service offering and reportable segment (in thousands). All periods presented reflect the impact of the Segment Realignment discussed in Note 1.

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Connected Devices	Software and Services	Total	Connected Devices	Software and Services	Total
TASER [1]	$ 913,883	$ —	$ 913,883	$ 750,141	$ —	$ 750,141
Personal Sensors [2]	397,035	—	397,035	316,938	—	316,938
Platform Solutions [3]	265,946	—	265,946	154,213	—	154,213
Software and Services	—	1,202,672	1,202,672	—	861,234	861,234
Total	$ 1,576,864	$ 1,202,672	$ 2,779,536	$ 1,221,292	$ 861,234	$ 2,082,526

	Year Ended December 31, 2023		
	Connected Devices	Software and Services	Total
TASER [1]	$ 573,158	$ —	$ 573,158
Personal Sensors [2]	242,625	—	242,625
Platform Solutions [3]	148,219	—	148,219
Software and Services	—	596,697	596,697
Total	$ 964,002	$ 596,697	$ 1,560,699

[1] 'TASER' includes TASER handles, cartridges, and related extended warranties.

[2] 'Personal Sensors' primarily includes body cameras and accessories, signal sidearm, and related extended warranties.

[3] 'Platform Solutions' primarily includes fleet in-car video, interview room, fixed cameras, drones and counter-drone equipment, virtual reality training hardware, and related extended warranties.

The following table presents our revenues disaggregated by geography (in thousands):

	Year Ended December 31,					
	2025		2024		2023	
United States	$ 2,305,012	83 %	$ 1,775,194	85 %	$ 1,335,516	86 %
Other countries	474,524	17	307,332	15	225,183	14
Total	$ 2,779,536	100 %	$ 2,082,526	100 %	$ 1,560,699	100 %

Contract Balances

As of December 31, 2025 and December 31, 2024, our contract assets, net were $760.9 million and $487.8 million, respectively. During the year ended December 31, 2025, our contract assets balance increased by $273.1 million, or 56.0%, primarily due to increased sales under subscription plans. As of December 31, 2025 and December 31, 2024, our contract liabilities (deferred revenue) were $1,074.6 million and $973.6 million, respectively. During the year ended December 31, 2025, our contract liabilities balance increased by $101.0 million, or 10.4%, primarily due to increased subscription invoicing in advance of fulfilling performance obligations to customers.

During the years ended December 31, 2025 and 2024, and 2023, we recognized revenue of $682.4 million, $499.7 million, and $358.0 million, respectively, from the beginning contract liabilities balance as of December 31, 2024, 2023 and 2022 respectively.

Remaining Performance Obligations

As of December 31, 2025, we had approximately $9.9 billion of remaining performance obligations, which included both recognized contract liabilities as well as amounts that will be invoiced and recognized in future periods. The remaining performance obligations are limited only to arrangements that meet the definition of a contract under ASC 606 as of December 31, 2025. We currently expect to recognize approximately 20% - 25% of this balance over the next 12 months, and expect the remainder to be substantially recognized over the following ten years, subject to risks related to delayed deployments, budget appropriation or other contract cancellation clauses.

Costs to Obtain a Contract

We recognize an asset for the incremental costs of obtaining a contract with a customer, which consist primarily of sales commissions. As of December 31, 2025 and 2024, our assets for costs to obtain contracts were as follows (in thousands):

	December 31, 2025	December 31, 2024
Current deferred commissions [1]	$ 86,614	$ 59,025
Deferred commissions, net of current portion [2]	245,900	154,894
	$ 332,514	$ 213,919

[1] Current deferred commissions are included within prepaid expenses and other current assets on the consolidated balance sheets.

[2] Deferred commissions, net of current portion, are included in other long-term assets on the consolidated balance sheets.

During the years ended December 31, 2025, 2024, and 2023, we recognized $65.9 million, $50.8 million, and $34.1 million, respectively, of amortization related to deferred commissions. These costs are recorded within SG&A expenses in the consolidated statements of operations and comprehensive income.

Note 3 - Cash, Cash Equivalents and Investments

The following table summarizes our cash, cash equivalents, marketable securities and available-for-sale debt investments at December 31, 2025 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities	Short-Term Investments
	As of December 31, 2025						
Cash	$ 168,294	$ —	$ —	$ 168,294	$ 168,294	$ —	$ —
Level 1:							
Money market funds	821,711	—	—	821,711	821,711	—	—
U.S. Treasury bills	231,766	69	—	231,835	200,200	—	31,635
Marketable securities	15,093	12,120	—	27,213	—	27,213	—
Agency bonds	6,456	3	—	6,459	—	—	6,459
Subtotal	1,075,026	12,192	—	1,087,218	1,021,911	27,213	38,094
Level 2:							
Term deposits	385,942	—	—	385,942	10,942	—	375,000
Corporate bonds	72,322	42	(3)	72,361	—	—	72,361
Commercial paper	18,462	—	—	18,462	—	—	18,462
Certificates of deposit	1,500	—	—	1,500	—	—	1,500
Subtotal	478,226	42	(3)	478,265	10,942	—	467,323
Total	$1,721,546	$ 12,234	$ (3)	$1,733,777	$1,201,147	$ 27,213	$ 505,417

During the year ended December 31, 2025, proceeds from the sale of available-for-sale securities were $24.0 million. As of December 31, 2025, we had $9.7 million of available-for-sale debt investments with unrealized losses, of which none have been in a continuous unrealized loss position for 12 months or longer.

During the year ended December 31, 2025, net proceeds from the sales of marketable securities were $124.6 million, representing a $49.7 million net realized gain from the time of purchase. During the year ended December 31, 2025, net losses of $40.4 million were recognized for securities sold in the period within other income (loss), net in the consolidated statements of operations and comprehensive income. During the year ended December 31, 2025, we recorded an unrealized loss of $6.0 million on marketable securities still held as of the reporting date.

The following table summarizes our cash, cash equivalents and available-for-sale investments at December 31, 2024 (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Cash and Cash Equivalents	Marketable Securities	Short-Term Investments
	As of December 31, 2024						
Cash	$ 94,919	$ —	$ —	$ 94,919	$ 94,919	$ —	$ —
Level 1:							
Money market funds	322,874	—	—	322,874	322,874	—	—
Marketable securities	90,000	108,270	—	198,270	—	198,270	—
U.S. Government bonds	75,994	7	(5)	75,996	—	—	75,996
U.S. Treasury bills	14,431	25	—	14,456	—	—	14,456
Agency bonds	996	—	—	996	—	—	996
Subtotal	504,295	108,302	(5)	612,592	322,874	198,270	91,448
Level 2:							
Term deposits	136,480	—	—	136,480	11,480	—	125,000
Corporate bonds	122,018	10	(63)	121,965	24,075	—	97,890
Commercial paper	20,393	—	—	20,393	1,496	—	18,897
Subtotal	278,891	10	(63)	278,838	37,051	—	241,787
Total	$ 878,105	$ 108,312	$ (68)	$ 986,349	$ 454,844	$ 198,270	$ 333,235

As of December 31, 2024, we had $136.7 million of available-for-sale investments with unrealized losses, of which none have been in a continuous unrealized loss position for 12 months or longer. During the years ended December 31, 2024 and 2023, we recorded unrealized gains on marketable securities of $120.3 million and $38.7 million, respectively.

Note 4 - Inventory

Inventory consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025	December 31, 2024
Raw materials	$ 152,680	$ 86,840
Work-in-process	8,866	6,230
Finished goods	180,265	172,246
Total inventory	$ 341,811	$ 265,316

During the years ended December 31, 2025, 2024, and 2023, we recorded provisions to reduce inventories to their lower of cost or net realizable value of approximately $4.1 million, $17.8 million and $5.4 million, respectively.

Note 5 - Property and Equipment

Property and equipment consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	Estimated Useful Life	December 31, 2025	December 31, 2024
Land	N/A	$ 51,612	$ 51,612
Building and leasehold improvements	3 - 39 years	62,373	52,065
Production equipment	1 - 5 years	228,877	148,922
Computers, equipment and software	3 - 5 years	35,225	34,429
Furniture and office equipment	3 - 5 years	12,226	10,058
Vehicles	5 years	7,568	8,139
Capitalized internal software development costs	3 - 5 years	16,765	15,906
Construction-in-process	N/A	97,574	62,178
Total cost		512,220	383,309
Less: Accumulated depreciation		(181,241)	(135,985)
Property and equipment, net		$ 330,979	$ 247,324

Construction-in-process included $33.6 million related to the development of our headquarters facility in Scottsdale, Arizona as of both December 31, 2025 and December 31, 2024.

Depreciation and amortization expense related to property and equipment was $57.0 million, $39.4 million and $28.1 million for the years ended December 31, 2025, 2024, and 2023, respectively, of which $33.6 million, $21.4 million and $13.6 million was included in cost of sales for the respective years.

Note 6 - Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and December 31, 2024 were as follows (in thousands):

	TASER	Software and Sensors	Connected Devices	Software and Services	Total
Balance at December 31, 2023	$ 2,984	$ 54,961	$ —	$ —	$ 57,945
Goodwill acquired	—	701,695	—	—	701,695
Purchase accounting adjustments	—	(479)	—	—	(479)
Foreign currency translation adjustments	(131)	(2,192)	—	—	(2,323)
Balance at December 31, 2024	2,853	753,985	—	—	756,838
Reallocation of goodwill from Segment Realignment [1]	(2,853)	(753,985)	46,674	710,164	—
Goodwill acquired	—	—	4,733	612,295	617,028
Purchase accounting adjustments	—	—	(446)	(7,082)	(7,528)
Foreign currency translation adjustments	—	—	288	3,563	3,851
Balance at December 31, 2025	$ —	$ —	$ 51,249	$ 1,318,940	$ 1,370,189

[1]   Due to the Segment Realignment, the goodwill balances as of December 31, 2024 have been recast to conform to the new segment presentation. Refer to Note 1 for additional details.

There were no accumulated impairment losses as of December 31, 2025 and 2024.

Intangible assets (other than goodwill) consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	Useful Life	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable (definite-lived) intangible assets:							
Developed technology	3 - 8 years	$ 183,122	$ (44,399)	$ 138,723	$ 118,322	$ (21,337)	$ 96,985
Customer relationships	5 - 10 years	41,329	(8,960)	32,369	33,223	(4,716)	28,507
Issued trademarks	3 - 23 years	9,900	(3,856)	6,044	6,706	(1,784)	4,922
Issued patents	8 - 26 years	3,017	(1,602)	1,415	2,931	(1,470)	1,461
Domain names	5 - 10 years	3,043	(2,738)	305	3,043	(2,433)	610
Total amortizable		240,411	(61,555)	178,856	164,225	(31,740)	132,485
Non-amortizable (indefinite-lived) intangible assets:							
In-process research and development [1]		16,600	—	16,600	41,000	—	41,000
Trademarks		1,068	—	1,068	1,068	—	1,068
Patents and trademarks pending		448	—	448	604	—	604
Total non-amortizable		18,116	—	18,116	42,672	—	42,672
Total intangible assets		$ 258,527	$ (61,555)	$ 196,972	$ 206,897	$ (31,740)	$ 175,157

[1] During the year ended December 31, 2025, $24.4 million of in-process research and development costs were placed into service.

Amortization expense of intangible assets was $29.8 million, $17.4 million and $4.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. Estimated amortization for intangible assets with definite lives for the next five years ended December 31, and thereafter, is as follows (in thousands):

2026	$ 39,510
2027	38,278
2028	36,046
2029	33,698
2030	22,181
Thereafter	9,143
Total	$ 178,856

Note 7 – Strategic Investments

During the year ended December 31, 2025, we closed a series of transactions to acquire additional equity interests in an existing strategic investee for an aggregate amount of $235.1 million.

During the first quarter of 2025, we recognized a gain of $167.4 million related to an observable price change of a separate existing strategic investee. Furthermore, we entered into a series of transactions to sell certain interests and recognized proceeds from the sales of $340.7 million for the year ended December 31, 2025. Previously unrealized gains of $320.8 million were realized from the collective sales, net of $1.3 million of transaction costs.

During the year ended December 31, 2025, a strategic investee completed a change-of-control transaction resulting in liquidation of the entity and distribution of consideration to its shareholders. In connection with the transaction, we received consideration of $37.2 million. We recognized a gain of $14.8 million from the sale to date, net of $0.1 million of transaction costs. Previously unrealized gains of $2.6 million were realized as a result of this sale.

The following tables provide details on the balance of strategic investments (in thousands):

	December 31, 2025	December 31, 2024
Equity securities:		
Non-marketable equity securities	$ 416,236	$ 323,966
Debt securities:		
Non-marketable debt securities	597	8,584
Total strategic investments	$ 416,833	$ 332,550

The life to date cumulative upward and downward adjustments to the carrying value of our strategic equity investments accounted for under the ASC 321 measurement alternative and still held as of the year ended December 31, 2025 were $15.7 million and $15.4 million, respectively.

As of the years ended December 31, 2025 and 2024, the carrying value of our variable interest assets in unconsolidated non-public VIEs was $9.4 million and $25.2 million, respectively. These balances reflect the maximum exposure to loss, which is limited to the carrying value of the interest.

The following tables summarize the gains and losses associated with our strategic investments during the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Realized gains (losses) recognized on strategic investments during the period, net [1]	$ 337,501	$ 90,760	$ —
Reversal of prior period cumulative unrealized (gains) losses, net, for securities sold during the period [1]	(160,928)	390	—
Unrealized gains on strategic investments still held at the reporting date [2]	11,867	76,723	—
Unrealized losses, including impairments, on strategic investments still held at the reporting date	(2,048)	(4,986)	(82,525)
Gains (losses) on strategic investments, net	$ 186,392	$ 162,887	$ (82,525)

[1] Includes realized gains and reversal of prior unrealized gains of $2.6 million and $1.1 million, respectively, for a debt security strategic investment instrument due to a liquidation event for the year ended December 31, 2025.

[2] Includes unrealized gains of $0.1 million and $1.1 million related to debt security strategic investments for the years ended December 31, 2025 and 2024.

Note 8 - Other Long-Term Assets

Other long-term assets consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025		December 31, 2024	
Deferred commissions	$	245,900	$	154,894
Operating lease assets		99,513		44,567
Deferred cost of goods sold		29,085		14,123
Prepaid expenses and deposits		28,066		6,944
Cash surrender value of corporate-owned life insurance policies		9,914		8,398
Other		15,692		8,694
Total other long-term assets	$	428,170	$	237,620

Note 9 - Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

	December 31, 2025		December 31, 2024	
Accrued commissions	$	150,811	$	88,237
Accrued bonus		78,403		59,780
Accrued third party product costs		73,497		6,728
Accrued salaries and benefits		35,251		25,233
Accrued interest		31,855		134
Accrued income and other taxes		27,339		27,863
Accrued inventory in transit		15,728		13,101
Accrued cloud hosting fees		14,049		10,673
Accrued warranty expense		10,858		8,284
Accrued consulting and IT fees		7,521		7,846
Other accrued expenses		65,226		31,314
Total accrued liabilities	$	510,538	$	279,193

Note 10 – Notes Payable, Net

Notes payable, net, consisted of the following (in thousands):

	December 31, 2025	December 31, 2024
2030 Notes	$ 1,000,000	$ —
2033 Notes	750,000	—
2027 Notes	81,110	690,000
Total principal	1,831,110	690,000
Unamortized debt issuance costs	(20,388)	(9,711)
Total carrying amount of notes payable, net	1,810,722	680,289
Less: current portion [(1)]	(80,552)	(680,289)
Long-term notes payable, net	$ 1,730,170	$ —

[(1)] Pursuant to the terms of the 2027 Notes, as of December 31, 2025 and December 31, 2024, the last reported sale price per share of our common stock exceeded 130% of the conversion price for each of at least 20 trading days during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter. Therefore, the 2027 Notes, net of unamortized debt issuance costs, were convertible and accordingly classified as current liabilities within the consolidated balance sheets as of December 31, 2025 and December 31, 2024. Furthermore, subsequent to the year ended December 31, 2025, we redeemed and converted all of the outstanding 2027 Notes on February 10, 2026, and February 11, 2026, respectively. As a result, we have no 2027 Notes outstanding following settlement of the aforementioned redemption.

2030 and 2033 Notes

In March 2025, we issued $1.0 billion aggregate principal amount of Senior Notes due 2030 (the "2030 Notes") and $750.0 million aggregate principal amount of Senior Notes due 2033 (the "2033 Notes" and, together with the 2030 Notes, the "Senior Notes") in a private offering. The 2030 Notes will mature on March 15, 2030 unless earlier redeemed or repurchased. Interest on the 2030 Notes accrues from March 11, 2025 and is payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 2025, at a rate of 6.125% per year. The 2033 Notes will mature on March 15, 2033 unless earlier redeemed or repurchased. Interest on the 2033 Notes accrues from March 11, 2025 and is payable semiannually in arrears on March 15 and September 15 of each year, commencing on September 15, 2025, at a rate of 6.250% per year. The total combined gross proceeds from the issuance of the Senior Notes was $1.75 billion, and after deducting initial purchasers' discounts and commissions and other debt issuance costs of approximately $22.4 million, the total combined net proceeds were approximately $1.73 billion. The effective interest rate for the 2030 Notes and 2033 Notes was 6.42% and 6.45%, respectively, including interest payable and amortization of debt issuance costs.

Each of the series of Senior Notes was issued pursuant to an indenture. Such indentures contain certain restrictions on liens, mergers, consolidations and transfers of all or substantially all of the Company's assets. Additionally, upon the occurrence of specified change of control triggering events, we will be required to offer to repurchase the Senior Notes at 101% of the principal amount, plus accrued and unpaid interest to the purchase date. The indentures set forth certain events of default after which the Senior Notes may be declared immediately due and payable, as well as certain types of bankruptcy or insolvency events of default after which the Senior Notes become automatically due and payable.

Prior to March 15, 2027, we may redeem the 2030 Notes at our option, in whole or in part at any time, at a redemption price equal to 100% of the principal amount of the 2030 Notes redeemed, plus a "make whole" premium and accrued and unpaid interest, if any. In addition, we may redeem up to 40% of the aggregate principal amount of the 2030 Notes at any time before March 15, 2027, with the net cash proceeds from certain equity offerings at a redemption price equal to 106.125% of the principal amount of the 2030 Notes, plus accrued and unpaid interest, if any. On or after March 15, 2027, we may redeem the 2030 Notes at our option, in whole or in part at any time, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest, if any:

Year	Percentage
2027	103.063 %
2028	101.531 %
2029 and thereafter	100.000 %

Prior to March 15, 2028, we may redeem the 2033 Notes at our option, in whole or in part at any time, at a redemption price equal to 100% of the principal amount of the 2033 Notes redeemed, plus a "make whole" premium and accrued and unpaid interest, if any. In addition, we may redeem up to 40% of the aggregate principal amount of the 2033 Notes at any time before March 15, 2028, with the net cash proceeds from certain equity offerings at a redemption price equal to 106.250% of the principal amount of the 2033 Notes, plus accrued and unpaid interest, if any. On or after March 15, 2028, we may redeem the 2033 Notes at our option, in whole or in part at any time, at a redemption price equal to the percentage of principal amount set forth below, plus accrued and unpaid interest, if any:

Year	Percentage
2028	103.125 %
2029	101.563 %
2030 and thereafter	100.000 %

Interest expense related to the Senior Notes was as follows (in thousands):

	Year Ended December 31, 2025
Contractual interest expense	$ 87,101
Amortization of debt issuance costs	2,545
Total interest expense	$ 89,646

2027 Notes

In December 2022, we issued $690.0 million aggregate principal amount of our Convertible Senior Notes due 2027 (the "2027 Notes") in a private offering, of which the aggregate principal amount included the exercise in full of the initial purchasers' option to purchase up to an additional $90.0 million principal amount. The 2027 Notes mature on December 15, 2027 and bear interest at a fixed rate of 0.50% per annum, payable semiannually in arrears on June 15 and December 15 of each year, beginning on June 15, 2023. The total combined gross proceeds from the issuance of the 2027 Notes were $690.0 million, and after deducting initial purchasers' discounts and commissions and other debt issuance costs of $16.2 million, the total combined net proceeds were approximately $673.8 million. The effective interest rate for the 2027 Notes was 0.99% and included interest payable and amortization of debt issuance costs.

	Maturity Date	Initial Conversion Price per Share	Initial Conversion Rate per $1,000 Par Value	Initial Number of Shares (Prior to Repurchase)
2027 Notes	December 15, 2027	$228.73	4.3720 shares	3,016,680

The terms of the 2027 Notes require conversion into cash up to the principal amount, with conversion into common stock, cash, or a combination of cash and common stock, at our option, for any amount in excess of the principal. Any shares issued upon conversion are recorded in stockholders' equity. The 2027 Notes are convertible, in multiples of $1,000 principal amount, at the option of the holders prior to the close of business on the business day immediately preceding September 15, 2027 only under the following circumstances:

- during any calendar quarter commencing after the calendar quarter ending on March 31, 2023 (and only during such fiscal quarter), if the last reported sale price per common stock exceeds 130% of the conversion price for each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

- any time preceding September 15, 2027, when during the five consecutive business days immediately after any 10 consecutive trading day period (the "Measurement Period"), if the trading price per $1,000 principal amount of 2027 Notes for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of common stock on such trading day and the conversion rate on such trading day;

- upon the occurrence of certain corporate events or distributions on our ordinary shares, as provided in the indenture governing the 2027 Notes;

- if we call the 2027 Notes for redemption; or any time from, and including, September 15, 2027 until the close of business on the second scheduled trading day immediately before the maturity date

If we undergo a fundamental change (as defined in the indenture governing the 2027 Notes), holders may require us to repurchase for cash all or any portion of their 2027 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, up to but excluding the fundamental change repurchase date. In addition, following certain corporate events or if we issue a notice of redemption, it may increase the conversion rate for holders who elect to convert their 2027 Notes in connection with such corporate event or during the relevant redemption period. On or after December 22, 2025, we may redeem for cash all or any portion of the 2027 Notes in accordance with the optional redemption terms of the convertible debt agreement.

During the year ended December 31, 2025, we entered into and closed separate, privately negotiated exchange agreements with certain holders (the "Holders") of the 2027 Notes to exchange approximately $604.3 million aggregate principal amount of the 2027 Notes for consideration consisting of cash and shares of our common stock determined based on the exchange agreements (the "Exchange Transactions"). The consideration transferred to the Holders aggregated to $604.8 million in cash and 1,565,061 shares of our common stock. The Exchange Transactions were accounted for as induced conversions, and we recognized an aggregate expense of $35.6 million calculated as of the date the inducement offers were accepted, representing the excess of the equity consideration transferred in the Exchange Transactions over the fair value of securities and other consideration issuable pursuant to the original conversion terms defined in the indenture governing the 2027 Notes. We also recognized approximately $3.3 million of third party transaction costs which were expensed as a cost of inducement. As a result, we recorded an aggregate $38.9 million of induced conversion expense within other income (loss), net in the consolidated statements of operations and comprehensive income. As a result of the Exchange Transactions, we recorded $35.6 million in additional paid-in capital and we reclassified $7.2 million of unamortized debt issuance costs into equity as part of the derecognition of the associated net carrying amount of the portion of the 2027 Notes which were exchanged, resulting in a net impact of $28.4 million to equity related to the Exchange Transactions.

Following the closing of the Exchange Transactions, we had approximately $81.1 million aggregate principal amount of 2027 Notes outstanding as of December 31, 2025. Subsequent to December 31, 2025, we redeemed and converted all of the outstanding 2027 Notes on February 10, 2026, and February 11, 2026, respectively, and in each case, pursuant to a notice of redemption delivered on December 18, 2025, and the terms of the indenture governing the 2027 Notes. Refer to Note 20 for additional details.

The effective interest rate for the outstanding 2027 Notes after the Exchange Transactions is 6.89%. This rate reflects the expected remaining life of the 2027 Notes considering the redemption transaction discussed in Note 20 and includes interest payable and amortization of debt issuance costs. The Exchange Transactions did not impact the Note Hedge or Warrants, which remain outstanding and are discussed in further detail below.

Interest expense related to the 2027 Notes was as follows (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Contractual interest expense	$ 1,793	$ 3,451	$ 3,450
Amortization of debt issuance costs	1,898	3,176	3,126
Total interest expense	$ 3,691	$ 6,627	$ 6,576

The estimated fair value of our outstanding notes payable at December 31, 2025 and December 31, 2024 is as follows (in thousands):

	December 31, 2025	December 31, 2024
2027 Notes	$ 203,956	$ 1,798,526
2030 Notes	1,036,830	—
2033 Notes	779,768	—

Convertible Note Hedge

To reduce the impact of potential economic dilution upon conversion of the 2027 Notes, in December 2022, we entered into a convertible note hedge transaction (the "Note Hedge" or "2027 Note Hedge") with certain investment banks, with respect to our common stock, concurrently with the issuance of the 2027 Notes.

	Purchase Price (in thousands)	Shares Purchased
2027 Note Hedge	$ 194,994	3,016,680

The Note Hedge covers shares of our common stock at a strike price per share that corresponds to the initial conversion price of the respective 2027 Notes, subject to adjustment, and is exercisable upon conversion of the 2027 Notes. If exercised, we may elect to receive cash, shares of our common stock, or a combination of cash and shares. Any shares received upon exercise of the options underlying the 2027 Notes are considered treasury stock. We have accounted for the aggregate amount of purchase price for the Note Hedge as a reduction to additional paid-in capital. The Note Hedge will expire on December 15, 2027, unless earlier terminated. The Note Hedge is intended to reduce the potential economic dilution upon conversion of the 2027 Notes in the event that the market value per share of our common stock at the time of exercise is greater than the conversion price of the 2027 Notes. The Note Hedge is a separate transaction and is not part of the terms of the 2027 Notes. Holders of the 2027 Notes do not have any rights with respect to the Note Hedge. The Note Hedge does not impact earnings per share, as it was entered into to offset any dilution from the 2027 Notes. Considering the impact of conversions and concurrent hedge option exercises as of December 31, 2025, 2,996,643 shares remain subject to the Note Hedge. Subsequent to December 31, 2025, we received shares from option counterparties in connection with the exercises of the 2027 Note Hedges entered into in connection with the issuance of the 2027 Notes. Refer to Note 20 for additional details.

Convertible Note Warrants

	Proceeds (in thousands)	Shares	Strike Price	First Expiration
2027 Warrants	$ 124,269	3,016,680	$ 338.86	March 15, 2028

Separately, in December 2022, we entered into warrant transactions with certain investment banks, whereby we sold Warrants to acquire, subject to adjustment, the number of shares of our common stock shown in the table above. If the average market value per share of our common stock exceeds the strike price of the Warrants, such Warrants can have a dilutive effect on our earnings per share to the extent we report net income. According to the terms of the Warrants, the Warrants will be automatically exercised over a 60-trading day period beginning on the first expiration date as set forth above.

Future Maturities of Notes Payable

Maturities of principal amounts of notes payable are as follows for each respective year (in thousands). These maturities do not reflect the impact of any put, redemption or conversion provisions associated with certain debt instruments:

2026	$	—
2027 [1]		81,110
2028		—
2029		—
2030		1,000,000
After 2030		750,000
Total principal	$	1,831,110

[1] The 2027 Notes are contractually due in fiscal year 2027. However, as of December 31, 2025 and December 31, 2024, the 2027 Notes were convertible at the option of the holders into cash up to the principal amount, with conversion into common stock, cash, or a combination of cash and common stock, at our option, for any amount in excess of the principal. Therefore, the Notes were classified as current liabilities within our consolidated balance sheets as of December 31, 2025 and December 31, 2024. Subsequent to the year ended December 31, 2025, we redeemed and converted all of our outstanding 2027 Notes on February 10, 2026, and February 11, 2026, respectively, and in each case, pursuant to a notice of redemption delivered on December 18, 2025, and the terms of the indenture governing the 2027 Notes. Refer to Note 20 for additional details.

Note 11 - Commitments and Contingencies

Cloud Service Commitments

In June 2022, we entered into a purchase agreement for cloud hosting with a six year term beginning July 1, 2022. The purchase agreement includes a total commitment of $425.0 million. Storage fees under this agreement were $110.6 million for the year ended December 31, 2025. The remaining purchase commitment at December 31, 2025 was $154.9 million.

Purchase Commitments

We routinely enter into cancelable and non-cancelable purchase orders with many of our key vendors. Based on the strategic relationships with many of these vendors, our ability to cancel these purchase orders and maintain a favorable relationship would be limited. As of December 31, 2025, we had approximately $1.2 billion of open purchase orders and $156.7 million of other purchase obligations, inclusive of the data storage commitment noted above.

Product Litigation

As a manufacturer of weapons and other law enforcement tools used in high-risk field environments, we are often the subject of product liability litigation concerning the use of our products. We are currently named as a defendant in three such lawsuits in which the plaintiffs allege either wrongful death or personal injury in situations in which a TASER CED was used by law enforcement officers in connection with arrests or training. While the facts vary from case to case, these product liability claims typically allege defective product design, manufacturing, and/or failure to warn. They seek compensatory and sometimes punitive damages, often in unspecified amounts.

We continue to aggressively defend all product litigation. As a general rule, it is our policy not to settle suspect injury or death cases. Exceptions are sometimes made where the settlement is strategically beneficial to us. Due to the confidential nature of our litigation strategy and the confidentiality agreements that are executed in the event of a settlement, we do not identify or comment on specific settlements by case or amount. Based on current information, we do not believe that the outcome of any such legal proceeding will have a material effect on our financial position, results of operations or cash flows. We are self-insured for the first $5.0 million of any product claim made after 2014. No judgment or settlement has ever exceeded this amount in any products liability case. We continue to maintain product liability insurance coverage, including an insurance policy fronting arrangement, above our self-insured retention with various limits depending on the policy period.

Other Matters

Despite the Federal Trade Commission's ("FTC") dismissal of its administrative enforcement complaint against us without consent decree or other condition in October 2023, other parties continue to allege that our May 2018 acquisition of an insolvent body camera competitor, Vievu LLC, was anticompetitive. Pending in the District of New Jersey (Case No. 3:23-cv-7182) is a purported antitrust class action brought by three municipalities based largely on the FTC's unproven allegations. We deny all allegations of anticompetitive or other misconduct and are vigorously defending the case.

Pending in the Eastern District of Virginia (Case No. 1:24-CV-01625) is a patent infringement suit filed by Airspace Systems, Inc. ("Airspace") against Dedrone involving certain drone technology. After we acquired Dedrone on October 1, 2024, Airspace amended its complaint and added us as a defendant. Airspace seeks injunctive relief and treble damages in an unspecified amount. We and Dedrone deny infringement and further contend that the three asserted patents are invalid and/or contain patent ineligible subject matter. To that end, we have simultaneously challenged all three patents in the United States Patent and Trademark Office and the court has stayed the litigation. On October 8, 2025, the Patent Trial and Appeal Board granted our petitions and instituted review on all claims of all three asserted patents. By statute, a decision is required within one year or October 8, 2026. It is expected that the district court litigation will remain stayed during this time.

General

From time to time, we are notified that we may be a party to a lawsuit or that a claim is being made against us. After carefully assessing the claim, and assuming we determine that we are not at fault or we disagree with the damages or relief demanded, we vigorously defend any lawsuit filed against us. We record a liability when losses are deemed probable and reasonably estimable. When losses are deemed reasonably possible but not probable, we determine whether it is possible to provide an estimate of the amount of the loss or range of possible losses for the claim, if material for disclosure. In evaluating matters for accrual and disclosure purposes, we take into consideration factors such as our historical experience with matters of a similar nature, the specific facts and circumstances asserted, the likelihood of our prevailing, the availability of insurance, and the severity of any potential loss. We reevaluate and update accruals as matters progress over time.

Based on our assessment of outstanding litigation and claims as of December 31, 2025, we have determined that it is not reasonably possible that these losses, if any, from lawsuits will individually, or in the aggregate, materially affect our results of operations, financial condition or cash flows. However, the outcome of any litigation is inherently uncertain and there can be no assurance that any expense, liability or damages that may ultimately result from the resolution of these matters will be covered by our insurance or will not be in excess of amounts recognized or provided by insurance coverage and will not have a material adverse effect on our operating results, financial condition or cash flows.

Off-Balance Sheet Arrangements

Under certain circumstances, we use letters of credit and surety bonds to guarantee our performance under various contracts, principally in connection with the installation and integration of Axon cameras and related technologies. Certain of our letters of credit and surety bonds have stated expiration dates with others being released as the contractual performance terms are completed. At December 31, 2025, we had outstanding letters of credit issued under our credit facility of $8.9 million that are expected to expire through 2027. We also had outstanding letters of credit of $0.2 million that do not draw against our credit facility. Additionally, we had $8.1 million of outstanding surety bonds as of December 31, 2025, with expiration dates ranging through 2029.

Note 12 - Income Taxes

Income before provision (benefit) for income taxes included the following components for the years ended December 31, (in thousands):

	2025	2024	2023
United States	$ (8,227)	$ 357,484	$ 134,509
Foreign	27,201	24,020	22,552
Total	$ 18,974	$ 381,504	$ 157,061

Significant components of the provision (benefit) for income taxes were as follows for the years ended December 31, (in thousands):

	2025	2024	2023
Current:			
Federal	$ (34,249)	$ 67,944	$ 35,831
State	5,402	18,234	12,400
Foreign	5,844	3,388	5,544
Total current	(23,003)	89,566	53,775
Deferred:			
Federal	(63,999)	(63,603)	(60,674)
State	(15,600)	(19,678)	(9,172)
Foreign	(3,080)	(1,815)	(2,651)
Total deferred	(82,679)	(85,096)	(72,497)
Provision for (benefit from) income taxes	$ (105,682)	$ 4,470	$ (18,722)

The table below provides the updated requirements of ASU 2023-09 for the year ended December 31, 2025. Refer to Note 1 for additional details regarding the adoption of ASU 2023-09.

The effective income tax rate for the year ended December 31, 2025 differs from the statutory federal income tax rate as follows (in thousands, except percentages):

	Year Ended December 31, 2025	
	$	%
U.S. federal statutory tax rate	$ 3,985	21.0 %
State and local income taxes, net of federal benefit [1]	(11,735)	(61.8)
Foreign tax effects		
United Kingdom		
Excess stock-based compensation benefit	(4,282)	(22.6)
Other	(626)	(3.3)
Other foreign jurisdictions	1,960	10.3
Effect of cross-border tax laws	4,180	22.0
Tax credits		
R&D credits	(49,380)	(260.2)
Valuation allowances	540	2.8
Non-taxable or non-deductible items		
Excess stock-based compensation benefit	(124,081)	(653.9)
Executive compensation limitation	48,781	257.1
Other permanent differences	5,711	30.1
Unrecognized tax benefits	19,556	103.1
Other adjustments	(291)	(1.6)
Total tax benefit and effective tax rate	$ (105,682)	(557.0)%

[1] State taxes in Arizona, Massachusetts, Illinois, New York, Florida and Pennsylvania comprise greater than 50 percent of the tax effect in this category

A reconciliation of our effective income tax rate to the federal statutory rate for the years ended December 31, 2024 and 2023, prior to the adoption of ASU 2023-09 and as previously disclosed, is as follows (in thousands):

		2024		2023
Federal income tax at the statutory rate	$	80,120	$	32,983
Excess stock-based compensation benefit		(83,748)		(106,522)
Executive compensation limitation		51,858		77,350
R&D credits		(36,571)		(26,204)
Nontaxable gain on investments		(19,727)		—
Change in unrecognized tax benefits		7,356		4,351
Other permanent differences		5,176		1,201
Global intangible low-taxed income		3,081		1,890
Foreign derived intangible income deduction		(2,558)		(961)
Foreign tax credit		(1,914)		(1,922)
State income taxes, net of federal benefit		1,713		3,730
Change in valuation allowance		(903)		(4,695)
Tax effects of intercompany transactions		(222)		(2,033)
Difference between statutory and foreign tax rates		801		1,013
Other		8		1,097
Provision for (benefit from) income taxes	$	4,470	$	(18,722)
Effective tax rate		1.2 %		(11.9)%

Cash payments of U.S. federal, state and foreign income taxes, net of refunds, were as follows (in thousands):

		Year Ended December 31, 2025
Federal	$	31,720
State		12,650
Foreign		6,751
Total	$	51,121

Significant components of our deferred income tax assets and liabilities are as follows at December 31, 2025 and December 31, 2024 (in thousands):

	2025	2024
Deferred income tax assets:		
R&D capitalization, net	$ 162,715	$ 193,265
Deferred revenue	82,760	66,948
Stock-based compensation	69,703	51,088
Net operating loss carryforward	54,614	17,824
Reserves and accruals	43,289	33,523
R&D tax credit carryforward	27,105	19,100
Lease liabilities	25,695	11,966
Other	22,635	10,027
Convertible debt, net	2,601	31,603
Total deferred income tax assets	491,117	435,344
Valuation allowance	(32,594)	(23,054)
Total deferred income tax assets, net of valuation allowance	458,523	412,290
Deferred income tax liabilities:		
Amortization	(40,502)	(36,185)
Depreciation	(28,249)	(16,739)
Right-of-use assets	(25,250)	(10,639)
Other	(5,847)	(4,557)
Strategic investments	(515)	(42,260)
Total deferred income tax liabilities	(100,363)	(110,380)
Net deferred income tax assets	358,160	301,910
Deferred taxes are reflected in the consolidated balance sheet as follows:		
Non-current tax assets (included in deferred tax asset, net)	359,803	304,282
Non-current tax liabilities (included in other long-term liabilities)	(1,643)	(2,372)
Total	$ 358,160	$ 301,910

The following table presents the valuation allowance activity for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Balance, beginning of period	$ 23,054	$ 21,600	$ 26,368
Tax provision (benefit)	8,726	(576)	(4,262)
Deductions charged to tax provision / benefit	(411)	(327)	(505)
Additions (reversals) to other accounts	1,225	2,357	(1)
Balance, end of period	$ 32,594	$ 23,054	$ 21,600

As of December 31, 2025, we have recorded a net tax benefit totaling $58.4 million for U.S. federal, state, and foreign net operating loss carryforwards ("NOLs"). As of December 31, 2025, $53.9 million of NOLs may be carried forward indefinitely while the remaining $4.5 million will begin to expire at various times from 2029 through 2055. As of December 31, 2025, we have a total of $54.6 million U.S. federal and state (net of federal benefit) R&D credit carryforwards available to offset future income taxes. A total of $24.4 million of the R&D credits may be carried forward indefinitely while the remaining $30.2 million will begin to expire at various times from 2026 through 2045.

As of December 31, 2025, we anticipate sufficient future pre-tax book income to realize a significant portion of our deferred tax assets. However, as we have various state R&D tax credits expiring unutilized each year, operating losses and unrealized investment losses for which realization is uncertain, and specific identified intangibles with an indefinite life, we have recorded a $32.6 million valuation allowance against these specific deferred tax assets as of December 31, 2025.

The net change in total valuation allowance for the years ended December 31, 2025 and 2024 was an increase of $9.5 million and $1.5 million, respectively. The valuation allowance changes are driven primarily by certain state R&D tax credits for which realization is uncertain, acquired state NOLs, and movement in deferred tax assets associated with unrealized investment losses and transaction costs incurred in connection with certain investments that are not more likely than not to be realized. Of the net change in the valuation allowance for the years ended December 31, 2025 and 2024, an increase of $8.3 million and decrease of $0.9 million, respectively, was recorded to tax expense and an increase of $1.2 million and $2.4 million, respectively, was recorded through the consolidated balance sheets.

We consider the undistributed earnings of certain non-U.S. subsidiaries to be indefinitely reinvested outside of the United States based on estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and our specific plans for reinvestment of those subsidiary earnings. We project that our foreign earnings will be utilized offshore for working capital and future foreign growth and we have not made a provision for U.S. or additional foreign withholding taxes of the excess of the amount for financial reporting over the tax basis of investments in foreign subsidiaries that is indefinitely reinvested. Generally, such amounts become subject to U.S. taxation upon the remittance of dividends and under certain other circumstances. It is not practicable to estimate the tax effects of a remittance of such earnings. If we decide to repatriate the undistributed foreign earnings, we will recognize the income tax effects in the period we change our assertion on indefinite reinvestment.

We complete R&D tax credit studies for each year that an R&D tax credit is claimed for federal and state income tax purposes. We have made the determination that it is not more likely than not that the full benefit of the R&D tax credit will be sustained on examination. As such, we recorded a liability for unrecognized tax benefits of $56.2 million as of December 31, 2025. Should the unrecognized benefit of $56.2 million be recognized, our effective tax rate would be favorably impacted.

The following table presents a roll-forward of our liability for unrecognized tax benefits, exclusive of accrued interest, as of December 31, (in thousands):

	2025	2024	2023
Balance, beginning of year	$ 32,726	$ 25,754	$ 21,492
Increase (decrease) in previous year tax positions	237	501	(215)
Increase in current year tax positions	23,293	7,313	6,963
Decrease due to lapse of statute of limitations	(49)	(842)	(2,486)
Balance, end of year	$ 56,207	$ 32,726	$ 25,754

Federal income tax returns for 2022 through 2024 remain open to examination by the U.S. Internal Revenue Service, while state and local income tax returns for 2021 through 2024 also generally remain open to examination by state taxing authorities. The foreign tax returns for 2020 through 2024 also generally remain open to examination, although some foreign jurisdictions can audit returns up to ten years.

We have recognized expense, before federal tax impact, related to interest of $1.4 million, $1.2 million, and $0.3 million for the years ended December 31, 2025, 2024 and 2023 respectively. As of December 31, 2025 and December 31, 2024, we had accrued interest of $3.3 million and $1.8 million, respectively.

As part of the OECD global minimum tax framework, certain jurisdictions in which we operate have enacted or are in the process of implementing top-up tax provisions under Pillar Two. We have assessed the impact of these regulations on our tax position and included an immaterial adjustment in our income tax provision as of December 31, 2025. We continue to monitor legislative developments and will assess potential future impacts as additional guidance and implementation details become available.

Note 13 - Line of Credit

In December 2022, we entered into a credit agreement that provides for a senior unsecured multi-currency revolving credit facility (the "Credit Agreement") in an aggregate principal amount of up to $200.0 million, $30.0 million of which is available for the issuance of letters of credit. The Credit Agreement originally matured on the earlier of December 15, 2027 or the date that is six months prior to the stated maturity date of the 2027 Notes unless the 2027 Notes had been redeemed, repurchased, converted or defeased in full. Additionally, the Credit Agreement had an accordion feature which allowed for an increase in the total line of credit up to $300.0 million, in each lender's sole discretion.

In March 2025, immediately prior to the consummation of the closing of the 2030 and 2033 Notes offering, we entered into an amendment (the "Amendment") to the Credit Agreement. The Amendment increased the existing revolving credit facility by $100.0 million to a total aggregate principal amount of $300.0 million (with an accordion feature which allows for an increase in the total line of credit up to $400.0 million), increased availability for the issuance of letters of credit by $20.0 million to $50.0 million, extended the maturity date of the Credit Agreement from December 15, 2027 to March 11, 2030 (or, in each case, the date that is six months prior to the stated maturity date of the 2027 Notes unless the 2027 Notes have been redeemed, repurchased, converted or defeased in full), permitted the 2030 and 2033 Notes offering, and provided for other updates to the covenants and terms of the Credit Agreement.

As of December 31, 2025, no amounts were drawn under the Credit Agreement. Under the terms of the line of credit, available borrowings are reduced by outstanding letters of credit. As of December 31, 2025, we had letters of credit outstanding of approximately $8.9 million under the facility and available borrowing of $291.1 million, excluding amounts available under the accordion feature. Advances under the line of credit bear interest at Term SOFR plus 1.25 to 1.75% per year determined in accordance with a pricing grid based on our net leverage ratio and consolidated interest coverage ratio discussed further below. "SOFR" is defined as a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York or a successor administrator of the secured overnight financing rate.

We are required to comply with a net leverage ratio, defined as consolidated total indebtedness to EBITDA, of no greater than 3.50 to 1.00 based upon a trailing four fiscal quarter period. At December 31, 2025, our net leverage ratio was 0.15 to 1.00. Additionally, we must comply with a consolidated interest coverage ratio, defined as EBITDA to consolidated interest expense, of no less than 3.50 to 1.00 based upon a trailing four fiscal quarter end. At December 31, 2025, our consolidated interest coverage ratio was 8.93 to 1.00.

Note 14 - Stockholders' Equity

Common Stock and Preferred Stock

We have authorized the issuance of two classes of stock designated as "common stock" and "preferred stock," each having a par value of $0.00001 per share. We are authorized to issue 200 million shares of common stock and 25 million shares of preferred stock.

eXponential Stock Units

The Employee XSP includes an approved pool of approximately 4.5 million shares of common stock reserved for grants of XSUs to employees, of which approximately 1.1 million XSUs remain available to grant to employees under this program as of December 31, 2025. A total of approximately 0.2 million XSUs were granted during the year ended December 31, 2025. Additionally, on May 10, 2024, shareholders approved a grant of 679,102 XSUs for the CEO Performance Award.

The three independent vesting conditions are described in the following table:

Tranche[2]	Operational Goals[1] (in millions) Revenue		Adj. EBITDA[3]		Stock Price Goal		Minimum Service Requirement Employee XSP	CEO Performance Award	Goal Expiration
1	$1,834	or	$382	and	$247.40	and	June 2025	December 2028	December 31, 2026
2	2,293	or	497	and	309.25	and	December 2025	December 2028	December 31, 2027
3	2,866	or	611	and	386.56	and	June 2026	December 2029	December 31, 2028
4	3,583	or	801	and	483.20	and	December 2026	December 2029	December 31, 2029
5	4,479	or	1,044	and	604.00	and	June 2027	December 2030	December 31, 2030
6	5,599	or	1,356	and	755.00	and	December 2027	December 2030	December 31, 2031
7	6,999	or	1,706	and	943.75	and	June 2028	December 2030	December 31, 2032

[1] Operational goals are measured, as of any date, for the previous four consecutive fiscal quarters, beginning with the Company's first full fiscal quarter ending after the fiscal quarter in which the grant date occurred.

[2] Tranches 1 and 2 vested and settled in June 2025 and December 2025 respectively. As of December 31, 2025, for certain grantees, the shares acquired upon vesting and settlement of Tranche 2 remain subject to a holding period requirement under the plan, which will expire on the earlier of (i) December 31, 2030 and (ii) the date on which the subsequent tranche vests and settles.

[3] In connection with certain acquisitions which were completed during fiscal year 2024, the adjusted EBITDA goals were adjusted as required by the terms of the Employee XSP and CEO Performance Award during fiscal year 2025.

Restricted Stock Units

The following table summarizes RSU activity for the years ended December 31, 2025, 2024 and 2023 (number of units and aggregate intrinsic value in thousands):

	2025 Number of Units	Weighted Average Grant-Date Fair Value	2024 Number of Units	Weighted Average Grant-Date Fair Value	2023 Number of Units	Weighted Average Grant-Date Fair Value
Units outstanding, beginning of year	1,684	$ 356.31	1,615	$ 193.09	1,565	$ 145.48
Granted	639	627.27	1,131	440.76	915	227.62
Released	(786)	281.06	(909)	196.35	(740)	140.81
Forfeited	(135)	501.16	(153)	208.12	(125)	157.95
Units outstanding, end of year	1,402	508.09	1,684	356.31	1,615	193.09
Aggregate intrinsic value at year end	$ 795,982		$ 1,000,769		$ 417,240	

Aggregate intrinsic value represents our closing stock price on the last trading day of the period, which was $567.93 per share, multiplied by the number of RSUs outstanding. The fair value as of the respective vesting dates of RSUs that vested during the year was $497.7 million, $426.3 million, and $161.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, we had $566.6 million of total unrecognized stock-based compensation expense related to RSUs under our stock plans for shares that are expected to vest. We expect to recognize the cost related to the RSUs over a weighted average period of 2.50 years. Shares underlying RSUs are generally released when vesting requirements are met.

Certain RSUs that vested in the year ended December 31, 2025 were net-share settled, such that we withheld shares to cover the employees' tax obligations for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. Related to these RSU vests, we withheld a total of 0.1 million shares. The value of these shares withheld was $58.5 million, which reflects the closing stock price on the respective vesting dates.

Performance Stock Units

The following table summarizes PSU activity, inclusive of XSUs, for the years ended December 31, 2025, 2024 and 2023 (number of units and aggregate intrinsic value in thousands):

	2025		2024		2023	
	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value	Number of Units	Weighted Average Grant-Date Fair Value
Units outstanding, beginning of year	4,865	$ 261.18	394	$ 201.61	1,369	$ 43.43
Granted	216	573.26	4,888	263.13	319	218.04
Released	(1,072)	291.25	(23)	140.90	(1,238)	37.98
Forfeited	(359)	309.92	(394)	232.94	(56)	48.40
Units outstanding, end of year	3,650	265.99	4,865	261.18	394	201.61
Aggregate intrinsic value at year end	$ 2,072,713		$ 2,891,142		$ 101,751	

Aggregate intrinsic value represents our closing stock price on the last trading day of the period, which was $567.93 per share, multiplied by the number of PSUs outstanding. The fair value as of the respective vesting dates of PSUs that vested during the year was $691.7 million, $8.4 million, and $256.5 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, there was $609.2 million in unrecognized stock-based compensation expense related to PSUs under our stock plans for shares that are expected to vest. We expect to recognize the cost related to the PSUs over a weighted average period of 4.01 years. Shares underlying PSUs are released when vesting requirements are met.

Certain PSUs that vested in the year ended December 31, 2025 were net-share settled such that we withheld shares to cover the employees' tax obligations for the applicable income and other employment taxes, and remitted the cash to the appropriate taxing authorities. Related to these PSU vests, we withheld a total of 0.5 million shares. The value of these shares withheld was $293.4 million, which reflects the closing stock price on the respective vesting dates.

Stock Option Activity

The following table summarizes stock option activity for the years ended December 31, 2025, 2024 and 2023 (number of options and aggregate intrinsic value in thousands):

	2025			2024			2023		
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)
Options outstanding, beginning of year	21	$ 28.58		531	$ 28.58		2,438	$ 28.58	
Granted	—	—		—	—		—	—	
Exercised	—	—		(510)	28.58		(1,907)	28.58	
Expired / terminated	—	—		—	—		—	—	
Options outstanding and exercisable, end of year	21	28.58	2.15	21	28.58	3.15	531	28.58	4.16
Aggregate intrinsic value at year end	$11,289			$11,842			$121,981		

No options were exercised for the year ended December 31, 2025. The total intrinsic value of options exercised was $178.1 million and $323.0 million for the years ended December 2024, and 2023, respectively. The intrinsic value for options exercised was calculated as the difference between the exercise price of the underlying stock option awards and the market price of our common stock on the date of exercise. As of December 31, 2025, all outstanding stock options were fully vested and exercisable. The aggregate intrinsic value represents the difference between the exercise price of the underlying stock option awards and the closing market price of our common stock of $567.93 on the last trading day for the period ending December 31, 2025.

Stock-based Compensation Expense

The following table summarizes the composition of stock-based compensation expense for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Cost of product and service sales	$ 54,057	$ 60,089	$ 6,595
Selling, general and administrative expenses	342,362	190,561	58,533
Research and development expenses	237,812	131,954	66,230
Total stock-based compensation expense [(1)]	$ 634,231	$ 382,604	$ 131,358
Income tax benefit	$ 130,968	$ 79,275	$ 13,509

[(1)] For the year ended December 31, 2025, stock-based compensation expense included $24.1 million in non-recurring severance costs. Total non-recurring severance costs for the year-ended December 31, 2025 of $31.8 million also include $7.7 million of severance payments and employee benefits. The majority of these costs were recorded in selling, general and administrative expenses.

Stock Incentive Plans

In May 2024, our shareholders approved the Axon Enterprise, Inc. Amended and Restated 2022 Stock Incentive Plan (the "Amended 2022 Plan") authorizing an additional 2.2 million shares, plus remaining available shares under prior plans, for issuance under the Amended 2022 Plan. Combined with the shares of our common stock remaining available under our legacy stock incentive plans, there are 2.8 million shares of our common stock available for grant under the Amended 2022 Plan as of December 31, 2025.

At-the-Market Equity Offering

We participate in an "at-the-market" equity offering program (the "ATM"), pursuant to which we are authorized to sell up to a total of approximately 2.0 million shares of our common stock.

During the year ended December 31, 2025, we sold approximately 0.7 million shares of our common stock under our ATM. We generated approximately $494.7 million in aggregate gross proceeds from sales under the ATM. We recorded aggregate net proceeds of $489.4 million in additional paid-in capital after deducting related expenses, including commissions to the sales agent and issuance costs of $5.3 million. As of the year ended December 31, 2025, approximately $0.1 million of these costs were not yet paid.

As of the year ended December 31, 2025, there were approximately 1.3 million shares remaining. We utilize the net proceeds from this offering program for general corporate purposes, which may include providing capital to satisfy a portion of the tax obligations related to the vesting and settlement of stock compensation awards granted to our employees under our stock plans and funding ongoing strategic investments and acquisitions as we continue to expand our product ecosystem.

Stock Repurchase Plan

In February 2016, our Board of Directors authorized a stock repurchase program to acquire up to $50.0 million of our outstanding common stock subject to stock market conditions and corporate considerations. There were no shares repurchased under the program during the years ended December 31, 2025, 2024, and 2023. As of December 31, 2025 and 2024, $16.3 million remained available under the plan for future purchases.

Note 15 – Accumulated Other Comprehensive Loss

The following table reflects the changes in accumulated other comprehensive loss, net of tax (in thousands):

	Unrealized (Losses) Gains on Available-for-Sale Investments [1]	Foreign Currency Translation	Total
Balance, December 31, 2022	$ (1,251)	$ (5,928)	$ (7,179)
Other comprehensive income (loss)	852	(4,352)	(3,500)
Balance, December 31, 2023	(399)	(10,280)	(10,679)
Other comprehensive income (loss)	369	(7,874)	(7,505)
Balance, December 31, 2024	(30)	(18,154)	(18,184)
Other comprehensive income	113	6,265	6,378
Balance, December 31, 2025	$ 83	$ (11,889)	$ (11,806)

[1] Amounts are net of immaterial tax impacts.

Note 16 - Leases

We have operating leases for office space, manufacturing and logistical functions. Operating lease assets and liabilities consisted of the following at December 31, 2025 and December 31, 2024 (in thousands):

Leases (in thousands)	Classification	December 31, 2025	December 31, 2024
Assets			
Operating lease assets	Other assets	$ 99,513	$ 44,567
Liabilities			
Current			
Operating	Other current liabilities	$ 6,990	$ 9,453
Noncurrent			
Operating	Long-term lease liabilities	$ 98,942	$ 41,383
Total lease liabilities		$ 105,932	$ 50,836

The components of operating lease expenses were as follows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Total operating lease expense [1]	$ 20,584	$ 14,568	$ 10,025

[1]   Includes short-term leases, which are immaterial

Supplemental cash flow information related to operating leases were as follows for the years ended December 31, 2025, 2024 and 2023 (in thousands):

	2025	2024	2023
Cash paid for amounts included in the measurement of operating lease liabilities — operating cash flows	$ 15,053	$ 12,284	$ 8,846
Right-of-use assets obtained in exchange for operating lease liabilities	62,844	14,292	5,927

Weighted-average remaining lease term and discount rate related to operating leases at December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term	9.2 years	7.7 years
Weighted average discount rate	6.78 %	7.60 %

Future minimum operating lease payments under non-cancellable leases as of December 31, 2025 were as follows (in thousands):

	Operating
2026	$ 15,094
2027	14,406
2028	15,613
2029	15,797
2030	14,833
Thereafter	76,637
Total minimum lease payments	152,380
Less: Amount representing interest	(46,448)
Present value of lease payments	$ 105,932

Note 17 - Employee Benefit Plans

We have a defined contribution profit sharing 401(k) plan for eligible employees, which is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. Employees are entitled to make tax-deferred contributions of their eligible compensation up to the maximum allowed by law. We also sponsor defined contribution plans in certain of our international subsidiaries.

Our matching contributions for all defined contribution plans for the years ended December 31, 2025, 2024, and 2023, were approximately $21.9 million, $17.2 million and $14.5 million, respectively.

Note 18 - Segment Data

Segment information for the years ended December 31, 2024, and 2023 has been recast to reflect the Segment Realignment. Refer to Note 1 for additional details. Information relative to our reportable segments was as follows (in thousands):

	Year Ended December 31, 2025		
	Connected Devices	Software and Services	Total
Net sales	$ 1,576,864	$ 1,202,672	$ 2,779,536
Cost of sales	809,303	312,108	1,121,411
Other segment items [1]	40,005	40,963	80,968
Adjusted gross margin	$ 807,566	$ 931,527	$ 1,739,093
Other segment items [1]			(80,968)
Selling, general and administrative			(1,035,893)
Research and development			(684,308)
Interest income			75,431
Interest expense			(94,238)
Other income, net			99,857
Income before provision for income taxes			$ 18,974

[1]   Other segment items includes the adjustment for noncash stock-based compensation expense, amortization of acquired intangible assets, inventory step-up amortization related to acquisitions, payroll taxes related to Employee XSP vesting and non-recurring severance costs to arrive at the profit measure used by the CODM.

	Year Ended December 31, 2024		
	Connected Devices	Software and Services	Total
Net sales	$ 1,221,292	$ 861,234	$ 2,082,526
Cost of sales	618,136	223,010	841,146
Other segment items [1]	50,880	23,187	74,067
Adjusted gross margin	$ 654,036	$ 661,411	$ 1,315,447
Other segment items [1]			(74,067)
Selling, general and administrative			(741,247)
Research and development			(441,593)
Interest income			43,693
Interest expense			(7,098)
Other income, net			286,369
Income before provision for income taxes			$ 381,504

[1] Other segment items includes the adjustment for noncash stock-based compensation expense, amortization of acquired intangible assets, and inventory step-up amortization related to acquisitions to arrive at the profit measure used by the CODM.

	Year Ended December 31, 2023		
	Connected Devices	Software and Services	Total
Net sales	$ 964,002	$ 596,697	$ 1,560,699
Cost of sales	447,708	157,538	605,246
Other segment items [1]	3,253	6,486	9,739
Adjusted gross margin	$ 519,547	$ 445,645	$ 965,192
Other segment items [1]			(9,739)
Selling, general and administrative			(494,884)
Research and development			(303,719)
Interest income			49,107
Interest expense			(6,995)
Other income (loss), net			(41,901)
Income before provision for income taxes			$ 157,061

[1] Other segment items includes the adjustment for noncash stock-based compensation expense and amortization of acquired intangible assets to arrive at the profit measure used by the CODM.

The following table presents supplemental information included within the measure of profit or loss, adjusted gross margin, reviewed by our CODM (in thousands). There are no other material items presented to our CODM by segment or included within adjusted gross margin for supplemental disclosure.

	Year Ended December 31, 2025			Year Ended December 31, 2024			Year Ended December 31, 2023		
	Connected Devices	Software and Services	Total	Connected Devices	Software and Services	Total	Connected Devices	Software and Services	Total
Depreciation and amortization	$ 38,188	$ 19,111	$ 57,299	$ 23,142	$ 12,239	$ 35,381	$ 14,115	$ 3,454	$ 17,569
Significant noncash items:									
Stock-based compensation expense	31,298	21,919	53,217	47,953	12,136	60,089	2,576	4,019	6,595
Provisions for inventory	4,077	—	4,077	16,599	—	16,599	4,394	—	4,394
Warranty reserve expense	11,628	—	11,628	5,592	—	5,592	8,062	—	8,062

Note 19 – Business Combinations

The consolidated financial statements include the operating results of each acquisition from the date of acquisition noted below. Supplemental pro forma information has not been presented as the effects of the business combinations during the years ended December 31, 2025 and 2024 were not material to our consolidated financial statements.

2025 Business Combinations

Prepared

On October 1, 2025, we acquired the remaining 99.2% interest in Invictus Apps, Inc. ("Prepared"), a leading provider of AI-powered emergency communications software. Net of cash acquired and equity consideration attributable to pre-combination service, total cash paid in the business combination was approximately $624.1 million. Incremental consideration transferred was approximately $728.2 million, subject to customary purchase price adjustments. The acquisition aligns with our mission and positions us to accelerate next-generation public safety communications and emergency response solutions. We recorded acquisition-related transaction and integration costs of $5.8 million for the year ended December 31, 2025. Our existing interest of approximately 0.8% had a fair value at the acquisition date of $6.2 million, which resulted in a non-taxable gain of $2.2 million.

The purchase price allocation is subject to revision during the measurement period for normal closing activities, such as income tax filings and settlement of escrow balances, which is expected to be completed by the third quarter of 2026. Based on the initial purchase price allocation, we recorded $596.8 million of goodwill, $98.9 million of acquired cash, $47.5 million of identifiable intangible assets, and assumed $1.1 million of other net liabilities, excluding deferred taxes. We also recorded a net deferred tax liability of $7.6 million.

The identifiable intangible assets included $37.0 million of developed technology, $7.3 million of customer relationships, and $3.2 million of trademarks. The fair values of the intangible assets were calculated using the relief-from-royalty method for the developed technology, the multi-period excess earnings method for customer relationships, and the relief-from-royalty method for the trademarks. The significant assumptions used to estimate the fair value of the developed technology included projected revenues, the selected royalty rate, the estimated economic life of five years, and an appropriate discount rate. The weighted average amortization period of the acquired intangible assets as of the acquisition date was 5 years.

The goodwill associated with this business combination is primarily attributable to synergies that are expected to be achieved from the integration of the business and is not deductible for tax purposes. Consistent with the assignment of goodwill, the consolidated results of Prepared are included in our Software and Services reportable segment following the business combination.

<u>*Other Business Combinations*</u>

During the year ended December 31, 2025, we completed certain business combinations for total purchase consideration of approximately $24.0 million primarily to enhance our end-to-end public safety ecosystem. The business combinations were not material to our consolidated statements of operations, either individually or in the aggregate.

2024 Business Combinations

<u>*Fusus*</u>

On January 31, 2024, we acquired the remaining 79.7% equity interests in Fusus, LLC ("Fusus") for incremental consideration transferred of approximately $241.3 million. Our existing interest of 20.3% had a fair value at the acquisition date of $63.3 million, which resulted in a non-taxable gain of $42.3 million. The acquisition expanded our ability to aggregate live video, data and sensor feeds, which enhances situational awareness and investigative capabilities for our customers in public safety, education and enterprise. We recorded acquisition-related transaction and integration costs of $0.1 million and $4.7 million for the years ended December 31, 2025 and 2024, respectively.

Based on the final purchase price allocation, we recorded $249.9 million of goodwill, $72.9 million of identifiable intangible assets, and assumed $7.8 million of other net liabilities, excluding deferred taxes. We also recorded a net deferred tax liability of $10.4 million. As of the acquisition date, the identifiable intangible assets recognized in the business combination included $56.6 million of developed technology, $14.4 million of customer relationships, and $1.9 million of trademarks. The fair values of the intangible assets were calculated using the multi-period excess earnings method for developed technology, the with-and-without method for customer relationships, and the relief-from-royalty method for trademarks. Valuation inputs included projected revenues, EBITDA margins, technology obsolescence factor, and the discount rate. The weighted-average amortization period of the acquired intangible assets was 7.5 years.

The goodwill associated with this business combination is primarily attributable to synergies that are expected to be achieved from the integration of the business and is not deductible for tax purposes. As a result of the Segment Realignment, the goodwill recognized in the business combination has been reallocated between our two reportable segments and reporting units, Connected Devices and Software and Services.

<u>*Dedrone*</u>

On October 1, 2024, we acquired the remaining 79.8% equity interests in Dedrone, a global leader in air space security, for incremental consideration transferred of approximately $391.1 million. Our existing interest of 20.2% had a fair value at the acquisition date of $112.2 million, which resulted in a non-taxable gain of $51.6 million. We recorded acquisition-related transaction and integration costs of $2.0 million and $13.0 million for the years ended December 31, 2025 and 2024, respectively.

The purchase price allocation was subject to revision during the measurement period through September 30, 2025. During the year ended December 31, 2025, we recorded various measurement period adjustments primarily consisting of adjustments to working capital resulting in a $7.5 million decrease to goodwill. These measurement period adjustments also include $3.3 million indemnification assets related to certain pre-acquisition contingencies.

Based on the final purchase price allocation, including measurement period adjustments, we have recorded $443.6 million of goodwill, $100.5 million of identifiable intangible assets, and assumed $43.9 million of other net liabilities, excluding deferred taxes. We have also recorded a net deferred tax asset of $3.1 million. As of the acquisition date, the identifiable intangible assets recognized in the business combination included $41.0 million of developed technology, $41.0 million of in-process research and development, $15.0 million of customer relationships, and $3.5 million of trademarks. The fair values of the intangible assets were calculated using the cost approach for developed technology and IPR&D, the with-and-without method for customer relationships, and the relief-from-royalty method for trademarks. The valuation of the developed technology and IPR&D was also supported by an income approach. Valuation inputs included direct development cost build-ups. The weighted-average amortization period of the finite-lived intangible assets was 5.5 years.

The goodwill associated with this business combination is primarily attributable to synergies that are expected to be achieved from the integration of the business and is not deductible for tax purposes. As a result of the Segment Realignment, the goodwill recognized in the business combination has been reallocated between our two reportable segments and reporting units, Connected Devices and Software and Services.

Note 20 – Subsequent Events

Carbyne

In February 2026, we acquired Carbyne Ltd. ("Carbyne"), a leading cloud-native emergency communications and response platform for a base purchase price of $625.0 million, subject to customary purchase price adjustments. Prior to closing this transaction, we held an approximately 11% ownership interest in Carbyne. This transaction is considered a "step acquisition" under GAAP whereby our ownership interest held before the acquisition is required to be remeasured to fair value at the date of the acquisition. Due to the proximity of the closing date of the acquisition to the date of this filing, the initial accounting for the acquisition is not yet complete.

Convertible Notes Redemption

In December 2025, we delivered a notice of redemption to redeem all of our outstanding 2027 Notes in February 2026 at a redemption price equal to 100% of the principal amount of the notes to be redeemed, together with accrued and unpaid interest. Holders of the 2027 Notes were able to convert their notes prior to the redemption date for cash up to the principal amount of any notes being converted and shares of our common stock for any conversion obligation in excess of the principal amount. We redeemed $0.8 million aggregate principal amount of the 2027 Notes on February 10, 2026, and we settled conversions in respect of $80.3 million aggregate principal amount of the 2027 Notes on February 11, 2026, with $80.3 million in cash and 211,870 shares of our common stock. We received 41,139 shares from option counterparties in connection with the exercises of the 2027 Note Hedges entered into in connection with the issuance of the 2027 Notes. As a result, we have no 2027 Notes outstanding following settlement of the aforementioned redemption.

Strategic Investment Activities

In January and February 2026, we closed a series of transactions to acquire additional equity interests in new and existing strategic investees for an aggregate amount of $234.3 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Axon Enterprise, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Axon Enterprise, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the COSO because a material weakness in internal control over financial reporting existed as of that date as the Company did not design and maintain effective controls related to revenue recognition for its customer contracts.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2025 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in management's report referred to above. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition for Certain Contracts with Customers for Products and Services

As described in Note 1 to the consolidated financial statements, the Company's net sales were $2.8 billion for the year ended December 31, 2025, a significant portion of which relates to certain contracts with customers for products and services. The Company derives revenue from two primary sources: software-as-a-service (SaaS) offerings and the sale of devices, accessories, and related extended warranties across the Company's product portfolio. To a lesser extent, the Company also recognizes revenue from training, professional services and other services ancillary to the Company's core offerings. In general, the Company sells its integrated hardware products and services together in a single transaction. Such contracts can include various combinations of products and services, each of which is generally distinct and accounted for as a separate performance obligation. The contractual term of the Company's revenue arrangements is based on the period in which there are presently enforceable rights and obligations, which could be shorter than the stated contractual term if the Company's customers can terminate the contracts for convenience without having to pay a substantive termination penalty. In contracts with no substantive termination penalty, management also considers if the option for the Company's customer to purchase additional goods or services represents an additional performance obligation in the form of a material right. Determining the revenue recognition for these types of contracts may require significant judgment to determine the contract term, including the existence of substantive termination penalties, determining the transaction price and identifying the performance obligations. Revenues are recognized upon transfer of control of promised products or services to customers.

The principal considerations for our determination that performing procedures relating to revenue recognition for certain contracts with customers for products and services is a critical audit matter are (i) the significant judgment by management when determining the revenue recognition for certain contracts with customers and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management's determination of the contract term, including the existence of substantive termination penalties, determining the transaction price and identifying the performance obligations. As described in the "Opinions on the Financial Statements and Internal Control over Financial Reporting" section, a material weakness was identified related to this matter.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over contract reviews related to management's determination of revenue recognition for contracts with customers. These procedures also included, among others, for a sample of revenue transactions, (i) evaluating the reasonableness of management's judgments related to determining the contract term, including evaluating whether termination penalties are substantive, the determination of the transaction price and the identification of the performance obligations; and (ii) testing the amount and timing of revenue recognized by obtaining and inspecting source documents, such as contracts, purchase orders, invoices, evidence of transfer of control, and cash receipts. These procedures also included confirming a sample of outstanding customer invoice balances as of December 31, 2025 and, for confirmations not returned, obtaining and inspecting source documents, such as contracts, purchase orders, invoices, evidence of transfer of control, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Phoenix, Arizona
February 24, 2026
We have served as the Company's auditor since 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Axon Enterprise, Inc.

Opinion on the financial statements
We have audited the accompanying consolidated statements of operations and comprehensive income, stockholders' equity, and cash flows of Axon Enterprise, Inc. (a Delaware corporation) and subsidiaries (the "Company") for the year ended December 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP
We served as the Company's auditor from 2005 to 2024
Phoenix, Arizona
February 27, 2024 (except for Note 18, as to which the date is February 28, 2025)

Item 9. *Changes in and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Attached as exhibits to this Annual Report on Form 10-K are certifications of the Chief Executive Officer (as the principal executive officer) and Chief Financial Officer (as the principal financial and accounting officer), which are required in accordance with Rule 13a-14 of the Exchange Act. This section includes information concerning the controls and controls evaluations referred to in the certifications. This section should be read in conjunction with the certifications for a more complete understanding of the topics presented. PricewaterhouseCoopers LLP has independently audited the effectiveness of our internal control over financial reporting as of December 31, 2025 and its report is included in Item 8 of this Annual Report.

Evaluation of Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer are responsible for the evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K. Our disclosure controls and procedures are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act, as amended, is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2025, as a result of the material weakness in internal control over financial reporting discussed below.

Notwithstanding the material weakness, and based on the additional analyses and other procedures management performed to ensure that its consolidated financial statements included in this Annual Report on Form 10-K were prepared in accordance with U.S. GAAP, we have concluded that the consolidated financial statements fairly present in all material respects our financial condition, results of operations, and cash flows for the periods presented in conformity with accounting principles generally accepted in the U.S.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was not effective as of December 31, 2025 as a result of the material weakness described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The Company did not design and maintain effective controls related to revenue recognition for its customer contracts. Specifically, the Company did not design and maintain controls to update its revenue recognition policies to reflect changes in product offerings or terms and conditions of arrangements with customers to ensure revenue was appropriately recognized and disclosed in accordance with U.S. GAAP. This material weakness resulted in immaterial errors related to revenue, related contract assets and liabilities, and the remaining performance obligations disclosure as of and for each of the interim and annual periods during 2023 and 2024. Additionally, the material weakness could result in a misstatement of the aforementioned accounts and disclosure that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 as stated in their report which appears in Item 8 of this Annual Report.

Remediation Efforts to Address the Material Weakness

We are committed to maintaining strong internal control over financial reporting. In relation to the material weakness, management, with oversight from the Company's Audit Committee, continued to execute the remediation plan as disclosed in Part II, Item 9A of our amended 2024 Annual Report on Form 10-K/A. During the fourth quarter of 2025, we completed the design and implementation of control activities to i) periodically assess our revenue accounting policies, ii) make updates to the policies to reflect changes in product offerings or terms and conditions of the arrangements with customers, and iii) monitor and appropriately account for our existing and new revenue streams.

We expect to conclude that the material weakness is remediated once we determine that the applicable controls have operated effectively for a sufficient period of time.

Changes in Internal Control over Financial Reporting

The remediation efforts described above are changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

Rule 10b5-1 Director and Officer Trading Arrangements

The table below describes the contracts, instructions or written plans for the purchase or sale of securities adopted or terminated by our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) during the three months ended December 31, 2025, that are intended to satisfy the affirmative defense conditions of Rule 10b5-1(c).

Name and Title	Action	Date of Adoption	Expiration Date	Aggregate Number of Securities to be Sold
Julie Cullivan, *Director*	Adoption	November 14, 2025	June 30, 2026	1,187
Cameron Brooks, *Chief Revenue Officer*	Adoption	December 8, 2025	December 31, 2026	7,944 [1]
Jeri Williams, *Director*	Adoption	December 8, 2025	June 5, 2026	380
Joshua Isner, *President*	Adoption	December 17, 2025	December 31, 2026	52,480 [1]
Hadi Partovi, *Director*	Adoption	December 17, 2025	June 30, 2027	40,000

[1]   Reflects the maximum number of shares to be sold, excluding the effect of shares withheld for taxes

No other Rule 10b5-1 trading arrangements or "non-Rule 10b5-1 trading arrangements" (as defined by Item 408(c) of Regulation S-K) were entered into, modified or terminated by our directors or officers during such period.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required to be disclosed by this item is incorporated herein by reference to our definitive proxy statement for the 2026 Annual Meeting of Shareholders (the "2026 Proxy Statement"), which we expect to file with the SEC within 120 days after the end of our fiscal year ended December 31, 2025.

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of securities of Axon by the Company, directors, officers, and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations. Our insider trading policy states, among other things, that the Company and our directors, officers, and employees are prohibited from trading in such securities while in possession of material, nonpublic information. The foregoing summary of our insider trading policies and procedures does not purport to be complete and is qualified by reference to our Insider Trading Policy incorporated herein by reference to Exhibit 19.1 to the original 2024 Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 28, 2025.

Item 11. *Executive Compensation*

The information required to be disclosed by this item is incorporated herein by reference to our 2026 Proxy Statement.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

A description of our equity compensation plans approved by our shareholders is included in Note 14 in Part II, Item 8 of this Annual Report on Form 10-K. The following table provides details of our equity compensation plans at December 31, 2025:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) [1]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	5,072,072	$ 28.58	2,805,939
Equity compensation plans not approved by security holders[2]	—	—	112,505
Total	5,072,072		2,918,444

[1] The weighted average exercise price is calculated based solely on the exercise prices of the outstanding stock options and does not reflect the shares that will be issued upon the vesting of outstanding awards of RSUs that have no exercise price.

[2] In September 2022, our Board of Directors adopted the Axon Enterprise, Inc. 2022 Stock Inducement Plan (the "2022 Inducement Plan") pursuant to which we reserved 250,000 shares of common stock for issuance under the 2022 Inducement Plan. In September 2019, our Board of Directors adopted the Axon Enterprise, Inc. 2019 Stock Inducement Plan (the "2019 Inducement Plan" and, together with the 2022 Inducement Plan, the "Inducement Plans") pursuant to which we reserved 500,000 shares of common stock for issuance under the 2019 Inducement Plan. The Inducement Plans were adopted without shareholder approval pursuant to Rule 5635(c)(4) and Rule 5635(c)(3) of the Nasdaq Listing Rules. Each Inducement Plan provides for the grant of equity-based awards, including restricted stock, RSUs, performance shares and PSUs, and its terms are substantially similar to our shareholder-approved Amended 2022 Plan and the Axon Enterprise, Inc. 2019 Stock Incentive Plan, respectively. In accordance with Rule 5635(c)(4) and Rule 5635(c)(3) of the Nasdaq Listing Rules, awards under each Inducement Plan may only be made to individuals not previously employees or non-employee directors of the Company (or following such individuals' bona fide period of non-employment with the Company), as an inducement material to the individuals' entry into employment with the Company.

All other information required to be disclosed by this item is incorporated herein by reference to our 2026 Proxy Statement.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required to be disclosed by this item is incorporated herein by reference to our 2026 Proxy Statement.

Item 14. *Principal Accountant Fees and Services*

The information required to be disclosed by this item is incorporated herein by reference to our 2026 Proxy Statement.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. Consolidated financial statements: All consolidated financial statements as set forth under Part II, Item 8 of this 2025 Annual Report.

2. Supplementary Financial Statement Schedules: Supplementary schedules have not been included because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

3. Exhibits:

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q, filed August 9, 2022)
3.2	Bylaws, as amended and restated (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, filed December 21, 2023)
4.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.2 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
4.2	Description of Securities of Axon Enterprise, Inc. registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.2 to the Annual Report on Form 10-K, filed February 27, 2024)
4.3	Indenture, dated as of December 9, 2022, between Axon Enterprise, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed December 9, 2022)
4.4	Form of 0.50% Convertible Senior Note due 2027 (incorporated by reference to Exhibit A in Exhibit 4.1 to the Current Report on Form 8-K, filed December 9, 2022)
4.5	Indenture relating to the 2030 Senior Notes, dated as of March 11, 2025, between Axon Enterprise, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K, filed March 11, 2025)
4.6	Indenture relating to the 2033 Senior Notes, dated as of March 11, 2025, between Axon Enterprise, Inc. and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K, filed March 11, 2025)
4.7	Form of 6.125% Senior Notes due 2030 (incorporated by reference to Exhibit A in Exhibit 4.1 to the Current Report on Form 8-K, filed March 11, 2025)
4.8	Form of 6.250% Senior Notes due 2033 (incorporated by reference to Exhibit A in Exhibit 4.2 to the Current Report on Form 8-K, filed March 11, 2025)
10.1+	Form of Indemnification Agreement between the Company and its directors (incorporated by reference to Exhibit 10.4 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
10.2+	Form of Indemnification Agreement between the Company and its officers (incorporated by reference to Exhibit 10.5 to Registration Statement on Form SB-2, effective May 11, 2001 (Registration No. 333-55658))
10.3+	TASER International, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 to Form 8-K, filed on July 12, 2013)
10.4+	CEO Performance Award (incorporated by reference to Annex A of the Company's Proxy Statement, filed on April 13, 2018)
10.5+	Axon Enterprise, Inc. 2019 Stock Incentive Plan (incorporated by reference to Annex A of the Company's Proxy Statement, filed on December 31, 2018)
10.6+	Axon Enterprise, Inc. 2019 Stock Incentive Plan Exponential Stock Unit Grant Notice (incorporated by reference to Annex B of the Company's Proxy Statement, filed on December 31, 2018)
10.7+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Joshua M. Isner (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K, filed June 4, 2019)
10.8+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Jeffrey C. Kunins, dated September 23, 2019 (incorporated by reference to Exhibit 10.16 to the Annual Report on Form 10-K, filed February 28, 2020)
10.9+	Axon Enterprise, Inc. 2019 Stock Inducement Plan (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8, filed September 23, 2019)
10.10+	Auction Statement from the Company to the Arizona State Land Department (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 6, 2020)

Exhibit Number	Description
10.11±	Construction Management Agreement, dated February 23, 2022, by and between Axon Enterprise, Inc. and Okland Construction Company, Inc. (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K, filed February 24, 2022)
10.12+	Axon Enterprise, Inc. 2022 Stock Incentive Plan (incorporated by reference to Annex B of the Company's Proxy Statement, filed April 8, 2022)
10.13+	Axon Enterprise, Inc. 2022 Stock Inducement Plan (incorporated by reference to Exhibit 99.1 to the registration statement on Form S-8, filed September 23, 2022)
10.14+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Brittany Bagley (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q, filed November 9, 2022)
10.15	Form of Convertible Note Hedge Confirmation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed December 9, 2022)
10.16	Form of Warrant Confirmation (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed December 9, 2022)
10.17	Credit Agreement, dated December 15, 2022, by and between Axon Enterprise, Inc. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K, filed February 28, 2023)
10.18+	Employment Agreement, dated December 8, 2023, by and between Axon Enterprise, Inc. and Patrick W. Smith (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed December 14, 2023)
10.19+	Letter Agreement, dated December 8, 2023, by and between Axon Enterprise, Inc. and Patrick W. Smith (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, filed December 14, 2023)
10.20+	Axon Enterprise, Inc. Amended and Restated 2022 Stock Incentive Plan, effective as of May 10, 2024 (incorporated by reference to the Definitive Proxy Statement, filed on March 29, 2024).
10.21+	Axon Enterprise, Inc. eXponential Stock Plan, effective as of May 10, 2024 (incorporated by reference to the Definitive Proxy Statement, filed on March 29, 2024).
10.22+	CEO Performance Award, effective as of December 22, 2023 (incorporated by reference to the Definitive Proxy Statement, filed on March 29, 2024).
10.23	Distribution Agreement, dated May, 2024, by and between Axon Enterprise, Inc. and J.P. Morgan Securities LLC. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K, filed May 13, 2024)
10.24+	Executive Employment Agreement by and between Axon Enterprise, Inc. and Cameron Brooks, dated April 12, 2024
10.25	Amendment No. 1, dated March 11, 2025, amending the Credit Agreement dated December 15, 2022, among, the Company, the Lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed March 11, 2025)
19.1	Axon Enterprise, Inc. Insider Trading Policy (incorporated herein by reference to Exhibit 19.1 to the Original 2024 Annual Report on Form 10-K of Axon Enterprise, Inc. filed on February 28, 2025)
21.1*	List of Subsidiaries
23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2*	Consent of Grant Thornton, LLP, independent registered public accounting firm
24.1*	Powers of attorney (see signature page)
31.1*	Principal Executive Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)
31.2*	Principal Financial Officer Certification pursuant to Rule 13a-14(a) or Rule 15d-14(a)
32**	Principal Executive Officer and Principal Financial Officer Certification pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97	Axon Enterprise, Inc. Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Annual Report on Form 10-K, filed February 27, 2024)
101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description
101.CAL*	Inline XBRL Taxonomy Calculation Linkbase Document
101.LAB*	Inline XBRL Taxonomy Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, formatted in Inline XBRL

+   Management contract or compensatory plan or arrangement

*   Filed herewith

**   Furnished herewith

±   Certain confidential portions of this Exhibit were omitted by means of marking such portions with brackets ("[***]") because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 16. *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXON ENTERPRISE, INC.

Date: February 24, 2026

By: _____/s/ PATRICK SMITH_____

Chief Executive Officer, Director

(Principal Executive Officer)

Date: February 24, 2026

By: _____/s/ BRITTANY BAGLEY_____

Chief Operating Officer and Chief Financial Officer

(Principal Financial Officer)

POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick Smith his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PATRICK SMITH Patrick Smith	Chief Executive Officer, Director (Principal Executive Officer)	February 24, 2026
/s/ BRITTANY BAGLEY Brittany Bagley	Chief Operating Officer and Chief Financial Officer (Principal Financial Officer)	February 24, 2026
/s/ JENNIFER MAK Jennifer Mak	Chief Accounting Officer (Principal Accounting Officer)	February 24, 2026
/s/ JULIE CULLIVAN Julie Cullivan	Director	February 24, 2026
/s/ CAITLIN KALINOWSKI Caitlin Kalinowski	Director	February 24, 2026
/s/ MATTHEW MCBRADY Matthew McBrady	Director	February 24, 2026
/s/ TODD MORGENFELD Todd Morgenfeld	Director	February 24, 2026
/s/ HADI PARTOVI Hadi Partovi	Director	February 24, 2026
/s/ GRAHAM SMITH Graham Smith	Director	February 24, 2026
/s/ JERI WILLIAMS Jeri Williams	Director	February 24, 2026

[This Page Intentionally Left Blank]

AXON

AXON.COM

2025–2026